As filed with the United States Securities and Exchange Commission on October 2, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

Registration Statement

Under

the Securities Act of 1933

National CineMedia, LLC

(Exact name of registrant as specified in its charter)

Delaware	7310	20-2632505
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9110 E. Nichols Ave., Suite 200

Centennial, Colorado 80112-3405

(303) 792-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ralph E. Hardy, Esq.

Executive Vice President and General Counsel

National CineMedia, Inc.

9110 E. Nichols Ave., Suite 200

Centennial, Colorado 80112-3405

(303) 792-3600

(Name, address, including zip code and telephone number, including area code, of agent for service)

With a copy to:

W. Dean Salter, Esq.

Mashenka Lundberg, Esq.

Bryan Cave HRO

1700 Lincoln Street, Suite 4100

Denver, Colorado 80203

(303) 861-7000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
6.00% Senior Secured Notes due 2022	$400,000,000	100%	$400,000,000	$54,560

(1)	Calculated pursuant to Rule 457 under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 2, 2012

PROSPECTUS

National CineMedia, LLC

Offer to Exchange

all outstanding 6.00% Senior Secured Notes due 2022

($400,000,000 aggregate principal amount)

for

6.00% Senior Secured Notes due 2022

that have been registered under the Securities Act of 1933, as amended

National CineMedia, LLC hereby offers, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $400,000,000 in aggregate principal amount of our registered 6.00% Senior Secured Notes due 2022, or the exchange notes, the issuance of which has been registered under the Securities Act of 1933, as amended, or the Securities Act, for a like principal amount of our outstanding unregistered 6.00% Senior Secured Notes due 2022, or the original notes. We refer to the original notes and exchange notes collectively as the notes. The terms of the exchange notes are identical to the terms of the original notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the original notes.

We will exchange any and all original notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on                    , 2012, unless extended. We do not currently intend to extend the exchange offer.

We have not applied, and do not intend to apply, for listing of the notes on any national securities exchange.

See “Risk Factors” beginning on page 18 of this prospectus for a discussion of certain risks that you should consider before participating in this exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The related letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2012.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, or the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

The notes have not been and will not be qualified under the securities laws of any province or territory of Canada. The notes are not being offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada in contravention of the securities laws of any province or territory thereof.

Until                , 2012 (40 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus.

i

Market Information

Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations (including Nielsen Media Research, Inc.; the Motion Picture Association of America; and the National Association of Theatre Owners) and analysts, and our knowledge of our revenues and markets. Designated Market Area®, or DMA®, is a registered trademark of Nielsen Media Research, Inc. We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy.

Glossary

In this prospectus, unless the context otherwise requires:

•	“NCM LLC,” “the Company,” “we,” “us” or “our” refer to National CineMedia, LLC, a Delaware limited liability company, which commenced operations on April 1, 2005;

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“NCM, Inc.” refers to National CineMedia, Inc., a Delaware corporation, which acquired an interest in, and became a member and the sole manager of NCM LLC, upon completion of its initial public offering, or “IPO,” which closed on February 13, 2007;

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“AMC” refers to AMC Entertainment Inc. and its subsidiaries, National Cinema Network, Inc., or “NCN,” which contributed assets used in the operations of NCM LLC and formed NCM LLC in March 2005, AMC ShowPlace Theatres, Inc., which joined NCM LLC in June 2010 in connection with AMC’s acquisition of Kerasotes Showplace Theatres, LLC and American Multi-Cinema, Inc., which became party to an amended and restated exhibitor services agreement, or “ESA,” with NCM LLC upon completion of NCM, Inc.’s IPO;

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“Cinemark” refers to Cinemark Holdings, Inc. and its subsidiaries, Cinemark Media, Inc., which joined NCM LLC in July 2005, and Cinemark USA, Inc., which became party to an amended and restated ESA with NCM LLC upon completion of NCM, Inc.’s IPO; and

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“Regal” refers to Regal Entertainment Group and its subsidiaries, Regal CineMedia Corporation, or “RCM,” which contributed assets used in the operations of NCM LLC, Regal CineMedia Holdings, LLC, which formed NCM LLC in March 2005, and Regal Cinemas, Inc., which became party to an amended and restated ESA with NCM LLC upon completion of NCM, Inc.’s IPO;

•	“ESAs” refers to the amended and restated exhibitor services agreements entered into by NCM LLC with each of our founding members, as described above, upon completion of NCM, Inc.’s IPO;

•	“Founding members” refers to AMC, Cinemark and Regal;

•	“OIBDA” refers to operating income (loss) before depreciation and amortization expense;

•	“Adjusted OIBDA” excludes from OIBDA non-cash share based payment costs, deferred stock compensation and severance plan costs; and

•	“Adjusted OIBDA margin” is calculated by dividing Adjusted OIBDA by total revenue.

See the notes to “Selected Historical Financial and Operating Data” included in this prospectus for further information on the definitions, calculations and our use of OIBDA, Adjusted OIBDA and Adjusted OIBDA margin.

Forward-Looking Statements

In addition to historical information, some of the information in this prospectus includes “forward-looking statements.” All statements other than statements of historical facts included in this prospectus, including, without limitation, certain statements under “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements. In some cases, you can identify these “forward-looking statements” by the specific words, including but not limited to “may,” “will,” “should,” “expects,” “forecast,” “project,” “intend,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. These forward-looking statements involve known and unknown risks and uncertainties, assumptions and other factors, including, but not limited to, the following:

•	changes in the ESAs or lack of support by the founding members;

•	non-competition provisions of the ESAs being deemed unenforceable;

•	bankruptcy of one of the founding members;

•	national, regional and local economic conditions that may affect the markets in which we operate;

•	the levels of expenditures on advertising in general and cinema advertising in particular;

•	increased competition within the overall advertising industry;

•	technological changes and innovations, including 3D, digital cinema, alternative methods for delivering movies to consumers and failures or disruptions of our technology systems;

•	failure to effectively manage or continue our growth;

•	the popularity of major motion picture releases and level of theatre attendance, including at founding members’ theatres;

•	failure to retain our senior management;

•	shifts in population and other demographics;

•	infringement of our technology on intellectual property rights owned by others;

•	our ability to renew expiring advertising contracts at favorable rates, or to replace them with new contracts that are comparably favorable to us;

•	our need for, and ability to obtain, additional funding for acquisitions and operations;

•	our founding members’ ability to compete with us, influence our affairs and benefit from corporate opportunities that might otherwise be available to us;

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risks and uncertainties relating to our significant indebtedness and investments, including the availability and adequacy of cash flows to meet our debt service requirements, including payments of amounts due under the notes, our $200.0 million in aggregate principal amount of 7.875% Senior Notes due 2021, or the 2021 Notes, and our existing senior secured credit facility and any other indebtedness that we may incur in the future;

•	fluctuations in operating costs, capital expenditures, revenue and Adjusted OIBDA;

•	future issuance of membership units;

•	determination that NCM, Inc. or any of our founding members is an investment company;

•	determination that any amount of our tax benefits should not have been available;

•	changes in market interest rates and stock prices;

•	changes in accounting principles, policies, guidelines or internal control over financial reporting; and

•

other factors described under “Risk Factors” or elsewhere in this prospectus, including risks related to the notes, which risks, among other things, may affect our ability to pay or pay timely amounts due under the notes or may affect the market value of the notes.

This list of factors that may affect future performance, including our ability to make payments on the notes or the market value of the notes, and the accuracy of forward-looking statements are illustrative and not exhaustive. Our actual results, performance or achievements could differ materially from those indicated in these statements as a result of additional factors as more fully discussed in the section titled “Risk Factors,” and elsewhere in this prospectus. Given these uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements.

All subsequent written and oral forward-looking statements attributable to NCM LLC or to persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. NCM LLC disclaims any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Summary

This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that you should consider in making your investment decision. You should read the entire prospectus, as well as the information to which we refer you, before making an investment decision.

Overview of the Business

We operate the largest digital in-theatre media network in North America, through which we sell in-theatre and online advertising, promotions and Fathom events. Our advertising pre-show called “FirstLook,” lobby entertainment network, or LEN, programming and Fathom events are distributed across our digital content network, or DCN, or live digital broadcast network, or DBN, utilizing our proprietary digital content software, or DCS.

We currently derive revenue principally from the following activities:

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Advertising: We develop, produce, sell and distribute several versions of FirstLook on theatre screens, and advertising programming on our LEN. We also sell other forms of advertising and promotions in theatre lobbies and across our online network and mobile app called Movie Night Out®. For the three and six months ended June 28, 2012 and the year ended December 29, 2011, advertising accounted for 92.0%, 88.6% and 88.7%, respectively, of our total revenue.

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Fathom Events: We produce, market and distribute entertainment programming through the Fathom Consumer division to theatres across our DCN (for pre-recorded events) and DBN (for both live and pre-recorded events). For the three and six months ended June 28, 2012 and the year ended December 29, 2011, Fathom events accounted for 7.7%, 9.6% and 11.3%, respectively, of our total revenue.

Our Competitive Strengths

We believe that our key competitive strengths include:

Superior National Advertising Network

We believe that our national advertising network delivers measurable results by allowing for effective targeting of marketing messages to a large, young and affluent audience, yielding a superior return on investment for advertisers as compared to traditional national and local media platforms. As a result, we are able to compete more effectively for marketing spending by local and national advertisers through our relationships with a diversified group of local and national advertisers and agencies throughout the U.S. The following are the key competitive strengths of our advertising network:

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Extensive national market coverage. As of June 28, 2012, our advertising network included 18,104 digital screens and 19,039 screens in total located in 1,511 theatres in 48 states and the District of Columbia.

During 2011, the total advertising network theatre attendance was approximately 637 million, which remained consistent with 2010. Our network represented approximately 53% of the total U.S. theatre attendance, with some of the most modern and highly attended theatres in the industry, as measured by screens per location and attendance per screen. In addition, as of June 28, 2012, our advertising network had theatres in the largest U.S. markets, including each of the top 25 designated marketing areas, or DMAs®, 49 of the top 50 DMAs®, and 181 DMAs® in total.

At the end of 2011, theatres within our advertising network represented approximately 68%, 66%, and 64% of the total theatre attendance in theatres that showed national advertising in the top 10, top 25 and top 50 U.S. DMAs®, respectively and 60% for all DMAs®, providing a very attractive platform for national advertisers who want exposure in larger markets or on a national basis.

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High quality on-screen presentation. As of June 28, 2012, our advertising network had approximately 18,104 digital screens, covering approximately 96% of our network attendance. In 2010, we began to connect our DCN to the higher quality digital cinema projectors being installed by our founding members and network affiliates. As of June 28, 2012, we had approximately 12,800 screens within our digital network that were connected to digital cinema projection equipment. These digital cinema projectors will provide a much higher quality 2D image and the ability to project 3D advertising on screens that are equipped with 3D technology.

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Targeted, flexible advertising medium. Our digital network technology gives us flexibility to distribute content to specific theatres or screens, geographic regions, or demographic groups based on film title, film rating category or film genre. As a result, our clients can deliver a targeted advertising message, using high quality sight, sound and motion across our entire national digital network. Further, our technology shortens distribution lead times, reduces our advertising clients’ operating costs and enables us to respond quickly to client requests to change advertising content.

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Access to a highly attractive demographic segment. We offer advertisers the ability to reach young and affluent consumers. According to a Nielsen Cinema Audience Report study conducted in the second quarter of 2011, typical movie-goers are young, with 50% between the ages of 12-34. These movie-goers are affluent, with a mean household income of over $77,000 (9% higher than the general 12-34 population average); and well-educated, with 33% of the heads of these households having a Bachelor’s degree or higher (14% greater than the general 12-34 population), according to the GfK MRI 2010 TwelvePlus Study. We believe that this demographic is highly coveted by advertisers and is far more effectively reached in cinema than in most traditional media platforms.

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Engaged theatre audience. We believe that cinema advertising benefits from the impact of the big screen, high quality visual presentation, and digital surround sound presented in an engaged, distraction-free theatre environment. Cinema advertising is one of the few media platforms that the viewer does not have the ability to skip or turn off. According to industry studies, theatre advertising is more effective than advertising shown on television as measured by unaided recall rates. We believe that the impact of our on-screen advertising presentation will be further enhanced by the new digital cinema equipment currently being installed in our network theatres.

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Superior audience measurability. We receive monthly attendance information by film, by rating and by screen for all of our founding member theatres and all theatres operated by our network affiliates, which allows us to report to clients the audience size for each showing of a film and our pre-show. We also obtain third-party research that provides us with the percentage of the total attendance that is in their seats at various times prior to the advertised show time. The sharing of this information with our national clients gives us a distinct competitive advantage over traditional media platforms that are based on significant extrapolations of a very small sample of the total audience.

Since NCM, Inc.’s February 2007 IPO through June 28, 2012, the founding members have added approximately 2,100 net new screens, and 24 new network affiliate circuits with approximately 2,900 net new screens have been added to our network. The addition of network affiliate circuits has accelerated over the last 18 months as multi-year network affiliate agreements with 16 regional theatre circuits have added approximately 2,100 screens to our advertising network during 2011 through the end of the second quarter of 2012. These network affiliates had approximately 50 million annual attendees. These additions are expected to further enhance our overall national market share and enhance our geographic coverage in small and medium sized markets and is expected to improve our competitive positioning versus television and other traditional national advertising networks, as well as various advertising platforms being developed on the internet.

Innovative, Branded Digital Pre-Feature Content

We believe that our digital entertainment and advertising pre-feature program, FirstLook, provides a high-quality entertainment experience for patrons and an effective marketing platform for advertisers. Our research has indicated that the percentage of theatre patrons who had a negative impression of our pre-show has dropped from approximately 25% in 2003 to approximately 4% in 2010. We designed the FirstLook programs with separate local and national “pods,” consistent with the placement on television networks. In addition, in 2010 we began to produce a 3D segment of the FirstLook. We believe that the ability to distribute 3D advertisements across our national network will enhance our national advertising growth in the future.

Integrated Marketing Products

Along with our on-screen advertising opportunities, we offer advertisers the opportunity to integrate and reinforce their on-screen advertisements with various online and mobile marketing, in-lobby and Fathom event sponsorships.

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Our online and mobile marketing products include advertisement placement on our firstlookonline.com, fathomevents.com, and movienightout.com websites and on our Movie Night Out mobile app, and throughout websites that are part of our online advertising network that as of June 28, 2012 included 42 entertainment websites (including our 100% owned sites) with approximately 52 million monthly unique visitors.

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Our in-lobby marketing programs include advertisements displayed on television or high-definition plasma screens, posters, tickets, box office coupon handouts, popcorn bags and beverage cups and on-site product sampling opportunities. According to Nielsen Media Research studies conducted during 2010, movie patrons spend, on average, approximately nine minutes in the theatre lobby (before, during and after the last movie that they saw in the theatre).

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Our Fathom events sponsorships provide companies the opportunity to associate their brand with Fathom events as part of in-theatre and online and mobile event advertising as well as during event pre-shows.

Exposing patrons to an integrated marketing campaign of online, mobile, in-lobby, Fathom events marketing products and on-screen advertising creates a consistent marketing message through multiple touch points during the entire movie-going or Fathom event experience. The marketing interaction for our clients begins when consumers choose a film or event online or on mobile devices and continues through the subsequent entertainment experience in the theatre, lobbies, and through marketing pre-shows prior to the feature film or Fathom events and extends beyond the theatre experience through subsequent online/mobile interaction. We believe that these multiple interrelations through the entire entertainment experience allows our advertisers to extend the exposure for their brands and products and create an interactive “relationship” with the consumer that is not available with broadcast or cable television or traditional display advertising.

Scalable, State-of-the-Art Digital Content Distribution Technology

Our use of the combination of a satellite and terrestrial network technology, combined with the design and functionality of our DCS and Network Operations Center, or NOC, infrastructure make our network efficient and scalable and allow us to target specific audiences desired by our advertising clients and provide scheduling flexibility that is similar to advertising on television. Our proprietary DCS provides many distribution, scheduling, reporting and auditing features. We currently playback over 3.1 million digital content files per day through our DCS. Our DCS also provides the ability to electronically change advertisements from our NOC as required by advertising clients, which shortens lead times and provides increased flexibility to change messages or target specific audiences for our advertising clients. Through our separate DBN, we can distribute live programming to over 700 locations.

Our NOC, DCS and other network software also provide us with the capability to directly monitor approximately 67,000 in-theatre network devices and 408,000 maintenance alarm technology points within our theatre network on a near real-time 24/7 basis as of December 29, 2011, providing high network reliability and timely reporting as required by our advertising clients. During 2010 and 2011, we also installed in select theatres a new device that we created (and have filed for a patent) to monitor sound levels in theatre auditoriums and report any variations from pre-set standards to our NOC.

Strong Operating Margins with Limited Capital Requirements

The combination of our strong operating margins and our limited capital expenditures, ranging from approximately 2% to 5% of revenues over the last five years, has allowed us to generate significant unlevered free cash flow (defined as operating income (or loss) before depreciation and amortization expense and minus capital expenditures).

Our Strategy

We believe that the digital evolution of the media business coupled with our unique asset base and management competencies will provide us with an opportunity to become a new breed of powerful national digital media network that will gain market share within the broader media marketplace. Our primary strategic initiatives are to:

Expand Our Geographic Coverage and Reach

Our strategy is to continue to expand the reach and geographic coverage of our national digital network by connecting additional theatres to our network that our founding members and network affiliates buy or build and by establishing additional network affiliate agreements with other theatre circuits. By increasing our advertising reach and broadening our geographic coverage, we believe we will be better able to compete with other traditional national media platforms such as television networks and new emerging advertising platforms distributed over the internet and mobile devices.

Improve the Technical Quality and Content Presentation of Our Network

In 2009, we began the transition of our production capabilities to the new digital cinema platform, including the ability to distribute and display 3D advertising and events. These new systems will not only provide higher quality 2D images, they will also give us the capability to provide 3D advertising and 3D live and pre-recorded events. In 2010, we launched a 3D advertising pod within the FirstLook pre-show and in 2011 began to roll-out the ability to distribute 3D ads digitally across our network. It is expected that by the end of 2012, approximately 80% of our digital screens and approximately 90% of our founding member digital screens will be equipped with the new digital cinema equipment. As of June 28, 2012, we had approximately 12,800 screens within our digital network, representing approximately 68% of our network, that were connected to digital cinema projection equipment.

Expand Our Advertising Client Base

National advertising. We intend to increase our market share of U.S. advertising spending and our advertising inventory utilization by expanding our relationships with existing advertising clients, by broadening our advertising client base for new client categories and by expanding the number of clients in categories that are already utilizing our network. Our national sales team has been successful in this effort, as during 2010 and 2011, we added 51 and 31 first-time clients, respectively and added nine and five additional clients, respectively that had not advertised with us since our IPO, which clients include categories such as computer hardware, credit cards, home video equipment, insurance underwriters, military, movie studios, office supply and quick serve restaurants (“QSR”). We expanded our client base by approximately 44% over the past two years from the number of clients that have done business with us since 2006 through 2009. Despite this growth, we believe there are still thousands of clients that currently advertise on television that do not use our network. For instance, our share of spending by clients in the QSR, consumer packaged goods (“CPG”) and retailer categories, among other categories, is relatively low compared to television. In addition to the continued expansion of our network, we are aggressively marketing and selling the positive attributes of our network relative to other mediums, including a unique integrated marketing product that bundles our in-theatre, online/mobile and Fathom events sponsorship platforms. We believe that over time, these tactics will help increase our market share of spending by more clients and client categories. We also believe that our ability to attract new clients will be enhanced as we expand our capabilities to distribute 3D advertisements as we increase the number of digital cinema projectors in our network.

Local advertising. In addition to continuing to add high quality local salespeople to properly cover the expanding number of screens in our network, we have also added regional sales positions to focus exclusively on larger local clients, such as car dealer associations, state lotteries and insurance companies, that operate across an entire DMA®, multiple DMAs® or states. This strategy has proven successful, and we are now expanding this effort to other client categories, including QSR, casual dining and tourism. We continue to increase the amount of local advertising sold in our pre-feature show and have begun to more aggressively market and sell our local advertising inventory. We have also utilized direct marketing campaigns to businesses within a specified radius of our network theatres, with positive results. These campaigns are often combined with theatre lobby promotions and onscreen advertising. Due to the relatively low percentage of local advertising inventory sold today in many of our theatres, we believe that a growth opportunity exists for our local and regional business. We have also benefited from our efforts to reduce local salesperson attrition, providing balanced commissions and benefit packages and training and other corporate support.

Expand Our Internet/Mobile Platform

Advertising clients are increasingly seeking new ways to create integrated marketing solutions across multiple digital platforms. By bundling our in-theatre marketing products with online and mobile inventory provided by our consumer websites firstlookonline.com, fathomevents.com, movienightout.com, our mobile app Movie Night Out and the 42 entertainment websites (including our 100% owned sites) that are part of our online advertising network, we allow clients to benefit from a bundle of digital marketing products focused on the entertainment consumer.

Restructure Our Fathom Events to Focus on the Consumer Division

During early 2012, we restructured Fathom events to place more focus on the Fathom Consumer division. Based on historical and expected future trends, we believe the Fathom Consumer division has greater future growth prospects and is more aligned with the movie exhibition business and our strategy of becoming a more powerful digital media platform. With an increased focus on our Fathom Consumer division we will continue to expand the geographic reach of our Fathom live 2D and 3D events distribution network and improve its technical capabilities by connecting it to higher quality digital cinema projectors. This will allow us to compete more effectively with other national media networks for entertainment content and consumer attention. All of our digital screens have the capability to receive and project pre-recorded content and in many locations, provide for live 3D distribution. As of June 28, 2012, we had over 700 live DBN locations with over 1,000 screens and approximately 258,000 seats in 98 of the top 100 DMAs®, and 170 DMAs® in total. Our live programming capabilities have helped us successfully negotiate multi-event agreements with the Metropolitan Opera and the LA Philharmonic, while our 3D technology allowed us to secure the 2010 World Cup Soccer final matches and the 2011 Wimbledon finals. We expect to leverage our expanding broadcast and 3D capabilities to attract more high quality sporting, concert and other programming as our 3D capabilities provide a new and different experience versus television. As our scale expands, we may invest more heavily in marketing personnel and more robust event marketing to support our consumer programming. We have also begun to market and sell event sponsorships to provide event production funding, cross-marketing opportunities and incremental revenue.

Upgrade Our Advertising Sales and Inventory Management Systems

We are currently upgrading and improving our advertising sales and inventory management systems. We believe that these improvements should enable us to more promptly respond to client requests for proposals, help provide real-time access to pricing and availability information that allows us to manage our inventory and CPMs (costs per thousand) more efficiently, improve our data analysis and reporting and more effectively manage a larger network as we add network affiliates and additional theatres acquired or built by our founding members.

Company Information

We are a Delaware limited liability company organized on March 29, 2005, and our principal executive offices are located at 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405. The telephone number of our principal executive offices is (303) 792-3600. Our manager, NCM, Inc., maintains a website at www.ncm.com, on which it regularly posts information about our business and operations. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website or any other website referred to in this prospectus as part of this prospectus.

Summary of the Terms of the Exchange Offer

In connection with the original notes offering, NCM LLC entered into a registration rights agreement, or the registration rights agreement, with the initial purchasers of the original notes, or the initial purchasers. Under that agreement, NCM LLC agreed to deliver to you this prospectus and to consummate the exchange offer.

Original Notes	$400,000,000 aggregate principal amount of 6.00% Senior Secured Notes due 2022.

Exchange Notes	6.00% Senior Secured Notes due 2022. The terms of the exchange notes are substantially identical to those terms of the original notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the original notes do not apply to the exchange notes.

Exchange Offer

NCM LLC is offering to exchange up to $400,000,000 aggregate principal amount of its exchange notes that have been registered under the Securities Act, for an equal amount of its original notes.

NCM LLC is also offering to satisfy certain of its obligations under the registration rights agreement that it entered into when it issued the original notes in transactions exempt from registration under the Securities Act.

Registration Rights Agreement	We issued the original notes on April 27, 2012. In connection with the issuance of the original notes, we entered into the registration rights agreement with the initial purchasers of the notes which provides, among other things, for this exchange offer.

Expiration Date; Withdrawal of Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on , 2012, or such later date and time to which the Company extends it. The Company does not currently intend to extend the expiration date. A tender of original notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any original notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which the Company may waive. For more information, see “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for Tendering Original Notes	If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the original notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold original notes through The Depository Trust

Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•    any exchange notes that you receive will be acquired in the ordinary course of your business;

•    you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•    if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•    you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Guaranteed Delivery Procedures

If you wish to tender your original notes and your original notes are not immediately available or you cannot deliver your original notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your original notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Original Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of, the exchange offer, NCM LLC will have fulfilled a covenant contained in the registration rights agreement for the original notes and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of original notes and do not tender your original notes in the exchange offer, you will continue to hold such original notes and you will be entitled to all the rights and limitations applicable to the original notes in the indenture governing the notes, or the indenture, except for any rights under the registration rights agreement that, by their terms, terminate upon the consummation of the exchange offer.

Consequences of Failure to Exchange

All untendered original notes will continue to be subject to the restrictions on transfer provided for in the original notes and in the indenture. In general, the original notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, NCM LLC does not currently anticipate that it will register the original notes under the Securities Act.

Resale of the Exchange Notes

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you (unless you are the our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•    are acquiring the exchange notes in the ordinary course of business; and

•    have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the exchange notes.

In addition, each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for original notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.” Any holder of original notes, including any broker-dealer, who:

•    is our affiliate,

•    does not acquire the exchange notes in the ordinary course of its business, or

•    tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Material U.S. Federal Income Tax Consequences

The exchange of original notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. For more information, see “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Fees and Expenses	We will bear all expenses related to consummating the exchange offer and complying with the registration rights agreement.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

Summary Description of the Exchange Notes

The following summary highlights the material information regarding the exchange notes contained elsewhere in this prospectus. We urge you to read this entire prospectus, including the “Risk Factors” section and the financial statements and related notes.

Issuer	National CineMedia, LLC, a Delaware limited liability company.

Exchange Notes	$400,000,000 in aggregate principal amount of 6.00% Senior Secured Notes due 2022.

Maturity Date	April 15, 2022.

Interest Rate	Interest on the exchange notes will accrue at a rate of 6.00% per annum.

Interest Payment Dates	Semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2012.

Collateral

The exchange notes will be secured by first priority liens, subject to permitted liens, on substantially all of our properties and assets that secure our existing senior secured credit facility. These liens will be pari passu with the liens securing our existing senior secured credit facility and any other first priority lien obligations permitted to be incurred under the indenture that have a pari passu lien on the collateral (referred to as “first priority lien obligations”).

However, we are permitted by the indenture to enter into an ABL facility, and if we enter into an ABL facility, then following the closing of the ABL facility, the exchange notes and any other first priority lien obligations will be secured by second priority liens on the portion of the collateral consisting of accounts receivable and cash or cash equivalents and first priority liens on the remaining collateral, in each case, subject to permitted liens.

The collateral will consist of substantially all of our property and assets, including a security interest in the ESAs with our founding members, but will exclude: (i) any intangible assets, investment property or pledged note, to the extent that the grant of a security interest is prohibited by any contract, agreement, instrument or indenture governing such intangible asset, investment property or pledged note, would give any other party to such contract, agreement, instrument or indenture the right to terminate its obligations thereunder, or is permitted only with the consent of another party, if such consent has not been obtained, (ii) capital stock of any foreign subsidiary, (iii) any owned real property with a value of less than $2.0 million, and (iv) certain other exceptions.

To the extent the collateral agent for the lenders under our existing senior secured credit facility releases any liens on any collateral, subject to limited exceptions, the lien on such collateral securing the obligations under the notes and note guarantees will also be released. For more information, see “Description of Exchange Notes—Security.”

Ranking

The exchange notes will be our senior secured obligations and will:

•      be equal in right of payment with all existing and future senior indebtedness of the issuer, including our existing senior secured credit facility, any future ABL facility, the original notes and the 2021 Notes, without giving effect to collateral arrangements;

•      rank senior in right of payment to all of our existing and future subordinated indebtedness;

•      be effectively senior to our existing and future senior unsecured indebtedness, including the 2021 Notes, and any obligations secured by permitted liens on the collateral ranking junior in priority to the liens on the collateral securing the notes (including, if we enter into an ABL facility, with respect to the liens on collateral other than our accounts receivable and cash or cash equivalents), in each case to the extent of the value of the assets so securing the exchange notes;

•      be effectively equal in right of payment to all of our existing and future senior secured indebtedness (including our existing senior secured credit facility and any other first priority lien obligations) secured on a pari passu basis (subject to permitted liens) with the exchange notes to the extent of the value of the collateral securing the exchange notes and such other indebtedness;

•      be effectively subordinated to any obligations that are secured by any of our assets that are not part of the collateral for the exchange notes or that are secured by liens on the collateral ranking senior in priority to the liens on the collateral securing the exchange notes (including, if we enter into an ABL facility, with respect to the liens on our accounts receivable and cash or cash equivalents), in each case to the extent of the value of such assets; and

•      be effectively subordinated to all liabilities of any subsidiaries that we may form or acquire in the future, unless those subsidiaries become guarantors of the exchange notes.

As of June 28, 2012, we had outstanding approximately $239 million of indebtedness under our existing senior secured credit facility, which ranked equal in right of payment with the notes to the extent of the value of the collateral securing the notes and our existing senior secured credit facility, respectively, and $200 million of unsecured long-term debt, which other long-term debt ranked equal in right of payment with the notes without giving effect to collateral arrangements, but which was effectively subordinated to the exchange notes to the extent of the value of the collateral securing the notes.

As of June 28, 2012, we had no subsidiaries.

Intercreditor Agreements

We, the collateral agent, on behalf of the holders of the exchange notes, and the administrative agent under our existing senior secured credit facility, on behalf of the secured parties thereunder, and each additional authorized representative of other parties holding first priority lien obligations from time to time party thereto, have entered into an intercreditor agreement, or the first lien intercreditor agreement, as to the relative priorities of their respective security interests in the collateral and certain other matters relating to the administration of security interests. The terms of the first lien intercreditor agreement are described under “Description of Exchange Notes—Security—First Lien Intercreditor Agreement.”

If we enter into an ABL facility, upon our request, on the closing date of the ABL facility, the first lien intercreditor agreement then in effect will be terminated, and we, the collateral agent, on behalf of the holders of the exchange notes, the collateral agent under the ABL facility and each additional authorized representative of other parties holding first priority lien obligations from time to time party thereto, will enter into an intercreditor agreement, or the senior lien intercreditor agreement, as to the relative priorities of their respective security interests in the collateral and certain other matters relating to the administration of security interests. The terms of the senior lien intercreditor agreement are described under “Description of Exchange Notes—Security—Senior Lien Intercreditor Agreement.”

The indenture governing the notes also provides that, at any time, in the event any ABL facility and the obligations thereunder have been terminated, upon our request, the collateral agent, on behalf of the holders of the notes, and any other authorized representative of other parties holding first priority lien obligations will enter into a first lien intercreditor agreement.

Guarantees	The exchange notes will not be guaranteed by any subsidiaries that we may form or acquire in the future except in the very limited circumstances set forth under “Description of Exchange Notes—Certain Covenants—Future Guarantors.”

Optional Redemption	Prior to April 15, 2017, we may redeem all or any portion of the exchange notes, at once or over time, at 100% of the principal amount plus the applicable make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. We may redeem all or any portion of the exchange notes, at once or over time, on or after April 15, 2017 at the redemption prices described in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to April 15, 2015, we may on any one or more occasions redeem up to 35% of the original aggregate principal amount of exchange notes from the net proceeds of certain equity offerings at the redemption price set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. See “Description of Exchange Notes—Optional Redemption.”

Change of Control; Asset Sales	If we experience a change of control, holders of the exchange notes will have the right to require us to repurchase the exchange notes at a purchase price of 101% of the principal amount.

The definition of a change of control requiring us to repurchase the exchange notes is very limited. See “Description of Exchange Notes—Change of Control.”

If we sell less than substantially all of our assets, under certain circumstances, we will be required to make an offer to purchase exchange notes at a purchase price of 100% of the principal amount of the exchange notes, plus accrued and unpaid interest, if any, to the repurchase date. See “Description of Exchange Notes—Certain Covenants—Limitation on Asset Sales.”

We are not permitted to sell all or substantially all of our assets, in a single transaction or through a series of related transactions, except in compliance with the provisions set forth under “Description of Exchange Notes—Certain Covenants—Merger and Sale of Substantially All Assets.”

Certain Covenants

The indenture governing the notes contains covenants that, among other things, will restrict our ability and the ability of our restricted subsidiaries, if any, to:

•    incur additional debt;

•    make distributions or make certain other restricted payments;

•    make investments;

•    incur liens;

•    sell assets or merge with or into other companies; and

•    enter into transactions with affiliates.

All of these restrictive covenants are subject to a number of important exceptions and qualifications. In particular, we have the ability to distribute all of our quarterly available cash as a restricted payment if we meet a minimum net senior secured leverage ratio. See “Description of Exchange Notes—Certain Covenants” and “—Merger and Sale of Substantially All Assets.”

No Prior Market	The exchange notes will be new securities for which there is no market. Although the initial purchasers have informed us that they intend to make a market in the original notes and, if issued, the exchange notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the original notes or exchange notes will develop or be maintained. We do not intend to list the notes on any securities exchange.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should carefully consider prior to participating in the exchange offer.

Summary Financial and Operating Data

The results of operations data, other financial data and operating data for the three and six months ended June 28, 2012 and June 30, 2011 and for the years ended December 29, 2011, December 30, 2010 and December 31, 2009 and the balance sheet data as of June 28, 2012, June 30, 2011, December 29, 2011, December 30, 2010 and December 31, 2009 are derived from the financial statements of NCM LLC included elsewhere in this prospectus or the Company’s records. The information presented below summarizes certain results of operations data, other financial data and operating data, which you should read in conjunction with the other sections of this prospectus, including those entitled “Selected Historical Financial and Operating Data,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended June 28, 2012	Three Months Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011	Year Ended Dec. 29, 2011	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009
	(in millions, except screen data and advertising revenue per attendee)
Results of Operations Data
Advertising Revenue	$101.3	$98.6	$167.6	$157.7	$386.1	$379.4	$335.1
Total Revenue	110.1	114.0	189.2	184.8	435.4	427.5	380.7
Operating Income	45.3	50.2	62.3	65.2	193.7	190.6	168.2
Net Income	1.8	37.6	5.0	42.7	134.5	139.5	128.5

Other Financial Data
OIBDA(1)	$50.3	$54.5	$72.2	$74.1	$212.5	$208.4	$183.8
Adjusted OIBDA(1)	53.0	57.7	77.8	81.3	224.3	222.4	189.3
Adjusted OIBDA Margin(1)	48.1%	50.6%	41.1%	44.0%	51.5%	52.0%	49.7%
Capital Expenditures	$2.5	$4.1	$4.9	$6.3	$13.7	$10.4	$8.6
Interest on Borrowings	14.3	10.5	28.4	21.4	49.2	44.4	47.1
Other Non-Operating Expenses, Net	29.1	2.0	28.7	0.9	9.7	5.5	(9.0)

Operating Data
Founding Member Screens at Period End(2)(6)	15,232	15,291	15,232	15,291	15,265	14,997	14,401
Total Screens at Period End(3)(6)	19,039	18,137	19,039	18,137	18,670	17,302	16,803
Digital Screens at Period End(4)(6)	18,104	16,775	18,104	16,775	17,698	16,003	15,413
Total Theatre Attendance for Period(5)(6)	175.0	175.6	344.0	308.8	636.8	637.4	667.2
Total Advertising Revenue	$101.3	$98.6	$167.6	$157.7	$386.1	$379.4	$335.1
Total Advertising Revenue per Attendee	$0.58	$0.56	$0.49	$0.51	$0.61	$0.60	$0.50

	As of June 28, 2012	As of June 28, 2011	As of December 29, 2011	As of December 30, 2010	As of December 31, 2009
Balance Sheet Data
Cash and Cash Equivalents	$8.4	$9.8	$9.2	$13.8	$37.8
Receivables, Net	89.0	88.7	96.6	100.1	89.0
Property and Equipment, Net	25.4	21.0	24.6	19.8	23.7
Total Assets	425.5	401.0	421.4	426.0	304.4
Borrowings	839.0	760.0	794.0	775.0	799.0
Members’ Deficit	(520.1)	(515.3)	(527.5)	(506.6)	(639.6)
Total Liabilities and Members’ Deficit	425.5	401.0	421.4	426.0	304.4

	As of June 28, 2012 (8)	As of June 28, 2011 (7)	As of December 29, 2011	As of December 30, 2010	As of December 31, 2009	As of January 1, 2009	As of December 27, 2007
Other Data
Ratio of secured debt to Adjusted OIBDA	2.9x	3.5x	2.6x	3.5x	4.2x	4.2x	4.7x
Ratio of total debt to Adjusted OIBDA	3.8x	3.5x	3.5x	3.5x	4.2x	4.2x	4.7x

Notes to the Summary Financial and Operating Data

1. OIBDA, Adjusted OIBDA and Adjusted OIBDA margin (as such terms are defined in “Glossary” above) are not financial measures calculated in accordance with generally accepted accounting principles, or GAAP, in the U.S. OIBDA represents operating income (loss) before depreciation and amortization expense. Adjusted OIBDA excludes from OIBDA non-cash share based payment costs, deferred stock compensation and severance plan costs. Adjusted OIBDA margin is calculated by dividing Adjusted OIBDA by total revenue. These non-GAAP financial measures are used by management to evaluate operating performance, to forecast future results and as a basis for compensation. The Company believes these are important supplemental measures of operating performance because they eliminate items that have less bearing on its operating performance and so highlight trends in its core business that may not otherwise be apparent when relying solely on GAAP financial measures. The Company believes the presentation of these measures is relevant and useful for investors because it enables them to view performance in a manner similar to the method used by the Company’s management, helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that may have different depreciation and amortization policies, and non-cash share based compensation programs or different interest rates or debt levels or income tax rates. A limitation of these measures, however, is that they exclude depreciation and amortization, which represent a proxy for the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of the Company’s share based payment costs and deferred stock compensation. OIBDA or Adjusted OIBDA should not be regarded as an alternative to operating income, net income or as indicators of operating performance, nor should they be considered in isolation of, or as substitutes for financial measures prepared in accordance with GAAP. The Company believes that operating income is the most directly comparable GAAP financial measure to OIBDA. Because not all companies use identical calculations, these non-GAAP presentations may not be comparable to other similarly titled measures of other companies or calculations in the Company’s debt agreements.

OIBDA and Adjusted OIBDA do not reflect the AMC Loews or Regal Consolidated Theatres integration payments. The integration payments received are added to Adjusted OIBDA to determine our compliance with financial covenants under our senior secured credit facility. AMC made Loews payments to NCM LLC pursuant to the AMC Loews screen integration agreement through April 2009, which were $0.1 million for the year ended December 31, 2009. Regal made Consolidated Theatres’ payments to NCM LLC pursuant to the revised ESAs, which were $0.7 million, $3.9 million and $3.2 million for the years ended December 29, 2011, December 30, 2010, and December 31, 2009, respectively.

The following table reconciles operating income to OIBDA and Adjusted OIBDA for the periods presented (dollars in millions):

	Three Months Ended June 28, 2012	Three Months Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011	Year Ended Dec. 29, 2011	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009
						(dollars in millions)
Operating Income	$45.3	$50.2	$62.3	$65.2	$193.7	$190.6	$168.2
Depreciation and Amortization	5.0	4.3	9.9	8.9	18.8	17.8	15.6

OIBDA	$50.3	$54.5	$72.2	$74.1	$212.5	$208.4	$183.8
Share-Based Compensation Costs (a)	2.7	3.2	5.6	7.2	11.8	14.0	5.5

Adjusted OIBDA	$53.0	$57.7	$77.8	$81.3	$224.3	$222.4	$189.3
Total Revenue	$110.1	$114.0	$189.2	$184.8	$435.4	$427.5	$380.7

Adjusted OIBDA Margin	48.1%	50.6%	41.1%	44.0%	51.5%	52.0%	49.7%

(a)	Share-based compensation costs are included in network operations, selling and marketing administrative expense and administrative fee—managing member in the accompanying financial statements. These costs represent both non-cash charges and cash charges paid through the administrative fee with the managing member. The amount of share-based compensation costs that were non-cash were $1.2 million, $1.1 million, $2.6 million, $2.8 million, $4.8 million, $5.6 million and $2.0 million for the three months ended June 28, 2012 and June 30, 2011, the six months ended June 28, 2012 and June 30, 2011 and the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively.

2. Represents the sum of founding member screens.

3. Represents the total screens within NCM LLC’s advertising network.

4. Represents the total number of screens that are connected to our DCN.

5. Represents the total attendance within NCM LLC’s advertising network.

6. Excludes AMC Loews for all periods prior to June 2008 and excludes Star Theatres for periods prior to April 2009. Excludes Consolidated Theatres for all periods prior to June 2011.

7. Adjusted OIBDA calculations are based on last 12 months ended June 30, 2011.

8. Adjusted OIBDA calculations are based on last 12 months ended June 28, 2012.

Risk Factors

Before you decide to exchange your original notes in the exchange offer, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our financial statements and related notes included herein. The risks and uncertainties described in this prospectus are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the value of the notes to decline, perhaps significantly, and you may lose part or all of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

Changes in the ESAs with, or lack of support by, our founding members could adversely affect our revenue, growth and profitability.

The ESAs with our founding members are critical to our business. The three ESAs each have an initial term of 30 years, beginning February 13, 2007 and ending on February 13, 2037, and provide us with a five-year right of first refusal, which begins one year prior to the end of the term of the ESA. The term of the ESAs as they relate to each of the Fathom Consumer and Fathom Business divisions, is approximately five years from NCM, Inc.’s IPO with provisions for automatic renewals for a series of additional five year terms through February 2037, if certain financial performance conditions for each of the Fathom Consumer and Fathom Business divisions are met with respect to each division. The financial performance conditions for the Fathom Business division for the period ending December 29, 2011, were not met and certain of the rights and obligations associated with that part of the Fathom business were transferred back to the founding members. The financial performance conditions for the Fathom Consumer entertainment programming part of the Fathom business were met and thus our rights have been extended for a second five year term through the end of fiscal 2016. Our founding members’ screens represent approximately 80% of the screens and approximately 84% of the attendance in our network as of June 28, 2012. If any one of the ESAs were terminated, not renewed at its expiration or found to be unenforceable, it would have a material adverse effect on our revenue, profitability and financial condition.

The ESAs require the cooperation, investment and support of the founding members, the absence of which could adversely affect us. Pursuant to the ESAs, our founding members must make investments to replace digital network equipment within their theatres and equip newly constructed theatres with digital network equipment. If the founding members do not have adequate financial resources or operational strength, and if they do not replace equipment or equip new theatres to maintain the level of operating functionality that we have today, or if such equipment becomes obsolete, we may have to make additional capital expenditures or our advertising, Fathom events revenue and operating margins may decline. If the founding members reject advertising or choose not to participate in certain Fathom Consumer events under the terms of the ESAs because they believe it would adversely affect their film attendance levels or the reputation of their company, our revenue from that business would be reduced.

If the non-competition provisions of the ESAs are deemed unenforceable, our founding members could compete against us and our business could be adversely affected.

With certain limited exceptions, each of the ESAs prohibits the applicable founding member from engaging in any of the business activities that we provide in the founding member’s theatres under the

ESA, and from owning interests in other entities that compete with us. These provisions are intended to prevent the founding members from harming our business by providing cinema advertising services directly to their theatres or by entering into agreements with third-party cinema advertising providers. However, under state and federal law, a court may determine that a non-competition covenant is unenforceable, in whole or in part, for reasons including, but not limited to, the court’s determination that the covenant:

•	is not necessary to protect a legitimate business interest of the party seeking enforcement;

•	unreasonably restrains the party against whom enforcement is sought; or

•	is contrary to the public interest.

Enforceability of a non-competition covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible for us to predict whether, or to what extent, a court would enforce the non-competition provisions contained in the ESAs. If a court were to determine that the non-competition provisions are unenforceable, the founding members could compete directly against us or enter into an agreement with another cinema advertising provider that competes against us. Any inability to enforce the non-competition provisions, in whole or in part, could cause our revenue to decline.

Because we rely heavily on our founding members’ ability to attract customers, any reduction in attendance at founding member theatres could reduce our revenue, or if one of our founding members declared bankruptcy, the ESA with that founding member may be rejected, renegotiated or deemed unenforceable.

Our business is affected by the success of our founding members, who operate in a highly competitive industry. From the late 1990s through 2002, the number of movie screens and the level of theatre attendance in the U.S. increased substantially, as movie theatres began to offer new amenities such as stadium seating, improved projection quality and superior sound systems. Annual theatre attendance has fluctuated over the last several years depending on the quality of motion pictures released by the major and independent studios. Over the last 20 years theatre attendance has fluctuated from year to year but on average has grown by an aggregate annual rate of approximately 1%. If future theatre attendance declines significantly over an extended time period, one or more of our founding members may face financial difficulties and could be forced to sell or close theatres or reduce the number of screens it builds or upgrades. Attendance may also decline if the founding members fail to maintain their theatres and provide amenities that consumers prefer, or if they cannot compete successfully on pricing. Our founding members also may not successfully compete for licenses to exhibit quality films and are not assured a consistent supply of motion pictures since they do not have long-term arrangements with major film distributors. Any of these circumstances could reduce our revenue because our national advertising revenue, and local advertising to a lesser extent, depends on the number of theatre patrons who view our advertising and pre-feature show.

Each of our founding members currently has a significant amount of indebtedness, which is below investment grade. In 2000 and 2001, several major motion picture exhibition companies filed for bankruptcy. For example, each of United Artists, Edwards Theatres and Regal Cinemas (which are predecessor companies to Regal), and General Cinemas and Loews Cineplex (which are predecessor companies to AMC) filed for bankruptcy during 2000 or 2001. The industry-wide construction of larger, more expensive megaplexes featuring stadium seating in the late 1990s that rendered existing, smaller, sloped-floor theatres under long-term leases obsolete and unprofitable, were significant contributing factors to these bankruptcies. If a bankruptcy case were commenced by or against a founding member, it is possible that all or part of the ESA with that founding member could be rejected by a trustee in the bankruptcy case pursuant to Section 365 or Section 1123 of the United States Bankruptcy Code, or by the founding member, and thus not be enforceable. Alternatively, the founding member could seek to renegotiate the ESA in a manner less favorable to us than the existing agreement. Should the founding member seek to sell or otherwise dispose of theatres or remove theatres from our network through bankruptcy or for other business reasons, if the acquirer did not agree to continue to allow us to sell advertising in the acquired theatres, the founding member would be required to surrender a portion of its NCM LLC units. Because we sell advertising based on the number of theatre patrons that will view the advertisement, a reduction in the number of theatres in our network could reduce the number of advertising impressions payable to us and thus could reduce our advertising revenue.

The recent and ongoing global economic uncertainty may adversely impact our business, operating results or financial condition.

As widely reported, financial markets in the U.S., Europe and Asia have experienced extreme disruption since late 2008, and while there has been improvement during 2010 and 2011, the world-wide economy remains fragile as uncertainty remains regarding when the economy will return to historical growth levels. Any return to the conditions that existed during the recent recession or other unfavorable changes in economic conditions, including declining consumer confidence, concerns about inflation or deflation, the threat of another recession, increases in the rates of default and bankruptcy and extreme volatility in the credit and equity markets, may lead to decreased demand or delay in payments by our customers or to slowing of their payments to us, and our results of operations and financial condition could be adversely affected by these actions. These challenging economic conditions also may result in:

•	increased competition for fewer advertising and entertainment programming dollars;

•	pricing pressure that may adversely affect revenue and gross margin;

•	reduced credit availability and/or access to capital markets;

•	difficulty forecasting, budgeting and planning due to limited visibility into the spending plans of current or prospective customers; or

•	customer financial difficulty and increased risk of doubtful accounts receivable.

Additionally, we use interest rate swaps to reduce our exposure to various interest rate risks, which qualify for hedge accounting for financial reporting purposes. Failure through bankruptcy or otherwise of the interest rate swap counterparties could cause these instruments to become ineffective for hedge accounting purposes, which could require any gains or losses associated with these instruments to be reported in our earnings each period. We are unable to predict the timing, duration or severity of any new disruption in financial markets and adverse economic conditions in the U.S. and other countries.

The markets for advertising and event content are competitive and we may be unable to compete successfully.

The market for advertising is very competitive. Cinema advertising is a small component of the overall U.S. advertising market and thus we must compete with established, larger and better known national and local media platforms such as cable, broadcast and satellite television networks and newly emerging media platforms such as the internet. We compete for advertising directly with all media platforms, including radio and television broadcasting, cable and satellite television services, various local print media, billboards and internet portals and search engines.

We also compete directly with other cinema advertising companies. We expect these competitors to devote significant effort to maintaining and growing their respective positions in the cinema advertising segment. We also expect existing competitors and new entrants to the cinema advertising business to constantly revise and improve their business models in light of challenges from us or competing media platforms. If we cannot respond effectively to advances by our competitors, our business may be adversely affected.

Our Fathom Consumer division focuses on the distribution of entertainment programming products. It includes live and pre-recorded concerts, opera, symphony and other types of music events, concert and DVD product releases, theatrical premieres, Broadway plays, as well as live sports and other special events. This business competes for music, sports and other entertainment programming with event venues and other national entertainment networks, some of which offer greater geographic reach and larger audiences. Accordingly, our ability to source a consistent flow of programming is contingent on our ability to develop and sustain relationships with content owners and our ability to continue to expand our network.

Significant declines in theatre attendance could reduce the attractiveness of cinema advertising.

The value of our advertising business could be adversely affected by a long-term multi-year decline in theatre attendance or even the perception by media buyers that our network was no longer relevant to their marketing plan due to decreases in attendance and geographic coverage. Factors that could reduce attendance at our network theatres include the following:

•

the shortening of the “release window” between the release of major motion pictures in the theatres and release to alternative methods for delivering movies to consumers, such as DVD or HD DVD, cable television, downloads via the Internet, video discs, video on demand, satellite and pay-per-view services;

•	any reduction in consumer confidence or disposable income in general that reduces the demand for motion pictures or adversely affects the motion picture production industry; and

•

the success of first-run motion pictures, which depends upon the production and marketing efforts of the major studios and the attractiveness and value proposition of the movies to consumers compared to other forms of entertainment.

The loss of any major content partner or advertising customer could significantly reduce our revenue.

We derive a significant portion of our revenue from our contracts with our content partners, cell phone public service announcement, or PSA, and our founding members’ agreements to purchase on-screen advertising for their beverage concessionaires. We currently have marketing relationships with eight content partners, some of which date back as far as December 2002. None of these companies individually accounted for over 10% of our total revenue during the three or six months ended June 28, 2012 or the year ended December 29, 2011. However, the agreements with the content partners, cell phone PSA and beverage advertising with the founding members in aggregate accounted for approximately 31%, 27%, 28% and 29% of our total revenue during 2009, 2010, 2011 and the six months ended June 28, 2012. Because we derive a significant percentage of our total revenue from a relatively small number of large companies, the loss of any one or more of them as a customer could decrease our revenue and adversely affect our current and future operating results.

We generate a high percentage of our revenue and OIBDA from advertising, and the reduction in spending by or loss of advertisers could have a serious adverse effect on our business.

We generated approximately 92%, 89% and 89% of our total revenue in the three and six months ended June 28, 2012 and the year ended December 29, 2011, respectively, from advertising sales (81%, 82% and 79%, respectively, from national and 19%, 18% and 21%, respectively, from local). A substantial portion of our advertising inventory is covered by contracts with terms of a month or less. Advertisers will not continue to do business with us if they believe our advertising medium is ineffective or overly expensive. In addition, large advertisers generally have set advertising budgets, most of which are focused on traditional media platforms like television. Reductions in the size of advertisers’ budgets due to local or national economic trends or other factors could result in lower spending on cinema advertising in general or our advertising business in particular. If we are unable to remain competitive and provide value to our advertising clients, they may reduce their advertising purchases or stop placing advertisements with us, which would negatively affect our revenue and ability to generate new business from advertising clients.

If we do not maintain our technological advantage, our business could fail to grow and revenue and operating margins could decline.

Failure to successfully or cost-effectively implement upgrades to our in-theatre advertising network could limit our ability to offer our clients innovative unique and integrated marketing products, which could limit our future revenue growth. Any failure by us to upgrade our technology to remain competitive, which may be adopted by other advertising platforms, could hurt our ability to compete with those companies. Under the terms of the ESAs with our founding members, the founding members are required to provide technology that is consistent with that in place at the signing of the ESA. We may request that our founding members upgrade the equipment or software installed in their theatres, but we must negotiate with our founding members as to the terms of such upgrade, including cost sharing terms, if any. For instance, during 2010 we entered into an amendment to the ESA to allow us to connect our digital network to the founding members’ new digital cinema projection systems so that we could display our advertising and Fathom events (including 3D) on their systems. As of June 28, 2012, we had approximately 12,800 screens within our network that were connected to digital cinema projection equipment and expect approximately 80% of our total screens and 90% of our founding member screens to be deployed with digital cinema equipment by the end of 2012. If we are not able to come to an agreement on a future upgrade request, we may elect to pay for the upgrades requested which could result in our incurring significant capital expenditures, which could adversely affect our results of operations. In addition, the failure or delay in implementation of such upgrades or problems with the integration of our systems and software with the digital cinema systems, could slow or prevent the growth of our business.

Our business relies heavily on our technology systems, and any failures or disruptions may materially and adversely affect our operations.

The temporary or permanent loss of our computer equipment and software systems, through sabotage, operating malfunction, software virus, human error, natural disaster, power loss, terrorist attacks, or other catastrophic events, could disrupt our operations and cause a material adverse impact. These problems may arise in both internally developed systems and the systems of third-party service providers. If our technology systems were to fail and we were unable to recover in a timely way, we would be unable to fulfill critical business functions, which could lead to a loss of customers and could harm our reputation. Technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements.

Our business and operations are experiencing rapid growth, and we may be unable to effectively manage or continue our growth of our network and advertising inventory.

We have experienced, and may continue to experience, rapid growth in our headcount and operations, which has placed, and could continue to place, significant demands on our management and operational infrastructure. If we do not effectively manage our growth, the quality of our services could suffer which could negatively affect our brand and our relationships with our current advertising clients. Additionally, we may not be able to continue to expand our network and our advertising inventory which could negatively affect our ability to add new advertising clients and providers of content for our Fathom Consumer business. To effectively manage this growth and continue to expand our network and inventory, we will need to continue to improve our digital content system distribution software and our internal management systems, including our advertising inventory optimization, management and reporting systems. These enhancements and improvements will require allocation of financial and management resources. If the improvements are not implemented successfully in a timely manner or at all, our ability to manage our limited advertising inventory and continue our growth in the future will be impaired and we may have to make significant additional expenditures to address these issues.

Our plans for developing additional revenue opportunities may not be implemented, may require substantial expenditures and may not be achieved.

In addition to our strategy to grow our advertising and Fathom Consumer business, we are also considering other potential opportunities for revenue growth. The development of our internet advertising network and mobile app and the integration of these marketing products with our core on-screen and theatre lobby production is at an early stage, and may not deliver the benefits we have projected. Should these networks not continue to grow in importance to advertising clients and agencies, they may not provide a way to help expand our cinema advertising business as it matures and begins to compete with new or improved advertising platforms including the internet.

We depend upon our senior management and our business may be adversely affected if we cannot retain or replace them.

Our success depends upon the retention of our experienced senior management with specialized industry, sales and technical knowledge and/or industry relationships. We might not be able to find qualified replacements for our senior management if their services were no longer available to us; accordingly, the loss of critical members of our senior management team could have a material adverse effect on our ability to effectively pursue our business strategy and our relationships with advertisers and content partners. We do not have key-man life insurance covering any of our employees.

Our business, services, or technology may infringe on intellectual property rights owned by others, which may interfere with our ability to provide services or expose us to increased liability or expense.

Patents, copyrights, and other intellectual property rights cover our business and our in-theatre, online, and mobile services, including the websites we operate at firstlookonline.com, ncm.com nationalcinemedia.com, movienightout.com and fathomevents.com and the features, functionality, content, and software we make available through those websites and our mobile services. We rely on our own intellectual property rights as well as intellectual property rights obtained from third parties to conduct our business and provide our in-theatre, online, and mobile services. We may discover that our business or the technology we use to provide our in-theatre, online, or mobile services infringes patent, copyright, or other intellectual property rights owned by others. In addition, our competitors or others may claim rights in patents, copyrights, or other intellectual property rights that will prevent, limit or interfere with our ability to provide our in-theatre, online, or mobile services either in the U.S. or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the U.S.

The content we distribute through our in-theatre, online or mobile services may expose us to liability.

Our in-theatre, online, and mobile services facilitate the distribution of content. This content includes advertising-related content, as well as movie and television content and other media, much of which is obtained from third parties. Our websites also include features enabling users to upload or add their own content to the websites and modify certain content on the websites. As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, or other claims based on the content that we distribute. We or entities that we license content from may not be adequately insured or indemnified to cover claims of these types or liability that may be imposed on us.

The personal information we collect and maintain through our online and mobile services may expose us to liability.

In order to take advantage of some of the online and mobile services we provide, users are required to establish an account on one of our websites. As a result, we will collect and maintain personal information about those users. We also collect and maintain personal information about users who view certain advertising displayed through our online and mobile services. Our collection and use of information regarding users of our online and mobile services could result in legal liability. For example, the failure, or perceived failure, to comply with federal, state or international privacy or consumer protection-related laws or regulations or our posted privacy policies could result in actions against us by governmental entities or others.

Changes in regulations relating to the Internet or other areas of our online or mobile services may result in the need to alter our business practices or incur greater operating expenses.

A number of regulations, including those referenced below, may impact our business as a result of our online or mobile services. The Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, liability for posting or linking to third-party websites that include materials that infringe copyrights or other rights. Portions of the Communications Decency Act are intended to provide statutory protections to online service providers who distribute third-party content. The Child Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. The costs of compliance with these regulations, and other regulations relating to our online and mobile services or other areas of our business, may be significant. The manner in which these and other regulations may be interpreted or enforced may subject us to potential liability, which in turn could have an adverse effect on our business, results of operations or financial condition. Changes to these and other regulations may impose additional burdens on us or otherwise adversely affect our business and financial results because of, for example, increased costs relating to legal compliance, defense against adverse claims or damages, or the reduction or elimination of features, functionality or content from our online or mobile services. Likewise, any failure on our part to comply with these and other regulations may subject us to additional liabilities.

Our revenue and Adjusted OIBDA fluctuate from quarter to quarter and may be unpredictable.

Typically, our revenue and Adjusted OIBDA are lowest in the first quarter of the calendar year as advertising clients scale back their advertising budgets following the year-end holiday season, and our revenue is highest during the summer and the holiday season when theatre attendance is normally highest. However, a weak advertising market or the shift in spending of a major client from one quarter to another, the poor performance of films released in a given quarter or a disruption in the release schedule of films could significantly affect quarter-to-quarter results or even affect results for the entire fiscal year. Because our results may vary from quarter to quarter and may be unpredictable, our financial results for one quarter cannot necessarily be compared to another quarter and may not be indicative of our financial performance in subsequent quarters.

The ESAs allow the founding members to engage in activities that might compete with certain elements of our business, which could reduce our revenue and growth potential.

The ESAs contain certain limited exceptions to our exclusive right to use the founding members’ theatres for our advertising business. The founding members have the right to enter into a limited number of strategic cross-marketing relationships with third-party, unaffiliated businesses for the purpose of generating increased attendance or revenue (other than revenue from the sale of advertising). These strategic marketing relationships can include the use of one minute on the LEN and certain types of lobby promotions and can be provided at no cost, but only for the purpose of promoting the products or services of those businesses while at the same time promoting the theatre circuit or the movie-going experience. The use of LEN or lobby promotions by our founding members for these advertisements and programs could result in the founding members creating relationships with advertisers that could adversely affect our current LEN and lobby promotions advertising revenue and profitability as well as the potential we have to grow that advertising revenue in the future. The LEN and lobby promotions represented 5.4%, 5.0% and 4.9% of our total advertising revenue for the three and six months ended June 28, 2012 and the year ended December 29, 2011, respectively. The founding members do not have the right to use their movie screens (including the FirstLook program or otherwise) for promoting these cross-marketing relationships, and thus we will have the exclusive rights to advertise on the movie screens, except for limited advertising related to theatre operations.

The founding members also have the right to install a second network of video monitors in the theatre lobbies in excess of those required to be installed by the founding members for the LEN. This additional lobby video network, which we refer to as the founders’ lobby network, may be used by the founding members to promote products or services related to operating the theatres, such as concessions and loyalty programs. The presence of the founders’ lobby network within the lobby areas could reduce the effectiveness of our LEN, thereby reducing our current LEN advertising revenue and profitability and adversely affecting future revenue potential associated with that marketing platform.

Risks Related to Our Company Structure

Our founding members or their affiliates may have interests that differ from those of NCM, Inc. and they may be able to influence our affairs.

So long as a founding member beneficially owns at least 5% of our issued and outstanding common membership units, approval of at least 90% of the directors of NCM, Inc. then in office (provided that if the board has less than ten directors, then the approval of at least 80% of the directors then in office) will be required before NCM, Inc. may take any of the following actions or may, in its capacity as manager of NCM LLC, authorize us to take any of the following actions:

•	assign, transfer, sell or pledge all or a portion of the membership units of NCM LLC beneficially owned by NCM, Inc.;

•	acquire, dispose, lease or license assets with an aggregate value exceeding 20% of the fair market value of the business of NCM LLC operating as a going concern;

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any funded indebtedness or repay, before due, any funded indebtedness with a fixed term in an aggregate amount in excess of $15 million per year;

•

issue, grant or sell shares of NCM, Inc. common stock, preferred stock or rights with respect to common or preferred stock, or NCM LLC membership units or rights with respect to membership units, except under specified circumstances;

•	amend, modify, restate or repeal any provision of NCM, Inc.’s certificate of incorporation or bylaws or the NCM LLC operating agreement;

•	enter into, modify or terminate certain material contracts not in the ordinary course of business as defined under applicable securities laws;

•	except as specifically set forth in the NCM LLC operating agreement, declare, set aside or pay any redemption of, or dividends with respect to, membership interests;

•	amend any material terms or provisions (as defined in the NASDAQ rules) of NCM, Inc.’s equity incentive plan or enter into any new equity incentive compensation plan;

•

make any change in the current business purpose of NCM, Inc. to serve solely as the manager of NCM LLC or any change in the current business purpose of NCM LLC to provide the services as set forth in the ESAs; and

•	approve any actions relating to NCM LLC that could reasonably be expected to have a material adverse tax effect on the founding members.

Pursuant to a director designation agreement, so long as a founding member owns at least 5% of our issued and outstanding common membership units, such founding member will have the right to designate a total of two nominees to NCM, Inc.’s ten-member board of directors who will be voted upon by NCM, Inc.’s stockholders. One such designee by each founding member must meet the independence requirements of the stock exchange on which NCM, Inc.’s common stock is listed. If, at any time, any founding member owns less than 5% of our then issued and outstanding common membership units, then such founding member shall cease to have any rights of designation.

If any director designee to NCM, Inc.’s board designated by our founding members is not appointed to NCM, Inc.’s board, nominated by NCM, Inc. or elected by NCM, Inc.’s stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of our issued and outstanding common membership units) will be entitled to approve specified actions of NCM LLC.

For purposes of calculating the 5% ownership threshold for the supermajority director approval rights and director designation agreement provisions discussed above, shares of NCM, Inc.’s common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold. Common membership units issued to NCM, Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption or such founding member has disposed of such shares of common stock to another founding member. Shares of NCM, Inc.’s common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units.

Under these circumstances, NCM, Inc.’s corporate governance documents will allow our founding members and their affiliates to exercise a greater degree of influence in the operation of our business and that of NCM, Inc. and the management of our affairs and those of NCM, Inc. than is typically available to stockholders of a publicly-traded company. Even if our founding members or their affiliates own a minority economic interest (but not less than 5%) in NCM LLC, they may be able to continue exerting such degree of influence over us and NCM, Inc.

Different interests among our founding members or between our founding members and us could prevent us from achieving our business goals.

For the foreseeable future, we expect that NCM, Inc.’s board of directors will include directors and executive officers of our founding members and other directors who may have commercial or other relationships with our founding members. The majority of our outstanding membership interests also are owned by our founding members. Our founding members compete with each other in the operation of their respective businesses and could have individual business interests that may conflict with those of the other founding members. Their differing interests could make it difficult for us to pursue strategic initiatives that require consensus among our founding members.

In addition, the structural relationship we have with our founding members could create conflicts of interest among the founding members, or between the founding members and us, in a number of areas relating to our past and ongoing relationships. There is not any formal dispute resolution procedure in place to resolve conflicts between us and a founding member or between founding members. We may not be able to resolve any potential conflicts between us and a founding member and, even if we do, the resolution may be less favorable to us than if we were negotiating with an unaffiliated party.

The corporate opportunity provisions in NCM, Inc.’s certificate of incorporation could enable the founding members to benefit from corporate opportunities that might otherwise be available to us.

NCM, Inc.’s certificate of incorporation contains provisions related to corporate opportunities that may be of interest to both our founding members and us. It provides that if a corporate opportunity is offered to us, NCM, Inc. or one or more of the officers, directors or stockholders (both direct and indirect) of NCM, Inc. or a member of NCM LLC that relates to the provision of services to motion picture theatres, use of theatres for any purpose, sale of advertising and promotional services in and around theatres and any other business related to the motion picture theatre business (except services as provided in the ESAs as from time to time amended and except as may be offered to one of NCM Inc.’s officers in his capacity as an officer), no such person shall be liable to NCM, Inc. (or any affiliate thereof) for breach of any fiduciary or other duty by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us. This provision applies even if the business opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so.

In addition, the NCM, Inc. certificate of incorporation and our operating agreement expressly provide that our founding members may have other business interests and may engage in any other businesses not specifically prohibited by the terms of the certificate of incorporation, including the exclusivity provisions of the ESAs. The parent companies of the founding members are not bound by the ESAs and therefore could develop new media platforms that could compete for advertising dollars with our services. Further, we may also compete with the founding members or their affiliates in the area of employee recruiting and retention. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the founding members to themselves or their other affiliates or we lose key personnel to them.

The agreements between us and our founding members were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties.

The ESAs and the other contractual agreements that we have with our founding members were negotiated in the context of an affiliated relationship in which representatives of our founding members and their affiliates comprised NCM, Inc.’s entire board of directors. As a result, the financial provisions and the other terms of these agreements, such as covenants, contractual obligations on our part and on the part of our founding members, and termination and default provisions may be less favorable to us than terms that we might have obtained in negotiations with unaffiliated third parties in similar circumstances.

If NCM, Inc. or our founding members are determined to be an investment company, we would become subject to burdensome regulatory requirements and our business activities could be restricted.

We do not believe that we are an “investment company” under the Investment Company Act of 1940, as amended. As sole manager of NCM LLC, NCM, Inc. controls us, and its interest in us is not an “investment security” as that term is used in the Investment Company Act. If NCM, Inc. were to stop participating in the management of NCM LLC, its interest in us could be deemed an “investment security” for purposes of the Investment Company Act. Generally, a company is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (excluding U.S. government securities and cash items). NCM, Inc.’s sole material asset is its equity interest in us. A determination that such asset was an investment security could result in NCM, Inc. being considered an investment company under the Investment Company Act. As a result, NCM, Inc. would become subject to registration and other burdensome requirements of the Investment Company Act. In addition, the requirements of the Investment Company Act could restrict our business activities, including our ability to issue securities.

We and NCM, Inc. intend to conduct our operations so that NCM, Inc. is not deemed an investment company under the Investment Company Act. However, if anything were to occur that would cause NCM, Inc. to be deemed an investment company, NCM, Inc. would become subject to restrictions imposed by the Investment Company Act. These restrictions, including limitations on our capital structure and our ability to enter into transactions with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

We also rely on representations of our founding members that they are not investment companies under the Investment Company Act. If any founding member were deemed an investment company, the restrictions placed upon that founding member might inhibit its ability to fulfill its obligations under its ESA or restrict our ability to borrow funds.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with generally accepted accounting principles, or GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. The identification of a material weakness in the future could cause a loss of investor confidence. We may not be able to timely remediate any material weaknesses that may be identified in future periods or maintain all of the controls necessary for continued compliance. Likewise, we may not be able to retain sufficient skilled finance and accounting personnel.

Risks Related to the Exchange Offer

You may have difficulty selling the original notes that you do not exchange.

If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreement, we do not intend to register the original notes under the Securities Act. The tender of original notes under the exchange offer will reduce the principal amount of the currently outstanding original notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding original notes that you continue to hold following completion of the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange.”

There is no public market for the exchange notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.

The exchange notes are a new issue of securities for which there is no existing trading market. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell the exchange notes will be favorable.

We do not intend to apply for listing or quotation of the notes on any securities exchange. The liquidity of any market for the exchange notes is subject to a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the original notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

We understand that one or more of the initial purchasers of the original notes presently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, any market- making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. An active trading market may not exist for the exchange notes, and any trading market that does develop may not be liquid.

You must comply with the exchange offer procedures in order to receive new, freely tradable exchange notes.

Delivery of exchange notes in exchange for original notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry transfer of original notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of original notes for exchange. Original notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer certain registration and other rights under the registration rights agreement will terminate. See “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Consequences of Failure to Exchange.”

Some holders who exchange their original notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to the Notes

Our level of debt could limit the cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

As of June 28, 2012, our total outstanding debt was approximately $839 million and we had approximately $105 million of availability under our revolving credit facility. Our level of debt could have important consequences to our financial health. For example, our level of debt could, among other things:

•	make it more difficult for us to satisfy our financial obligations, including the notes;

•

affect our liquidity by limiting our ability to obtain additional financing for working capital, or limit our ability to obtain financing for capital expenditures and acquisitions or make any available financing more costly;

•

require us to dedicate all or a substantial portion of our cash flow to service our debt, which would reduce funds available for other business purposes, such as capital expenditures, distributions or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors who may have less debt;

•	render us more vulnerable to general adverse economic and industry conditions; and

•

result in an event of default if we fail to satisfy our obligations under the notes or our other debt or fail to comply with the financial and other restrictive covenants contained in the indenture governing the notes or agreements governing our other debt, which event of default could result in all of the notes and our other debt becoming immediately due and payable and, in the case of our secured debt, could permit the lenders to foreclose on our assets securing such debt.

Any of the above factors could adversely affect our ability to meet our payment obligations under our debt, including the notes.

To service our debt, we will require a significant amount of cash or refinancing, which depends on many factors beyond our control.

Our ability to make payments on our debt, including the notes, and to fund operations will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. In addition, the borrowings under our existing senior secured credit facility and the 2021 Notes have an earlier maturity date than that of the notes, and we will be required to repay or refinance such debt prior to when the notes come due. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our debt, including the notes, on or before maturity, to sell assets or to obtain additional financing. We may not be able to refinance any of our debt, including our existing senior secured credit facility, the 2021 Notes and the notes, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

Holders of the notes will share all collateral with the lenders under our existing senior secured credit facility and certain additional senior secured indebtedness permitted under the indenture to be incurred in the future, and if there is a default, the value of that collateral may not be sufficient to repay the holders of the notes and the lenders under such indebtedness.

The notes will be secured by first priority liens, subject to permitted liens, on substantially all of our properties and assets that secure our existing senior secured credit facility. These liens will be pari passu with the liens securing our existing senior secured credit facility and any other first priority lien obligations permitted to be incurred under the indenture that have a pari passu lien on the collateral (referred to as “first priority lien obligations”). However, we are permitted by the indenture to enter into an ABL facility, and if we enter into an ABL facility then following the closing of the ABL facility, the notes and any other first priority lien obligations will be secured by second priority liens on the portion of the collateral consisting of accounts receivable and cash or cash equivalents, or the ABL priority collateral, and first priority liens on the remaining collateral, or the first priority collateral, in each case, subject to permitted liens.

As of June 28, 2012, the total amount outstanding under our existing senior secured credit facility was approximately $239 million and we had approximately $105 million of availability under our revolving credit facility.

No appraisal of the value of the collateral securing the notes has been made in connection with this exchange offer, and the fair market value of the collateral is subject to fluctuations based on factors that include, among others, general economic conditions and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the collateral may not be sold in a timely or orderly manner.

In addition, the holders of the notes may be adversely affected by the failure to perfect security interests in the collateral. For example, applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the collateral securing the notes may not be perfected with respect to the claims of notes if the collateral agent is not able to take the actions necessary to perfect any of these liens on or prior to the date of the indenture governing the notes. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, can only be perfected at the time such property and rights are acquired and identified and additional steps to perfect in such property and rights are taken. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of notes against third parties. Circumstances may exist that cause liens to lose perfection or priority, such as, among other things, the passage of time, movement of collateral, changes in name or entity type.

In addition, the security interest of the collateral agent for the notes will be subject to practical problems generally associated with the realization of security interests in collateral. For example, the collateral agent for the notes may need to obtain the consent of a third party to obtain or enforce a security interest in a contract. We cannot assure you that the collateral agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent for the notes may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease. In addition, to the extent that other permitted liens encumber any of the collateral, those parties may have or exercise rights and remedies with respect to the collateral that could adversely affect the value of the collateral and the ability of the collateral agent to realize or foreclose on the collateral. Liquidating the collateral may not result in proceeds in an amount sufficient to pay any amounts due under the notes, our existing senior secured credit facility and any other pari passu secured debt after also satisfying the obligations to pay any creditors with prior liens.

Further, the proceeds from any sale or liquidation of the collateral will generally be used to repay all senior secured indebtedness secured by that collateral, including the outstanding amounts under our existing senior secured credit facility and any other pari passu secured debt that we may incur, on a pro rata basis, and, in the case of any ABL facility, the proceeds from any sale or liquidation of our accounts receivable and cash or cash equivalents will be used to repay the ABL facility on a senior basis, and may not be sufficient to pay our obligations under the notes. The indenture will permit us to secure additional notes and other indebtedness with the collateral on a pari passu basis with the notes and, in addition, will permit other liens in favor of third parties, including capital lease obligations. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only a senior unsecured claim, pari passu with the claims of other unsecured creditors, including holders of the 2021 Notes and, to the extent not repaid from proceeds of their collateral, secured creditors, against our remaining assets.

Even though the holders of the notes will benefit from a first-priority lien on the collateral that secures our senior secured credit facility, the representative of the lenders under our existing senior secured credit facility or, if entered into, the ABL facility will control actions with respect to the collateral.

The rights of the holders of the notes with respect to the collateral will be subject to intercreditor agreements among certain holders of obligations secured by that collateral, including the obligations under our existing senior secured credit facility (the “first lien intercreditor agreement”) and, if entered into, the ABL facility (the “senior lien intercreditor agreement”), and each additional authorized representative of other parties holding first priority lien obligations from time to time party thereto. Our existing senior secured credit facility and the indenture governing the 2021 Notes permit, and the indenture governing the notes will permit, us to issue additional series of notes or other indebtedness that also may have a lien, that is pari passu with the lien securing the notes, on the same collateral that secures the notes.

If we enter into an ABL facility, upon our request, on the closing date of the ABL facility, the first lien intercreditor agreement then in effect will be terminated, and we, the collateral agent, on behalf of the holders of the notes, the collateral agent under the ABL facility and each additional authorized representative of other parties holding first priority lien obligations from time to time party thereto, will enter into the senior lien intercreditor agreement. The indenture governing the notes also will provide that, at any time, in the event any ABL facility and the obligations thereunder have been terminated, upon our request, the collateral agent, on behalf of the holders of the notes, and any other authorized representative of other parties holding first priority lien obligations will enter into a first lien intercreditor agreement.

Under the first lien intercreditor agreement and the senior lien intercreditor agreement, respectively, any actions that may be taken with respect to such collateral, including the ability to cause the commencement of enforcement proceedings against such collateral, to control such proceedings and to approve amendments to releases of such collateral from the lien of, and waive past defaults under, such documents relating to such collateral, will be at the direction of the authorized representative of the lenders under our existing senior secured credit facility (in the case of the first lien intercreditor agreement) or, if the ABL facility is entered into, the authorized representative of the lenders under the ABL facility (with respect to the ABL priority collateral in the case of the senior lien intercreditor agreement) until, subject to some exceptions, our obligations under our existing senior secured credit facility or, if entered into, the ABL facility, as applicable, are discharged. In addition, under the senior lien credit agreement, the authorized representative of the holders of the notes also may gain the right to direct the collateral agent 90 days after the representative of the holders of the notes that represents the largest outstanding principal amount of indebtedness secured by a first-priority lien on the collateral has complied with the applicable notice provisions. However, the authorized representative must stop doing so (and those powers with respect to the collateral would revert to the authorized representative of the lenders under our senior secured credit facility) if the lenders’ authorized representative has commenced and is diligently pursuing enforcement action with respect to the collateral or the grantor of the security interest in that collateral (whether we or any applicable subsidiary guarantor) is then a debtor under or with respect to (or otherwise subject to) an insolvency or liquidation proceeding. If we issue additional notes in the future in a greater principal amount than the notes, then the authorized representative for those additional notes would be next in line to exercise rights under the first lien intercreditor agreement, rather than the authorized representative for the notes.

Under the first lien intercreditor agreement and the senior lien credit agreement, respectively, the authorized representative of the holders of the notes may not object following the filing of a bankruptcy petition to any debtor-in-possession financing or to the use of the shared collateral (in the case of the first lien intercreditor agreement) and the ABL priority collateral (in the case of the senior lien intercreditor agreement) to secure that financing, subject to conditions and limited exceptions. After such a filing, the value of such collateral could materially deteriorate, and holders of the notes would be unable to raise an objection.

The collateral that will secure the notes will also be subject to any and all exceptions, defects, encumbrances, liens and other imperfections in the shared collateral as may be accepted by the authorized representative of the lenders under our senior secured credit facility during any period that such authorized representative controls actions with respect to the collateral pursuant to the first lien intercreditor agreement and in the ABL priority collateral as may be accepted by the authorized representative of the lenders under the ABL facility during any period that such authorized representative controls actions with respect to the ABL priority collateral pursuant to the senior lien intercreditor agreement. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral for the benefit of the holders of the notes. The initial purchasers have neither analyzed the effect of, nor participated in any negotiations relating to, such exceptions, defects, encumbrances, liens and imperfections, and the existence thereof could adversely affect the value of the collateral that will secure the notes as well as the ability of the collateral agent to realize or foreclose on such collateral for the benefit of the holders of the notes.

Additionally, under certain circumstances, the liens securing the notes may be subordinated to liens securing other obligations to the extent that such lien subordination also applies to the liens securing our senior secured credit facility.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, collateral securing the notes will be released automatically, including: a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture; with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee; and with respect to the collateral upon any release in connection with a foreclosure on exercise of remedies with respect to that collateral directed by the authorized representative of the lenders under our existing senior secured credit facility during any period that such authorized representative controls actions with respect to the collateral pursuant to the first lien intercreditor agreement. Even though the holders of the notes share ratably with the lenders under our existing senior secured credit facility, the authorized representative of the lenders under our senior secured credit facility will initially control actions with respect to the collateral under the first lien intercreditor agreement, whether or not the holders of the notes agree or disagree with those actions.

In addition, the collateral held by a guarantor will be released to the extent that such collateral is released under our existing senior secured credit facility and any other indebtedness and the guarantee of any other indebtedness, as applicable, in each case, which resulted in the obligation to become a guarantor of the notes, other than in connection with a release or discharge by or as a result of payment in full in respect of our existing senior secured credit facility or such other indebtedness. Further, a guarantor’s guarantee of the notes will be automatically released if such guarantor is released and discharged in full from its obligations under its guarantees of our existing senior secured credit facility and all other indebtedness of the Company and any guarantor.

The indenture will also permit us to designate one or more of our restricted subsidiaries as an unrestricted subsidiary. If we designate a guarantor as an unrestricted subsidiary for purposes of the indenture governing the notes, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture but not necessarily under our senior secured credit facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of notes.”

The secured indebtedness under any ABL facility will be effectively senior to the notes to the extent of the value of the ABL priority collateral.

If we enter into an ABL facility, our accounts receivable and cash or cash equivalents (which we refer to as the “ABL priority collateral”), which will secure our obligations under the ABL facility on a first priority lien basis and will secure our obligations under the notes on a second priority lien basis. The ABL facility will be entitled to be paid out of the proceeds of the ABL priority collateral upon an insolvency or enforcement action before the proceeds are applied to pay obligations with respect to the notes and any other first lien priority obligations. Lenders under the ABL facility will be entitled to receive proceeds from the realization of value of the ABL priority collateral to repay our obligations under the ABL facility in full before the holders of the notes and other first lien priority obligations will be entitled to any recovery from the ABL priority collateral. As a result, holders of the notes will only be entitled to receive proceeds from the realization of value of the ABL priority collateral after all indebtedness and other obligations under the ABL facility are repaid in full and then on an equal basis with any other first priority lien obligations. The notes will be effectively junior in right of payment to indebtedness under the ABL facility to the extent of the realizable value of the ABL priority collateral. As of June 28, 2012, we had approximately $97.4 million of assets constituting ABL priority collateral.

There are certain categories of property that are excluded from the collateral.

Certain categories of assets are excluded from the collateral of securing the notes and any guarantees. The collateral will exclude: (i) any intangible assets, investment property or pledged note, to the extent that the grant of a security interest is prohibited by any contract, agreement, instrument or indenture governing such intangible asset, investment property or pledged note, would give any other party to such contract, agreement, instrument or indenture the right to terminate its obligations thereunder, or is permitted only with the consent of another party, if such consent has not been obtained; (ii) capital stock of any foreign subsidiary; (iii) any owned real property with a value of less than $2.0 million; and (iv) certain other exceptions. Excluded assets also include the assets of our non-guarantor subsidiaries and, as described below, securities of our subsidiaries to the extent such liens would require separate financial statements of such subsidiaries to be filed with the SEC pursuant to Rule 3-16 of Regulation S-X. See “Description of Exchange Notes—Security.” If an event of default occurs and the notes are accelerated, the notes and the guarantees will rank equally with the holders of other unsubordinated and unsecured indebtedness of the relevant entity with respect to such excluded property.

We will in most cases be permitted to conduct ordinary course activities with respect to the collateral, and the disposition of particular assets by us could reduce the pool of collateral.

The collateral documents allow us to remain in possession of, freely operate, and collect, invest and dispose of any income from, the collateral. We may, subject to the provisions of the indenture, without any release or consent by the collateral agent under the indenture, conduct ordinary course activities with respect to collateral, including, without limitation, dispositions in the ordinary course of business. See “Description of Exchange Notes—Security—Release of Collateral.”

The pledge of the capital stock, other securities and similar items of our subsidiaries that secure the notes will automatically be released from the lien on them and no longer constitute collateral to the extent and for so long as the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

The notes and any guarantees, as applicable, will be secured by a pledge of the stock and other securities of certain subsidiaries that we form or acquire in the future. Under the SEC regulations in effect as of the issue date of the notes, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such subsidiary would be required to file separate financial statements to the SEC. Therefore, the indenture and the collateral documents that govern the notes provide that any capital stock and other securities of any of our subsidiaries will be excluded from the collateral to the extent and for so long as the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time). As a result, holders of the notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries. It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. Further, this limitation will not apply to any pledges of stock or other securities that secure our existing senior secured credit facility or any other secured debt that does not constitute securities. See “Description of Exchange Notes—Security.”

The collateral is subject to casualty risks.

Some of the collateral is either uninsurable or not economically insurable, in whole or in part. Consequently, we may not be fully compensated by insurance proceeds for any losses we may suffer. If there is a complete or partial loss of any of the pledged collateral, our insurance proceeds may not be sufficient to satisfy our secured obligations, including our existing senior secured credit facility and the notes.

Your rights in the collateral may be adversely affected by the failure to perfect certain security interests in the future.

The indenture governing the notes will provide that future restricted subsidiaries will guarantee the notes and secure their guarantees with liens on their assets. The indenture will also require us to grant liens on certain assets that we and any future guarantors acquire after the notes are issued. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. In addition, any future pledge of collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the indenture governing the notes, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur. For example, if the entity granting an additional lien were insolvent at the time of the grant and if such grant was made within 90 days before that entity commenced a bankruptcy case (or one year before commencement of a bankruptcy case if the creditor that benefited from the lien is an “insider” under the United States Bankruptcy Code), the additional lien could be avoided as a preferential transfer.

The trustee or the collateral agent may not monitor, or we may not inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and necessary action may not be taken to properly perfect such after-acquired security interest. The trustee for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the notes against third parties. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

Bankruptcy laws may significantly impair your rights to repossess and dispose of collateral securing the notes and to otherwise collect on any amounts due thereunder.

If a bankruptcy case were to be commenced by or against us prior to the repossession and disposition of the note collateral, the right of the notes trustee to repossess and dispose of the note collateral upon the occurrence of an event of default under the applicable indenture is likely to be significantly impaired by applicable bankruptcy law. A bankruptcy case may be commenced by us or by certain unsecured creditors as provided in the United States Bankruptcy Code.

The “automatic stay” under applicable bankruptcy law prohibits secured creditors, such as the holders of the notes and the lenders under our existing senior secured credit facility, from repossessing their security from a debtor in a bankruptcy case, or from disposing of collateral in their possession, without bankruptcy court approval. Moreover, applicable bankruptcy law and/or the bankruptcy court may permit the debtor to continue to retain and use the collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection” of its interest in the collateral.

The meaning of the term “adequate protection” may vary according to circumstances, but it is generally intended to protect the value of the secured creditor’s interest in the collateral from diminution as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. “Adequate protection” may include cash payments or the granting of additional security, of such type, at such time and in such amount as the bankruptcy court may determine. The bankruptcy court has broad discretionary powers in all these matters, including the valuation of the collateral and the nature, accessibility or value of any other collateral that may be substituted for it. Also, since the enforcement of the trustee’s security interest in the collateral consisting of cash, deposit accounts and cash equivalents may be limited in a bankruptcy proceeding, the holders of the notes may not have any consent rights with respect to the use of those funds by us during the pendency of a bankruptcy proceeding. In view of the lack of a precise definition of the term “adequate protection,” the broad discretionary powers of a bankruptcy court and the possible complexity of valuation issues, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the notes trustee could repossess or dispose of the collateral or whether or to what extent, through the requirement of “adequate protection,” the holders of the notes would be compensated for any delay in payment or loss of value of the collateral.

Under the United States Bankruptcy Code, a claim is a secured claim up to the value of the collateral that secures it. In most cases, interest stops accruing on the date of commencement of the bankruptcy case, but if the collateral’s value exceeds the amount of the claim, interest may continue to accrue on the claim up to the collateral’s value. On the other hand, if the amount of the claim exceeds the collateral’s value, the excess constitutes an unsecured claim. Generally, the United States Bankruptcy Code contemplates that secured creditors will be paid in full. If a bankruptcy proceeding is commenced by or against us, we cannot assure you that the Bankruptcy Court would find that your collateral’s value exceeds the amount outstanding under the notes.

Factors that might bear on the recovery by the holders of the notes in these circumstances, among others, would include:

•	a debtor in a bankruptcy case does not have the ability to compel performance of a “financial accommodation”;

•	lenders with higher priority liens or other secured creditors may seek, and perhaps receive, relief from the automatic stay to foreclose their respective liens; and

•	the cost and delay of developing a confirmed chapter 11 plan could reduce the present value of revenues.

Moreover, in a bankruptcy proceeding, the bankruptcy court would have broad discretion to approve transactions that could disadvantage the holders of the notes. For example, under certain circumstances, a bankruptcy court could approve our or third parties’ motions for sales of collateral on terms favorable to us or require you to accept subordinated or other securities in exchange for the note.

Accordingly, regardless of the ultimate disposition of any of these or other motions or claims, there can be no assurances, pending or following the completion of the bankruptcy proceeding, with respect to the following: whether and when any payments under the notes would be made; whether or when the trustee could foreclose upon or sell the collateral; whether the terms and conditions of the notes or any rights of the holders of the notes could be altered in a bankruptcy case without the trustee’s or your consent; whether the trustee or you would be able to enforce your rights against the subsidiary guarantors under their guarantees; and whether and to what extent holders of the notes would be compensated for any delay in payment or decline in the collateral’s value.

Our subsidiaries will only be required to guarantee the notes and pledge their assets as collateral if they guarantee other debt of us or another subsidiary guarantor, and in certain circumstances, those guarantees and liens will be subject to automatic release.

We do not currently have any subsidiaries; however, we may form or acquire subsidiaries in the future. Any subsidiaries that we form or acquire in the future will only be required to guarantee the notes if they guarantee other debt of us or any other subsidiary guarantor. If a subsidiary guarantor is released from its guarantee of such other debt for any reason whatsoever or if such other guaranteed debt is repaid in full or refinanced with other debt that is not guaranteed by such subsidiary guarantor, then such subsidiary guarantor also will be released from its guarantee of the notes.

Any subsidiary which becomes a guarantor will become party to the security documents and secure its obligations with respect to its guarantee by any assets that secure such subsidiary’s guarantee of our obligations under our credit facility or such other debt. However, the collateral held by a guarantor will be released to the extent that such collateral is released under our existing senior secured credit facility or any other debt or the guarantee of any other debt which resulted in the obligation to become a guarantor of the notes, other than in connection with a release or discharge by or as a result of payment in full in respect of our existing senior secured credit facility or such other debt.

In the future, if any of our subsidiaries guarantees the notes, proceeds from a guarantor’s assets, whether from a sale or disposition or in the event of a bankruptcy, liquidation, reorganization or similar proceeding of such guarantor, holders of the notes would have the right to share, with holders of other pari passu debt guaranteed by such guarantor, including our existing senior secured credit facility and any other senior secured debt that we may incur under the indenture, in the proceeds of any assets of such guarantor. We cannot assure you that there will be sufficient assets to make payments on such guarantor’s guarantee of the notes. If the proceeds of a guarantor’s assets are not sufficient to repay all amounts due on the notes and other pari passu secured debt, the holders of the notes and such other debt (to the extent not repaid from the proceeds of the sale of such guarantor’s assets) would have only a senior unsecured claim, pari passu with the claims of other unsecured creditors, including holders of the 2021 Notes, against such guarantor’s remaining assets.

Furthermore, if the assets or equity interests in any subsidiary guarantor are sold as an entirety to a person not required to become a guarantor, then that guarantor will be released from its obligations under its guarantee of the notes automatically upon such sale. In such event, because the notes will no longer be secured by any of the assets or the equity interests in that former subsidiary guarantor, it is possible that the assets of the remaining guarantors may not be sufficient to satisfy the claims of holders of notes. Accordingly, we may not have sufficient funds to pay amounts due on the notes. As a result you may lose a portion of or the entire value of your investment in the notes.

The indenture governing the notes, our existing senior secured credit facility and the indenture for the 2021 Notes contain restrictions which may limit our ability to operate our business.

The indenture governing the notes, our existing senior secured credit facility and the indenture governing the 2021 Notes contain operating and financial restrictions. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	make distributions or make certain other restricted payments or investments;

•	incur liens;

•	sell assets or merge with or into other companies; and

•	enter into transactions with affiliates.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, the indenture governing the 2021 Notes and our existing senior secured credit facility require us to maintain a specified net senior secured leverage ratio. We may be required to take action to reduce our debt or act in a manner contrary to our business objectives to meet this ratio and satisfy the covenants in our debt agreements. Events beyond our control, including changes in economic and business conditions in the markets in which we operate, may affect our ability to do so. We may not be able to meet the ratios or satisfy the covenants in our existing or any future debt agreements, and our lenders may not waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default under such debt agreements, which could lead to that debt becoming immediately due and payable and, if such debt is secured, foreclosure on our assets that secure that debt which, in the case of our senior secured credit facility, could result in foreclosure on substantially all of our assets. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured credit facility also would prevent us from borrowing additional money under the revolving credit facility. A default under any of our debt agreements could, in turn, result in defaults under other obligations and result in other creditors accelerating the payment of other obligations and foreclosing on assets securing such obligations, if any. Any such defaults could materially impair our financial condition and liquidity. In addition, if the lenders under our existing senior secured credit facility or any of our other obligations accelerate the maturity of those obligations, we may not have sufficient assets to satisfy our obligations under the notes or our other debt.

Despite our current levels of debt, we may still incur substantially more debt ranking senior to or equal in right of payment with the notes, including secured debt, which would increase the risks associated with our proposed leverage.

The agreements relating to our debt, including the notes, the 2021 Notes and our existing senior secured credit facility, limit but do not prohibit our ability to incur additional debt senior to or equal in right of payment with the notes, and the amount of debt that we could incur could be substantial. Accordingly, we could incur significant additional debt in the future, including additional debt under our existing senior secured credit facility and additional senior or senior subordinated notes. Much of this additional debt could constitute secured or pari passu debt. In addition, if we form or acquire any subsidiaries in the future, those subsidiaries also could incur debt, which debt would be effectively senior to the notes if those subsidiaries are not required to guarantee the notes. If new debt is added to our current debt levels, the related risks that we now face, including those described above, could intensify.

Certain types of liabilities are not considered “Indebtedness” under the indenture, and the indenture does not impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might designated as “unrestricted subsidiaries” (as defined in the indenture). See “—Our level of debt could limit the cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary” and “Description of Exchange Notes—Certain Covenants—Limitation on Consolidated Indebtedness.”

Our debt agreements give us flexibility to take certain actions that could be adverse to holders of the notes, including the ability to distribute all of our quarterly available cash as a restricted payment or make investments with such cash if we meet a minimum leverage ratio test.

The restricted payments covenant in the indenture governing the notes will permit us, and the restricted payments covenants in the indenture governing the 2021 Notes and in the existing senior secured credit facility also permit us, to make significant restricted payments and investments. Such covenants provide that, so long as there is no default or event of default, we may dividend or distribute, or make an investment in an amount equal to, up to 100% of quarterly available cash (as defined in the indenture and the existing senior secured credit facility) if our net senior secured leverage ratio is equal to or less than 6.5 times. For the six months ended June 28, 2012, we would have been permitted to dividend or distribute, or make an investment in an amount equal to, approximately $39.8 million as a restricted payment, which was distributed in the third quarter of 2012. In addition, such covenants provide that we may dividend or distribute 100% of any net proceeds from sales of our equity or, if our total leverage ratio is equal to or less than 6.25 times, from sales of subordinated debt. As of June 28, 2012, our net senior secured leverage ratio (as calculated in accordance with our senior secured credit facility) was 2.9 times. As a result, we may have limited or no Available Cash and this could increase risks associated with our liquidity and debt service, including our ability to repay debt, including the notes, at maturity or in the event of a change of control or other repayment event. See “Description of Exchange Notes—Certain Covenants—Limitation on Restricted Payments.”

The definition of a change of control requiring us to repurchase the notes is very limited and does not include transactions that would typically be considered to be a change of control.

The term “change of control,” as defined under the indenture governing the notes and in our existing senior secured credit facility and the indenture governing the 2021 Notes, is very limited in terms of its scope and does not include transactions that would typically be considered to be a change of control. In particular, a change of control will not be deemed to occur for so long as any of our founding members owns more than 5% of our then issued and outstanding membership units (including any shares of NCM, Inc. common stock beneficially owned by such founding member as a result of the redemption of any membership units). See “Certain Relationships and Related Party Transactions—Transactions with Founding Members—NCM LLC Operating Agreement.” As a result, so long as one of our members continues to own at least 5% of our membership units and retains certain governance rights, a third party could acquire the other 95% of our membership units, or all of the equity of NCM, Inc. or another of our members, or acquire the right to elect a majority of NCM, Inc.’s or any of our other members’ boards of directors, or NCM, Inc. could cease to be our manager, in each case without such transaction constituting a change of control under the indenture governing the notes or our senior secured credit facility. Numerous other transactions also could occur that could adversely affect us or the notes, including transactions such as leveraged recapitalizations and buyouts, refinancings, restructurings, or acquisitions, but which would not constitute a change of control. The change of control provisions of the indenture would not afford protection to holders of the notes in the event of any such transactions that do not constitute a change of control, even though as a result of these transactions the market price of the notes may decline or our credit ratings could be downgraded, thereby negatively affecting the value of the notes.

We may not be able to repurchase the notes upon a change of control.

Upon a “change of control,” as defined under the indenture governing the notes, we are required to offer to repurchase all of the notes then outstanding at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest to but not including the repurchase date. We may not have sufficient financial resources or the ability to arrange financing to pay the repurchase price for all notes delivered by holders seeking to exercise their repurchase rights, particularly as that change of control may trigger a similar repurchase requirement for, or result in an event of default under or the acceleration of, other debt, including an event of default under our existing senior secured credit facility. In addition, it is possible that restrictions in our other debt will not allow such repurchases. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture governing the notes. Such an event of default may cause the acceleration of our other debt. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture. See “Description of Exchange Notes—Change of Control.”

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes and our access to the capital markets. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our ratings could have an adverse effect on the trading and market price of the notes.

An active trading market for the notes may not develop.

The original notes are, and the exchange notes will be, a new issue of securities, and there is currently no trading market for the original notes or the exchange notes. We do not intend to apply for listing of the original notes or, if issued, the exchange notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. We have been informed by the initial purchasers that they presently intend to make a market in the original notes and, if issued, the exchange notes as permitted by applicable laws and regulations after the exchange offer is completed. However, the initial purchasers have no obligation to make a market in the original notes or, if issued, the exchange notes and they may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the original notes and, if issued, the exchange notes, and the market price quoted for the original notes and, if issued, the exchange notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the original notes or, if issued, the exchange notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the original notes and, if issued, the exchange notes may be adversely affected. In that case you may not be able to sell your original notes or, if issued, the exchange notes at a particular time or you may not be able to sell your original notes or, if issued, the exchange notes at a favorable price.

Federal and state statutes allow courts, under specific circumstances, to avoid the notes, any guarantees and the liens, and to require holders of the notes to return payments previously made by us or any guarantors.

Our creditors and the creditors of any guarantors of the notes could challenge the issuance of the notes or such subsidiary guarantors’ issuance of their guarantees, if any, and the granting of liens, respectively, as fraudulent conveyances or on other grounds. Under the federal bankruptcy laws and similar provisions of state fraudulent transfer laws, the issuance of the notes and any guarantees and the granting of liens, could be avoided (that is, cancelled) as fraudulent transfers if a court determined that the company, at the time it issued the notes, or any guarantor, at the time it issued the guarantee (or, in some jurisdictions, when payment became due under the guarantee) or at the time the lien was granted:

•	issued the notes or guarantees or granted the liens, as the case may be, with the intent to hinder, delay or defraud its existing or future creditors;

•

received less than reasonably equivalent value or did not receive fair consideration for the delivery of the notes or guarantees or the granting of the liens, as the case may be, and if the company or any guarantor:

•	was insolvent or rendered insolvent at the time it issued the notes or issued the guarantee or granted the lien, as applicable;

•	was engaged in a business or transaction for which the company’s or guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts generally as they mature.

If the notes or any guarantees or any liens were avoided or limited under fraudulent transfer or other laws, any claim you may make against us or any guarantors for amounts payable on the notes would be unenforceable to the extent of such avoidance or limitation. Moreover, the court could order you to return any payments previously made by us or any guarantors. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the sum of its property, at a fair valuation;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure what standard a court would apply in making these determinations or, regardless of the standard, that a court would not avoid the notes or any guarantees or any liens.

The Exchange Offer

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the original notes, in which we agreed to file a registration statement relating to an offer to exchange the original notes for exchange notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to file the registration statement with the SEC and to cause it to become effective under the Securities Act. The exchange notes will have terms substantially identical to the original notes except that the exchange notes will not contain terms with respect to transfer restrictions and registration rights and special interest payable for the failure to consummate the exchange offer by the dates set forth in the registration rights agreement. Original notes in an aggregate principal amount of $400,000,000 were issued on April 27, 2012.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the original notes and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	the exchange offer is not permitted by applicable law or SEC policy;

•

prior to the consummation of the exchange offer, existing SEC interpretations are changed such that the debt securities received by the holders in the exchange offer would not be transferable without restriction under the Securities Act; or

•	if any initial purchaser so requests with respect to original notes not eligible to be exchanged for the exchange notes and held by it following the consummation of this exchange offer.

Each holder of original notes that wishes to exchange such original notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•

it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

•

it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•

if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes and if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities and such holder will acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before January 22, 2013 or, if certain other events occur which constitute a “registration default” (as such term is defined in the registration rights agreement) under the registration rights agreement, the annual interest rate borne by the notes will be increased by 0.25% per annum (which interest rate will be increased by an additional 0.25% per annum for the subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 0.50% per annum) until the date such registration default ends. The amounts of additional interest will be payable in cash on the same interest payment dates as interest on the notes is payable. Any additional interest payable as a result of any such increase in interest rate is referred to as “special interest.”

If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided that we have accepted all original notes theretofore validly tendered in accordance with the terms of the exchange offer. Original notes will be validly tendered if tendered in accordance with the terms of the exchange offer as detailed under “—Procedures for Tendering.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued in the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the original notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market- making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes. We have agreed that, for a period starting from the date on which the exchange offer is consummated to the close of business one year after, we will make this prospectus available to any broker-dealer for use in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any original notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of original notes surrendered under the exchange offer. Original notes may be tendered only in denominations of $2,000 and in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the original notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any special interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The exchange notes will evidence the same debt as the original notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding original notes. Consequently, both series of notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.

As of the date of this prospectus, $400,000,000 in aggregate principal amount of original notes was outstanding, and there was one registered holder, CEDE & Co., a nominee of DTC. This prospectus and the letter of transmittal are being sent to all registered holders of original notes. There will be no fixed record date for determining registered holders of original notes entitled to participate in the exchange offer.

We will conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Original notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the original notes.

We will be deemed to have accepted for exchange properly tendered original notes when we have given oral or written notice (if oral, to be promptly confirmed in writing) of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on                 , 2012, unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing (if oral, to be promptly confirmed in writing) of any extension. We will notify in writing or by public announcement the registered holders of original notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any original notes in connection with the extension of the exchange offer;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept original notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice (if oral, to be promptly confirmed in writing) of such delay, extension or termination to the exchange agent; or

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of original notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of original notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any original notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all original notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any original notes, and we may terminate the exchange offer as provided in this prospectus before accepting any original notes for exchange if in our reasonable judgment:

•

the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of original notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the original notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution,” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any original notes by giving written notice of such extension to the registered holders of the original notes. During any such extensions, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any original notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the original notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the notes.

In addition, we will not accept for exchange any original notes tendered, and will not issue exchange notes in exchange for any such original notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act.

Procedures for Tendering

Only a holder of original notes may tender such original notes in the exchange offer. To tender in the exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive original notes along with the letter of transmittal; or

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such original notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of original notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or original notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner;s behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its original notes, either:

•	make appropriate arrangements to register ownership of the original notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of original notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the original notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any original notes listed on the original notes, such original notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the original notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the original notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering original notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered original notes and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes the acceptance of which would, in the opinion of our counsel, be unlawful. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of original notes will not be deemed made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date or termination of the exchange offer, as applicable.

In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	original notes or a timely book-entry confirmation of such original notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of original notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•

the holder is not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of original notes who are unable to deliver confirmation of the book-entry tender of their original notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their original notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their original notes but whose original notes are not immediately available or who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such original notes and the principal amount of original notes tendered;

•	stating that the tender is being made thereby; and

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the original notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered original notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of original notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the principal amount of such original notes; and

•	where certificates for original notes have been transmitted, specify the name in which such original notes were registered, if different from that of the withdrawing holder.

If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If original notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any original notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any original notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such original notes will be credited to an account maintained with DTC for original notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time prior to the expiration date.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. Unless you are tendering your notes under DTC’s Automated Tender Offer Program, you should send certificates for original notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Registered or Certified Mail	By Overnight Delivery	By Hand Delivery	By Facsimile Transmission
Wells Fargo Bank, N.A. 608 2nd Avenue South Northstar East Building — 12th Floor Minneapolis, Minnesota	Wells Fargo Bank, N.A. 608 2nd Avenue South Northstar East Building — 12th Floor Minneapolis, Minnesota	Wells Fargo Bank, N.A. 608 2nd Avenue South Northstar East Building — 12th Floor Minneapolis, Minnesota	(612) 667-6282 Attn: Corporate Trust Operations Confirm by Telephone: (800) 344-5128

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of original notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of original notes tendered;

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their original notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of original notes who do not exchange their original notes for exchange notes under the exchange offer, including as a result of failing to timely deliver original notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such original notes:

•

as set forth in the legend printed on the original notes as a consequence of the issuance of the original notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the original notes.

In addition, you will no longer have any registration rights or be entitled to special interest with respect to the original notes.

In general, you may not offer or sell the original notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the original notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any original notes, you may have difficulty selling them because there will be fewer original notes outstanding.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the original notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered original notes in the open market or privately negotiated transactions, through subsequent exchange offer or otherwise. We have no present plans to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered original notes.

Use of Proceeds

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for each of the exchange notes, we will receive original notes in like principal amount. We will retire or cancel all of the original notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not increase our indebtedness.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges:

	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011	Year Ended Dec. 29, 2011	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 Through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 Through Feb. 12, 2007
Ratio of earnings to fixed charges	1.2x	2.9x	3.7x	3.8x	4.3x	2.5x	3.4x	*

*	During the period December 29, 2006 through February 12, 2007, earnings were deficient by $4.2 million regarding the coverage of fixed charges.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus equity loss from investment, net and fixed charges, and fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness.

Capitalization

The following table sets forth our cash and capitalization as of June 28, 2012. You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

(in millions)	As of June 28, 2012
Cash and Cash Equivalents:	$8.4

Long-Term Debt, Including Current Portion:
Term Loan	$225.0
Revolving Credit Facility(1)	14.0
7.875% Senior Notes due 2021	200.0
6.00% Senior Secured Notes due 2022	400.0

Total	$839.0

Members’ Deficit:
Total Members’ Deficit	(520.1)

Total Capitalization	$318.9

(1)	As of June 28, 2012, we had $105.0 million of availability under our revolving credit facility.

Selected Historical Financial and Operating Data

The following table sets forth our historical selected financial and operating data for the periods indicated. The selected financial and operating data should be read together with the other information contained in this prospectus, including “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited historical financial statements and the notes thereto included elsewhere in this prospectus, as well as our other historical financial statements not included in this prospectus.

The results of operations data for the three and six months ended June 28, 2012 and June 30, 2011 and the balance sheet data as of June 28, 2012 are derived from the unaudited condensed financial statements of NCM LLC included elsewhere in this prospectus. The balance sheet data as of June 30, 2011 is derived from the unaudited condensed financial statements of NCM LLC which are not presented herein. The results of operations data for the years ended December 29, 2011, December 30, 2010 and December 31, 2009 and the balance sheet data as of December 29, 2011 and December 30, 2010 are derived from the audited financial statements of NCM LLC included elsewhere in this prospectus. The results of operations data for the years ended January 1, 2009 and December 27, 2007 and the balance sheet data as of December 31, 2009, January 1, 2009 and December 27, 2007 are derived from the audited financial statements of NCM LLC (not presented herein).

The historical financial statements for periods prior to February 13, 2007 do not reflect what our results of operations and financial position would have been had we been a public company for the periods presented. Specifically, such historical results of operations do not give effect to the matters set forth below:

•

the terms of the ESAs, which differ from our prior contractual arrangements with our founding members and have ongoing material significance to our results of operations, (i) assign legacy contracts to NCM LLC, (ii) make additional inventory of lobby promotions, Fathom Business and Consumer events available to NCM LLC on a pre-approved basis, (iii) make additional theatre advertising inventory available to NCM LLC, to sell such inventory at stated rates to the founding members in order for them to fulfill their on-screen advertising commitments to their beverage concessionaires, and (iv) change the formula for the calculation of the circuit share expense (known as the theatre access fee in the ESAs);

•

the completion of the non-cash recapitalization of NCM LLC pursuant to which existing members of NCM LLC received one common membership unit and one preferred membership unit in exchange for each outstanding common membership unit;

•

the completion of the financing transaction, pursuant to which the preferred membership units issued to the founding members in a non-cash recapitalization of NCM LLC were redeemed from the proceeds of a term loan that is part of our senior secured credit facility;

•	the completion of NCM, Inc.’s IPO and the use of proceeds therefrom, including NCM, Inc.’s acquisition of 44.8% of the common membership units in NCM LLC at the date of the IPO, and

•	the payment by NCM LLC of a portion of the proceeds it received from NCM, Inc. to our founding members for their agreeing to modify our payment obligations under the ESAs.

Results of Operations Data ($ in millions)	Three Months Ended June 28, 2012	Three Months Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011	Year Ended Dec. 29, 2011	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 through Feb. 12, 2007
REVENUE:
Advertising	$101.3	$98.6	$167.6	$157.7	$386.1	$379.4	$335.1	$330.3	$282.7	$20.6
Administrative fees—Members	—	—	—	—	—	—	—	—	—	0.1
Fathom events	8.8	15.4	21.6	27.1	49.2	48.0	45.5	38.9	25.4	2.9
Other	—	—	—	—	0.1	0.1	0.1	0.3	0.2	—

Total	110.1	114.0	189.2	184.8	435.4	427.5	380.7	369.5	308.3	23.6

OPERATING EXPENSES:
Advertising operating costs	8.0	5.9	12.7	9.4	24.6	21.7	20.0	18.7	9.1	1.1
Fathom events operating costs	6.5	10.7	15.5	18.3	34.1	32.4	29.1	25.1	15.4	1.4
Network costs	4.9	4.6	9.7	9.2	17.7	20.0	18.6	17.0	13.3	1.7
Theatre access fees—founding members	16.3	14.8	32.0 32.0	26.9	55.4	52.6	52.7	49.8	41.5	14.4
Selling and marketing costs	15.5	14.9 14.9	30.0 30.0	29.5	59.8	57.9	50.2	47.9	40.9	5.2
Administrative costs	5.2	5.0	10.1	9.8	17.6	17.9	14.8	14.5	10.0	2.8
Administrative fee—managing member	3.4	3.6	7.0	7.6	13.7	16.6	10.8	9.7	9.2	—
Severance plan costs	—	—	—	—	—	—	—	0.5	1.5	0.4
Depreciation and amortization	5.0	4.3	9.9	8.9	18.8	17.8	15.6	12.4	5.0	0.7
Other costs	—	—	—	—	—	—	0.7	0.7	0.9	—

Total	64.8	63.8	126.9	119.6	241.7	236.9	212.5	196.3	146.8	27.7

OPERATING INCOME (LOSS)	45.3	50.2	62.3	65.2	193.7	190.6	168.2	173.2	161.5	(4.1)
NON-OPERATING EXPENSES	43.4	12.5	57.1	22.3	58.9	49.9	38.1	77.3	47.8	0.1

INCOME (LOSS) BEFORE INCOME TAXES	1.9	37.7	5.2	42.9	134.8	140.7	130.1	95.9	113.7	(4.2)
Provision for income taxes	0.1	0.1	0.2	0.2	0.3	0.5	0.8	0.6	—	—
Equity loss from investments, net	—	—	—	—	—	0.7	0.8	—	—	—

NET INCOME (LOSS)	$1.8	$37.6	$5.0	$42.7	$134.5	$139.5	$128.5	$95.3	$113.7	$(4.2)

Other Financial and Operating Data ($ in millions)	Three Months Ended June 28, 2012	Three Months Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011	Year Ended Dec. 29, 2011	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 through Feb. 12, 2007
OIBDA(1)	$50.3	$54.5	$72.2	$74.1	$212.5	$208.4	$183.8	$185.6	$166.5	$(3.4)
Adjusted OIBDA(1)	53.0	57.7	77.8	81.3	224.3	222.4	189.3	189.5	171.1	(2.7)
Adjusted OIBDA Margin(1)	48.1%	50.6%	41.1%	44.0%	51.5%	52.0%	49.7%	51.3%	55.5%	NM
Capital Expenditures	$2.5	$4.1	$4.9	$6.3	$13.7	$10.4	$8.6	$16.7	$14.4	$0.6
Founding Member Screens at Period End(2)(6)	15,232	15,291	15,232	15,291	15,265	14,997	14,401	14,331	13,261	*13,127
Total Screens at Period End(3)(6)	19,039	18,137	19,039	18,137	18,670	17,302	16,803	17,313	15,265	*14,081
Digital Screens at Period End(4)(6)	18,104	16,775	18,104	16,775	17,698	16,003	15,413	15,263	13,254	*11,463
Total Attendance for Period (in millions)(5)(6)	175.0	175.6	344.0	308.8	636.8	637.4	667.2	643.0	504.3	70.8

*	—As of December 28, 2006

	As of
Balance Sheet Data (in millions)	June 28, 2012	June 30, 2011	Dec. 29, 2011	Dec. 30, 2010	Dec. 31, 2009	Jan. 1, 2009	Dec. 27, 2007
Cash and cash equivalents	$8. 4	$9. 8	$9.2	$13.8	$37.8	$34.1	$7.5
Receivables, Net	89. 0	88. 7	96.6	100.1	89.0	92.0	91.6
Property and Equipment, Net	25. 4	21. 0	24.6	19.8	23.7	28.0	22.2
Total Assets	425. 5	401. 0	421.4	426.0	304.4	279.9	144.2
Borrowings	839. 0	760. 0	794.0	775.0	799.0	799.0	784.0
Members’ Deficit	(520. 1)	(515. 3)	(527.5)	(506.6)	(639.6)	(685.6)	(713.8)
Total Liabilities and Members’ Deficit	$425. 5	$401. 0	$421.4	$426.0	$304.4	$279.9	$144.2

Notes to the Selected Historical Financial and Operating Data

1. OIBDA, Adjusted OIBDA and Adjusted OIBDA margin (as such terms are defined in “Glossary” above) are not financial measures calculated in accordance with GAAP in the U.S. OIBDA represents operating income (loss) before depreciation and amortization expense. Adjusted OIBDA excludes from OIBDA non-cash share based payment costs, deferred stock compensation and severance plan costs. Adjusted OIBDA margin is calculated by dividing Adjusted OIBDA by total revenue. These non-GAAP financial measures are used by management to evaluate operating performance, to forecast future results and as a basis for compensation. The Company believes these are important supplemental measures of operating performance because they eliminate items that have less bearing on its operating performance and so highlight trends in its core business that may not otherwise be apparent when relying solely on GAAP financial measures. The Company believes the presentation of these measures is relevant and useful for investors because it enables them to view performance in a manner similar to the method used by the Company’s management, helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that may have different depreciation and amortization policies, and non-cash share based compensation programs or different interest rates or debt levels or income tax rates. A limitation of these measures, however, is that they exclude depreciation and amortization, which represent a proxy for the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of the Company’s share based payment costs and deferred stock compensation. OIBDA or Adjusted OIBDA should not be regarded as an alternative to operating income, net income or as indicators of operating performance, nor should they be considered in isolation of, or as substitutes for financial measures prepared in accordance with GAAP. The Company believes that operating income is the most directly comparable GAAP financial measure to OIBDA. Because not all companies use identical calculations, these non-GAAP presentations may not be comparable to other similarly titled measures of other companies or calculations in the Company’s debt agreements.

OIBDA and Adjusted OIBDA do not reflect the AMC Loews or Regal Consolidated Theatres integration payments. The integration payments received are added to Adjusted OIBDA to determine our compliance with financial covenants under our senior secured credit facility. AMC made Loews payments to NCM LLC pursuant to the AMC Loews screen integration agreement through April 2009, which were $0.1 million, $4.7 million and $11.2 million for the years ended December 31, 2009, January 1, 2009 and the 2007 post-IPO period, respectively. Regal made Consolidated Theatres’ payments to NCM LLC pursuant to the revised ESAs, which were $0.7 million, $3.9 million, $3.2 million and $2.8 million for the years ended December 29, 2011, December 30, 2010, December 31, 2009 and January 1, 2009, respectively.

2. Represents the sum of founding member screens.

3. Represents the total screens within NCM LLC’s advertising network.

4. Represents the total number of screens that are connected to our DCN.

5. Represents the total attendance within NCM LLC’s advertising network.

6. Excludes AMC Loews for all periods prior to June 2008 and excludes Star Theatres for periods prior to April 2009. Excludes Consolidated Theatres for all periods prior to June 2011.

The following table reconciles operating income (loss) to OIBDA and Adjusted OIBDA for the periods presented (dollars in millions):

	Three Months Ended June 28, 2012	Three Months Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011	Year Ended Dec. 29, 2011	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 through Feb. 12, 2007
Operating income (loss)	$45.3	$50.2	$62.3	$65.2	$193.7	$190.6.6	$168.2	$173.2	$161.5	$(4.1)
Depreciation and amortization	5.0	4.3	9.9	8.9	18.8	17.8.8	15.6	12.4	5.0	0.7

OIBDA	$50.3	$54.5	$72.2	$74.1	$212.5	$208.4.4	$183.8	$185.6	$166.5	$(3.4)
Severance plan costs	—	—	—	—	—	—	—	0.5	1.5	0.4
Share-based compensation costs(1)	2.7	3.2	5.6	7.2	11.8	14.0.0	5.5	3.4	3.1	0.3

Adjusted OIBDA	$53.0	$57.7	$77.8	$81.3	$224.3	$222.4.4	$189.3	$189.5	$171.1	$(2.7)

Total Revenue	$110.1	$114.0	$189.2	$184.8	$435.4	$427.5.5	$380.7	$369.5	$308.3	$23.6
Adjusted OIBDA margin	48.1%	50.6%	41.1%	44.0%	51.5%	52.0%	49.7%	51.3%	55.5%	NM

(1)	Share-based compensation costs are included in network operations, selling and marketing, administrative expense and administrative fee-managing member in the accompanying financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the sections entitled “Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus.

Overview

We operate the largest digital in-theatre network in North America, for the distribution of advertising, and Fathom events. Our revenue is principally derived from the sale of advertising and, to a lesser extent, from our Fathom events business. We have long-term ESAs with our founding members and multi-year agreements with several network affiliates. The ESAs with the founding members and network affiliate agreements grant us exclusive rights, subject to limited exceptions, to sell advertising and meeting services and distribute entertainment programming in those theatres. Our advertising and Fathom events businesses are distributed across our proprietary DCN and live DBN. Approximately 96% of the aggregate founding member and network affiliate theatre attendance is generated by theatres connected to our DCN.

Management focuses on several measurements that we believe provide us with the necessary ratios and key performance indicators for us to manage our business and to determine how we are performing versus our internal goals and targets, and against the performance of our competitors and other benchmarks in the marketplace in which we operate. Senior executives hold monthly meetings with managers and staff to discuss and analyze operating results and address significant variances to budget in an effort to identify trends and changes in our business. We focus on many operating metrics including changes in OIBDA, Adjusted OIBDA and Adjusted OIBDA margin, as defined and discussed in “Selected Historical Financial and Operating Data—Notes to the Selected Historical Financial and Operating Data,” as some of our primary measurement metrics. In addition, we monitor our monthly advertising performance measurements, including advertising inventory utilization, pricing (CPM), local and total advertising revenue per attendee and the number of Fathom events locations, revenue per event and location, as well as, our operating cash flow and related financial leverage and revolving credit facility to ensure that there is adequate cash availability to fund our debt obligations.

Our operating results may be affected by a variety of internal and external factors and trends described more fully in the section entitled “Risk Factors.”

Summary Historical and Operating Data

You should read this information together with the other information contained in this prospectus, including “Business—Company History,” and our audited historical financial statements and the notes thereto.

The following table presents operating data and Adjusted OIBDA. See “Selected Historical Financial and Operating Data—Notes to the Selected Historical Financial and Operating Data” for a discussion of the calculation of Adjusted OIBDA and reconciliation to operating income.

(In millions, except per attendee data)	Three Months Ended June 28, 2012	Three Months Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011	Year Ended Dec. 29, 2011	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009
Revenue	$110.1	$114.0	$189.2	$184.8	$435.4	$427.5	$380.7
Operating income	$45.3	$50.2	$62.3	$65.2	$193.7	$190.6	$168.2
Adjusted OIBDA	$53.0	$57.7	$77.8	$81.3	$224.3	$222.4	$189.3
Adjusted OIBDA Margin	48.1%	50.6%	41.1%	44.0%	51.5%	52.0%	49.7%
Total Advertising Revenue	$101.3	$98.6	$167.6	$157.7	$386.1	$379.4	$335.1
Total Theatre Attendance	175.0	175.6	344.0	308.8	636.8	637.4	667.2
Total Advertising Revenue per Attendee	$0.58	$0.56	$0.49	$0.51	$0.61	$0.60	$0.50

Basis of Presentation

The results of operations data discussed herein were derived from the audited financial statements included elsewhere in this prospectus and accounting records of NCM LLC and should be read in conjunction with the notes to such financial statements.

We have a 52-week or 53-week fiscal year ending on the first Thursday after December 25. Fiscal years 2011, 2010 and 2009 contained 52 weeks. Throughout this prospectus, we refer to our fiscal years as set forth below:

Fiscal Year Ended	Reference in this Document
December 29, 2011	2011
December 30, 2010	2010
December 31, 2009	2009

Results of Operations

Three Months Ended June 28, 2012 and June 30, 2011

Revenue. Total revenue of the Company for the three months ended June 28, 2012 was $110.1 million compared to $114.0 million for the three months ended June 30, 2011, a decrease of $3.9 million, or 3.4%. The decrease in total revenue was primarily the result of a decrease in Fathom Events revenue of $6.6 million, or 42.9%, partially offset by a $2.7 million, or 2.7%, increase in total advertising revenue from $98.6 million for the three months ended June 30, 2011 to $101.3 million for the three months ended June 28, 2012.

National advertising revenue of $82.0 million (including $10.1 million of beverage revenue) for the three months ended June 28, 2012 increased 4.6% from $78.4 million (including $10.7 million of beverage revenue) for the three months ended June 30, 2011. National advertising revenue (excluding beverage revenue) for the three months ended June 28, 2012 increased $4.2 million or 6.2% to $71.9 million from $67.7 million for the three months ended June 30, 2011. The $4.2 million increase was primarily due to a 2.5% increase in national advertising CPM’s (excluding beverage revenue), as well as increases in lobby based revenue, partially offset by a $0.7 million decrease in content partner spending in the three months ended June 28, 2012. Additionally, there was a slight decrease in inventory utilization (excluding beverage revenue) to 90.3% for the three months ended June 28, 2012 from 91.5% for the three months ended June 30, 2011. Inventory utilization is calculated based on eleven 30-second salable national advertising units in our pre-show, which can be expanded, should market demand dictate. The 5.6% decrease in beverage revenue was due primarily to the impact of a decrease in founding member attendance for the second quarter of 2012 as compared to the second quarter of 2011, partially offset by a slight contractual increase in the beverage revenue CPM. The decrease in founding member attendance was due primarily to a weaker film slate in June of 2012 compared to June of 2011.

Local advertising revenue decreased $0.9 million or 4.5% to $19.3 million for the current quarter compared to $20.2 million for the three months ended June 30, 2011. The Company’s number of local advertising contracts increased 3.7%, while the average contract value decreased 8.1% due to a decrease in the number of larger regional clients and nationally recognized clients (which generally have higher average contract values) placing ads locally. Local revenue per theatre attendee decreased 4.3% to $0.110 per attendee for the second quarter of 2012 compared to $0.115 for the second quarter of 2011 as a result of the decrease in local advertising revenue and the impact of a 0.3% decrease in network theatre attendance.

Total advertising revenue (including beverage revenue) per attendee for the three months ended June 28, 2012 increased 3.0%. Total advertising revenue per attendee (excluding beverage revenue) for the three months ended June 28, 2012 increased 4.0% to $0.521 compared to $0.501 for the three months ended June 30, 2011. The increase in the advertising revenue per attendee was due to the 2.7% increase in total advertising revenue (including beverage revenue), and the impact of a 0.3% decrease in network theatre attendance.

Fathom Events revenue decreased 42.9% to $8.8 million for the three months ended June 28, 2012 as compared to $15.4 million for the three months ended June 30, 2011 due to a $3.6 million, or 29.8%, decrease in the Fathom Consumer Events division and a $3.0 million, or 90.9%, decrease in revenue related to the wind-down of our Fathom Business Events division during the first quarter of 2012. The decrease in the Fathom Consumer Events division revenue was primarily due to a 7.1% decrease in the number of event nights and a 26.2% decrease in revenue per event site.

Operating expenses. Total operating expenses for the three months ended June 28, 2012 were $64.8 million, an increase of 1.6% compared to $63.8 million for the three months ended June 30, 2011. Set forth below is a discussion of the operating expenses.

Advertising operating costs. Advertising operating costs of $8.0 million for the three months ended June 28, 2012 increased 35.6% from $5.9 million for the three months ended June 30, 2011. This increase was primarily the result of a $1.6 million increase in payments made to our advertising affiliates primarily due to an increase in network affiliate screens as well as the increase in national advertising revenue (excluding beverage revenue). Network affiliate screens represented 20.0% of total network screens as of June 28, 2012 versus 15.7% as of June 30, 2011.

Fathom Events operating costs. Fathom Events operating costs of $6.5 million for the three months ended June 28, 2012 decreased 39.3% compared to $10.7 million during the three months ended June 30, 2011. The decrease was primarily the result of a decrease in content payments and revenue share amounts to theatre circuits related to the lower revenue generated by the Fathom Consumer Events division, as well as lower costs associated with the Fathom Business Events division due to the wind-down of the division in the first quarter of 2012.

Network costs. Network costs of $4.9 million for the three months ended June 28, 2012 increased $0.3 million, or 6.5%, from $4.6 million for the three months ended June 30, 2011 primarily due to a 7.9% increase in the average number of network screens during the second quarter of 2012 compared to the second quarter of 2011.

Theatre access fees. Theatre access fees were $16.3 million for the three months ended June 28, 2012 compared to $14.8 million for the three months ended June 30, 2011. The $1.5 million, or 10.1% increase for the second quarter of 2012 versus the second quarter of 2011 was due to the impact of a contracted annual 5% rate increase per digital screen, an 8% increase in the payment per patron fee (the payment per patron fee increase occurs every five years with the first such increase taking effect in 2012) as specified in the ESA, and an increase in payments to our founding members associated with obtaining access to a larger number of screens with the higher quality digital cinema equipment. As of June 28, 2012, 67.5% of screens (60.8% founding member) showing our FirstLook pre-show were equipped with digital cinema projectors versus 32.4% (28.9% founding member) as of June 30, 2011. These increases to theatre access fees were partially offset by a 5.0% decrease in founding member attendance.

Selling and marketing costs. Selling and marketing costs increased to $15.5 million, or 4.0% for the three months ended June 28, 2012 compared to $14.9 million for the three months ended June 30, 2011. This increase was primarily due to an increase in advertising related sales and marketing expense, partially offset by lower costs associated with marketing the Fathom Business Events division due to the wind-down of the division in the first quarter of 2012. The increase in advertising related sales and marketing expense was due to $0.4 million of increased online publisher expenses which were directly attributable to a $0.5 million increase in online and mobile revenue.

Administrative costs. Administrative costs were $5.2 million for the three months ended June 28, 2012 compared to $5.0 million for the three months ended June 30, 2011, an increase of $0.2 million or 4.0%. This increase was primarily due to an increase in legal and professional related expenses.

Administrative fee—managing member. Administrative fee-managing member for the three months ended June 28, 2012 was $3.4 million compared to $3.6 million for the three months ended June 30, 2011, a decrease of $0.2 million, or 5.6% primarily due to a decrease in payroll and share based compensation. Amounts recorded are based on the terms of the management service agreement which states NCM LLC pays NCM, Inc. service fees which are equal to the cost of NCM, Inc. employees and any reimbursable costs incurred by NCM, Inc.

Depreciation and amortization. Depreciation and amortization expense increased $0.7 million to $5.0 million for the three months ended June 28, 2012, compared to $4.3 million for the three months ended June 30, 2011, primarily from increased amortization expense recognized on intangible assets for new network affiliate agreements added during 2011 and 2012.

Net income. Net income generated for the three months ended June 28, 2012 was $1.8 million, a decrease of $35.8 million from $37.6 million for the three months ended June 30, 2011. This 95.2% decrease was due primarily to a $26.7 million loss on the termination of a portion of our interest rate swap agreements associated with the portion of our term loan that was paid down during the second quarter of 2012 with the proceeds from the issuance of the original notes. Additionally, the decrease in net income was due to a $4.9 million decrease in operating income, a $3.8 million increase in interest on borrowings due primarily to the issuance of the 2021 Notes in July 2011 and to a lesser extent the issuance of the original notes in April 2012, and a $2.4 million increase in other non-operating expenses due primarily to the write-off of unamortized debt issuance costs on the term loan. These decreases were partially offset by a $2.0 million decrease in the charge related to the change in derivative fair value. The change in derivative fair value resulted in an immaterial pre-tax non-cash charge for the three months ended June 28, 2012 compared to a pre-tax non-cash charge of $2.0 million for the three months ended June 30, 2011, due to the change in the fair value of interest rate hedges associated with our senior secured credit facility, resulting from decreases in market interest rates.

Six Months Ended June 28, 2012 and June 30, 2011

Revenue. Total revenue of the Company for the six months ended June 28, 2012 was $189.2 million compared to $184.8 million for the six months ended June 30, 2011, an increase of $4.4 million, or 2.4%. The increase in total revenue was the result of an increase in total advertising revenue of $9.9 million, or 6.3%, partially offset by a $5.5 million, or 20.3% decrease in Fathom Events revenue.

National advertising revenue of $137.4 million (including $19.9 million of beverage revenue) for the six months ended June 28, 2012 increased 10.0% from $124.9 million (including $18.9 million of beverage revenue) for the 2011 period. National advertising revenue (excluding beverage revenue) for the six months ended June 28, 2012 increased 10.8% to $117.5 million compared to $106.0 million for the six months ended June 30, 2011. This increase in revenue was primarily due to an increase in national inventory utilization from 82.8% for the six months ended June 30, 2011 to 83.6% for the six months ended June 28, 2012 on an 11.4% increase in theatre network attendance over the same six month period. This increase in inventory utilization was driven by our focus on increasing inventory utilization in lower demand months (primarily January through April) through more flexible pricing structures which contributed to a 4.2% decrease in national advertising CPM’s (excluding beverage revenue) during the current six month period. Additionally, inventory utilization benefited from a $1.3 million increase in content partner spending in the six months ended June 28, 2012 over the comparable prior year period. The 5.3% increase in payments from the founding members for their beverage concessionaire agreements was due primarily to an increase in founding member attendance for the first five months of 2012 as compared to the same period in 2011, combined with a slight increase in the beverage revenue CPM. The increase in founding member attendance in the first five months of 2012 reflects a stronger film slate compared to the first five months of 2011 that was partially offset by the weaker film slate in June of 2012 compared to June of 2011.

Local advertising revenue decreased $2.6 million, or 7.9% to $30.2 million for the six months ended June 28, 2012 compared to $32.8 million for the six months ended June 30, 2011. The Company’s total number of local advertising contracts increased 2.3%, while the average contract value decreased 9.7% due to a decrease in the number of larger regional clients and nationally recognized clients placing ads locally. Local revenue per theatre attendee for the six months ended June 28, 2012 decreased 17.0% to $0.088 per attendee compared to $0.106 for the six months ended June 30, 2011 due to the local advertising revenue decrease and theatre network attendance increase of 11.4%.

Total advertising revenue (including beverage revenue) per attendee for the six months ended June 28, 2012 decreased 4.7% to $0.487 per attendee, from $0.511 per attendee for the six months ended June 30, 2011. Total advertising revenue per attendee (excluding beverage revenue) decreased 4.5% to $0.429 from $0.449 for the 2011 period. The decrease in the advertising revenue per attendee was due to the 6.3% increase in total advertising revenue (including beverage revenue), offset by the impact of the 11.4% increase in theatre attendance.

Fathom Events revenue decreased $5.5 million, or 20.3%, to $21.6 million in the first half of 2012, compared to the first half of 2011 due primarily to a $3.6 million, or 50.7%, decrease in Fathom Business Events revenue and $1.9 million, or 9.5% decrease in Fathom Consumer Events revenue. The Fathom Business Event revenue decrease related to the wind-down of the Fathom Business Events division during the first quarter of 2012, while the Fathom Consumer Events revenue decrease was due to a decrease of 19.4% in revenue per event site, offset by a 15.9% increase in the number of events in the first half of 2012 versus 2011.

Operating expenses. Total operating expenses for the six months ended June 28, 2012 were $126.9 million, a 6.1% increase compared to $119.6 million for the six months ended June 30, 2011. Set forth below is a discussion of the operating expenses.

Advertising operating costs. Advertising operating costs of $12.7 million for the six months ended June 28, 2012 increased 35.1% compared to $9.4 million for the 2011 period. This increase was primarily the result of a $3.1 million increase in payments made to our advertising affiliates primarily due to an increase in network affiliate screens as well as the increase in national advertising revenue (excluding beverage revenue). Network affiliate screens represented 20.0% of total network screens as of June 28, 2012 versus 15.7% as of June 30, 2011. The increase was primarily due to the addition of 9 new network affiliates with 863 screens since the end of the first half of 2011.

Fathom Events operating costs. Fathom Events operating costs of $15.5 million for the six months ended June 28, 2012 decreased 15.3% compared to $18.3 million during the 2011 period. The decrease was primarily due to the wind-down of the Fathom Business Events division in the first quarter of 2012 and lower content payments due to decreased Fathom Consumer Events revenue in the first half of 2012.

Network costs. Network costs of $9.7 million for the six months ended June 28, 2012 increased from $9.2 million for the six months ended June 30, 2011 primarily due to a 6.4% increase in the average number of network screens during the first half of 2012 compared to the first half of 2011.

Theatre access fees. Theatre access fees were $32.0 million for the six months ended June 28, 2012 compared to $26.9 million for the six months ended June 30, 2011. The $5.1 million, or 19.0%, increase for the first six months of 2012 versus the first six months of 2011 was related to a 6.1% increase in founding member attendance, the impact of the annual 5% rate increase per digital screen, the 8% increase in the payment per patron fee (the payment per patron fee increase occurs every five years with the first such increase taking effect in 2012) as specified in the ESA, and an increase in payments to our founding members associated with obtaining access to a larger number of the higher quality digital cinema equipment. As of June 28, 2012, 67.5% of screens (60.8% founding member) showing our FirstLook pre-show were equipped with digital cinema projectors versus 32.4% (28.9% founding member) as of June 30, 2011.

Selling and marketing costs. Selling and marketing costs increased to $30.0 million for the six months ended June 28, 2012 compared to $29.5 million for the six months ended June 30, 2011, an increase of 1.7%. This increase was primarily due to an increase in various advertising related sales, marketing, and research costs, partially offset by lower costs associated with marketing the Fathom Business Events division due to the wind-down of the division in the first quarter of 2012.

Administrative costs. Administrative costs for the six months ended June 28, 2012 were $10.1 million compared to $9.8 million for the 2011 period. The 3.1% increase is due to increased personnel costs and legal and professional related expenses.

Administrative fee—managing member. Administrative fee-managing member for the six months ended June 28, 2012 was $7.0 million compared to $7.6 million for the six months ended June 30, 2011, a decrease of 7.9% primarily due to a decrease in payroll and share based compensation. Amounts recorded are based on the terms of the management service agreement which states NCM LLC pays NCM, Inc. service fees which are equal to the cost of NCM, Inc. employees and any reimbursable costs incurred by NCM, Inc.

Depreciation and amortization. Depreciation and amortization expense increased $1.0 million to $9.9 million for the first six months of 2012 compared to $8.9 million for the same period in 2011 primarily from increased amortization expense recognized on intangible assets for new network affiliate agreements added during 2011 and 2012.

Net income. Net income generated for the six months ended June 28, 2012 decreased to $5.0 million from $42.7 million for the six months ended June 30, 2011. The decrease was due primarily to a $26.7 million loss on the termination of a portion of our interest rate swap agreements associated with the portion of our term loan that was paid down during the second quarter of 2012 with the proceeds from the issuance of the original notes. Additionally, the decrease in net income was due to a $7.0 million increase in interest on borrowings due primarily to the issuance of the 2021 Notes in July 2011 and to a lesser extent the issuance of the original notes in April 2012, a $2.4 million increase in other non-operating expenses due primarily to the write-off of unamortized debt issuance costs on the term loan, as well as a $2.9 million decrease in operating income. These decreases were partially offset a $1.2 million decrease in the charge related to the change in derivative fair value. The change in derivative fair value resulted in a $0.4 million pre-tax non-cash gain for the six months ended June 28, 2012 compared to a pre-tax non-cash charge of $0.8 million for the six months ended June 30, 2011, due to the change in the fair value of interest rate hedges associated with our senior secured credit facility.

Years Ended December 29, 2011 and December 30, 2010

Revenue. Total revenue of the Company for the year ended December 29, 2011 increased 1.8% to $435.4 million compared to $427.5 million for the 2010 period. The increase in total revenue was the result of a 1.8% increase in total advertising revenue (including revenue from our founding member beverage concessionaire agreements, or “beverage revenue”) and a 2.5% increase in Fathom events revenue.

National advertising revenues of $305.5 million (including $38.0 million of beverage revenue) for the year ended December 29, 2011 decreased 1.2% from $309.1 million (including $37.2 million of beverage revenue) for the 2010 period. National advertising revenue (excluding beverage revenue) for the year ended December 29, 2011 decreased $4.4 million, or 1.6% to $267.5 million compared to $271.9 million for the 2010 period. This decrease was primarily due to the combination of a very strong TV upfront during May and June followed by a weakening of the economy in July through October when a large percentage of our fourth quarter national advertising commitments are secured. These factors combined with a reduction in the spending of one significant military client in the first quarter contributed to a decrease in inventory utilization (excluding beverage revenue) to 100.3% for the year ended December 29, 2011 as compared to 101.5% for the year ended December 30, 2010. Inventory utilization is calculated based on 11 30-second salable national advertising units in our pre-show, which can be expanded. The decrease in client budgets available to us and our lower utilization also contributed to a 0.4% decrease in national advertising CPM (excluding beverage revenue). The 2.2% increase in payments from the founding members for their beverage concessionaire agreements was due primarily to the impact of the annual contractual 6% beverage revenue CPM increase, partially offset by a 2.0% decrease in founding member attendance for 2011 as compared to 2010. The decrease in founding member attendance reflects lower overall industry attendance, offset by the acquisition of certain Kerasotes theatres (previously a network affiliate) by AMC in mid-2010. Our make-good reserve balance of $2.7 million at December 29, 2011 decreased slightly from a balance of $2.8 million at December 30, 2010. The Company expects to recognize the majority of this make-good reserve balance in the first quarter of 2012.

Local advertising revenue increased $10.3 million, or 14.7%, to $80.6 million for the year ended December 29, 2011 compared to $70.3 million for the 2010 period. The increase was due to the continued expansion of our network that resulted in better geographic coverage allowing us to sell more effectively to larger regional clients and nationally recognized clients that placed ads regionally. The Company’s number of local advertising contracts decreased 7.5% due to the continued impact of the weak economy on smaller businesses, while the average contract value increased 23.4% due to increased sales to larger regional clients or nationally recognized clients placing ads regionally. Local revenue per theatre attendee increased 15.5% to $0.127 per attendee for the full year of 2011 compared to $0.110 for the 2010 period, due to the increase in revenue combined with a 0.1% decrease in theatre attendance.

Total advertising revenue (including beverage revenue) per attendee for the year ended December 29, 2011 increased 1.8%. Total advertising revenue per attendee (excluding beverage revenue) increased 1.9% to $0.547 from $0.537 for the 2010 period. The increase in the advertising revenue per attendee is due to the impact of a 1.8% increase in total advertising revenue (including beverage revenue), combined with the 0.1% decrease in theatre attendance.

Fathom events revenue increased 2.5%, or $1.2 million, to $49.2 million for the year ended December 29, 2011 compared to $48.0 million for the 2010 period. Our Fathom Consumer events revenue increased $3.5 million or 11.1% due to a 40.5% increase in the number of event nights offset by a 25.0% decrease in revenue per event related to the testing of several new event genres. This increase was offset by a $2.3 million, or 13.9%, decrease in Fathom Business events revenue due to continued negative impact from the slow economic recovery and the competitive impact of better meeting facilities being built in hotels and more robust meeting services being offered on the internet.

Operating expenses. Total operating expenses for the year ended December 29, 2011, were $241.7 million, an increase of 2.0% from $236.9 million for the 2010 period. Set forth below is a discussion of the more significant operating expenses.

Advertising operating costs. Advertising operating costs of $24.6 million for the year ended December 29, 2011 increased 13.4% from the $21.7 million for the 2010 period. This increase was primarily the result of the 14.7% increase in local advertising revenue combined with the increase in the percentage of affiliate attendance in 2011 versus 2010, which resulted in a $4.2 million, or 29.2%, increase in the network affiliate theatre circuits expense. This increase was partially offset by a $1.0 million decrease in advertising supply costs.

Fathom events operating costs. Fathom events operating costs of $34.1 million for the year ended December 29, 2011 increased 5.2% compared to $32.4 million during the 2010 period. The increase was primarily the result of the increased revenue generated by the Fathom Consumer division, which resulted in an increase in payments to content producers, as well as the increase in the revenue share payments to our founding members and affiliates.

Network costs. Network costs of $17.7 million for the year ended December 29, 2011 decreased 11.5% compared to $20.0 million for the 2010 period due primarily to a decrease in personnel costs, resulting from lower cash incentive compensation related to not reaching internal financial targets, as well as decreases in maintenance costs related to the transition to digital cinema projectors at our founding member theatres. The number of screens in our network that utilized digital cinema projectors increased to 10,371 at December 29, 2011 versus 2,487 at December 30, 2010, an increase of over 300%. Total digital network screens operated increased to 17,698, or 10.6%, from 16,003 in 2010. This increase was due primarily to the addition of network affiliates and the conversion of non-digital founding member screens to the digital cinema technology.

Theatre access fees. Theatre access fees were $55.4 million for the year ended December 29, 2011 compared to $52.6 million for the 2010 period. The 5.3% increase for 2011 versus the 2010 period was the result of the annual 5% rate increase per digital screen specified in the ESA and payments to our founding members associated with our access to the higher quality digital cinema equipment, partially offset by a 2.0% decrease in founding member attendance.

Selling and marketing costs. Selling and marketing costs increased 3.3% to $59.8 million for the year ended December 29, 2011 from $57.9 million for the 2010 period. This increase was primarily due to $1.5 million of increased salaries and benefits from an increase in local and regional sales commissions (related to higher sales levels) and the addition of national and regional sales people to support the growth of our advertising network and expansion of our client base, slightly offset by a decrease in national sales personnel cash incentive compensation due to not reaching internal national sales targets. We also increased our marketing expense by $0.5 million to support our sales efforts and expanding client base.

Administrative costs. Administrative costs for the year ended December 29, 2011 were $17.6 million compared to $17.9 million for the 2010 period, a decrease of 1.7%. This decrease was primarily due to reduced non-cash share based compensation expense as well as lower cash incentive payments to reflect not reaching internal annual financial targets. The 2010 incentive compensation reflected over-achievement of internal targets. This decrease was partially offset by increases in salaries and benefits in human resources and information systems areas to support the growth of our company and to support development of more robust inventory management systems to enhance delivery, reporting and management of sales data.

Administrative fee—managing member. Administrative fee-managing member for the year ended December 29, 2011 was $13.7 million compared to $16.6 million for the 2010 period, a decrease of 17.5%. This decrease was primarily due to reduced non-cash share based compensation expense as well as lower cash incentive payments to reflect not reaching internal annual financial targets.

Depreciation and amortization. Depreciation and amortization expense increased 5.6%, or $1.0 million, to $18.8 million for the year ended December 29, 2011, compared to $17.8 million for the 2010 period. This increase relates to higher amortization expense recognized on additional intangible assets recorded in 2010 related to the annual and special Common Unit Adjustments. The increased amortization expense was offset by decreases in depreciation expense on internally developed software added in 2007 and prior that is fully depreciated, offset by the addition of network equipment installed within network affiliate theatres.

Net income. Net income generated for the year ended December 29, 2011 was $134.5 million, a decrease of 3.6% compared to $139.5 million for the year ended December 30, 2010. The decrease was due to a $6.7 million non-operating impairment charge related to our investment in RMG Networks, Inc., or RMG, as discussed in Note 10 to the financial statements included elsewhere in this prospectus. Additionally, net interest expense increased $6.3 million due to the third quarter 2011 amendment of our existing senior secured credit facility and completion of the issuance of $200.0 million in 2021 Notes (see Note 6 to the financial statements included elsewhere in this prospectus), including the $1.5 million non-cash charge for deferred loan fees associated with the portion of our existing senior secured credit facility that was prepaid with the proceeds from the 2021 Notes. The increase in interest expense was offset by $4.0 million non-cash decrease in the charge related to the change in derivative fair value related to an interest rate hedge associated with our existing senior secured credit facility from decreases in market interest rates.

Years Ended December 30, 2010 and December 31, 2009

Revenue. Total revenue of the Company for the year ended December 30, 2010 was $427.5 million compared to $380.7 million for the 2009 period, an increase of $46.8 million, or 12.3% over the 2009 period. The increase in total revenue was the result of an increase in total advertising revenue of $44.3 million or 13.2% (including beverage revenue) and a 5.5% increase in Fathom events revenue.

National advertising revenues of $309.1 million (including $37.2 million of beverage revenue) for the year ended December 30, 2010 increased 13.2% from $273.1 million (including $36.3 million of beverage revenue) for the 2009 period. National advertising revenue (excluding beverage revenue) for the year ended December 30, 2010 increased $35.1 million or 14.8% to $271.9 million compared to $236.8 million for the 2009 period. This increase was due to the continued expansion of our overall client base and a favorable TV advertising scatter market, which contributed to an increase in inventory utilization (excluding beverage revenue) to 101.5% for the year ended December 30, 2010 as compared to 87.5% for the year ended December 31, 2009. Our inventory utilization was also impacted by a 4.4% decrease in advertising impressions available for sale compared to the prior year period due primarily to the lower overall industry attendance, partially offset by the addition of several network affiliate theatre circuits. The higher inventory utilization and robust TV advertising scatter market contributed to a 5.7% increase in national advertising CPM (excluding beverage revenue). The 2.5% increase in payments from the founding members for their beverage concessionaire agreements was due primarily to the impact of the annual contractual 6% beverage revenue CPM increase, partially offset by a 3.4% decrease in founding member attendance. The decrease in founding member attendance reflects lower overall industry attendance, offset by the acquisition of certain Kerasotes theatres (previously a network affiliate) by AMC and Regal. Our make-good reserve balance of $2.8 million at December 30, 2010 increased from a balance of $0.3 million at December 31, 2009. This increase is the result of an under-delivery of certain film advertising contracts during the fourth quarter of 2010 related to lower than anticipated theatre attendance, particularly in the PG-13 and R rating categories.

Local advertising revenue increased $8.3 million or 13.4% to $70.3 million for the year ended December 30, 2010 compared to $62.0 million for the 2009 period. The increase is primarily due to increases in the number of larger regional contracts and an increase in the level of spending by smaller businesses. The Company’s number of local advertising contracts increased 8.8%, while the average contract value increased 3.9%. Local revenue per theatre attendee increased 22.2% to $0.11 per attendee for the full year of 2010 compared to $0.09 for the 2009 period, due to the increase in revenue combined with a 4.5% decrease in theatre attendance.

Total advertising revenue (both including and excluding beverage revenue) per attendee for the year ended December 30, 2010 increased 20.0%. Total advertising revenue per attendee (excluding beverage revenue) increased 20.0% to $0.60 from $0.50 for the 2009 period. The increase in the advertising revenue per attendee is due to the impact of a 13.2% increase in total advertising revenue, combined with the 4.5% decrease in theatre attendance.

Fathom events revenue increased 5.5% or $2.5 million to $48.0 million for the year ended December 30, 2010 compared to the 2009 period. Our Fathom Consumer events revenue increased 10.1% due to increased revenues across the sports, arts and concert categories during the year ended 2010 compared to the 2009 period.

Operating expenses. Total operating expenses for the year ended December 30, 2010, were $236.9 million, an increase of 11.5% from $212.5 million for the 2009 period. Set forth below is a discussion of the more significant operating expenses.

Advertising operating costs. Advertising operating costs of $21.7 million for the year ended December 30, 2010 increased 8.5% from the $20.0 million for the 2009 period. This increase was primarily the result of the 14.5% increase in our revenues (excluding beverage) as the revenue increase resulted in a $0.6 million increase in the payments made to our network affiliate theatre circuits. The impact of significantly higher revenue was partially offset by a decrease of 11.7% in advertising affiliate attendance, primarily due to the AMC and Regal Kerasotes acquisition in the second quarter of 2010, which shifted those theatres and screens from an affiliate revenue share arrangement to the theatre access fee and beverage advertising arrangement set forth in our ESAs. Network affiliate attendance represented 11.5% of total attendance for the year ended 2010 versus 12.4% for the 2009 period as the shift from the AMC and Regal Kerasotes acquisition has been partially offset by the addition of new network affiliates. The increase in advertising revenue also contributed to a $0.5 million increase in advertising supply costs, including expenses directly related to the delivery of the advertising pre-show, as well as the incremental expenses related to 3D advertising contracts.

Fathom events operating costs. Fathom events operating costs of $32.4 million for the year ended December 30, 2010 increased 11.3% compared to $29.1 million during the 2009 period. The increase was primarily the result of an increase in content payments related to an increase in the number of weekend events, and the increase in variable event expenses related to the event revenue increase. Direct event expenses related to corporate clients increased due to higher concessions and equipment rental driven by the mix of events, while certain other Fathom operating costs, including film rentals, decreased due to the decrease in the Fathom Business division revenues.

Network costs. Network costs of $20.0 million for the year ended December 30, 2010 increased 7.5% compared to $18.6 million for the 2009 period due primarily to an increase in personnel costs, including incentive compensation related to the increased levels of OIBDA versus internal targets, and increased share based compensation expense due to the annual issuance of share based instruments in the first quarter of 2010 as well as an increase in personnel associated with the expansion of the Company’s network. Other operating expenses, including network maintenance and network and media operations, were at levels for the year ended December 30, 2010 that are consistent with those for the 2009 period despite a 3.8% increase in the total digital network screens operated to 16,003 from 15,413 in 2009. This increase was due primarily to the conversion to digital of non-digital screens by certain network affiliates.

Theatre access fees. Theatre access fees were $52.6 million for the year ended December 30, 2010 compared to $52.7 million for the 2009 period. The decrease for 2010 versus the 2009 period was the result of a 3.4% decrease in founding member attendance, due primarily to a weaker theatrical film slate. The impact of the decrease in founding member attendance was partially offset by the increase related to the AMC and Regal Kerasotes acquisition in the second quarter of 2010 and the annual 5% rate increase per digital screen and additional costs related to the new digital cinema screens that the Company began connecting to its network during 2010.

Selling and marketing costs. Selling and marketing costs increased to $57.9 million for the year ended December 30, 2010 compared to $50.2 million for the 2009 period, or an increase of 15.3%. Selling and marketing costs have increased primarily due to local sales commissions as well as other increasing personnel costs, including incentive compensation related to the achievement of annual sales levels in excess of internal targets.

Administrative costs. Administrative costs for the year ended December 30, 2010, were $17.9 million compared to $14.8 million for the 2009 period, an increase of 20.9%. This increase was primarily due to increased personnel costs, including incentive compensation related to the achievement of increased levels of OIBDA versus internal targets, and increased share-based compensation expense due to the annual issuance of share based instruments in the first quarter of 2010.

Administrative fee—managing member. Administrative fee—managing member for the year ended December 30, 2010 was $16.6 million compared to $10.8 million for the 2009 period, an increase of 53.7%. This increase was primarily due to increased personnel costs, including incentive compensation related to the achievement of increased levels of OIBDA versus internal targets, and increased share-based compensation expense due to the annual issuance of share based instruments in the first quarter of 2010 included in personnel costs for NCM, Inc. employees, partially offset by cost savings in professional services.

Depreciation and amortization. Depreciation and amortization expense increased 14.1% or $2.2 million to $17.8 million for the year ended December 30, 2010, compared to $15.6 million for the 2009 period, primarily as a result of increased amortization expense recognized on intangible assets added in accordance with the annual common unit adjustment.

Net income. Net income generated for the year ended December 30, 2010 was $139.5 million, an increase of 8.6% over the $128.5 million for the year ended December 31, 2009. The increase was due primarily to the 13.3% increase in operating income offset by an increase in net interest expense. The increase in net interest expense is primarily due to a $5.3 million non-cash charge for the year ended December 30, 2010 as compared to a $7.0 million non-cash credit for the year ended December 31, 2009 in interest expense related to the change in fair value of our interest rate hedge of our senior secured credit facility due to changes in market interest rates.

Known Trends and Uncertainties

The current macro-economic environment and its impact on the national television scatter advertising market in general, presents uncertainties that could impact our results of operations, including the timing and amount of spending from our national advertising clients. The impact to our business associated with these issues will be mitigated somewhat over time due to factors including the growth in our advertising client base, increasing scale of our national network and the related increase in salable advertising impressions, the effectiveness of cinema advertising relative to other advertising mediums, as well as the effectiveness, quality and number of Fathom programming events, and the number of live broadcast locations.

Subsequent to the first half of 2011, we added several new affiliate theatres to our national network including: Ayrsley Theatre Operators, Cinema Supply Incorporated, Coming Attractions Theatres, Inc., Dickinson Theatres, Inc., Digital Cinema Destinations Corp., King Theatres Circuit LLC, Odyssey Entertainment, Inc. (CineMagic Theatres) and I.T.B.S. (Southeast Cinemas), Star Cinema Grill, Texas Cinemas, Corp. United Entertainment Corp and VSS Southern Theatres LLC, and in the third quarter of 2012 we have contracted to add Loeks Theatres (Celebration! Cinema), Inc. and O’Neil Entertainment Group and we are discussing network affiliate relationships with other theatre circuits that could be added during 2012 and in later years. In total, these contracted new founding member and affiliate theatres that have joined our network subsequent to the second half of 2011 are expected to add approximately 32 million new attendees on a full-year pro-forma basis, which we expect will result in approximately 448 million new salable national advertising impressions (assuming 14 national advertising units of 30 seconds each). Our sales force integrates these additional impressions into the advertising sales process as they are added to our network and thus these attendees will provide the opportunity to expand our revenue, operating income and cash flow in 2012 and beyond. We believe that the continued growth of our network will expand our national reach and geographic coverage to strengthen our selling proposition and competitive positioning versus other national and regional advertising platforms.

Under the ESAs, up to 90 seconds of the FirstLook program can be sold to our founding members to satisfy their on-screen advertising commitments under their beverage concessionaire agreements. During 2012 and in 2011, we sold 60 seconds to our founding members. We expect to continue to sell 60 seconds of time to the founding members in the remainder of 2012 and for the foreseeable future.

In consideration for NCM LLC’s access to the founding members’ theatre attendees for on-screen advertising and use of off-screen locations within the founding members’ theatres for the LEN and lobby promotions, the founding members receive a monthly theatre access fee under the ESAs. The theatre access fee is composed of a fixed payment per patron and a fixed payment per digital screen. The payment per theatre patron will increase by 8% every five years with the first such increase taking effect for fiscal year 2012 and the payment per digital screen increases annually by 5%. The theatre access fee paid in the aggregate to all founding members cannot be less than 12% of NCM LLC’s aggregate advertising revenue (as defined in the ESA), or it will be adjusted upward to reach this minimum payment. Beginning on October 1, 2010, the theatre access fee paid to the members of NCM LLC included an additional fee for access to the higher quality digital cinema systems for our advertising and Fathom business pursuant to an amendment of the ESAs entered into during 2010, which will increase in 2012 as additional screens will be equipped with the new digital cinema equipment and increases annually by 5%. At the end of the current quarter, 60.8% of our network screens were showing advertising on founding member digital cinema projectors versus 28.9% at the end of the first half of 2011.

On April 27, 2012 we amended our senior secured credit facility agreement and completed a private placement of $400.0 million in aggregate principal amount of original notes. A portion of the proceeds were used to prepay $325.0 million of outstanding term loan borrowings under our senior secured credit facility, approximately $25.0 million of outstanding debt under our revolving credit facility and $40.2 million to terminate the swap agreements associated with the term loan borrowings. In conjunction with this bond placement we also restructured our senior secured credit facility to extend the maturity of $105.0 million of our revolving credit facility through April 2017, subject to acceleration if the term loan is not repaid, refinanced or extended by December 31, 2014. In addition, the interest rate margin on the revolving credit facility increased by 75 basis points and the covenants were amended to permit the issuance of the original notes. As a result of these transactions, we have extended the average maturities of our debt by over three years as well as increased our liquidity, as discussed in detail below. As a result of the debt restructurings, our interest expense on borrowings is projected to increase approximately $1.2 million for the second half of 2012 compared to the comparable period of 2011.

Financial Condition and Liquidity

Liquidity and Capital Resources

As of June 28, 2012, our cash and cash equivalents balance was $8.4 million, a decrease of $0.8 million compared to the balance of $9.2 million as of December 29, 2011. The cash and cash equivalents balance at June 28, 2012, combined with $105.0 million of borrowing availability on our revolving credit facility, resulted in total liquidity availability of $113.4 million, or a $29.2 million increase versus December 29, 2011. Our cash balances will fluctuate due to the seasonality of our business and related timing of collections of accounts receivable balances and operating expenditure payments, as well as available cash payments (as defined) to our founding members and managing member, interest payments on our term loan and Senior Notes and principal payments on debt. Compared to the balance at June 30, 2011 of $9.8 million, our cash and cash equivalents balance as of June 28, 2012 decreased $1.4 million. Our total liquidity availability increased $58.6 million to $113.4 million at June 28, 2012 compared to $54.8 million at June 30, 2011.

We have generated and used cash as follows (in millions):

	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011	Year Ended Dec. 29, 2011	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009
Operating cash flow	$13.4	$72.3	$177.2	$163.6	$149.4
Investing cash flow	$(6.3)	$(5.7)	$(29.4)	$(7.1)	$(10.4)
Financing cash flow	$(7.9)	$(70.6)	$(152.4)	$(180.5)	$(135.3)

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Operating Activities. The decrease in cash provided by operating activities for the six months ended June 28, 2012 versus the six months ended June 30, 2011 was primarily due to the payment of $40.2 million for partial interest rate swap terminations, the decrease in operating income and the increase in interest on borrowings and other non-operating expense. The increase in cash provided by operating activities for the year ended December 29, 2011 versus the 2010 period was primarily due to the increase in operating income, the timing of the collection of accounts receivable balances, as well as the timing of normal operating expenses offset by the timing of interest payments on our outstanding borrowings. The increase in cash provided by operating activities for the year ended December 30, 2010 versus the 2009 period was primarily due to the timing of normal operating expenses.

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Investing Activities. The cash used for investing cash flows for the six months ended June 28, 2012 increased compared to the level on investing cash flow for the six months ended June 30, 2011. The increase was due to a $1.6 million increase in the use to cash for payments made to new affiliates, partially offset by lower capital expenditures of $0.8 million. The increase in cash used for investing activities for the year ended December 29, 2011 versus the 2010 period was due to the use of cash to purchase intangible assets associated with our advertising affiliate contracts and to a lesser extent the level of capital expenditure investments in our software and other systems during 2011 compared to 2010 and the proceeds from the sale of fixed assets during 2010 related to network equipment in Kerasotes Theatres acquired by AMC. The decrease in cash used for investing activities for the year ended December 30, 2010 compared to the 2009 period was primarily due to increased capital expenditures offset by the proceeds from the sale of fixed assets to one of our founding members.

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Financing Activities. Cash used in financing activities decreased by $62.7 million during the six months ended June 28, 2012 compared to the six months ended June 30, 2011. The decrease was due primarily to an increase in cash proceeds from borrowings, net of payments, of $61.2 million related to the issuance of the original notes during the period and a $14.6 million decrease in distributions to our founding members and managing member. These increases to cash provided by financing activities were partially offset by cash used for the payment of $8.4 million in costs associated with the debt issuance. The decrease in cash used for financing activities for the year ended December 29, 2011 versus the 2010 period was primarily due to the third quarter 2011 amendment of our existing senior secured credit facility agreement and placement and registration of $200.0 million in aggregate principal amount of 2021 Notes. A portion of the proceeds from the 2021 Notes were used to prepay $175.0 million of unhedged outstanding term loan borrowings under our existing senior secured credit facility, as well as to pay debt issuance costs. The net decrease in financing activities is offset by a decrease in net revolver activity and less available cash distributions to our founding members and managing member compared to 2010. The increase in cash used for financing activities for the year ended December 30, 2010 versus the 2009 period was due to an increase in net revolver activity due to the restructuring of the Lehman portion of the revolving credit agreement in 2010. In addition, in 2010, we distributed additional available cash distributions to our founding members and managing member as compared to 2009, which were offset by net proceeds from share-based compensation activities in 2010.

Sources of capital and capital requirements. NCM LLC’s primary sources of liquidity and capital resources are its operating activities and availability under its senior secured revolving credit facility and cash on hand. Refer to the audited financial statements and notes thereto included elsewhere in this prospectus for a detailed discussion of the debt transactions in the third quarter of 2011 and Note 4–Borrowings to the unaudited condensed financial statements included elsewhere in this prospectus for a detailed discussion of the debt transactions in the second quarter of 2012.

Management believes that future funds generated from our operations and cash on hand should be sufficient to fund working capital requirements, our debt service requirements, and capital expenditure and other investing requirements, through the next 12 months. Cash flows can be impacted by the seasonality in advertising, interest on borrowings and to a lesser extent theatre attendance. We are required pursuant to the terms of our operating agreement to distribute our available cash, as defined in the operating agreement, to our members (the founding members and NCM, Inc.). The available cash distribution to the members of NCM LLC for the three months ended June 28, 2012 was $39.8 million.

Capital expenditures. Capital expenditures of NCM LLC have typically been capitalized software upgrades for our DCS and advertising proposal and inventory management system developed primarily by our programmers, equipment required for our NOC and content production and post-production facilities, office leasehold improvements, desktop equipment for use by our employees, and in certain cases, the costs necessary to digitize all or a portion of a network affiliate’s theatres when they are added to our network. Capital expenditures for the three and six months ended June 28, 2012 were $2.5 million and $4.9 million (including $0.9 million and $1.6 million associated with network affiliate additions), respectively, and for the year ended December 29, 2011, were $13.7 million (including $4.4 million associated with network affiliate additions) compared to $10.4 million (including $3.3 million associated with network affiliate additions) for the 2010 period. The capital expenditures have typically been satisfied through cash flow from operations. All capital expenditures related to the DCN within our founding members’ theatres have been made by the founding members under the ESAs. We expect they will continue to be made by the founding members in accordance with the ESAs.

We expect to make approximately $10.0 million to $12.0 million of capital expenditures in fiscal 2012, primarily for upgrades to our DCS distribution software and our internal management systems, including our advertising inventory optimization, management and reporting systems, our internet site and network equipment related to currently contracted network affiliate theatres. We expect these upgrades and improvements to our management reporting systems, which are intended to provide additional advertising scheduling and placement flexibility for our clients, should enhance our operating efficiencies, including allowing us to better manage our advertising inventory, and prepare us for continued growth. Our capital expenditures may be increased should we decide to add any additional network affiliates to our network. We expect that additional expenditures, if any, would be funded in part by additional cash flows associated with those new network affiliates. The commitments associated with our operating lease requirements are included in “—Contractual and Other Obligations” below.

Financings

Existing senior secured credit facility. On February 13, 2007, concurrently with the closing of the IPO of NCM, Inc., NCM LLC entered into a senior secured credit facility with a group of lenders. The facility consisted of a six-year $80.0 million revolving credit facility and an eight-year, $725.0 million term loan facility. The net proceeds of the term loan were used, together with $59.8 million of proceeds from the IPO, to redeem all the preferred common membership units of NCM LLC for an aggregate price of $769.5 million. The revolving credit facility portion is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the credit agreement, and a portion is available for letters of credit. The obligations under the credit facility are secured by a lien on substantially all of the assets of NCM LLC.

On July 5, 2011, we completed an amendment to our existing senior secured credit facility primarily to replace $66.0 million of the $80.0 million revolving credit facility that would have terminated on February 13, 2013, with a new $105.0 million revolving credit facility that will terminate on December 31, 2014, and to amend certain covenants and administrative items. The unused line fee increased from 0.375% per annum to 0.50% per annum. The $14.0 million portion of the $80.0 million revolving credit facility that was outstanding from Lehman (not subject to pro rata prepayment or re-borrowing) remains in place but will also mature on December 31, 2014, for a total revolving credit facility of $119.0 million. As discussed in further detail below, on July 5, 2011, we prepaid $175.0 million of the term loan facility. There were no breakage costs associated with the $175.0 million prepayment or the replacement of the revolving credit facility. We recorded a $1.5 million non-cash charge related to the write-off of deferred loan fees associated with the balance of the term loan facility that was prepaid. The applicable margin that is currently at 150 basis points over LIBOR was not changed.

The outstanding balance of the term loan facility at June 28, 2012 and December 29, 2011 was $225.0 million and $550.0 million, respectively. The outstanding balance under the revolving credit facility at June 28, 2012 and December 29, 2011 was $14.0 million and $44.0 million, respectively. As of June 28, 2012, the interest rate swaps hedged the entire $225.0 million term loan at a fixed interest rate of 6.484% (both those accounted for as hedges and those that are not). The applicable margin on the term loan was lowered to 1.5% from 1.75% as a result of an upgrade of the corporate credit rating by the credit rating agencies specified in the credit agreement, in the first quarter of 2011. The weighted-average interest rate on the outstanding balance on the revolver as of June 28, 2012 was 1.74%. Commencing with the fourth fiscal quarter in fiscal year 2009, the applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement). The applicable margin is currently at 150 basis points over LIBOR. The existing senior secured credit facility also contains a number of covenants and financial ratio requirements, with which the Company was in compliance at June 28, 2012, including the consolidated net senior secured leverage ratio. There are no borrower distribution restrictions as long as the Company’s consolidated net senior secured leverage ratio is below 6.5 times and the Company is in compliance with its debt covenants. As of June 28, 2012, the Company’s consolidated net senior secured leverage ratio was 2.9 times (versus a covenant of 6.5 times).

On April 27, 2012, we entered into an amendment to the existing senior secured credit facility. Under the amendment, among other things:

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the maturity date applicable to $105 million of the existing revolving credit facility (the “Extended Facility”) under the Credit Facility was extended to April 27, 2017, subject to acceleration as more fully discussed below;

•	the maturity date applicable to $14 million of the existing revolving credit facility continues to be December 31, 2014;

•	the Extended Facility allows for future extensions and replacement revolving facilities without need for approval from term loan lenders under the existing senior secured credit facility;

•	the interest rate margin on the existing revolving credit facility increased by 75 basis points;

•	the negative covenants of NCM LLC were amended to permit us to issue the notes and to grant a first priority lien on assets of NCM LLC for the benefit of the holders of the notes;

•	we were required to use at least $315 million of the net proceeds of the original notes for repayment of term loans;

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we paid an upfront fee of 0.50% of each lender’s revolving credit commitment for the Extended Facility and an amendment fee of 0.10% of the sum of each consenting lender’s outstanding term loans or revolving credit loans, as applicable; and

•

if we have not repaid, refinanced or extended the then outstanding term loans under the existing senior secured credit facility by December 31, 2014, then the maturity date of the Extended Facility will be accelerated to the later of (i) December 31, 2014 or (ii) if applicable, one year earlier than the extended maturity date of the term loans at such time.

The amendment also amended certain provisions of the guaranty and collateral agreement dated as of February 13, 2007, between us and Barclays Bank PLC, as administrative agent, to permit us to grant a first priority lien on assets of NCM LLC for the benefit of the holders of the notes.

2021 Notes. On July 5, 2011, we completed a private placement of $200.0 million in aggregate principal amount of the 2021 Notes. The 2021 Notes have a maturity date of July 15, 2021 and pay interest semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2012. The proceeds were used to prepay $175.0 million of our outstanding indebtedness under our existing senior secured credit facility discussed above, as well as to pay $21.0 million on the existing revolving credit facility and pay offering costs. The outstanding balance of the 2021 Notes at December 29, 2011 was $200.0 million. The 2021 Notes are effectively subordinated to all existing and future secured debt, including indebtedness under the Company’s existing senior secured credit facility and the notes.

Original notes. As discussed in more detail in Note 9, to the unaudited condensed financial statements included elsewhere in this prospectus, on April 27, 2012, the Company finalized a debt restructuring that involved a private placement of $400.0 million in aggregate principal amount of the original notes, the refinancing of $325.0 million of our term loan due February 2015 and reducing approximately $25.0 million of the outstanding balance under our revolving credit facility while extending the maturity as to $105.0 million of the facility through April 2017 (the maturity date of the remaining $14.0 million continues to be December 31, 2014). These changes to the Company’s debt structure have extended the average maturity by over three years and increased our liquidity, while not meaningfully impacting our free cash flow.

Critical Accounting Policies

The significant accounting policies of the Company are described in Note 1 of the financial statements included elsewhere in this prospectus. Certain accounting policies involve significant judgments, assumptions and estimates by management that have a material impact on the carrying value of certain assets and liabilities, which management considers critical accounting policies. The judgments, assumptions and estimates used by management are based on historical experience, knowledge of the accounts and other factors, which are believed to be reasonable under the circumstances and are evaluated on an ongoing basis. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

Allowance for doubtful accounts. The allowance for doubtful accounts represents management’s estimate of probable credit losses inherent in its trade receivables, which represent a significant asset on the balance sheet. Estimating the amount of the allowance for doubtful accounts requires significant judgment and the use of estimates related to the amount and timing of estimated losses based on historical loss experience, consideration of current economic trends and conditions and debtor-specific factors, all of which may be susceptible to significant change. Account receivable balances are charged against the allowance, while recoveries of amounts previously charged are credited to the allowance. A provision for bad debt is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. To the extent actual outcomes differ from management estimates, additional provision for bad debt could be required that could adversely affect earnings or financial position in future periods.

Share-based compensation. NCM, Inc.’s Equity Incentive Plan is treated as an equity plan under the provisions of Accounting Standards Codification (“ASC”) 718 Compensation—Stock Compensation, and the determination of fair value of options and non-vested stock for accounting purposes requires that management make complex estimates and judgments.

NCM, Inc. utilizes the Black-Scholes option pricing model to estimate the fair value of its options. This model requires that NCM, Inc. make estimates of various factors used. The following assumptions were used in the valuation of the options:

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Expected life of options—The expected life of the options is determined by using the average of the vesting and contractual terms of the options. Due to the short length of time over which its options have been outstanding, NCM, Inc. has not developed a historical option exercise experience and has determined that the simplified method is a reasonable basis to estimate the expected life of the options.

•	Risk free interest rate—The risk-free interest rate is determined by using the applicable Treasury rates as of the grant dates, commensurate with the expected terms of the options.

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Expected volatility—NCM, Inc. closed its IPO on February 13, 2007. Since the length of time NCM, Inc.’s shares have been publicly traded is shorter than the contractual terms of its options, we believe historical volatility may not be completely representative of future stock price trends. As a result, we derive a weighted expected volatility based on comparable companies as well as on NCM, Inc.’s historical volatility.

•	Dividend yield—The estimated dividend yield was determined using management’s expectations based on estimated cash flow characteristics and expected long-term dividend policy.

Certain of the non-vested stock awards include performance vesting conditions, which permit vesting to the extent that NCM, Inc. achieves specified non-GAAP targets at the end of the measurement period. Compensation expense is based on management’s projections and the probability of achievement of those expectations, which requires considerable judgment. We record a cumulative adjustment to share-based compensation expense in periods that we change our estimate of the number of shares expected to vest. Additionally, we ultimately adjust the expense recognized to reflect the actual vested shares following the resolution of the performance conditions.

Recent Accounting Pronouncements

For a discussion of the recent accounting pronouncements relevant to our business operations, see the information provided under Note 1 to the audited financial statements included elsewhere in this prospectus.

Related-Party Transactions

For a discussion of the related-party transactions, see the information provided under Note 5 to the audited financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

Our operating lease obligations, which primarily include office leases, are not reflected on our balance sheet. See “—Contractual and Other Obligations” for further detail. We do not believe these arrangements are material to our current or future financial condition, results of operations, liquidity, capital resources or capital expenditures.

Contractual and Other Obligations

Our contractual obligations at December 29, 2011, were as follows:

	Payments Due by Period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(in millions)
Borrowings(1)	$794.0	$—	$44.0	$550.0	$200.0
Future interest on borrowings(2)	265.1	52.3	105.7	35.6	71.5
Office leases	18.8	2.3	4.7	4.6	7.2
Network affiliate agreements(3)	17.3	6.3	8.4	1.7	0.9

Total contractual cash obligations	$1,095.2	$60.9	$162.8	$591.9	$279.6

(1)	We have a $119.0 million variable rate revolving credit facility of which $44.0 million was outstanding at December 29, 2011. Debt service requirements under this agreement depend on the amounts borrowed and the level of the base interest rate, in addition to a commitment fee on the unused portion of the revolving credit facility. See further discussion of our existing senior secured credit facility under “—Financial Condition and Liquidity—Financings” above.

(2)	The amounts of future interest payments in the table above are based on the amount outstanding on the 2021 Notes, term loan, estimated rates of interest over the term of the variable rate revolver and the rates in effect on our interest rate swaps. The 2021 Notes are at a fixed rate of 7.875%. In March 2007, NCM LLC entered into fixed interest rate swap arrangements which hedge the entire $550.0 million ($137.5 million of which was with Lehman and in February 2010 was transferred to Barclays Bank) currently outstanding on the term loan at a fixed interest rate of 6.484%. In addition, we have a variable rate revolving credit facility. Debt service requirements under this agreement depend on the amounts borrowed and the level of the base interest rate, in addition to a commitment fee on the unused portion of the revolving credit facility. See further discussion of our existing senior secured credit facility under “—Financial Condition and Liquidity—Financings” above.

(3)	The value in this table represents the maximum potential payout under the revenue guarantees made by NCM LLC to its network affiliates. No revenue guarantee amounts have ever been paid under these agreements and no liabilities were recorded as of December 29, 2011. For additional details see the information provided under Note 9 to the financial statements included elsewhere in this prospectus.

There were no material changes to our contractual obligations as of June 28, 2012, however in April 2012 we completed a restructuring of our indebtedness. Refer to Note 9 to the unaudited condensed financial statements included elsewhere in this prospectus and “Financings” above for a detailed discussion of the debt transactions in the second quarter of 2012.

The amended and restated ESAs entered into at the completion of NCM, Inc.’s IPO require payments based on a combination of founding member attendance and the number of digital screens of each founding member. The amount relating to the attendance factor will vary from quarter to quarter and year to year as theatre attendance varies while the amount relating to the screens factor will be more predictable but will also vary quarter to quarter and year to year as screens are converted to digital screens and other screens are added or removed through acquisition, divestiture or closure activities of the founding members. The payments made to founding members also will vary due to the escalation of the rates paid for each factor pursuant to the amended and restated ESAs. The rate per attendee increases 8% every five years beginning in 2012, while the rate per digital screen increases 5% annually. The table above does not include amounts payable under the amended and restated ESAs as they are based on variable factors, which are not capable of precise estimation.

Seasonality

Our revenue and operating results are seasonal in nature, coinciding with the timing of marketing expenditures by our advertising clients and to a lesser extent the attendance patterns within the film exhibition industry as well as the timing and the number of Fathom Events. Both advertising expenditures and theatre attendance tend to be higher during the second, third, and fourth fiscal quarters. Advertising revenue is primarily correlated with new product releases, advertising client marketing priorities and economic cycles and to a lesser extent theatre attendance levels. The actual quarterly results for each quarter could differ materially depending on these factors or other risks and uncertainties. Based on our historical experience, our first quarter typically has less revenue than the other quarters of a given year due primarily to lower advertising client demand and lower theatre industry attendance levels. Accordingly, there can be no assurances that seasonal variations will not materially affect our results of operations in the future. The following table reflects the quarterly percentage of total revenue for the fiscal years ended 2009, 2010 and 2011.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2009	19.3%	24.4%	25.1%	31.2%
FY 2010	19.8%	23.2%	29.4%	27.6%
FY 2011	16.3%	26.2%	31.2%	26.3%

Quantitative and Qualitative Disclosures About Market Risk

The primary market risk to which we are exposed is interest rate risk. We have entered into interest rate swap arrangements economically hedging the entire $225.0 million outstanding variable rate term loan at a fixed interest rate of 6.484%. The 2021 Notes and the original notes are at fixed rates, and therefore are not subject to market risk. At June 28, 2012, the only interest rate risk that we are exposed to is related to our $119.0 million revolving credit facility and thus a 100 basis point fluctuation in market interest rates would have the effect of increasing or decreasing our cash interest expense by approximately $0.1 million for an annual period on the $14.0 million outstanding as of June 28, 2012 on our revolving credit facility. Because each of our interest rate swaps was in a liability position at June 28, 2012, we are not currently exposed to counterparty risk related to the swaps.

Business

The Company

NCM LLC was organized on March 29, 2005 and began operations on April 1, 2005. NCM, Inc., the sole manager of NCM LLC, held 48.6% of the common membership units in NCM LLC as of June 28, 2012. Our founding members, AMC, Cinemark and Regal, the three largest motion picture exhibition companies in the U.S., held the remaining 51.4% of NCM LLC’s common membership units.

We have long-term ESAs with our founding members and multi-year agreements with several other theatre operators whom we refer to as network affiliates. The ESAs and network affiliate agreements grant us exclusive rights in their theatres, subject to limited exceptions, to sell advertising and to sell and distribute Fathom events.

Description of Business

Overview

We operate the largest digital in-theatre media network in North America, through which we sell in-theatre and online advertising, promotions and Fathom events. Our advertising pre-show called “FirstLook,” lobby entertainment network, or LEN, programming and Fathom events are distributed across our digital content network, or DCN, or live digital broadcast network, or DBN, utilizing our proprietary digital content software, or DCS.

We currently derive revenue principally from the following activities:

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Advertising: We develop, produce, sell and distribute several versions of FirstLook on theatre screens, and advertising programming on our LEN. We also sell other forms of advertising and promotions in theatre lobbies and across our online network and mobile app called Movie Night Out. For the three and six months ended June 28, 2012 and the year ended December 29, 2011, advertising accounted for 92.0%, 88.6% and 88.7%, respectively, of our total revenue.

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Fathom events: We produce, market and distribute entertainment programming through the Fathom Consumer division to theatres across our DCN (for pre-recorded events) and DBN (for both live and pre-recorded events). For the three and six months ended June 28, 2012 and the year ended December 29, 2011, Fathom events accounted for 7.7%, 9.6% and 11.3%, respectively, of our total revenue. See “—Fathom Events” for additional information.

We believe that the reach and digital delivery capability of our network provide an effective platform for national and local advertisers to reach a large, young and affluent audience on a highly-targeted, engaging and measurable basis. During 2011, nearly 671 million patrons (on an annualized basis) attended movies shown in theatres in which NCM LLC currently has exclusive cinema advertising agreements in place. A summary of the screens in our advertising network is set forth in the table below:

Our Network

(As of June 28, 2012)

	Advertising Network				Fathom Events DBN
	Theatres	Digital Screens	Total Screens	% of Total	Digital Screens
Founding Members	1,079	14,610	15,232	80.0%	770
Network Affiliates	326	3,494	3,807	20.0%	292

Total	1,405	18,104	19,039	100.0%	1,062

On-Screen Advertising

Our on-screen digital FirstLook pre-feature show consists of national and local advertising, as well as behind the scenes “making-of” and other entertainment content provided by our content partners. The pre-feature show generally ranges in length from 20 to 30 minutes and ends at or about the advertised show time. We distribute several versions of FirstLook each month, including versions that include content and national advertisements that are targeted towards specific movie ratings and local and regional advertisements that play in specific theatre markets or geographic regions. We also distribute a pre-show called FirstLook Play designed for a young audience and played generally before “G” rated animated films. All FirstLook pre-shows are customized with the branding of the theatre circuits in which the programming plays. In April 2010, we began delivering our first 3D advertising campaigns; 3D ads run at the end of the FirstLook program prior to 3D films.

The majority of our entertainment content segments are provided to us under exclusive multi-year contractual arrangements with leading media and entertainment companies that we refer to as content partners. Under the terms of the contracts, our content partners make available to us original content segments and make commitments (generally two years) to buy a portion of our advertising inventory at a specified CPM. The original content produced by these content partners typically features behind-the-scenes interviews with producers, directors and actors or “making-of” segments relating to feature films, upcoming broadcasts or cable television shows. In addition, we have an exclusive two-year agreement (renewed in October 2011) with a major wireless communications company to exhibit a 30 second cell phone courtesy public service announcement, or PSA, reminding moviegoers to silence their cell phones and refrain from texting during the showing of the feature film, and a long-term agreement to display advertising (currently 60 seconds) of our founding members’ beverage supplier.

National advertising is sold on a CPM basis, while local advertising is sold on a per-screen, per-week basis. While we generally sell our national advertising units across our national network by film rating or groups of ratings, we also have the ability to sell portions of our network by individual film or film genre grouping, offering national advertisers a way to target specific audience demographics, at various price points and overall cost levels, which expands the number of potential clients.

The pre-feature advertising begins with a three to five-minute looping segment that consists of a digital carousel of static and moving slide images primarily for local advertisers. This digital carousel can loop partially or repeatedly and provides a mechanism to contract or expand depending on the time between feature film presentations. The local advertisements shown in the digital carousel are generally our lowest cost advertising inventory. We often bundle time in the digital carousel presentation with other LEN advertising inventory or lobby promotions.

FirstLook and FirstLook Play were created in order to provide a more entertaining pre-feature program for theatre patrons and a more targeted and effective advertising platform for our advertising clients by integrating full-motion local and national advertising with entertainment content segments primarily provided by our content partners.

FirstLook is comprised of up to four segments, each approximately four to seven minutes in length. Segment four, the first section of FirstLook, begins approximately 20 to 25 minutes prior to the advertised show time and generally includes local advertising. Segment three typically begins approximately 18 minutes prior to the advertised show time and features primarily 15 or 30-second local or regional advertisements by individual theatres, or across an entire DMA® or geographic region. Segment three also includes a two and one-half minute entertainment content segment. Segment two and segment one run closest to the advertised show time and feature primarily national advertisements. Both segment two and segment one include a two and one-half minute entertainment content segment provided by our content partners, along with national advertisements which are generally 30 or 60 seconds, including a 60-second advertisement at the end of segment one for the circuits’ beverage supplier. Segment two and segment one begin approximately 13 minutes and eight minutes, respectively, before the advertised show time.

In April 2010, we began selling 3D advertising that runs prior to select 3D films. The 3D advertisements are placed at the end of the 2D portion of the FirstLook pre-show, in front of feature film trailers (primarily 3D) and the 3D feature film. These 3D ads provide average advertising CPMs that are 50% to 100% higher than average 2D pricing due primarily to the improved recall (based on third-party research) associated with those 3D ads. Theatre patrons are prompted to put their glasses on prior to the 3D portion of FirstLook so they can be kept on throughout the end of the FirstLook pre-show, during the film trailers and 3D feature film. This structure is designed to provide a better theatre patron experience.

As of June 28, 2012, approximately 95% of our total screens were part of our DCN representing approximately 96% of our total network attendance. As of June 28, 2012, approximately 12,800, or 71% of our 18,100 total digital screens were equipped with more powerful digital cinema projectors, with the remainder comprised of LCD projectors. The non-digital screens display national advertisements on 35 mm film or “rolling stock” and local advertisements using slide carousels.

The film trailers that typically run before the feature film are not part of FirstLook. Film trailers do not begin until after the FirstLook program ends at or about the advertised show time.

We offer multiple versions of FirstLook each month that include advertising content that is appropriate for a specific film rating category and branding of the specific theatre operator. This programming flexibility provides advertisers with the ability to target specific audience demographics and gives us the ability to ensure that the content and advertising is age-appropriate for the movie audience. We rotate the entertainment content segments between theatres approximately every two weeks to ensure that frequent moviegoers are entertained by fresh content segments.

Our goal in creating FirstLook as a branded entertainment program is to create a new “first release window” for advertising into the marketplace, similar to the way films are released first in cinemas. To that end, we encourage advertisers to provide us with advertisements before they are shown on other media platforms, different versions of those advertisements, or original content that is specifically created for cinema. We also offer pre- and post-production services to our clients (primarily local clients), for a fee, to enhance the quality of the content we display.

The FirstLook program also includes time slots for founding member and network affiliate advertisements to promote various activities associated with the operation of the theatres, including concessions, online ticketing partners, gift card and loyalty programs, special events presented by the theatre operator and vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service or products sold in the theatre. This time is provided by us to the theatre operator at no charge and generally includes 45 seconds within 15 minutes of show time, 15 seconds of which will be placed within 11 minutes of show time, and the remainder placed at our discretion. We may move the placement of the theatre operator advertisements up to one minute further from the advertised movie show time if we sell additional advertising units to third parties that precede the founding member advertisements.

Currently, under the ESAs the last 60 seconds of the FirstLook program is sold to all of our founding members. Prior to 2008, 90 seconds had been sold to all of our founding members. During 2008 the founding members renegotiated their agreements with their beverage supplier and as a result the on-screen beverage advertising was reduced to 60 seconds and we began to sell the other 30 seconds to other clients. This time is used to satisfy the circuits’ on-screen advertising commitments under their beverage concessionaire agreements. Through 2011, this time was priced on a CPM basis, which increases each year as specified in the ESA. Beginning in 2012, the CPM will go up by the percentage increase of our actual segment one CPM during the previous year.

The arrangements with our founding members relating to on-screen advertising for their beverage concessionaires, the agreements with our content partners and the cell phone PSA combined represented approximately $56.0 million, or 29.0%, of our total revenue for the six months ended June 28, 2012, and $123.0 million or 28.0% of our total revenue for the year ended December 29, 2011.

Lobby Network and Promotions

Lobby Entertainment Network. Our LEN is a network of video screens strategically located throughout the lobbies of all of our digitally equipped founding member theatres and the majority of our network affiliate theatres. As of June 28, 2012, our LEN had 2,920 screens in 1,369 theatres connected to our DCN. The LEN screens are strategically placed in high-traffic locations such as concession stands and film queuing and other waiting areas. Programming on our LEN consists of an approximately 30-minute loop of branded entertainment content segments created specifically for the lobby with advertisements running between each segment. We have the scheduling flexibility to send different LEN programming to each theatre and the same program is displayed simultaneously on all lobby screens within a given theatre, which we believe provides the maximum impact for our advertisers. We sell national and local advertising on the LEN individually or bundled with on-screen or other lobby promotions. The LEN programming includes up to two minutes for founding member advertisements to promote activities associated with the operation of the theatres, including concessions, ticketing partners, gift card and loyalty programs, special events presented by the theatre operator, vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service. Additionally, subject to certain limitations, the LEN programming includes up to two minutes (one minute of which we provide to the founding member at no cost and one minute of which the founding member may purchase) to promote certain non-exclusive cross-marketing relationships entered into by the theatre operators for the purpose of increasing theatre attendance, which we call strategic programs.

Under the terms of the ESAs, the founding members also have the right to install additional screens in their theatre lobbies, which would not display our LEN programming, and would be used to promote strategic programs or their theatre concessions, ticketing partners, gift card and loyalty programs, special events presented by the founding member and vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service.

Lobby Promotions. We also sell a wide variety of advertising and promotional products in our theatre lobbies. These products can be sold individually or bundled with on-screen or LEN advertising. Lobby promotions typically include:

•	advertising on tickets and concession items such as beverage cups, popcorn bags and kids’ trays;

•	coupons and promotional materials, which are customizable by film or film rating category and are distributed to ticket buyers at the box office;

•	product sampling and display; and

•	signage throughout the lobbies, including posters, banners, counter cards, danglers, floor mats, standees and window clings.

Under the terms of the ESAs, the founding members may conduct a limited number of lobby promotions at no charge in connection with the promotion of motion pictures and their strategic programs; however, such activities will not reduce the lobby promotions inventory available to us.

Our ability to provide in-lobby marketing and promotional placements in conjunction with our other marketing solutions allows us to provide integrated marketing products to advertisers with multiple interactions with theatre patrons throughout the movie-going experience, which we believe is a competitive advantage over other national media platforms.

Branded Entertainment Websites and Mobile Applications

In 2009, we launched our branded consumer entertainment website, ncm.com (the consumer content of which is now at firstlookonline.com), and updated our fathomevents.com website and launched our online advertising network. In 2010, we launched our mobile app, Movie Night Out and launched a new consumer website, movienightout.com. In early 2012, we launched a companion app that will allow on-screen ads to engage movie-goers’ smart phones which we expect will provide a unique integrated marketing tool for our clients that can be bundled with our on-screen and lobby marketing products. Our websites and app are meant to be an extension of our FirstLook pre-show in order to expand our advertising reach to online and mobile consumers and provide an opportunity to create a unique integrated bundle of marketing products for our clients. As part of our online advertising network strategy, we are developing and operating our websites and mobile app through our existing media production and technology group and selling the advertising on our advertising network through a small digital sales group and our existing national and local sales organizations. As these online and mobile activities are supported primarily through our existing staff and infrastructure, we believe that digital revenue and additional in-theatre integrated marketing packages can be developed with limited incremental investment and operating costs. We will employ several marketing strategies to drive traffic to our websites and promote the download and usage of our app including placing ads within our FirstLook pre-show. As of June 28, 2012, our online advertising network included 42 entertainment websites (including our 100% owned sites), with approximately 52 million unique visitors monthly. This vertically integrated online ad network provides advertisers the ability to target online entertainment consumers while providing publishers a way to benefit from our sales infrastructure and the integration and bundling with our in-theatre network.

Fathom Events

Our Fathom events business focuses on the marketing and distribution across our digital network of live and pre-recorded entertainment programming to consumers. We believe our network provides a highly attractive high-definition distribution network to content owners to be used for individual programs or program series and also creates promotional opportunities for national brands through event sponsorships. Our Fathom Consumer events have included live and pre-recorded concerts featuring contemporary music, opera and symphony, DVD product releases and marketing events, theatrical premieres, Broadway plays, live sporting events and other special events. In 2010, we distributed our first ever live 3D event in select theatres. Event content is broadcast live over our DBN or on a pre-recorded basis over both our DBN and DCN and may be encrypted for piracy protection. As of June 28, 2012, our network had the capability to deliver:

•	live high-definition content to 1,062 screens with up to, in certain locations, four screens per theatre; and

•	high-definition pre-recorded content to virtually all of the 18,104 digital screens on our DCN network.

We advertise our Fathom Consumer events either through a digital trailer shown after FirstLook or advertisements during FirstLook using designated slots and/or unsold advertising inventory, on lobby posters, on our LEN, on our various websites and app and in some cases through radio trade-outs or paid media in select publications. We have developed content and cross-marketing relationships with several live content promotion companies and other owners of entertainment content. We believe that these partnerships and other new relationships that we are establishing will provide us with a consistent supply of programming as a Fathom relationship provides additional marketing channels for bands, promoters and content owners. We had several successful live events, including the New York Metropolitan Opera, Lord of the Rings Trilogy, LA Philharmonic, Phantom of the Opera, Memphis and Twilight Saga to name a few of the over 100 events we held during 2011, a 41% increase over the number of 2010 events.

Our Fathom Business division facilitated live and pre-recorded networked and single-site business meetings, corporate communication and marketing events and church services in movie theatres. These events were typically, but not exclusively, scheduled from Monday through Thursday during off-peak hours when theatre attendance for movies is traditionally low. We held Fathom Business events with several Fortune 1000 companies and worship services with over 200 religious organizations during 2011.

During early 2012, we restructured Fathom events to place more focus on the Fathom Consumer division. Based on historical and expected future trends we believe the Fathom Consumer division has greater future growth prospects and is more aligned with the movie exhibition business and our strategy of becoming a more powerful digital media platform. We expect the restructuring to provide us with the opportunity to expand event sponsorships and create a more robust mix of in-theatre programming which we believe will provide more long-term revenue and cash flow growth potential. Total revenue for the Fathom Business division declined over 13% in 2011 versus 2010 as continued improvement in the meeting facilities in hotels and more robust online and mobile meeting platforms put competitive pressure on Fathom’s corporate meeting services business. The Company operated the Fathom Business division for a portion of the first quarter of 2012 to satisfy contractual obligations for events, with any remaining contractual obligations to be satisfied through the Fathom Consumer division. Despite the revenue loss ($14.2 million in 2011), due to the reduction in direct expenses as well as indirect expenses such as operating, selling and marketing and administrative costs, the impact on our future Adjusted OIBDA is not expected to be material. See “Selected Historical Financial and Operating Data—Notes to the Selected Historical Financial and Operating Data” for a discussion of the calculation of Adjusted OIBDA and the reconciliation to operating income.

Sales and Marketing

In-Theatre Advertising. We sell our in-theatre and online advertising products and event sponsorships through our national and local sales teams. We market our advertising products through our marketing group located primarily in our New York City sales office.

As of December 29, 2011, we had 35 advertising sales related personnel (including management and sales support staff) within our national sales group. During 2011, approximately 29% of the total compensation of the national sales staff was related to bonus or commission, which is based on achieving certain sales targets, with commissions or bonuses shared across the entire team in order to enhance coordination and teamwork. Our national sales organization has proven to be highly profitable and scalable as we have not added a significant number of sales personnel as our network has expanded. Our national sales staff is located in our sales offices in New York City, Los Angeles and Chicago.

Our local and regional advertising sales staff, comprised of account directors and telesales representatives, is located throughout the country, with each covering an average of approximately 117 screens per representative. Their responsibility is to sell cinema advertising to direct local clients as well as larger regional advertisers. During 2011, approximately 76% of the compensation for local sales staff was based on an individual’s sales commission on collected sales. As our network and local business grows, it may require the addition of sales personnel to cover the new markets or screens. As of December 29, 2011, we had 169 sales personnel (including management and sales support staff) within our local and regional sales groups, the majority of whom work out of their homes located within the markets they sell.

Over the past several years, we have increased our national and local (including regional) advertising revenue by expanding the number of clients and client categories through sales outreach and several marketing tactics, including expansion and improvement of research provided to clients. We aggressively market and sell directly to clients as well as advertising agencies. We also on occasion place advertising in national trade publications, and commission third-party market research to assist our sales team. We believe that improved research regarding cinema advertising and our network has provided our customers with compelling statistical evidence of the superiority of our advertising products relative to television and other traditional advertising mediums based on metrics such as brand recognition, message recall, and likeability. In addition, we believe that we are capturing increasing market share from traditional advertising media platforms such as broadcast TV by establishing cinema advertising as a more accountable and effective advertising medium relative to other media. As of December 29, 2011, we had 30 personnel based in New York and Denver that focus on the marketing, research and public relations aspects of our advertising business.

Fathom events. As of December 29, 2011, we had a staff of 52 (including management and sales support staff) that was dedicated to sales, including a staff of 14 that marketed our Fathom events business. As part of the Fathom events restructuring during the first quarter of 2012, 36 employees (primarily sales and marketing) were terminated or reassigned. In fiscal 2011, we facilitated approximately 8,900 Fathom Business sites (an increase of 1% over 2010), and held 104 Fathom Consumer events (an increase of 40.5% over 2010) attended by approximately 2,100,000 patrons (an increase of 11% over 2010). Fathom Consumer events are marketed primarily using designated and unsold inventory in the FirstLook pre-show, digital trailers after FirstLook, one sheets and other marketing materials in theatre lobbies, through our websites and app and internet sites of our programming partners and other cross-marketing activities including radio and cable TV advertising.

Media and Creative Services

Our media and creative services department uses state of the art, proprietary and non-proprietary technologies and practices to ensure the consistent image and sound quality of the FirstLook and Fathom event content distributed over our network, creating the highest possible cinema quality presentation for the creation of the FirstLook, LEN presentations and all of our other in-theatre marketing products, associated with our Fathom events business. We believe the expertise of this group in optimizing content for cinema playback within our FirstLook pre-show, Fathom events and our internet sites and mobile app, has been instrumental in our ability to provide a better experience for the theatre patron and to enhance our ability to attract and retain our on-screen advertising clients, build and retain relationships with network affiliates and market our Fathom events. We provide a full spectrum of 2D services and in 2010 began 3D production and post-production services for our advertising clients on a per contract fee basis, including audio enhancements, color correction and noise reduction. As part of our post-production process, we “up-convert” approximately 6% and 45% of the standard definition content that we receive from our national and regional clients, respectively, to high-definition format and quality cinema surround sound, ensuring a high quality, high impact presentation of our clients’ content and advertisements. Our expertise and experience in cinematic production and our ability to tailor advertisements developed for television to a high-definition cinema playback format facilitates the ability of national advertisers to display content originally provided for television thus optimizing their original investment to the big-screen presentation. We also offer creative and production services to our clients (primarily local clients), developing full sight, sound and motion high-definition advertisements from concept to completion. This service substantially reduces the obstacles for smaller clients to invest in cinema-quality advertising. During 2011, we produced and performed post-production services for approximately 54% of the local advertisements that played across our networks. Our founding members also engage us for the production of their on-screen concession product advertisements and policy trailers.

Technology and Other Corporate Branding

We utilize our digital media expertise, our proprietary DCS and various digital network technologies to deliver high-quality cinema advertising and live and pre-recorded Fathom events to our network theatres. These technologies facilitate the delivery of a high-quality entertainment experience and provide advertising clients a lower cost and more programming flexibility than the 35 mm “rolling stock” still used to deliver cinema advertising in many theatres throughout the U.S. (including 5% of the screens in our network). Moreover, our technology provides significant operational and scheduling flexibility to our advertising clients who can target various demographic groups by location, film rating or film title and measure advertising audience size and efficiently monitor and provide audit data of the on-screen playback.

We employ two satellite networks to distribute content to our theatres. Our DCN, which is the combination of a satellite distribution network and a terrestrial network utilizing several carriers, is used to distribute our FirstLook and FirstLook Play content to 18,104 screens (95% of the total), 1,405 theatres and over 3.5 million seats, representing 96% of the total attendance of our advertising network as of June 28, 2012. Our DBN satellite network is used to support our live Fathom events by broadcasting live feeds to over 1,000 screens in over 700 theatres and approximately 258,000 theatre seats.

The satellite technology we use provides a cost-effective means to deliver live and pre-recorded digital content to theatres. We employ a variety of technologies that “wrap” around the satellite process to help provide uninterrupted service to theatres. For example, our proprietary DCS has automated implementation capabilities that allow for data files to be multicast to theatres throughout our DCN. Our digital content system operated in our network operations center, or NOC, combined with in-theatre systems that are connected to the in-theatre management systems are interfaced with our satellite provider network to dynamically control the quality, placement, timing of playback and completeness of content within specific auditoriums. The integrated DCN (including the DCS software) is controlled by our NOC in our Centennial, Colorado headquarters, which supported and monitored approximately 67,000 network hardware devices and more than 408,000 maintenance alarm technology points on the network as of December 29, 2011.

Through our NOC, we have access to and can monitor and initiate repairs to the equipment in our entire digital network of theatres. Our NOC operates 24 hours a day, seven days a week. Digital content is uploaded from our NOC and distributed through the DCN to theatres in advance of playback. The content is delivered via multicast technology to all theatres in our network and received by our theatre management system where it is held until displayed in specified theatre auditoriums according to its contract terms. Each theatre auditorium has a hardware and software architecture that controls the content to be shown in the auditoriums or over the LEN in the theatre lobby. After the theatre management system receives digital content, confirmation of content playback is returned via satellite to our NOC to be included in “post” reports provided to our advertising clients.

Our Competitive Strengths

We believe that our key competitive strengths include:

Superior National Advertising Network

We believe that our national advertising network delivers measurable results by allowing for effective targeting of marketing messages to a large, young and affluent audience, yielding a superior return on investment for advertisers as compared to traditional national and local media platforms. As a result, we are able to compete more effectively for marketing spending by local and national advertisers through our relationships with a diversified group of local and national advertisers and agencies throughout the U.S. The following are the key competitive strengths of our advertising network:

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Extensive national market coverage. Our contractual agreements with our founding members and network affiliates provide long-term exclusive access, subject to limited exceptions, to the largest network of digitally equipped theatres in the U.S. and allow us to sell advertising nationwide which we distribute using our advertising network. As of June 28, 2012, our advertising network included 18,104 digital screens (14,610 operated by our founding members) and 19,039 screens in total (15,232 operated by our founding members) located in 1,511 theatres

(1,148 operated by our founding members) in 48 states and the District of Columbia. During 2011, the total advertising network theatre attendance was approximately 637 million, which remained consistent with 2010 (553 million from our founding members). Our network represented approximately 53% of the total U.S. theatre attendance, with some of the most modern and highly attended theatres in the industry, as measured by screens per location and attendance per screen. At December 29, 2011, the average screens per theatre in our network was 12.6 screens, 1.5 times the U.S. theatre industry average, and the aggregate annual attendance per screen of theatres included in our network during 2011 was 35,405, versus the U.S. theatre industry average attendance per indoor screen of 33,516, using metrics reported by the National Association of Theatre Owners. In addition, as of June 28, 2012, our advertising network had theatres in the largest U.S. markets, including each of the top 25 DMAs®, 49 of the top 50 DMAs®, and 181 DMAs® in total. As of December 29, 2011, approximately 73% of our screens (77% of our attendance) were located within the top 50 U.S. DMAs® and approximately 33% of our screens (39% of our attendance) were located within the top 10 U.S. DMAs®. At the end of 2011, theatres within our advertising network represented approximately 68%, 66%, and 64% of the total theatre attendance in theatres that showed national advertising in the top 10, top 25 and top 50 U.S. DMAs®, respectively and 60% for all DMAs®, providing a very attractive platform for national advertisers who want exposure in larger markets or on a national basis. We plan to continue to expand our network through the addition of new network affiliates and theatres built or acquired by existing network affiliates. In addition, under the terms of the ESAs and common unit adjustment agreement all new theatres built or acquired (subject to existing advertising sales agreements) by our founding members will become part of our network. This expansion will continue to improve our geographic coverage and enhance our ability to compete with other national advertising mediums. By the end of 2012, we expect approximately 80% of our digital screens and approximately 90% of our founding member digital screens will be connected to higher quality digital cinema projectors that will further improve the on-screen presentation for advertisers and allow us to display 3D advertising throughout our network.

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Targeted, flexible advertising medium. Our digital network technology gives us flexibility to distribute content to specific theatres or screens, geographic regions, or demographic groups based on film title, film rating category or film genre. As a result, our clients can deliver a targeted advertising message, using high quality sight, sound and motion across our entire national digital network. Further, our technology shortens distribution lead times, reduces our advertising clients’ operating costs and enables us to respond quickly to client requests to change advertising content.

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Access to a highly attractive demographic segment. We offer advertisers the ability to reach young and affluent consumers. According to a Nielsen Cinema Audience Report study conducted in the second quarter of 2011, typical movie-goers are young, with 50% between the ages of 12-34. These movie-goers are affluent, with a mean household income of over $77,000 (9% higher than the general 12-34 population average); and well-educated, with 33% of the heads of these households having a Bachelor’s degree or higher (14% greater than the general 12-34 population), according to the GfK MRI 2010 TwelvePlus Study. We believe that this demographic is highly coveted by advertisers and is far more effectively reached in cinema than in most traditional media platforms.

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Engaged theatre audience. We believe that cinema advertising benefits from the impact of the big screen, high quality visual presentation, and digital surround sound presented in an engaged, distraction-free theatre environment. Cinema advertising is one of the few media platforms that the viewer does not have the ability to skip or turn off. According to industry studies, theatre advertising is more effective than advertising shown on television as measured by unaided recall rates. A new biometric research study, “Measuring the Magic of the Movies: The Emotional Impact of Moviegoing on In-Cinema Advertising” released by us and Innerscope Research, Inc. in 2012 measured the emotional impact of cinema advertising on audiences and demonstrated that the cinema experience has a significantly positive influence on the audience’s emotional response to advertising. We believe that the impact of our on-screen advertising (representing 78% of our total advertising revenue) presentation will be further enhanced by the new digital cinema equipment currently being installed in our network theatres.

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Superior audience measurability. We receive monthly attendance information by film, by rating and by screen for all of our founding member theatres and the theatres operated by our network affiliates, which allows us to report to clients the audience size for each showing of a film and our pre-show. We also obtain third-party research that provides us with the percentage of the total attendance that is in their seats at various times prior to the advertised show time. The sharing of this information with our national clients gives us a distinct competitive advantage over traditional media platforms that are based on significant extrapolations of a very small sample of the total audience.

Since NCM, Inc.’s February 2007 IPO through June 28, 2012, the founding members have added approximately 2,100 net new screens, and 24 new network affiliate circuits with approximately 2,900 net new screens have been added to our network. The addition of network affiliate circuits has accelerated over the last 18 months as multi-year network affiliate agreements with 16 regional theatre circuits have added approximately 2,100 screens to our advertising network during 2011 through the end of the second quarter of 2012. These network affiliates had approximately 50 million annual attendees. These additions are expected to further enhance our overall national market share and enhance our geographic coverage in small and medium sized markets and is expected to improve our competitive positioning versus television and other traditional national advertising networks, as well as various advertising platforms being developed on the internet.

Scalable, State-of-the-Art Digital Content Distribution Technology

Our use of the combination of a satellite and terrestrial network technology, combined with the design and functionality of our DCS and NOC infrastructure make our network efficient and scalable and allow us to target specific audiences desired by our advertising clients and provide scheduling flexibility that is similar to advertising on television. Our proprietary DCS provides many distribution, scheduling, reporting and auditing features. We currently playback over 3.1 million digital content files per day through our DCS. Our DCS also provides the ability to electronically change advertisements from our NOC as required by advertising clients, which shortens lead times and provides increased flexibility to change messages or target specific audiences for our advertising clients. Through our separate DBN, we can distribute live programming to over 700 locations.

As of June 28, 2012, our advertising network had 18,104 digital screens, covering approximately 96% of our network attendance. In 2010, we began to connect our DCN to the higher quality digital cinema projectors being installed by our founding members and network affiliates. As of June 28, 2012, we had approximately 12,800 screens within our digital network that were connected to digital cinema projection equipment. These digital cinema projectors will provide a much higher quality 2D image and the ability to project 3D advertising on screens that are equipped with 3D technology.

Our NOC, DCS and other network software also provide us with the capability to directly monitor approximately 67,000 in-theatre network devices and 408,000 maintenance alarm technology points within our theatre network on a near real-time 24/7 basis as of December 29, 2011, providing high network reliability and timely reporting as required by our advertising clients. Given the scalability of our NOC and distribution technology, we have increased the number of devices and alarm points with minimal additional expenditures and expect to benefit from this scalability in the future as we add new theatres operated by our founding members and from existing network affiliate relationships and the addition of new network affiliate circuits. During 2010 and 2011, we also installed in select theatres a new device that we created (and have filed for a patent) to monitor sound levels in theatre auditoriums and report any variations from pre-set standards to our NOC. This provides us with an additional value proposition for our advertising clients versus TV and other competing media networks. While our network capabilities are now primarily used within the current theatre environment, we believe they could be easily adapted to other out-of-home environments.

Innovative, Branded Digital Pre-Feature Content

We believe that our digital entertainment and advertising pre-feature programs, FirstLook and FirstLook Play (whose target audience is young children), provide a high-quality entertainment experience for patrons and an effective marketing platform for advertisers. We have branded our pre-feature shows, FirstLook, to reinforce our goal of creating the “first release window” for advertising into the marketplace, similar to the way that films are released first in cinemas. We partner with leading media and entertainment companies to provide more original content for the audience and more impact for the advertiser. In fact, our research has indicated that the percentage of theatre patrons who had a negative impression of our pre-show dropped from approximately 25% in 2003 when our pre-show was launched by our predecessor to approximately 4% in 2010. We have also designed the FirstLook programs with separate local and national “pods,” consistent with the placement on television networks. In addition, in 2010 we began to produce a 3D segment of FirstLook. We believe that the ability to distribute 3D advertisements across our national network will enhance our national advertising growth in the future. Also, our relationships with leading media and entertainment companies under exclusive multi-year contractual agreements, who we refer to as our content partners, provide high quality entertainment content that is dispersed throughout the show. In addition to providing a high quality pre-show, the multi-year contracts with our content partners, our cell phone courtesy PSA and arrangements to satisfy our founding members’ on-screen marketing obligations to their beverage concessionaires provide a significant up-front revenue commitment, accounting for 31% and 29% of our total revenue for the three and six months ended June 28, 2012, respectively. According to customer research conducted by us and independent research companies, the production of a higher quality branded pre-feature program improves the entertainment experience for patrons as well as the effectiveness of the advertising message. This combined with the design of the FirstLook pre-shows and our distribution technology ensures that all advertisements end approximately at the advertised show time, which we believe will continue to result in improvements in the entertainment value and marketing effectiveness of the FirstLook and FirstLook Play pre-shows.

Integrated Marketing Products

Along with our on-screen advertising opportunities, we offer advertisers the opportunity to integrate and reinforce their on-screen advertisements with various online and mobile marketing, in-lobby and Fathom event sponsorships.

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Our online and mobile marketing products include advertisement placement on our firstlookonline.com, fathomevents.com, and movienightout.com websites and on our Movie Night Out mobile app, and throughout websites that are part of our online advertising network that as of June 28, 2012 included 42 entertainment websites (including our 100% owned sites) with approximately 52 million monthly unique visitors.

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Our in-lobby marketing programs include advertisements displayed on television or high-definition plasma screens, posters, tickets, box office coupon handouts, popcorn bags and beverage cups and on-site product sampling opportunities. According to Nielsen Media Research studies conducted during 2010, movie patrons spend, on average, approximately nine minutes in the theatre lobby (before, during and after the last movie that they saw in the theatre).

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Our Fathom events sponsorships provide companies the opportunity to associate their brand with Fathom events as part of in-theatre and online and mobile event advertising as well as during event pre-shows.

Exposing patrons to an integrated marketing campaign of online, mobile, in-lobby, Fathom events marketing products and on-screen advertising creates a consistent marketing message through multiple touch points during the entire movie-going or Fathom event experience. The marketing interaction for our clients begins when consumers choose a film or event online or on mobile devices and continues through the subsequent entertainment experience in the theatre, lobbies, and through marketing pre-shows prior to the feature film or Fathom event and extends beyond the theatre experience through subsequent online/mobile interaction. We believe that these multiple interrelations through the entire entertainment experience allows our advertisers to extend the exposure for their brands and products and create an interactive “relationship” with the consumer that is not available with broadcast or cable television or traditional display advertising. Our chief creative officer, other creative personnel and our marketing team assist advertisers in creating entertaining, fully integrated online and cinema marketing campaigns with maximum impact.

Strong Operating Margins with Limited Capital Requirements

Our annual Adjusted OIBDA margins have been consistently strong, ranging from approximately 50% to 56% over the last five years. See “Selected Historical Financial and Operating Data—Notes to the Selected Historical Financial and Operating Data” for a discussion of the calculation of Adjusted OIBDA margin and the reconciliation to operating income. In addition, our founding members and their Digital Cinema Integration Partners, LLC (“DCIP”) joint venture have invested substantial capital to deploy, expand and upgrade the network equipment within their theatres including the recent deployment of the higher quality digital cinema equipment. Due to the network equipment investments made by our founding members and DCIP joint venture in new and acquired theatres and the requirements in the ESAs to make future investments for equipment replacements and the scalable nature of our NOC and other infrastructure, we do not expect to make major capital investments to grow our operations as our network of theatres expands. We are in the process of integrating our DCS with the new digital cinema projection equipment being installed by our founding members and certain network affiliates. While this integration is not expected to increase our capital expenditures significantly, we will be contributing to a portion of the increased operating expenses associated with the higher quality digital cinema equipment primarily associated with maintenance and higher cost projector bulbs used by that new digital cinema equipment. As we believe that there will be opportunities to increase our advertising and Fathom revenue through access to these higher quality digital cinema projectors, we do not anticipate that the higher operating costs will negatively impact our OIBDA growth. The combination of our strong operating margins and our limited capital expenditures, ranging from approximately 2% to 5% of revenues over the last five years, has allowed us to generate significant unlevered free cash flow (defined as operating income (or loss) before depreciation and amortization expense and minus capital expenditures) before distributions to NCM LLC’s owners. For the year ended December 29, 2011, our capital expenditures were $13.7 million, of which $4.4 million related to investments in network equipment to add new network affiliate theatres. We believe our expected level of unlevered free cash flow generation should provide us with the strategic and financial flexibility to pursue growth opportunities.

Our Strategy

We believe that the digital evolution of the media business coupled with our unique asset base and management competencies will provide us with an opportunity to become a new breed of powerful national digital media network that will gain market share within the broader media marketplace. Our primary strategic initiatives are to:

Expand and Improve the Quality of Our Theatre Network

Expanding our Geographic Coverage and National Reach. We continue to expand the reach and geographic coverage of our national digital network by connecting additional theatres to our network that our founding members buy or build and by establishing additional network affiliate agreements with other theatre circuits. The ESAs require that all founding members’ new or acquired theatres be added to our network in return for the issuance of new NCM LLC units. Our strategy is to continue to expand our theatre network through the acquisition and new construction activities of our founding members and by creating new relationships with new regionally located network affiliates with theatres in smaller markets where we do not currently have significant market coverage. By increasing our advertising reach and broadening our geographic coverage, we believe we will be better able to compete with other traditional national media platforms such as television networks and new emerging advertising platforms distributed over the internet and mobile devices.

Improve the Technical Quality and Content Presentation of Our Network

In 2009, we began the transition of our production capabilities to the new digital cinema platform, including the ability to distribute and display 3D advertising and events. The industry rollout of the digital cinema equipment for feature films began to accelerate in 2010 when the DCIP financing was completed by our three founding member theatre circuits. In order to provide for the connection of the new higher quality digital cinema equipment to our advertising and Fathom networks, we agreed to an amendment of the ESAs that will increase our founding member theatre access fee over time as the digital cinema system is connected to our advertising network. These new systems will not only provide higher quality 2D images, they will also give us the capability to provide 3D advertising and 3D live and pre-recorded events. In 2010 we launched a 3D advertising pod within the FirstLook pre-show and in 2011 began to roll-out the ability to distribute 3D ads digitally across our network. It is expected that by the end of 2012, approximately 80% of our digital screens and approximately 90% of our founding member digital screens will be equipped with the new digital cinema equipment. As of June 28, 2012, we had approximately 12,800 screens, representing approximately 68% of our network, within our digital network that were connected to digital cinema projection equipment. In addition to the digital cinema integration, we have also developed and deployed a patent pending sound monitoring device that captures sound levels in certain auditorium and enables us to monitor them electronically from our NOC. This innovation provides sound level data that is measured at the point of consumer consumption, which is a unique service we offer to our advertisers. We are also continually upgrading our DCS distribution software to provide more effective targeting of advertisements toward specific theatre audiences.

Expand Our Advertising Client Base

National advertising. We intend to increase our market share of U.S. advertising spending and our advertising inventory utilization by expanding our relationships with existing advertising clients and by broadening our advertising client base for new client categories and by expanding the number of clients in categories that are already utilizing our network. Our national sales team has been successful in this effort, as during 2010 and 2011, we added 51 and 31 first-time clients, respectively and added nine and five additional clients, respectively that had not advertised with us since our IPO, which clients include categories such as computer hardware, credit cards, home video equipment, insurance underwriters, military, movie studios, office supply and quick serve restaurants (“QSR”). We expanded our client base by approximately 44% over the past two years from the number of clients that have done business with us since 2006 through 2009. Despite this growth, we believe there are still thousands of clients that currently advertise on television that do not use our network. For instance, our share of spending by clients in the QSR, CPG and retailer categories, among other categories, is relatively low compared to television. In addition to the continued expansion of our network, we are aggressively marketing and selling the positive attributes of our network relative to other mediums, including a unique integrated marketing product that bundles our in-theatre, online/mobile and Fathom events sponsorship platforms. We believe that over time, these tactics will help increase our market share of spending by more clients and client categories. We also believe that our ability to attract new clients will be enhanced as we expand our capabilities to distribute 3D advertisements as we increase the number of digital cinema projectors in our network.

Local advertising. In addition to continuing to add high quality local salespeople to properly cover the expanding number of screens in our network, we have also added regional sales positions to focus exclusively on larger local clients, such as car dealer associations, state lotteries and insurance companies, that operate across an entire DMA®, multiple DMAs® or states. This strategy has proven successful, and we are now expanding this effort to other client categories, including QSR, casual dining and tourism. We continue to increase the amount of local advertising sold in our pre-feature show and have begun to more aggressively market and sell our local advertising inventory. We have also utilized direct marketing campaigns to businesses within a specified radius of our network theatres, with positive results. These campaigns are often combined with theatre lobby promotions and onscreen advertising. Due to the relatively low percentage of local advertising inventory sold today in many of our theatres, we believe that a growth opportunity exists for our local and regional business. We have also benefited from our efforts to reduce local salesperson attrition, providing balanced commissions and benefit packages and training and other corporate support.

Expand Our Internet/Mobile Platform

Advertising clients are increasingly seeking new ways to create integrated marketing solutions across multiple digital platforms. By bundling our in-theatre marketing products with online and mobile inventory provided by our consumer websites firstlookonline.com, fathomevents.com, movienightout.com, our mobile app Movie Night Out and the 42 entertainment websites (including our 100% owned sites) that are part of our online advertising network, we allow clients to benefit from a bundle of digital marketing products focused on the entertainment consumer. Our online advertising network, launched in 2009, and our Movie Night Out mobile app, launched in 2010, create an entertainment focused advertising network that provides smaller entertainment websites access to our national and local sales force as well as rich media widgets and other content created by our media production group. As of August 15, 2012, our Movie Night Out app had nearly 1.5 million downloads. This continued increase in the number of Movie Night Out downloads and expansion of session length, along with the early 2012 launch of a companion app that will allow on-screen ads to engage movie-goers’ smart phones, which we expect will provide a unique integrated marketing tool for our clients that can be bundled with our on-screen and lobby marketing products.

Restructure Our Fathom Events to Focus on the Consumer Division

During early 2012, we restructured Fathom events to place more focus on the Fathom Consumer division. Based on historical and expected future trends, we believe the Fathom Consumer division has greater future growth prospects and is more aligned with the movie exhibition business and our strategy of becoming a more powerful digital media platform. With an increased focus on our Fathom Consumer division we will continue to expand the geographic reach of our Fathom live 2D and 3D events distribution network and improve its technical capabilities by connecting it to higher quality digital cinema projectors. This will allow us to compete more effectively with other national media networks for entertainment content and consumer attention. All of our digital screens have the capability to receive and project pre-recorded content and in many locations, provide for live 3D distribution. As of June 28, 2012, we had over 700 live DBN locations with over 1,000 screens and approximately 258,000 seats in 98 of the top 100 DMAs®, and 170 DMAs® in total. Our live programming capabilities have helped us successfully negotiate multi-event agreements with the Metropolitan Opera and the LA Philharmonic, while our 3D technology allowed us to secure the 2010 World Cup Soccer final matches and the 2011 Wimbledon finals. We expect to leverage our expanding broadcast and 3D capabilities to attract more high quality sporting, concert and other programming as our 3D capabilities provide a new and different experience versus television. As our scale expands, we may invest more heavily in marketing personnel and more robust event marketing to support our consumer programming. We have also begun to market and sell event sponsorships to provide event production funding, cross-marketing opportunities and incremental revenue.

Upgrade Our Advertising Sales and Inventory Management Systems

We are currently upgrading and improving our advertising sales and inventory management systems. We believe that these improvements should enable us to more promptly respond to client requests for proposals, help provide real-time access to pricing and availability information that allows us to manage our inventory and CPMs more efficiently, improve our data analysis and reporting and more effectively manage a larger network as we add network affiliates and additional theatres acquired or built by our founding members.

Company History

NCM LLC was formed on March 29, 2005, by AMC and Regal as a joint venture that combined the cinema advertising and Fathom events operations of Regal’s subsidiary, RCM, and the cinema advertising operations of AMC’s subsidiary, NCN. On July 15, 2005, Cinemark joined NCM LLC as a founding member and by May 2006, all of Cinemark’s digital screens were connected to our DCN. After joining NCM LLC, AMC acquired Loews in 2006 and Cinemark acquired Century Theatres in 2006.

NCM, Inc.’s Initial Public Offering and Secondary Offering by AMC and Regal

On February 13, 2007, NCM, Inc. completed its IPO. As a result of the IPO and related restructuring transactions, NCM, Inc. became a member and the sole manager of NCM LLC by acquiring 44.8% of the common membership units of NCM LLC and NCM, Inc. became 100% owned by the public (including management). In connection with the completion of NCM, Inc.’s IPO, our agreements with our founding members, including the ESAs and the NCM LLC operating agreement, were amended and restated and we used $686.3 million of the proceeds received in the IPO to pay our founding members for their agreeing to modify NCM LLC’s payment obligations under the ESAs. Additionally, a recapitalization of NCM LLC was completed. The recapitalization involved a split in the number of NCM LLC common membership units, a non-cash recapitalization by NCM LLC into common and preferred membership units and the redemption of all preferred membership units by NCM LLC at an aggregate price of $769.5 million. Also, our existing senior secured credit facility was put into place.

The NCM LLC operating agreement provides a redemption right of the founding members to exchange common membership units of NCM LLC for shares of NCM, Inc. common stock on a one-for-one basis, or at NCM, Inc.’s option, a cash payment equal to the market price of one share of NCM, Inc. common stock. During the third quarter of 2010 in connection with the public offering of NCM, Inc. common stock by AMC and Regal, AMC and Regal exercised the redemption right of an aggregate 10,955,471 common membership units. In connection with such redemption, AMC and Regal surrendered 6,655,193 and 4,300,278 common membership units to NCM LLC for cancellation, respectively. NCM, Inc. contributed an aggregate 10,955,471 shares of its common stock to NCM LLC in exchange for a like number of newly issued common membership units. NCM LLC then distributed the shares of common stock to AMC and Regal to complete the redemptions. Subsequent to the completion of the offering, NCM, Inc.’s ownership in NCM LLC increased to 48.2%.

Theatre Additions to Our Networks Subsequent to NCM, Inc.’s Initial Public Offering

In accordance with our contractual agreements with our founding members, subsequent to NCM, Inc.’s IPO, as of June 28, 2012, 16,636,096 net additional NCM LLC units have been issued to the founding members related to the addition of approximately 77 million net attendees to our network from the net effect of new builds, acquisitions and theatre disposals, including Cinemark’s acquisition of Muvico in 2009, Regal’s acquisition of Consolidated Theatres in 2008 and AMC’s and Regal’s acquisition of certain theatres owned by Kerasotes Showplace Theatres in 2010. As of June 28, 2012, NCM, Inc. owned 48.6% of NCM LLC. In addition to the growth of our network from new founding member attendees, our network also included over 83 million attendees for 2011 through our exclusive network affiliate agreements with certain third-party theatre circuits, which expire at various dates.

NCM LLC’s Founding Members

Regal Entertainment Group

Regal operates the largest theatre circuit in the U.S. based on total number of screens. As of December 29, 2011, Regal operated 527 theatres with a total of 6,614 screens, all of which are located in the U.S. For the fiscal year ended December 29, 2011, Regal’s theatres had total attendance of over 211.9 million and Regal reported total revenue of approximately $2.7 billion.

On April 30, 2008, Regal acquired Consolidated Theatres and NCM LLC issued common membership units to Regal upon the closing of its acquisition in exchange for the right to exclusive access to the theatres. The Consolidated Theatres had a pre-existing advertising agreement and, as a result, Regal made “integration” payments pursuant to the ESAs on a quarterly basis in arrears through the second quarter of 2011 in accordance with certain run-out provisions.

AMC Entertainment Inc.

AMC is the second largest theatre circuit in the U.S. based on total number of screens. As of December 29, 2011, AMC owned, operated or held interests in 347 theatres with a total of 5,048 screens globally, with approximately 96%, or 4,826, of its screens in the U.S. (including AMC Loews). For the twelve months ended December 29, 2011, AMC’s theatres had total worldwide attendance of over 192 million and AMC had revenue of $2.5 billion.

Cinemark, Inc.

Cinemark is the third largest theatre circuit in the U.S. based on total number of screens. As of December 31, 2011, Cinemark operated 456 theatres with a total of 5,152 screens globally, with approximately 75%, or 3,878, of its screens in the U.S. For the twelve months ended December 31, 2011, Cinemark’s theatres had total worldwide attendance of over 247 million and reported total revenue of $2.3 billion.

Agreements with Our Founding Members

Exhibitor Services Agreements

NCM LLC has been the exclusive provider of in-theatre advertising (subject to certain pre-existing contractual obligations for on-screen advertising and other limited exceptions for the benefit of the founding members) in the founding members’ theatres pursuant to agreements entered into with AMC and Regal in March 2005 and with Cinemark in July 2005.

In connection with the completion of NCM, Inc.’s IPO, we entered into amended and restated ESAs with our founding members. Key provisions of the agreements include:

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a term of 30 years beginning February 13, 2007 (the term relating to Fathom events is initially five years with provisions for automatic renewal if certain financial performance conditions are met for additional five year terms through the 30 year initial term; the financial performance conditions for the Fathom Consumer entertainment programming part of Fathom events were met and thus our rights have been extended for a second five year term through the end of fiscal 2016, while the financial performance conditions for the Fathom Business divisions were not met and certain of the rights and obligations associated with that part of the Fathom business were transferred back to the founding member circuits);

•	a five-year right of first refusal (except for the Fathom Business and Consumer divisions), which begins one year prior to the end of the term of the ESA;

•	exclusive rights to provide advertising for the founding members’ theatres subject to the founding members’ rights to do the following on a limited basis:

•	promote activities associated with theatre operations on screen, on the LEN and in the lobby (including on additional video screens in theatre lobbies); and

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promote, on the LEN and in theatre lobbies only, certain non-exclusive cross-marketing arrangements with third parties entered into by the founding members which are designed to promote the theatres and the movie-going experience to increase attendance and revenue;

•	payment of a monthly theatre access fee to the founding members;

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a right for the founding members to purchase up to 90 seconds of on-screen advertising time during the pre-feature program at a specified rate (intended to initially approximate a market rate with annual increases of 8% in year one and two and 6% in years three and four and market increases thereafter); this time, which was 60 seconds for 2011, satisfies the founding members’ obligation to provide certain on-screen advertising to their beverage concessionaires pursuant to their beverage concessionaire agreements;

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requires founding members to make available to NCM LLC all acquired and newly constructed theatres for connection to the DCN, less the effect of any closed (prior to the expiration of their existing lease term) or sold theatres in exchange for newly issued NCM LLC units;

•	primary responsibility of the founding members to install network equipment in newly built theatres and to ensure that 90% of screens owned by founding members are digital; and

•	primary responsibility of NCM LLC to obtain, repair, maintain and replace the equipment not included in or on the theatre necessary to operate the DCN.

In October 2010, we agreed to an amendment of the ESAs to allow for the connection of our national advertising and Fathom events networks to the founding members’ new, higher quality digital projection systems. These new systems will not only provide higher quality 2D images, they will also provide the capability to project 3D advertising and 3D live and pre-recorded events. Under these amendments, the founding members must connect to the DCN any theatre screen that they choose to convert to a digital projection system. The founding member will be responsible for purchasing, installing and maintaining the digital cinema equipment, and we will no longer be obligated to maintain or repair the lower-resolution projection equipment that has been replaced by the digital cinema equipment, however we will still maintain the remainder of the related DCN equipment. In addition, we will have the right, in any theatre auditorium capable of exhibiting 3D movies, to exhibit 3D advertising and, subject to additional conditions, programming services. We have agreed to pay the founding members an additional monthly theatre access fee for each theatre screen that has been converted to digital cinema equipment. It is expected that by the end of 2012, approximately 80% of our total digital screens and approximately 90% of our founding member digital screens will be equipped with the new digital cinema equipment and are expected to provide an enhanced digital cinema presentation.

In connection with the issuance of the original notes, NCM LLC amended each of the ESAs with the founding members to permit a security interest in the ESAs under the security documents related to the offering of the notes.

Intellectual Property Rights

We have been granted a perpetual, royalty-free license from our founding members to use certain proprietary software for the delivery of digital advertising and other content through our DCN to screens in the U.S. We have made improvements to this software since NCM, Inc.’s IPO date and we own those improvements, except for improvements that were developed jointly by us and the founding members.

We also have licensed intellectual property that is the subject of several U.S. patent applications relating to scheduling in-theatre advertising and digital content as well as matters relating to digital projector automation. These licenses are governed by the pre-IPO license agreement between NCM LLC and the founding members.

We have secured U.S. trademark registrations for NCM, National CineMedia and NCM Media Networks and have applied for several others. It is our practice to defend our trademarks and other intellectual property rights, including the associated goodwill, from infringement by others. We are aware that other persons or entities may use names and marks containing variations of our registered trademarks and other marks and trade names. Potentially, claims alleging infringement of intellectual property rights, such as trademark infringement, could be brought against us by the users of those other names and marks. If any such infringement claim were to prove successful in preventing us from either using or prohibiting a competitor’s use of our registered trademarks or other marks or trade names then our ability to build brand identity could be negatively impacted.

Customers

Advertising Customers. Our advertising business has a diverse customer base, consisting of national and local advertisers. As of December 29, 2011, we had displayed advertising since 2006 with 316 national advertisers across a wide variety of industries. During the year ended December 29, 2011, we derived 69.3% of our advertising revenue from national clients (including advertising agencies that represent our clients), 9.8% from founding member beverage agreements and 20.9% from our relationships with thousands of local advertisers across the country (including advertising agencies that represent these clients).

Each of our founding members has a relationship with a beverage concessionaire under which it is obligated to provide on-screen advertising time as part of its agreement to purchase syrup. During 2011, we provided 60 seconds of on-screen advertising time to our founding members. The ESAs provide for the founding members to purchase this on-screen advertising time at a rate (intended to approximate a market rate) that is provided in the ESA. During 2011, the beverage concessionaire revenue was 8.7% of our total revenue.

Content Partners and Cell Phone PSAs. We have multi-year contractual relationships that provide entertainment content segments in the FirstLook program and minimum annual advertising spending commitments with several entertainment and media companies. These agreements require that the content partners will provide non-commercial content segments that are entertaining, informative or educational in nature and will purchase a specified dollar amount of advertising at a specified CPM over a two-year period with options to renew, exercisable at the content partner’s option. We also have an exclusive cell phone courtesy PSA reminding moviegoers to silence their cell phones and refrain from texting during feature films. During 2011, the total advertising purchased by these content partners and cell phone PSAs represented 19.5% of our total revenues.

Competition

Our advertising business competes in the estimated $174 billion U.S. advertising industry with many other forms of marketing media, including television, radio, print media, internet and outdoor display advertising. While cinema advertising represents a small portion of the advertising industry today, we believe it is well positioned to capitalize on the shift of advertising spending away from traditional mass media to more targeted and effective forms of digital media. As the number of digital media platforms continues to increase, the ability to target narrow consumer demographics and to provide measurable third-party marketing information has become increasingly important. We believe that proliferation of digital technology enabling improved data collection may increase advertisers’ demand for digital advertising platforms and that cinema advertising is well positioned to benefit from these broad market trends.

Through the visual quality and impact of the big screen and surround sound, we are able to display high impact advertising impressions to our audiences. According to Nielsen IAG Research, various cinema advertising has generated ad recall up to four times greater than the same advertising shown on television. Given the scale and technical capabilities of our digital network, we are able to tailor our advertising programs with more flexibility and to a broader audience than other cinema advertising companies, providing a more entertaining consumer experience and a more effective advertising platform for advertisers. We also believe that as online and mobile video platforms expand with the proliferation of viewing devices, such as tablets, video programming will become more fragmented and the national reach and high quality presentation of our network will become more valuable to marketers.

Our advertising business also competes with other providers of cinema advertising, which vary substantially in size. As the largest provider of cinema advertising in the U.S., we believe that we are able to generate economies of scale, operating efficiencies and enhanced opportunities for our clients to access a national and local audience as well as allowing us to better compete with television and other national advertising networks.

Our Fathom Consumer entertainment programming business competes with other broadcast and cable networks, large-scale public venues, including concert halls and other public meeting venues, and cable, broadcast and on-demand television events. We believe that the combination of our national theatre network, geographic distribution and high quality sight and sound presentation offers content owners and sponsors an effective venue for live and pre-recorded events such as music, sporting and other entertainment events.

Our Fathom Business division competed with a number of venues including hotels, conference facilities, restaurants, arenas and other convention properties, as well as virtual meetings hosted online and across private teleconferencing networks. In addition, we offered clients the ability to combine a movie or Fathom event with the meeting.

Seasonality

Our revenue and operating results are seasonal in nature, coinciding with the timing of marketing expenditures by our advertising clients and to a lesser extent the attendance patterns within the film exhibition industry as well as the timing and the number of Fathom Events. Both advertising expenditures and theatre attendance tend to be higher during the second, third, and fourth fiscal quarters. Advertising revenue is primarily correlated with new product releases, advertising client marketing priorities and economic cycles and to a lesser extent theatre attendance levels. The actual quarterly results for each quarter could differ materially depending on these factors or other risks and uncertainties. Based on our historical experience, our first quarter typically has less revenue than the other quarters of a given year due primarily to lower advertising client demand and lower theatre industry attendance levels. Accordingly, there can be no assurances that seasonal variations will not materially affect our results of operations in the future. The following table reflects the quarterly percentage of total revenue for the fiscal years ended 2009, 2010 and 2011.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2009	19.3%	24.4%	25.1%	31.2%
FY 2010	19.8%	23.2%	29.4%	27.6%
FY 2011	16.3%	26.2%	31.2%	26.3%

Employees

We employed 640 people as of December 29, 2011, which includes employees in our Centennial, Colorado headquarters, people employed in our advertising sales offices in New York, Los Angeles and Chicago, our software development office in Minneapolis and local advertising account executives and field maintenance technicians that work primarily from their homes throughout the U.S. Five of the 640 employees were employed by NCM, Inc. and the expense for these employees was reimbursed to NCM LLC. None of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Government Regulation

Currently, we are not subject to regulations specific to the sale and distribution of cinema advertising that we need to comply with in our operations. We are subject to federal, state and local laws that govern businesses generally such as wage and hour and worker compensation laws.

Properties

Information with respect to our corporate headquarters and regional offices is presented below as of December 29, 2011. We own no material real property. We believe that all of our present facilities are adequate for our current needs and that additional space is available for future expansion on acceptable terms.

Location	Facility	Size
Centennial, CO(1)	Headquarters (including the network operations center)	79,433 sq. ft.

Chicago, IL(2)	Additional headquarters space	12,881 sq. ft.

New York, NY(3)	Regional Office	3,242 sq. ft.

Los Angeles, CA(4)	Regional Office	16,186 sq. ft.

Minneapolis, MN(5)	Regional Office	6,062 sq. ft.

Newport Beach, CA(6)	Regional Office	5,926 sq. ft.

(1)	This facility is leased through June 30, 2021.
(2)	This facility is leased through September 30, 2014.
(3)	This facility is leased through April 30, 2017.
(4)	This facility is leased through November 30, 2019.
(5)	This facility is leased through February 29, 2015.
(6)	This facility is leased through April 30, 2016.

Legal Proceedings

We are sometimes involved in legal proceedings arising in the ordinary course of business. We are not aware of any litigation currently pending that would have a material adverse effect on our operating results or financial condition.

Management

We do not have executive officers or directors. Instead, we are managed by the board of directors of our manager, NCM, Inc., and the executive officers of our manager perform all of our management functions pursuant to our operating agreement and the management services agreement between us and NCM, Inc. As a result, the executive officers of our manager are essentially our executive officers, and their compensation is administered by our manager. This disclosure below is, therefore, focused on the directors and executive officers of our manager, NCM, Inc.

Board Composition

NCM, Inc.’s board of directors currently consists of ten directors. Under the director designation agreement dated as of February 13, 2007, each of our founding members—AMC, Cinemark and Regal—is permitted to appoint or designate up to two persons for nomination to election on NCM, Inc.’s board of directors under the terms set forth in the agreement, one of which must qualify as “independent” as required by the rules promulgated by the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and by the Nasdaq Stock Market, or Nasdaq. See “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Director Designation Agreement.” The designees pursuant to this agreement for AMC were Edward H. Meyer and Gerardo I. Lopez; for Cinemark were James R. Holland, Jr. and Lee Roy Mitchell; and for Regal were Stephen L. Lanning and Amy E. Miles. There have been no material changes to the procedures by which security holders may recommend nominees to NCM, Inc.’s board of directors.

NCM, Inc.’s bylaws provide that directors are divided into three classes, designated as Class I, Class II and Class III. The members of each class serve for staggered three-year terms. The Class I directors were re-elected in 2011, the Class II directors were re-elected in 2009 and the Class III directors were re-elected in 2010, in each case, for a three-year term, respectively. In 2012, the Class II directors are up for re-election to serve until NCM, Inc.’s 2015 Annual Meeting of Stockholders, and until their respective successors are duly elected and qualified.

NCM, Inc.’s board of directors has determined that Lawrence A. Goodman, David R. Haas, James R. Holland, Jr., Stephen L. Lanning, Edward H. Meyer and Scott N. Schneider, all current directors, qualify as “independent” directors under the rules promulgated by the SEC under the Exchange Act, and by the Nasdaq.

Shown below are the names and ages, as of June 28, 2012, of the ten members of NCM, Inc.’s board of directors.

Name	Age	Position
Kurt C. Hall	53	President, Chief Executive Officer and Chairman (Class I)
Lawrence A. Goodman	58	Director (Class I)
David R. Haas	70	Director (Class II)
James R. Holland, Jr.	68	Director (Class II)
Stephen L. Lanning	58	Director (Class II)
Gerardo I. Lopez	53	Director (Class III)
Edward H. Meyer	85	Director (Class II)
Amy E. Miles	45	Director (Class III)
Lee Roy Mitchell	75	Director (Class III)
Scott N. Schneider	54	Director (Class I)

Set forth below is a brief description of the business experience of each of the individuals who currently serves on NCM, Inc.’s board, including their directorships at public companies held at any time during the past five years, if applicable, and their involvement in certain legal proceedings during the past 10 years, if applicable. In addition, we have included information about each director’s specific experience, qualifications, attributes or skills that led the board to conclude that the director should serve as a director of NCM, Inc. at the present time, in light of NCM, Inc.’s business and corporate structure.

Kurt C. Hall. Mr. Hall was appointed President, Chief Executive Officer and Chairman of NCM, Inc. in February 2007 and held those same positions with NCM LLC since March 2005. He has also served as Chairman, President and Chief Executive Officer of NCM, Inc. since October 2006. Prior to his current position, from May 2002 to May 2005, Mr. Hall served as Co-Chairman and Co-Chief Executive Officer of Regal Entertainment Group and President and Chief Executive Officer of its media subsidiary Regal CineMedia Corporation. Since 1988, Mr. Hall has held various executive positions with United Artists Theatre Company, and its predecessor companies, including CFO and then CEO prior to it becoming part of Regal Entertainment Group in 2002. Mr. Hall served on the board of directors of IdeaCast, Inc. and on its compensation committee from 2007 until 2009. In 2009, upon the restructuring of IdeaCast, Inc. and the merger of certain assets into RMG Networks, Inc. Mr. Hall joined the board of directors of RMG and serves as a member of its compensation committee.

Mr. Hall has contributed significantly to the founding and development of NCM, Inc. since its inception. He has extensive experience in the theatre exhibitor business and is familiar with all aspects of NCM, Inc., including its management, operations and financial requirements and brings exceptional leadership and financial skills to NCM, Inc. Mr. Hall’s extensive theatre operating and finance experience provides insight and continuity in its strategic, operational and financial management.

Lawrence A. Goodman. Mr. Goodman has been a director and chairman of the Compensation Committee of NCM, Inc. since February 2007. Mr. Goodman founded White Mountain Media, a media consulting company, in July 2004 and has served as its president since inception. From July 2003 to July 2004, Mr. Goodman was retired. From March 1995 to July 2003, Mr. Goodman was the President of Sales and Marketing for CNN, a division of Turner Broadcasting System, Inc. Mr. Goodman currently serves as a director of Sagacity Media and formerly served on the board of Authenticlick, Inc., which are both privately held.

Mr. Goodman’s extensive background in the media industry allows him to provide media sales and marketing advice to NCM, Inc.’s management and board. Mr. Goodman brings significant business experience to provide strategies and solutions to address the complex compensation environment of the media business that is required to appropriately compensate and motivate our sales personnel and executives.

David R. Haas. Mr. Haas has served as a director and chairman of the Audit Committee of NCM, Inc. since February 2007. He has been a private investor and financial consultant since January 1995. Mr. Haas was a Senior Vice President and Controller for Time Warner, Inc. from January 1990 through December 1994. Mr. Haas served as a director and chair of the audit committee of Armor Holdings, Inc. until July 2007.

Mr. Haas’ experience as a former high-ranking financial executive in a media company qualifies him to serve on the board of directors, as chairman of NCM, Inc.’s Audit Committee and to provide guidance to our internal audit function and financial advice to NCM, Inc.’s board. In addition, Mr. Haas’ previous experience serving on several public company boards and audit committees has provided him a broad based understanding of financial risks and compliance expertise.

James R. Holland, Jr. Mr. Holland has served as lead director of NCM, Inc. since February 2007. He has been the President and Chief Executive Officer of Unity Hunt, Inc., a diversified holding company, since September 1991, and is currently Chairman of the Board and also serves on its executive committee. He also serves as Chairman of the Board of Texas Capital Bancshares, Inc., serves as director of Placid Holding Co. and serves as Chairman of the Board of directors and on the audit and compensation committees of Hunt Midwest Enterprises, Inc.

Mr. Holland has demonstrated leadership abilities and extensive knowledge of complex financial and operational issues facing public companies. In addition, his experience as a board and audit committee member and as chief executive officer of various companies, as well as his financial expertise, brings necessary skills and viewpoints to the board.

Stephen L. Lanning. Mr. Lanning has served as a director and chairman of the Nominating and Governance Committee of NCM, Inc. since February 2007. Prior to his retirement in 2009, he served with URS Corp. EG&G Division from 2006 to 2009 as an independent consultant and Director of Space and Information Operations Strategic Business Element. Mr. Lanning served in the United States Air Force from 1977 until 2006 when he retired as a Brigadier General. From 2005 to 2006, Mr. Lanning was the Director, Logistics and Warfighting Integration, and Chief Information Officer for the United States Air Force Space Command. Mr. Lanning was a Principal Director of the Defense Information Systems Agency from 2002 to 2005.

Mr. Lanning has significant experience in technology, operational leadership and policy development combined with his drive for innovation and excellence, which positions him well to serve as NCM, Inc.’s governance committee chairman. Mr. Lanning’s background allows him to share best practices with NCM, Inc.’s board of directors. His years of serving in the military have given him valuable knowledge and perspective.

Gerardo I. Lopez. Mr. Lopez has served as a director of NCM, Inc. since April 2009. Mr. Lopez is Chief Executive Officer and President of AMC Entertainment Holdings, Inc., Marquee Holdings Inc., and AMC Entertainment Inc. He has served as Chief Executive Officer and President since March 2009, when he was also elected to AMC’s board of directors. Prior to joining AMC, Mr. Lopez served as executive vice president of Starbucks Coffee Company and president of its Global Consumer Products, Seattle’s Best Coffee and Foodservice divisions from September 2004 to March 2009. Prior thereto, Mr. Lopez served as president at Handleman Entertainment Resources from November 2001 to September 2004. Mr. Lopez serves on the boards of AMC, National Association of Theatre Owners, Digital Cinema Implementation Partners, LLC and REI, Inc. and previously served on the boards of TXU Corporation and Safeco Insurance.

Mr. Lopez’s education and experience in business and finance allows him to provide the board significant strategic, managerial and operational expertise. Mr. Lopez has held positions at the most senior level of public companies and is able to draw upon over 25 years of business experience, allowing him to bring a variety of perspectives to NCM, Inc. Since Mr. Lopez is a board designee for one of our founding members, he brings to the board the perspective of a major stakeholder.

Edward H. Meyer. Mr. Meyer has served as a director of NCM, Inc. since February 2007. Mr. Meyer founded Ocean Road Advisors, Inc., an investment management company, in January 2007, and currently serves as its Chairman and Chief Executive Officer. He was Chairman, Chief Executive Officer and President of advertising agency Grey Global Group, Inc. from 1972 to December 2006. Mr. Meyer also serves as a director and member of the compensation committee of Harman International Industries, Inc. and director and member of the compensation committee of Retail Opportunity Investments Corp., as well as various privately held organizations.

Mr. Meyer’s senior executive positions in advertising and investment management give him the experience to critically review the various business considerations necessary to run a business such as ours. Mr. Meyer is able to offer the board sound business and financial strategies. This, combined with his many years of experience, makes him a valued contributor to NCM, Inc.

Amy E. Miles. Ms. Miles has served as a director of NCM, Inc. since June 2011. Ms. Miles has served as a director and Chief Executive Officer of Regal since June 2009. Ms. Miles previously served as Regal’s Executive Vice President, Chief Financial Officer and Treasurer from March 2002 through June 2009 and in various executive roles at Regal Cinemas, Inc., Regal’s wholly owned subsidiary. Ms. Miles was a Senior Manager with Deloitte & Touche LLP from 1998 to 1999 and was with PricewaterhouseCoopers, LLP from 1989 to 1998.

Ms. Miles has a demonstrated ability at the most senior level of a public company in the theatre industry, which gives her the ability to understand the role of the board as well as NCM, Inc. and its operations. Since Ms. Miles is a board designee for one of our founding members, she brings to the board the perspective of a major stakeholder.

Lee Roy Mitchell. Mr. Mitchell has served as a director of NCM, Inc. since October 2006. Mr. Mitchell has served as Chairman of the board of Cinemark USA, Inc. since March 1996 and as a Director since its inception in 1987 and Chief Executive Officer of Cinemark USA, Inc. until December 2006. Mr. Mitchell serves on the boards of Cinemark Holdings, Inc. and National Association of Theatre Owners. In addition, Mr. Mitchell serves as a director and member of the compensation committee of Texas Capital Bancshares, Inc.

Mr. Mitchell has over four decades of first-hand experience in the theatre industry and brings important theatre industry experience and institutional knowledge to the board. Mr. Mitchell’s experience enables him to share with the board suggestions about how similarly situated companies effectively assess and undertake business considerations and opportunities. Since Mr. Mitchell is a board designee for one of our founding members, he brings to the board the perspective of a major stakeholder.

Scott N. Schneider. Mr. Schneider has been a director of NCM, Inc. since February 2007. Mr. Schneider became the Chief Executive Officer of AHC LLC, a financial consulting and advisory firm in October 2009. He served as Operating Partner and Chairman, Media and Communications, of Diamond Castle Holdings, LP, a private equity firm, from January 2005 to September 2009. From 2001 to 2004, Mr. Schneider served in various senior executive capacities including President, Chief Operating Officer and Vice Chairman of the Board of Citizens Communications Company. Mr. Schneider formerly served as a director of Centennial Communications Corp., Bonten Media Group, LLC and PRC, LLC. While he was serving as director, PRC, LLC filed bankruptcy proceedings in January 2008. At the request of new management to assist in evaluating financial conditions and operations, Mr. Schneider joined the board of Adelphia Communications for a one-month period prior to its bankruptcy proceedings, which were filed on June 25, 2002. Mr. Schneider resigned from the board of Adelphia Communications prior to any final determination with respect to the bankruptcy proceedings.

Mr. Schneider’s extensive experience in senior leadership positions at several public and private media companies makes him well suited to understand and advise the board on complex managerial, strategic and financial considerations. He has a strong knowledge of the nuances of financial markets and is able to provide a variety of perspectives on financial and operational issues as well as provide guidance to assist NCM, Inc. with its public communications.

Audit Committee

NCM, Inc. has a standing Audit Committee of the board of directors. For NCM, Inc.’s 2011 fiscal year, the Audit Committee consisted of David R. Haas (chairman), James R. Holland, Jr. and Scott N. Schneider. Each of the committee members was “independent” as required by the rules promulgated by the SEC under the Exchange Act, and by Nasdaq. Each of them also meets the financial literacy requirements of Nasdaq. NCM, Inc.’s board of directors has determined that Mr. Haas qualifies as an “audit committee financial expert” as defined in the federal securities laws and regulations.

Executive Officers

Shown below are the names, ages as of June 28, 2012, and current positions of the executive officers of NCM, Inc. There are no family relationships between any of the persons listed below, or between any of such persons and any of the directors of NCM, Inc. or any persons nominated or chosen by NCM, Inc. to become a director or executive officer of NCM, Inc.

Name	Age	Position
Kurt C. Hall	53	President, Chief Executive Officer and Chairman
Clifford E. Marks	50	President of Sales and Marketing
Gary W. Ferrera	50	Executive Vice President and Chief Financial Officer
Ralph E. Hardy	61	Executive Vice President and General Counsel
Earl B. Weihe	63	Executive Vice President and Chief Operations Officer

Set forth below is a brief description of each of the individuals who, in addition to Mr. Hall, whose business experience is set forth above under the heading “Board composition,” currently serve as NCM, Inc.’s executive officers.

Clifford E. Marks. Mr. Marks was appointed NCM, Inc.’s President of Sales and Marketing in February 2007 and held those same positions with NCM LLC since March 2005. He has been an advertising, marketing and sales professional for 25 years. Prior to his current position, Mr. Marks served as president of sales and marketing with Regal Entertainment Group’s media subsidiary, Regal CineMedia Corporation, from May 2002 to May 2005. Before joining Regal CineMedia, Mr. Marks was a senior vice president at ESPN/ABC Sports where he oversaw its advertising sales organization from 1998 to May 2002.

Gary W. Ferrera. Mr. Ferrera was appointed Executive Vice President and Chief Financial Officer of NCM, Inc. in February 2007 and held those same positions with NCM LLC since May 2006. Mr. Ferrera has held positions in accounting and finance since 1991. Prior to his business career, Mr. Ferrera served for over seven years in U.S. Army Special Operations and Intelligence.

Ralph E. Hardy. Mr. Hardy was appointed Executive Vice President and General Counsel of NCM, Inc. in February 2007 and held those same positions with NCM LLC since March 2005. Prior to his current position, from May 2002 to May 2005, Mr. Hardy served as Executive Vice President and General Counsel for Regal CineMedia Corporation. From 1989 to 2005, Mr. Hardy has held various legal executive positions with United Artists Theatre Company and its predecessors.

Earl B. Weihe. Mr. Weihe was appointed as Executive Vice President and Chief Operations Officer of NCM, Inc. in January 2010. Prior to this appointment, Mr. Weihe served as Senior Vice President of Operations for NCM LLC since July 2005. From his original hire in March 2002 until July 2005, Mr. Weihe served as Vice President of Operations for NCM LLC and its predecessor, Regal CineMedia Corporation.

Code of Ethics

NCM, Inc.’s board adopted a Code of Business Conduct and Ethics that applies to all of our employees, including NCM, Inc.’s board of directors, chief executive officer and chief financial officer. The Code of Business Conduct and Ethics sets forth NCM, Inc.’s conflict of interest policy, records retention policy, insider trading policy and policies for protection of NCM, Inc.’s and our property, business opportunities and proprietary information. NCM, Inc.’s Code of Business Conduct and Ethics is available free of charge on its website at ncm.com under the tab “Investor Relations—Corporate Governance.” NCM, Inc. intends to post on its website any amendments to, or waivers from the Code of Business Conduct and Ethics applicable to senior financial executives.

Compensation Discussion and Analysis

During fiscal 2011, NCM, Inc. had the following named executive officers: Kurt C. Hall—President, Chief Executive Officer and Chairman, Clifford E. Marks—President of Sales, Gary W. Ferrera—Executive Vice President and Chief Financial Officer, Ralph E. Hardy—Executive Vice President and General Counsel and Earl B. Weihe—Executive Vice President and Chief Operations Officer.

Executive Summary

The Compensation Committee of NCM, Inc. believes that NCM, Inc.’s compensation policies and procedures are aligned with the short-term and long-term interests of stockholders and are designed to attract, motivate, reward and retain superior talent who are critical to NCM, Inc.’s long-term growth and profitability. A significant portion of the compensation of NCM, Inc.’s named executive officers is tied closely to its performance, thus aligning NCM, Inc.’s officers’ interests with those of its stockholders. NCM, Inc. believes the mix of annual and long-term incentives, cash and equity awards and retention incentives, is balanced and does not motivate imprudent risk-taking.

NCM, Inc. is committed to ensuring the best practices regarding its executive compensation programs are followed, including a policy prohibiting hedging transactions that is part of the insider trading policy and the practice of submitting the annual Performance Bonus Plan for stockholder approval for potentially favorable income tax treatment.

Say-On-Pay Proposal. NCM, Inc. held its first say-on-pay vote in 2011 and its stockholders approved NCM, Inc.’s executive compensation proposal with approximately 93% of the votes cast in favor at NCM, Inc.’s 2011 annual meeting of stockholders. Furthermore, NCM, Inc.’s stockholders overwhelmingly approved the 2011 Performance Bonus Plan proposal. The Compensation Committee considered the results of the advisory approval of NCM, Inc.’s executive compensation and made no material changes to the compensation programs and policies for fiscal year 2011. NCM, Inc.’s board of directors recognizes that executive compensation is an important matter of stockholder concern and believes that providing stockholders with the opportunity to review its compensation programs annually is a matter of good corporate practice. Accordingly, NCM, Inc. will continue to hold an annual advisory vote for approval of its executive compensation, which is consistent with the preference of approximately 90% of the votes cast at NCM, Inc.’s 2011 annual meeting of stockholders on the frequency of the executive compensation advisory vote.

Fiscal Year 2011 Performance. For 2011, NCM, Inc.’s actual Adjusted OIBDA and adjusted advertising revenue, which are defined below in “Elements of Compensation—Annual Performance Bonus,” fell below the targets, primarily due to economic conditions that were inconsistent with the assumptions in the targets. In particular, the economy weakened in August just as we were entering our fourth quarter selling period rather than continuing to strengthen as NCM, Inc. had assumed in its budget. The targets for 2011 were established in the beginning of 2011 with limited visibility into the year, particularly the second half. The following table summarizes the key financial metrics on which NCM, Inc. bases its executive compensation:

	Fiscal 2011 Performance Measures (in millions)(1)
	Target	Actual	Achievement Relative to Target
Adjusted OIBDA	$255.8	$227.2	88.8% of Adjusted OIBDA target
Adjusted advertising revenue	$387.1	$349.0	90.2% of Advertising revenue target
Technology and Operations operating expenditures	$23.0	$21.0	Under-spent target by 9%
Technology and Operations capital expenditures	$15.1	$11.9	Under-spent target by 21%

(1)	Refer to “—Annual Performance Bonus” below for additional details and calculations.

Pay-for-Performance. The following table presents the elements of compensation as a percentage of total compensation for fiscal year 2011, computed using the Fiscal 2011 Summary Compensation Table.

	Fiscal Year 2011 Elements of Compensation Mix
	Kurt C. Hall	Clifford E. Marks	Gary W. Ferrera	Ralph E. Hardy	Earl B. Weihe
Base Salary	23%	24%	28%	30%	29%
Annual Performance Bonus	0%	17%	0%	0%	5%
Discretionary Bonus	10%	0%	9%	10%	7%
Long-Term Incentive	66%	58%	62%	59%	58%
Other Compensation	1%	1%	1%	1%	1%

The Compensation Committee believes that having a larger percentage of executive officers’ pay as performance-based compensation ensures their interests are aligned with those of NCM, Inc.’s stockholders. The following table presents the percentage of non-performance-based compensation and performance-based compensation to total compensation for fiscal year 2011, computed using the Fiscal 2011 Summary Compensation Table and related tables.

	Fiscal Year 2011 Pay-for-Performance Mix
Name and position	Non-Performance-Based Compensation(1)	Performance-Based Compensation(2)
Kurt C. Hall President, Chief Executive Officer and Chairman	23%	77%
Clifford E. Marks President of Sales	24%	76%
Gary W. Ferrera Executive Vice President and Chief Financial Officer	28%	72%
Ralph E. Hardy Executive Vice President and General Counsel	31%	69%
Earl B. Weihe Executive Vice President and Chief Operations Officer	30%	70%

(1)	Sum of the 2011 “Salary” and “All Other Compensation” from the Summary Compensation Table less the 2011 “Restricted Stock Dividends” from footnote (5) to the Summary Compensation Table, divided by the 2011 “Total” from the Summary Compensation Table.
(2)	Sum of the following from the Summary Compensation Table: 2011 “Bonus,” “Stock Awards,” “Option Awards,” “Non-Equity Incentive Plan Compensation” plus the 2011 “Restricted Stock Dividends” from footnote (5) to the Summary Compensation Table, divided by the 2011 “Total” from the Summary Compensation Table.

Compensation Philosophy

The primary goals of NCM, Inc.’s Compensation Committee with respect to executive compensation are to:

•

review the competitiveness of executive cash compensation and equity grant levels compared to a select peer group of companies and ensure total pay levels are generally between the 50th and the 75th percentile;

•	provide shorter term cash incentives primarily for achieving specified annual performance objectives;

•

provide a mix of long-term equity incentives that are time and performance based that promote stock price growth and ownership through employee retention and achievement of long-term financial performance goals; and

•	establish and monitor appropriate cash pay and annual operating performance relationships and annual long-term incentive plan cost and share dilution goals.

To achieve these goals, NCM, Inc. intends to maintain a compensation structure that provides rewards for high performance and value creation for its stockholders (including the founding members). NCM, Inc.’s objectives are to maintain compensation plans with an appropriate balance of base salary, annual performance bonus and long-term incentives (including stock-based awards) and to tie a substantial portion of executives’ overall compensation to key financial goals such as achievement of targeted levels of adjusted advertising revenue and non-GAAP measures such as Adjusted OIBDA.

Role of Compensation Consultant and Chief Executive Officer in Determining Executive Compensation

NCM, Inc.’s Chief Executive Officer, or CEO, had substantial input in determining executive compensation and made all of the recommendations for the other four named executive officers that were ultimately approved by the Compensation Committee.

In 2011, the Compensation Committee engaged Pay Governance LLC, a nationally recognized consulting firm, to assess the competitiveness of pay for the executive officers and provide independent advice and recommendations to the Compensation Committee regarding executive compensation. Pay Governance LLC is independent from NCM, Inc. As part of its review, Pay Governance LLC considered base salary, annual performance bonus, total cash compensation (combined salary and annual performance bonus), value of long-term incentives, and total compensation. Pay Governance LLC developed and recommended a peer group for comparison to NCM, Inc.’s executive officers comprised of domestic, publicly-traded media and entertainment related companies with revenues generally between $200 million and $900 million and market capitalization generally between $700 million and $3 billion. The Compensation Committee reviewed and approved the peer group.

NCM, Inc.’s Compensation Committee believes that peer group comparisons are useful to measure the competitiveness of NCM, Inc.’s compensation practices and uses the information provided by the compensation consultant to guide its decision making. The recommendation was that executive total direct compensation should be targeted near the median of the range in the media industry. However, the Compensation Committee uses its discretion to design NCM, Inc.’s compensation programs.

The following peer companies were used in NCM, Inc.’s competitive analysis:

Akamai Technologies, Inc.	Harte-Hanks Inc.
Arbitron Inc.	Lamar Advertising Co.
Clear Channel Outdoor Holdings Inc.	LodgeNet Interactive Corporation
comScore, Inc.	QLogic Corp.
Digital Generation, Inc.	QuinStreet, Inc.
Digital River Inc.	SeaChange International Inc.
DreamWorks Animation SKG Inc.	Sinclair Broadcast Group Inc.
Equinix, Inc.	ValueClick Inc.
Harmonic Inc.	WebMD Health Corp.

As a result of the review, Pay Governance LLC recommended that a reduction in the threshold in the Performance Bonus Plan to 80% of NCM, Inc.’s Adjusted OIBDA budget would be consistent with the practices of the peer group. It would also bring it more in line with the advertising revenue threshold of NCM, Inc.’s national advertising sales bonus plan, including its President of Sales.

Elements of Compensation

Executive compensation consists of the following elements:

Component	Purpose	Characteristics	Where Reported in Accompanying Tables
Base Salary	Reward for level of responsibility, experience and sustained individual performance	Fixed cash component	Summary Compensation Table under the heading “Salary”

Annual Performance Bonus	Reward individual achievement against specific objective financial goals	A cash performance bonus award target of 75% up to 100% of base salary with an additional “stretch bonus” amount of up to 50% of the performance bonus	Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” and Grants of Plan Based Awards Table

Discretionary Bonus	Reward individual high performance	A cash bonus at the discretion of the Compensation Committee	Summary Compensation Table under the heading “Bonus”

Long-Term Incentive	Reward for the creation of stockholder value	The equity incentive plan provides for the grant, at the discretion of NCM, Inc.’s board and Compensation Committee, of stock options, restricted stock and other equity instruments	Summary Compensation Table under the headings “Stock Awards” and “Option Awards,” Grants of Plan Based Awards Table, Outstanding Equity Awards Table and Option Exercises and Stock Vested Table

Other Compensation	Provide an appropriate level of employee benefit plans and programs	A matching contribution to the defined contribution 401(k) plan and various health, life and disability insurance plans; dividends paid on unvested restricted stock; and other customary employee benefits	Summary Compensation Table under the heading “All Other Compensation”

Potential Payments Upon Termination or Change in Control	Provide an appropriate level of payment in the event of a change in control or termination	Contingent in nature. Amounts are payable only if employment is terminated as specified under each employment agreement	Potential Payments Upon Termination or Change in Control

The Compensation Committee determines the portion of compensation allocated to each element for each individual named executive officer. NCM, Inc.’s Compensation Committee may reevaluate the current policies and practices as it considers advisable. The elements of executive compensation are generally independent of each other.

Base Salary. Base salaries for NCM, Inc.’s executives were established based on the scope of their responsibilities, taking into account the internal value and importance of the role, as well as experience and seniority of the individual, NCM, Inc.’s ability to replace the individual and other primarily judgmental factors deemed relevant by the Compensation Committee.

Base salaries are reviewed annually by NCM, Inc.’s Compensation Committee and the board, and may be adjusted from time to time pursuant to such review and/or in accordance with guidelines contained in the various employment agreements and are generally for relatively small percentage cost of living increases.

The Compensation Committee reviewed executive compensation in January 2011 and decided to increase the base salary by a cost of living adjustment of 2% for Messrs. Hall, Marks and Ferrera on January 13, 2011, which is consistent with the average increases given to the majority of employees. Mr. Hardy received an increase of approximately 7% to reflect a cost of living adjustment and to bring his total compensation up to a more competitive level when considered in aggregate with the performance bonus described below. Mr. Weihe received a 25% increase effective December 1, 2010 to reflect his promotion to Executive Vice President and Chief Operations Officer.

For 2011, NCM, Inc. believes total cash compensation of its executives, which is base salary combined with the annual performance bonus and discretionary bonus, was within a market competitive range.

Annual Performance Bonus. Annual performance bonuses are intended to compensate executives for achieving financial goals that support NCM, Inc.’s operational and strategic goals. The target percentages for NCM, Inc.’s executives were established based on the level of responsibility, base salary, as well as experience and seniority of the individual. NCM, Inc. believes its total cash compensation is competitive as the lower base pay is offset by a higher annual performance bonus opportunity. In addition, NCM, Inc. believes rewarding its executives for achievement of its financial goals is consistent with the practice of aligning their interests with NCM, Inc.’s stockholders. The stretch bonus is further incentive for the executive officers to exceed operating budgets and thus further increase NCM, Inc.’s equity value.

Payments of performance bonuses, including any stretch bonus, are objectively calculated based on the achievement of specific financial targets for each named executive pursuant to the terms of the annual Performance Bonus Plan, which ensures that executive compensation is aligned with the performance of NCM, Inc.

The Compensation Committee adopted the National CineMedia, Inc. 2011 Performance Bonus Plan on January 12, 2011 and it was approved by NCM, Inc.’s stockholders on April 26, 2011. The financial performance criteria and potential bonus levels were consistent with 2010 with the exception of Mr. Weihe. Mr. Weihe’s annual potential performance bonus percentage was increased from 50% to 75% of base salary to reflect his promotion to Executive Vice President and Chief Operations Officer and to bring his bonus potential in line with NCM, Inc.’s Chief Financial Officer and General Counsel.

The awards under the Performance Bonus Plan were determined in accordance with NCM, Inc.’s actual performance of its internal targets. NCM, Inc. believes the amounts paid under the Performance Bonus Plan are appropriate in light of the achievement relative to the financial targets. The following table provides details about each component of the “Non-Equity Incentive Plan Compensation” column from the Summary Compensation Table for 2011.

	Actual Fiscal 2011 Performance Bonus
	Performance Bonus			Stretch Bonus			Total Non-Equity Incentive Plan Compensation
Name	Target Award as a % of Salary	Actual Award as a % of Target	Total Award Amount	Target Award as a % of Salary	Actual Award as a % of Target	Total Award Amount
Kurt C. Hall	100%	0%	—	50%	0%	—	—
Clifford E. Marks	100%	71%	$509,953	50%	0%	—	$509,953
Gary W. Ferrera	75%	0%	—	37.5%	0%	—	—
Ralph E. Hardy	75%	0%	—	37.5%	0%	—	—
Earl B. Weihe	75%	25%	$46,875	37.5%	0%	—	$46,875

NCM, Inc. has conducted in the past, and intends to conduct in the future, an annual review of the aggregate level of its executive compensation as part of the annual budget review, which includes determining the operating metrics used to measure its performance and to compensate its executive officers. However, the ease or difficulty in achieving the metrics for compensation was not a factor in the board or Compensation Committee’s approval of the budget. The objective financial factors are consistent with the metrics used in previous years and represent the metrics the Compensation Committee believes may best encourage sound decisions regarding operations and investment of capital and are important to the goal of increasing the value of NCM, Inc.’s equity. NCM, Inc. believes it has adequately addressed the risks that an executive might be incentivized to take inappropriate actions to meet the performance metrics through its internal controls over financial reporting.

NCM, Inc.’s annual performance bonus traditionally has been paid in a single installment in the first quarter following the completion of a given fiscal year. Payments are subject to review, approval and certification by the Compensation Committee in conjunction with the issuance of NCM, Inc.’s annual audit report.

Fiscal 2011 Performance Bonus Plan

	Kurt C. Hall	Clifford E. Marks(1)	Gary W. Ferrera	Ralph E. Hardy	Earl B. Weihe
Performance Bonus Potential(2)	100%	100%	75%	75%	75%
Performance Bonus Measures:
Adjusted OIBDA	100%		100%	100%	75%
Adjusted advertising revenue		100%
Technology and Operations operating and capital expenditures budgets					25%
2011 Stretch Bonus
Stretch Bonus Potential(3)	50%	50%	37.5%	37.5%	37.5%

(1)	The performance bonus potential is based on the percentage of advertising revenue target achieved as follows:

Percentage of Advertising Revenue Target Achieved	% of Base Salary
Performance Bonus
Less than 80%	0%
Greater than or equal to 80% to 90%	50% to 70%
Greater than 90% to 100%	>70% to 100%

(2)	Percentage of base salary determined as of January 13, 2011.
(3)	The 2011 Stretch Bonus potential is 50% of the Performance Bonus paid times the percentage that Adjusted OIBDA is in excess of budget (capped at 10%), divided by 10%.

Fiscal 2011 Performance Measures

(in millions)

Performance Measure	Target	Actual	Achievement Relative to Target
Adjusted OIBDA(a)	$255.8	$227.2	88.8% of Adjusted OIBDA target
Adjusted advertising revenue(b)	$387.1	$349.0	90.2% of Advertising revenue target
Technology and Operations operating expenditures	$23.0	$21.0	Under-spent target by 9%
Technology and Operations capital expenditures	$15.1	$11.9	Under-spent target by 21%

(a)	Adjusted OIBDA, a non-GAAP financial measure, is one measure used by management to measure NCM, Inc.’s operating performance. Adjusted OIBDA represents operating income (loss) before depreciation and amortization expense and other costs. Adjusted OIBDA adds back the make-good liability shifted into 2012, share-based compensation costs and other costs. While Adjusted OIBDA is a measure NCM, Inc. uses to measure the financial performance for purposes of its Performance and Stretch Bonus awards, you should not consider Adjusted OIBDA in isolation of, or as a substitute for, measures of NCM, Inc.’s financial performance as determined in accordance with GAAP, such as operating income (loss). Adjusted OIBDA has material limitations as a performance measure because it excludes items that are necessary elements of NCM, Inc.’s costs and operations. Because other companies may calculate Adjusted OIBDA differently than NCM, Inc., this measure may not be comparable to similarly-titled measures reported by other companies (dollars in millions).

	FY 2011 Target	FY 2011 Actual
Operating income	$217.2	$193.7
Depreciation and amortization	23.7	18.8
Make-good liability	—	2.7
Share-based compensation costs and other costs	14.9	12.0
Adjusted OIBDA	$255.8	$227.2

(b)	Adjusted advertising revenue for purposes of this calculation is a non-GAAP financial measure used by management to measure the performance of certain of its advertising sales personnel, including Mr. Marks. Adjusted advertising revenue represents reported advertising revenue less founding member circuit beverage revenue, zero margin barter revenue and other founding member payments included in revenue plus the make-good liability shifted into 2012. You should not consider this measure in isolation of, or as a substitute for, measures of NCM, Inc.’s financial performance as determined in accordance with GAAP, such as advertising revenue (dollars in millions).

	FY 2011 Target	FY 2011 Actual
Advertising revenue	$430.8	$386.1
Less: Founding member circuit beverage revenue and other revenue	(43.7)	(39.8)
Plus: Make-good liability	—	2.7
Adjusted advertising revenue	$387.1	$349.0

Discretionary Bonus. The Compensation Committee, at its option and upon recommendations from the CEO, may award discretionary bonuses, or other types of compensation, for performance above and beyond that which is rewarded under the Performance Bonus Plan. The Compensation Committee considers performance which benefits essential elements of NCM, Inc.’s business plan and uses its judgment based on discretionary factors, including but not limited to, achievement of other financial and/or more subjective measures of individual performance.

Rewards are determined in the context of NCM, Inc.’s compensation philosophy to retain, motivate and reward talented executives. Individual high performance during the year is recognized during the annual performance review process, and as such, the bonus amounts can be highly variable from year to year.

For fiscal year 2011, the Compensation Committee approved discretionary bonuses as follows: $330,056 to Mr. Hall (44% of the Performance Bonus Plan potential at 100% achievement of the target), $120,166 to Mr. Ferrera (44% of the Performance Bonus Plan potential at 100% achievement of the target), $92,737 to Mr. Hardy (44% of the Performance Bonus Plan potential at 100% achievement of the target) and $61,875 to Mr. Weihe (44% of the Performance Bonus potential at 100% achievement of the target).

The Compensation Committee considered the following factors in granting the discretionary bonuses: achievement of the actual results for 2011 was within 1.2% of the threshold under the 2011 Performance Bonus Plan; a significantly slower U.S. economic recovery than had been assumed in NCM, Inc.’s annual budget during the latter part of the third quarter and during the fourth quarter, which was outside the control of management; the fact that NCM, Inc. exceeded its 2010 actual results in a difficult market; and the fact that NCM, Inc. maintained tight cost controls and completed our $200 million bond offering and increased our liquidity position by expanding and extending the maturity of our revolving credit facility.

Long-Term Incentive. NCM, Inc. believes that creating long-term value for its stockholders is achieved, in part, by aligning the interests of its executive officers with those of its stockholders. NCM, Inc. grants awards under its stockholder approved equity incentive plan, the National CineMedia, Inc. 2007 Equity Incentive Plan as amended and restated, which NCM, Inc. refers to as the “Equity Incentive Plan.”

All grants under the Equity Incentive Plan to NCM, Inc.’s executive officers are generally proposed annually by the CEO at the start of each fiscal year and approved and priced by the Compensation Committee and board at its first meeting of the fiscal year, although grants could be made at any time at the discretion of its Compensation Committee. Grants are calculated on an overall award value based on a specified percentage of annual base salary. Refer to footnote (1) to the 2011 Equity Awards table below for additional information. The value of the awards is set at the closing price of NCM, Inc.’s common stock on the date of approval by the Compensation Committee and board of directors.

On January 13, 2011, the Compensation Committee, with approval of the board of directors, granted stock options and performance-based restricted stock awards to Messrs. Hall, Marks, Ferrera, Hardy and Weihe. The 2011 stock option awards are scheduled to vest 33.33% each year over the next three years, subject to continuous service unless approved by the Compensation Committee. The stock options have a 10-year term and an exercise price of $18.37 per share. For additional information, see the Grants of Plan Based Awards table.

Consistent with NCM, Inc.’s goals of aligning management and stockholder interests, the 2009, 2010 and 2011 grants to its executive officers provided a mix of long-term equity incentives that are time and performance based. NCM, Inc. began to increase the long-term incentives over a three-year period beginning in January 2009 to bring the aggregate management equity grants up to a more competitive level.

The 2009, 2010 and 2011 restricted stock awards are scheduled to vest based upon achievement of the actual cumulative “Free Cash Flow” target at the end of the three-year measurement period, with 50% of the award vesting at 90% of target achievement and 150% vesting at 110% of target achievement (with interpolation between 90% and 110%). Dividends accrue and will be paid upon vesting. In the event that shares are forfeited, accrued dividends on those shares shall also be forfeited.

The three-year measurement period for the 2009 restricted stock awards concluded on December 29, 2011. Following is the achievement relative to the target:

Performance Measure (in millions)	Target	Actual	Achievement Relative to Target
Three-year cumulative Free Cash Flow(a)	$605.2	$610.1	100.8% of target

(a)	“Free Cash Flow” is defined as Adjusted OIBDA less capital expenditures. In the past, NCM, Inc. defined “Free Cash Flow” as EBITDA (earnings before interest, tax and depreciation and amortization expense) less capital expenditures. EBITDA is most directly comparable to net income. However, NCM, Inc.’s reconciliation for EBITDA made adjustments for items such as income taxes, noncontrolling interest and interest expense, which are not part of operating income, therefore OIBDA and EBITDA yield the same results. This calculation methodology change was made to make it easier for NCM, Inc. to provide a reconciliation of the metric as required by SEC rules.

Adjusted OIBDA, a non-GAAP financial measure, is one measure used by management to measure NCM, Inc.’s operating performance. Adjusted OIBDA represents operating income (loss) before depreciation and amortization expense and other costs. Adjusted OIBDA adds back the make-good liability shifted into 2012, share-based compensation costs and other costs. While Adjusted OIBDA is a measure NCM, Inc. uses to measure the financial performance for purposes of its Performance and Stretch Bonus awards, you should not consider Adjusted OIBDA in isolation of, or as a substitute for, measures of NCM, Inc.’s financial performance as determined in accordance with GAAP, such as operating income (loss). Adjusted OIBDA has material limitations as a performance measure because it excludes items that are necessary elements of NCM, Inc.’s costs and operations. Because other companies may calculate Adjusted OIBDA differently than NCM, Inc., this measure may not be comparable to similarly-titled measures reported by other companies (dollars in millions).

	Three-Year Cumulative Target Ended December 29, 2011	Three-Year Cumulative Actual Ended December 29, 2011
Operating income	$609.2	$552.5
Depreciation and amortization	17.7	52.2
Make-good liability	—	5.8
Share-based compensation costs and other costs	5.4	31.7

Adjusted OIBDA	632.3	642.2
Capital expenditures	27.1	32.7
Share-based compensation costs and other costs	—	(0.6)

Adjusted capital expenditures	27.1	32.1

Free cash flow	$605.2	$610.1

As a result of achievement of 100.8% of the target, 104% of the awards vested on February 27, 2012, and accrued dividends were paid as follows:

2009-2011 Performance Vesting
Name and Position	Number of Shares Awarded on January 15, 2009	Additional Number of Shares Due to Over- Performance	Total Vesting on February 27, 2012	Accrued Dividends
Kurt C. Hall President, Chief Executive Officer and Chairman	87,975	3,519	91,494	$201,287
Clifford E. Marks President of Sales	47,129	1,885	49,014	$107,831
Gary W. Ferrera Executive Vice President and Chief Financial Officer	33,216	1,328	34,544	$75,997
Ralph E. Hardy Executive Vice President and General Counsel	15,481	619	16,100	$35,420
Earl B. Weihe Executive Vice President and Chief Operations Officer	4,867	194	5,061	$11,134

As of December 29, 2011, NCM, Inc. evaluated its progress towards achievement of the 2010 and 2011 three-year projections in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”), “Compensation-Stock Compensation.” For 2010 and 2011, NCM, Inc. estimated achievement at approximately 99% and 84% of the three-year cumulative Free Cash Flow targets, respectively. Therefore, for 2010 NCM, Inc. expected 95% of the awards to vest while for 2011 NCM, Inc. estimated that none of the awards will vest due to the projected underperformance against the specified targets as of December 29, 2011. It is expected that actual results could vary from these estimates, especially in the later years included in the three-year projections.

The following table shows the maximum number of shares that could be received under the Equity Incentive Plan for the 2011 awards:

2011 Equity Awards
Name and Position	Number of Shares of Restricted Stock(1)	Number of Stock Options(2)	Total Number of Shares
Kurt C. Hall President, Chief Executive Officer and Chairman	73,502	220,506	294,008
Clifford E. Marks President of Sales	59,064	177,192	236,256
Gary W. Ferrera Executive Vice President and Chief Financial Officer	27,752	83,255	111,007
Ralph E. Hardy Executive Vice President and General Counsel	19,122	57,367	76,489
Earl B. Weihe Executive Vice President and Chief Operations Officer	17,011	51,034	68,045

(1)

Includes the maximum number of shares that will vest if actual cumulative Free Cash Flow equals 100% of the three-year (2011-2013) cumulative Free Cash Flow target. If actual cumulative Free Cash Flow exceeds 100% of the Free Cash Flow target (up to 110% of Free Cash Flow), the number of shares will be increased ratably as set forth below for actual Free Cash Flow performance versus the target. As such, Mr. Hall could receive up to 36,751 additional shares; Mr. Marks could receive up to 29,532 additional shares; Mr. Ferrera could receive up to 13,876 additional shares; Mr. Hardy could receive up to 9,561 additional shares; and Mr. Weihe could receive up to 8,505 additional shares. However as described further above, NCM, Inc. estimated that none of the 2011 restricted stock awards will vest due to the projected underperformance against the specified three-year cumulative Free Cash Flow targets as of December 29, 2011.

The restricted stock amount is calculated at the award value, divided by the share price, or $18.37 per share, the closing price of NCM, Inc.’s common stock on the grant date. In 2010, grants were based on the multiple of base salary amounts of 177%, 98%, 138%, 98% and 59% for Messrs. Hall, Marks, Ferrera, Hardy and Weihe, respectively. The 2011 grants were based on the multiple of base salary amounts, which were consistent with 2010 for Messrs. Hall and Ferrera and were increased for Mr. Marks to reflect achievement of 107.8% of the adjusted advertising revenue targets for 2010, for Mr. Hardy to bring his total compensation up to a more competitive level and for Mr. Weihe to reflect his promotion to Executive Vice President and Chief Operations Officer. Following is the calculation of the award value:

Name	2011 Base Salary	Multiple of Base Salary	Award Value
Kurt C. Hall	$750,128	180%	$1,350,230
Clifford E. Marks	$723,338	150%	$1,085,007
Gary W. Ferrera	$364,140	140%	$509,796
Ralph E. Hardy	$281,022	125%	$351,278
Earl B. Weihe	$250,000	125%	$312,500

(2)

The amount is calculated at three times the number of shares of restricted stock. The stock options are scheduled to vest 33.33% each year beginning in January 2012, subject to continuous service. The stock options have a 10-year term and an exercise price of $18.37, the closing price of NCM, Inc.’s common stock on January 13, 2011, the date of approval of the grants.

The 2011 grants were part of a three-year compensation program approved by the Compensation Committee to promote stock price growth and ownership through employee retention and achievement of long-term financial performance goals. In 2011, the Compensation Committee engaged Pay Governance LLC, a nationally recognized consulting firm, to assess the competitiveness of pay for the executive officers at the end of the three-year program. See “—Role of Compensation Consultant and Chief Executive Officer in Determining Executive Compensation” for additional information.

Other Compensation. NCM, Inc.’s employees, including its named executive officers, participate in various employee benefits. These benefits include the following: medical and dental insurance; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs (confidential counseling); a 401(k) plan; and paid time off.

None of NCM, Inc.’s named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by NCM, Inc. or in non-qualified defined contribution plans or other deferred compensation plans maintained by NCM, Inc. The Compensation Committee may elect to provide NCM, Inc.’s officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in NCM, Inc.’s best interests.

Potential Payments upon Termination or Change in Control. Upon certain types of terminations of employment, payments may be made to NCM, Inc.’s executive officers in accordance with their respective employment agreements. These events and potential amounts are further described below under the heading “—Potential Payments upon Termination or Change in Control.”

Compensation Decisions for 2012

Below is information about compensation decisions made for NCM, Inc.’s executive officers in early 2012.

Base Salary. The Compensation Committee reviewed executive compensation in January 2012 and decided to increase the base salary by a cost of living adjustment of 2% for each of NCM, Inc.’s executive officers, which is consistent with the average increases given to the majority of employees.

Annual Performance Bonus. The Compensation Committee adopted the National CineMedia, Inc. 2012 Performance Bonus Plan on January 11, 2012, and the board directed that the Performance Bonus Plan be submitted to a vote of stockholders at NCM, Inc.’s Annual Meeting.

The structure of the 2012 Performance Bonus Plan is consistent with the 2011 plan except the performance bonus potential is based on achieving greater than 80% of the Adjusted OIBDA target for 2012. The process for setting the financial targets for 2012 is consistent with previous years as part of the annual budget review.

Long-Term Incentive. The Compensation Committee granted stock options and performance-based restricted stock awards to each of NCM, Inc.’s executive officers effective January 12, 2012, as described in greater detail below.

The following table shows the maximum number of shares granted to each of NCM, Inc.’s executive officers for these awards:

2012 Equity Awards
Name and Position	Number of 3-year Vest Restricted Stock(1)	Number of 2-year Vest Restricted Stock(2)	Number of Stock Options(3)	Total Number of Shares	% of 2011 Grants
Kurt C. Hall President, Chief Executive Officer and Chairman	73,502	49,001	73,502	196,005	66.7%
Clifford E. Marks President of Sales	59,064	39,376	59,064	157,504	66.7%
Gary W. Ferrera Executive Vice President and Chief Financial Officer	29,602	18,501	29,602	77,705	70.0%
Ralph E. Hardy Executive Vice President and General Counsel	19,122	12,748	19,122	50,992	66.7%
Earl B. Weihe Executive Vice President and Chief Operations Officer	17,012	11,341	17,012	45,365	66.7%

(1)	Includes the maximum number of shares that will vest if actual cumulative Free Cash Flow equals 100% of the three-year (2012-2014) cumulative Free Cash Flow target. If actual Free Cash Flow exceeds 100% of the Free Cash Flow target (up to 110% of Free Cash Flow), the number of shares will be increased ratably as set forth below for actual Free Cash Flow performance versus the target. As such, Mr. Hall could receive up to 36,751 additional shares; Mr. Marks could receive up to 29,532 additional shares; Mr. Ferrera could receive up to 14,801 additional shares; Mr. Hardy could receive up to 9,561 additional shares; and Mr. Weihe could receive up to 8,506 additional shares.

The amount is equal to the number of shares of restricted stock granted on January 13, 2011, with the exception of Mr. Ferrera. Mr. Ferrera was awarded an increase of 6.7% over the January 13, 2011 grant in order to bring his total value up to a more competitive level.

(2)	Includes the maximum number of shares that will vest if actual cumulative Free Cash Flow equals 100% of the two-year (2012-2013) cumulative Free Cash Flow target. If actual Free Cash Flow exceeds 100% of the Free Cash Flow target (up to 110% of Free Cash Flow), the number of shares will be increased ratably as set forth below for actual Free Cash Flow performance versus the target. As such, Mr. Hall could receive up to 24,500 additional shares; Mr. Marks could receive up to 19,688 additional shares; Mr. Ferrera could receive up to 9,251 additional shares; Mr. Hardy could receive up to 6,374 additional shares; and Mr. Weihe could receive up to 5,671 additional shares.

The potential shares that would otherwise vest at the end of this two-year measurement period as described above will be reduced by the amount of vested shares from the January 13, 2011 restricted stock grant, if any. The executive officers were granted a total of 196,451 shares of restricted stock on January 13, 2011, of which 73,502 were to Mr. Hall; 59,064 to Mr. Marks; 27,752 to Mr. Ferrera; 19,122 to Mr. Hardy; and 17,011 to Mr. Weihe. The amount is calculated at two-thirds of the amount granted on January 13, 2011.

(3)	The amount is equal to the number of shares of three-year vest restricted stock. This assumes that the value of an option is equal to 33.33% of a restricted share and that the value of the total 2012 grants were 75% associated with restricted stock and 25% associated with stock options.

The stock options are scheduled to vest 33.33% each year over the next three years (2013-2015), subject to continuous service. The stock options have a 10-year term and an exercise price of $13.14, the closing price of NCM, Inc.’s common stock on January 12, 2012, the date of approval of the grants.

The restricted stock awards are scheduled to vest based upon achievement of at least 90% of the actual cumulative Free Cash Flow target at the end of the two-year or three-year measurement period. The restricted stock awards include the right to receive dividend equivalents, subject to vesting. Below is a summary of how the number of vested shares of restricted stock will be determined based on the level of achievement of actual cumulative Free Cash Flow.

Award Vesting %	Free Cash Flow Target Actual %
100%	100%
50%	90%
0%	<90%

If actual cumulative Free Cash Flow is between 90% and 100% of the target, the award will vest proportionately. If actual cumulative Free Cash Flow exceeds 100% of the Free Cash Flow target for the measurement period, the participant will receive an additional grant of shares of restricted stock that will vest 60 days following the last day of the measurement period. The number of additional shares of restricted stock will be determined by interpolation, but will not exceed 50% of the number of shares of restricted stock that vest as set forth above up to 110% of the targeted cumulative Free Cash Flow.

Executive Compensation

Fiscal 2011 Summary Compensation Table

The following table shows the amount of compensation earned by NCM, Inc.’s named executive officers during the years indicated. For additional information regarding the material terms of each named executive officer’s employment agreement, see “—Employment Agreements” and “—Potential Payments upon Termination or Change in Control” below.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Kurt C. Hall	2011	$750,128	$330,056	$1,350,232	$821,701	—	$23,267	$3,275,384
President, Chief Executive Officer and Chairman	2010	$735,420	—	$1,303,075	$1,114,875	$1,042,224	$35,928	$4,231,522
	2009	$721,000	—	$1,295,872	$1,446,691	$761,531	$41,988	$4,267,082

Clifford E. Marks	2011	$723,338	—	$1,085,006	$660,295	$509,953	$28,816	$3,007,408
President of Sales	2010	$709,155	—	$698,078	$597,254	$1,005,002	$30,835	$3,040,324
	2009	$695,250	$21,612	$694,210	$775,014	$712,721	$36,398	$2,935,205

Gary W. Ferrera	2011	$364,140	$120,166	$509,804	$310,244	—	$15,914	$1,320,268
Executive Vice President and Chief Financial Officer	2010	$357,000	—	$491,994	$420,934	$379,450	$20,101	$1,669,479
	2009	$350,000	—	$489,272	$546,217	$279,006	$23,032	$1,687,527

Ralph E. Hardy	2011	$281,022	$92,737	$351,271	$213,774	—	$11,138	$949,942
Executive Vice President and General Counsel	2010	$262,637	—	$258,538	$221,194	$279,153	$11,447	$1,032,969
	2009	$228,380	$59,162	$228,035	$254,581	$122,893	$12,096	$905,147

Earl B. Weihe	2011	$250,000	$61,875	$312,492	$190,175	$46,875	$9,607	$871,024
Executive Vice President and Chief Operations Officer	2010	$200,345	$124,004	$501,528	$395,815	$141,718	$9,544	$1,372,954
	2009	$179,497	—	$71,691	$80,035	$59,389	$8,681	$399,293

(1)	Refer to the “Compensation Discussion and Analysis—Discretionary Bonus” for further discussion of the discretionary bonuses awarded.

(2)

The amounts represent the aggregate grant date fair value of the stock awards computed in accordance with ASC Topic 718. The stock awards granted in 2009, 2010 and 2011 are scheduled to vest based upon the achievement of performance conditions relating to cumulative “Free Cash Flow” at the end of the three-year measuring period. The amounts for these awards are presented based on 100% of the fair market value on the date of grant and do not include an estimate of performance. Actual results could materially differ from this estimate. Stock awards are further discussed in “Compensation Discussion and Analysis—Long-Term Incentive.”

Stock Awards
Name	Grant Date	Maximum Number of Shares Scheduled to Vest	Maximum Grant Date Fair Value(a)
Kurt C. Hall	1/13/2011	110,253	$2,025,348
	1/14/2010	115,180	$1,954,605
	1/15/2009	131,963	$1,943,815
Clifford E. Marks	1/13/2011	88,596	$1,627,509
	1/14/2010	61,704	$1,047,117
	1/15/2009	70,694	$1,041,323
Gary W. Ferrera	1/13/2011	41,628	$764,706
	1/14/2010	43,488	$737,991
	1/15/2009	49,824	$733,908
Ralph E. Hardy	1/13/2011	28,683	$526,907
	1/14/2010	22,853	$387,815
	1/15/2009	23,222	$342,060

Stock Awards
Name	Grant Date	Maximum Number of Shares Scheduled to Vest	Maximum Grant Date Fair Value(a)
Earl B. Weihe	1/13/2011	25,516	$468,729
	11/4/2010	30,000	$575,100
	1/14/2010	10,442	$177,201
	1/15/2009	7,300	$107,529

(a)

The amount is based on the maximum number of shares as of the grant date subject to the award assuming the highest level of performance is achieved (150%). However, for 2011 NCM, Inc. estimated achievement at approximately 84% of the three-year cumulative Free Cash Flow target and estimated that none of the awards will vest due to the projected underperformance against the specified targets as of December 29, 2011. It is expected that actual results could vary from these estimates, especially in the later years included in the three-year projections. For 2011, the amounts for these awards are presented based upon the fair market value on the date of grant ($18.37 per share). For 2010, the amounts for these awards are presented based upon the fair market value on the date of grant ($16.97 in January 2010 and $19.17 in November 2010). For 2009, the amounts for these awards are presented based upon the fair value as determined by ASC Topic 718 ($14.73 per share).

(3)

The amounts represent the aggregate grant date fair value of the options computed in accordance with ASC Topic 718 and do not represent cash payments made to the individuals or amounts realized. See details of the assumptions used in valuation of the options in Note 7 “Share-Based Compensation” to the financial statements included elsewhere in this prospectus. The full grant date fair values of the awards were $3.73 (January 13, 2011), $4.84 (January 14, 2010), $4.91 (November 4, 2010) and $5.48 (January 15, 2009) per share. The Grants of Plan Based Awards table discloses the options granted to the named executive officers. Options are further discussed in “Compensation Discussion and Analysis—Long-Term Incentive.”

(4)

The Compensation Committee approved 2011 performance bonuses for the named executive officers on February 21, 2012, and the bonuses were paid on February 29, 2012. In 2010 and 2009, the payments of non-equity incentive plan compensation included a stretch bonus due to achievement of certain performance measures. In 2011, no amount of stretch bonus was earned. In 2009, the payments of non-equity incentive plan compensation included a 2% raise deferral bonus due to achievement of certain performance measures. See further discussion in “Compensation Discussion and Analysis—Annual Performance Bonus.”

(5)	The following table provides details about each component of the “All Other Compensation” column from the Fiscal 2011 Summary Compensation Table above.

Name	Year	401(k) Employer Contribution(a)	Term life Insurance(b)	Disability Insurance(c)	Restricted Stock Dividends(d)	Miscellaneous(e)	Total All Other Compensation
Kurt C. Hall	2011	$6,600	$1,929	$1,257	$13,176	$305	$23,267
	2010	$6,600	$1,889	$1,257	$22,588	$3,594	$35,928
	2009	$6,600	$1,852	$1,257	$30,117	$2,162	$41,988

Clifford E. Marks	2011	$6,600	$1,856	$1,257	$16,706	$2,397	$28,816
	2010	$6,600	$1,184	$1,257	$21,479	$315	$30,835
	2009	$6,600	$1,161	$1,257	$25,457	$1,923	$36,398

Gary W. Ferrera	2011	$6,600	$566	$1,257	$7,491	—	$15,914
	2010	$6,600	$552	$1,257	$11,402	$290	$20,101
	2009	$6,600	$540	$1,257	$14,563	$72	$23,032

Ralph E. Hardy	2011	$6,600	$1,818	$1,257	$1,463	—	$11,138
	2010	$6,600	$1,084	$1,255	$2,508	—	$11,447
	2009	$6,600	$920	$1,231	$3,345	—	$12,096

Earl B. Weihe	2011	$6,269	$1,584	$1,257	$497	—	$9,607
	2010	$6,233	$1,191	$1,164	$852	$104	$9,544
	2009	$5,453	$1,026	$1,066	$1,136	—	$8,681

(a)

Represents matching contributions made pursuant to our defined contribution 401(k) Plan. Eligible employees, including the named executive officers are eligible for a discretionary contribution under the 401(k) Plan on base pay up to IRS limits.

(b)	Represents imputed income for term life insurance coverage.
(c)	Represents imputed income for long-term and short-term disability insurance coverage.

(d)

Under the terms of the 2007 and 2008 restricted stock awards, the named executive officers are entitled to receive cash dividends at the same time as other NCM, Inc. stockholders on unvested shares. During 2011, NCM, Inc. paid per share dividends of $0.20 on March 24, 2011 and June 2, 2011, and $0.22 on September 1, 2011 and December 1, 2011. During 2010, NCM, Inc. paid per share dividends of $0.16 on April 1, 2010, $0.18 on June 3, 2010 and September 2, 2010, and $0.20 on December 2, 2010. During 2009, NCM, Inc. paid per share dividends of $0.16 on April 2, 2009, June 4, 2009, September 3, 2009 and December 3, 2009.

(e)	Represents business-related awards, gifts and prizes and taxable fringe benefits.

Fiscal 2011 Grants of Plan Based Awards

The following table shows the awards granted to NCM, Inc.’s named executive officers for its 2011 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards($)(4)
		Thresh- hold($)	Target($)	Maxi- mum($)	Thresh- hold(#)	Target(#)	Maxi- mum(#)
Kurt C. Hall	N/A	—	$750,128	$1,125,192
	1/13/2011							220,506	$18.37	$821,701
	1/13/2011				—	73,502	110,253			$1,350,232
Clifford E. Marks	N/A	—	$723,338	$1,085,007
	1/13/2011							177,192	$18.37	$660,295
	1/13/2011				—	59,064	88,596			$1,085,006
Gary W. Ferrera	N/A	—	$273,105	$409,658
	1/13/2011							83,255	$18.37	$310,244
	1/13/2011				—	27,752	41,628			$509,804
Ralph E. Hardy	N/A	—	$210,767	$316,150
	1/13/2011							57,367	$18.37	$213,774
	1/13/2011				—	19,122	28,683			$351,271
Earl B. Weihe	N/A	—	$187,500	$281,250
	1/13/2011							51,034	$18.37	$190,175
	1/13/2011				—	17,011	25,516			$312,492

(1)	Amounts represent potential cash bonus amounts if targets are achieved for 2011 performance for each named executive officer. The Compensation Committee may, at its discretion, reduce the amount of any awards payable under the 2011 Performance Bonus Plan by up to 25%. See the Summary Compensation Table for amounts paid.
(2)	Represents restricted stock grants made in 2011 under the Equity Incentive Plan. The restricted stock awards provide that the award will accrue dividends payable subject to vesting, however NCM, Inc. estimated that none of the 2011 restricted stock awards will vest due to the projected underperformance against the specified three-year cumulative Free Cash Flow targets as of December 29, 2011. For additional information regarding equity awards see “Compensation Discussion and Analysis—Long-Term Incentive.”
(3)	Represents stock option grants made in 2011 under the Equity Incentive Plan. For additional information regarding outstanding options, see the Outstanding Equity Awards Table. For additional information regarding equity awards see “Compensation Discussion and Analysis—Long-Term Incentive.”
(4)	Calculated in accordance with ASC Topic 718 as described in footnotes (2) and (3) to the Summary Compensation Table and are based on the closing price of NCM, Inc.’s stock on the date of the grant. The 2011 restricted stock awards are scheduled to vest based upon achievement of the actual cumulative “Free Cash Flow” target at the end of the three-year measuring period and are presented in the table based on target amounts. Refer to footnote (2) to the Summary Compensation Table for the maximum number of shares that could be awarded (150%). However, NCM, Inc. estimated that none of the 2011 restricted stock awards will vest due to the projected underperformance against the specified three-year cumulative Free Cash Flow targets as of December 29, 2011.

Non-Equity Incentive Plan Awards

Refer to the Summary Compensation Table for the actual payouts for fiscal 2011, 2010 and 2009. Additional information about these awards and NCM, Inc.’s actual performance is included in “Compensation Discussion and Analysis—Annual Performance Bonus.”

Equity Incentive Plan Awards

During fiscal 2011, each of NCM, Inc.’s named executive officers received awards under its Equity Incentive Plan. Additional information about the awards is included in “Compensation Discussion and Analysis—Long-Term Incentive.”

Outstanding Equity Awards at December 29, 2011

	Option Awards									Stock awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date(a)	Number of Shares of Stock that Have Not Vested		Market Value of Shares of Stock that Have Not Vested(b)	Equity Incentive Plan Awards: Number of Unearned Shares that Have Not Vested(j)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares that Have Not Vested(b)
Kurt C. Hall	379,980	94,994	(c)	$16.35	4/4/2021	15,686	(c)	$188,703
	175,950	87,974	(f)	$9.22	1/15/2019				91,494	$1,100,673
	76,786	153,574	(g)	$16.97	1/14/2020				76,787	$923,748
	—	220,506	(i)	$18.37	1/13/2021				73,502	$884,229

Clifford E. Marks	37,983	105,510	(d)	$16.35	4/4/2021	19,888	(d)	$239,253
	22,395	14,932	(d)	$24.04	9/7/2021
	1	47,129	(f)	$9.22	1/15/2019				49,014	$589,638
	30,613	82,272	(g)	$16.97	1/14/2020				41,136	$494,866
	—	177,192	(i)	$18.37	1/13/2021				59,064	$710,540

Gary W. Ferrera	65,941	29,811	(c)	$18.01	5/1/2021	4,918	(c)	$59,164
	30,000	20,000	(e)	$19.37	1/8/2018	4,000	(e)	$48,120
	33,216	33,216	(f)	$9.22	1/15/2019				34,544	$415,564
	28,991	57,984	(g)	$16.97	1/14/2020				28,992	$348,774
	—	83,255	(i)	$18.37	1/13/2021				27,752	$333,857

Ralph E. Hardy	42,216	10,553	(c)	$16.35	4/4/2021	1,742	(c)	$20,956
	30,963	15,481	(f)	$9.22	1/15/2019				16,100	$193,683
	15,234	30,470	(g)	$16.97	1/14/2020				15,235	$183,277
	—	57,367	(i)	$18.37	1/13/2021				19,122	$230,038

Earl B. Weihe	14,328	3,581	(c)	$16.35	4/4/2021	592	(c)	$7,122
	9,734	4,867	(f)	$9.22	1/15/2019				5,061	$60,884
	6,960	13,922	(g)	$16.97	1/14/2020				6,961	$83,741
	20,000	40,000	(h)	$19.17	11/4/2020				20,000	$240,600
	—	51,034	(i)	$18.37	1/13/2021				17,011	$204,642

(a)	Options generally expire prior to date if named executive officer terminates employment.
(b)	Amounts are based on NCM, Inc.’s closing stock price, $12.03 per share, on December 29, 2011.
(c)	The options and restricted stock vest 20% per year commencing on January 1, 2008, subject to continuous service.
(d)	The options and restricted stock vest 20% per year commencing on January 1, 2009, subject to continuous service.
(e)	The options and restricted stock vest 20% per year commencing on January 8, 2009, subject to continuous service.
(f)	The options vest 33.33% per year commencing on January 15, 2010, subject to continuous service.
(g)	The options vest 33.33% per year commencing on January 14, 2011, subject to continuous service.
(h)	The options vest 33.33% per year commencing on November 4, 2011, subject to continuous service.
(i)	The options vest 33.33% per year commencing on January 13, 2012, subject to continuous service.
(j)	The restricted stock awards are scheduled to vest based on achievement of the actual cumulative Free Cash Flow target at the end of the three-year measuring period. Refer to “Compensation Discussion and Analysis—Long-Term Incentive” for the discussion of the 2009 shares that vested on February 27, 2012.

See “Compensation Discussion and Analysis—Long-Term Incentive” for additional information.

Option Exercises and Stock Vested at December 29, 2011

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(a)
Kurt C. Hall	—	—	15,686	$312,308
Clifford E. Marks	142,763	$649,633	9,944	$197,985
Gary W. Ferrera	—	—	6,918	$134,317
Ralph E. Hardy	—	—	1,742	$34,683
Earl B. Weihe	—	—	592	$11,787

(a)	Amounts are based on NCM, Inc.’s closing stock price on the date realized.

Potential Payments upon Termination or Change in Control

The following summaries set forth potential payments payable to NCM, Inc.’s named executive officers upon termination of their employment or a change in control of NCM, Inc. under their employment agreements, as amended, and under the Equity Incentive Plan. The following discussion is based on the assumption that the actual bonus amount would be the target amount reported as a non-equity incentive plan award in the Grants of Plan Based Awards table. Actual payments may be more or less than the amounts described below. In addition, NCM, Inc. may enter into new arrangements or modify these arrangements, from time to time. Each employment agreement provides definitions for the termination reasons.

The following table assumes the executive’s employment was terminated under each of these circumstances on December 29, 2011 and such payments and benefits have an estimated value of:

	Cash Severance(1)	Bonus(1)	Medical Insurance(2)	Term life Insurance(2)	Disability Insurance(2)	401(k) Employer Contrib.(2)	Value of Accelerated Equity Awards(3)
Kurt C. Hall(a)
Without Cause	$1,530,262	$765,131	$35,140	$3,236	$8,896	—	—
For Good Reason	$2,295,393	$765,131	$35,140	$3,236	$8,896	—	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	$3,443,090	$765,131	$43,925	$4,045	$11,120	—	$3,796,645
Death	—	$765,131	$17,570	—	—	—	—
Disability	—	$765,131	$17,570	$1,618	$4,448	—	—

Clifford E. Marks(b)
Without Cause or For Good Reason or Expiration of Agreement	$737,805	$509,953	$17,570	$1,561	$4,289	$6,600	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$2,144,056
Death	—	—	$17,570	—	—	—	—
Disability*	$368,903	—	$17,570	$1,561	$4,289	—	—

	Cash Severance(1)	Bonus(1)	Medical Insurance(2)	Term life Insurance(2)	Disability Insurance(2)	401(k) Employer Contrib.(2)	Value of Accelerated Equity Awards(3)
Gary W. Ferrera(c)
Without Cause or For Good Reason or Expiration of Agreement	$371,423	—	$17,570	$786	$2,159	$6,600	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$1,376,176
Death	—	—	$17,570	—	—	—	—
Disability*	$185,712	—	$17,570	$786	$2,159	—	—

Ralph E. Hardy(c)
Without Cause or For Good Reason or Expiration of Agreement	$286,642	—	$17,570	$604	$1,660	$6,600	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$751,015
Death	—	—	$17,570	—	—	—	—
Disability*	$143,321	—	$17,570	$604	$1,660	—	—

Earl B. Weihe(c)
Without Cause or For Good Reason or Expiration of Agreement	$255,000	—	$5,549	$540	$1,485	$6,269	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$635,684
Death	—	—	$5,549	—	—	—	—
Disability*	$127,500	—	$5,549	$540	$1,485	—	—

*	net of amounts offset by disability insurance payments
(1)	If the employment of the named executive officer is terminated by NCM, Inc. for reasons other than disability, death or cause, or the executive resigns for good reason, as defined in the agreement, or his agreement is not renewed on substantially equal terms, he will be entitled to severance for a specified period and any annual bonuses awarded but not yet paid. If the named executive officer’s employment terminates due to his death, his beneficiaries will receive his base salary paid through the end of the month of his death. Except for Mr. Hall, if the named executive officer terminates employment on account of his disability, in exchange for a release of claims against NCM, Inc., he will be entitled to his base salary for a period of six months following termination, offset by any disability benefits provided under a company sponsored benefit arrangement.
(a)	If the employment of Mr. Hall is terminated by NCM, Inc., for reasons other than permanent disability, death or cause, he will be entitled to severance equal to two times his base salary. If Mr. Hall resigns from NCM, Inc. with good reason, as defined in the agreement, he will be entitled to severance equal to three times his base salary. If, within three months before or one year after a change of control, as defined in the agreement, Mr. Hall resigns for good reason or his employment is terminated for reasons other than permanent disability, death or cause, he would be entitled to severance equal to four and one half times his base salary. If Mr. Hall terminates employment for any reason, other than cause, he or his beneficiaries will receive his actual bonus for the year prorated by the number of days until his termination to be paid at the same time bonuses are paid to other executives. Amounts are based on Mr. Hall’s base salary in effect on January 11, 2012.
(b)	Mr. Marks will be entitled to severance equal to the greater of (1) his base salary paid over the remaining existing term of the contract and a bonus equal to the last bonus paid per month applied against the remaining contract period or (2) one year of base salary plus 100% of the bonus amount paid for the last full year of employment. The cash severance amount is based on Mr. Marks’ base salary in effect on January 11, 2012, and the bonus amount is based on the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” for 2011.
(c)	Messrs. Ferrera, Hardy and Weihe’s severance represent base salary paid over 12 months based on their base salary in effect on January 11, 2012.
(2)	Except for Mr. Hall, if the employment of a named executive officer is terminated by NCM, Inc. for reasons other than disability, death or cause, or he resigns for good reason, as defined in the agreement, the named executive officer is entitled to receive an amount equal to NCM, Inc.’s premium costs or other contributions made by NCM, Inc. on behalf of each named executive officer with respect to all employee benefit plans or programs that such named executive officer was participating in on the date of his termination of employment, for a specified period. If Mr. Hall’s employment is terminated by NCM, Inc. for reasons other than disability, death or cause, or he resigns for good reason, as defined in the agreement, he will be entitled to payments equal to the amount of company contributions and payments under any medical, health and life insurance plans per month for the preceding calendar year, for a specified period. If the named executive officer terminates employment on account of his death or disability, he or his beneficiaries will be entitled to one year of continued coverage under the NCM, Inc. medical and health insurance plan pursuant to COBRA and life insurance coverage.

(a)	Amounts for Mr. Hall represent a 24-month period, except if within three months before or one year after a change of control, as defined in the agreement, then he is entitled to 30-months of continued benefits.

(b)	Amounts for Mr. Marks represent estimates until the date he receives equivalent coverage but not longer than the period for which his base salary is paid after termination.

(c)	Amounts for Messrs. Ferrera, Hardy and Weihe represent a 12-month period.

(3)	Under the Equity Incentive Plan, if within three months prior to or one year after the consummation of a change of control, as defined in the plan, the named executive officer’s employment is terminated by NCM, Inc., its affiliate or a successor in interest without cause or by the named executive officer for good reason, both as defined in the plan, then all outstanding options and stock appreciation rights shall become immediately exercisable and all other awards shall become vested and any restrictions will lapse. Amounts are based on NCM, Inc.’s closing stock price, $12.03 per share, on December 29, 2011.

Employment Agreements

On February 13, 2007, NCM, Inc. and NCM LLC entered into multi-year employment agreements with each of the named executive officers as described further below, except for Mr. Weihe. The agreements were amended effective as of January 1, 2009 in order to comply with the requirements of Section 409A and Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. NCM, Inc. and NCM LLC entered into an employment agreement with Mr. Weihe on August 24, 2011. The Compensation Committee believes these employment agreements are consistent with the industry standard in our industry for top executives. The agreements provide for payments and benefits if each executive’s employment with NCM, Inc. and its affiliates is terminated (i) without cause (as defined in the agreements), (ii) for good reason (as defined in the agreements), (iii) without cause or good reason three months prior to or within one year following a change of control (as defined in the agreements), (iv) in the event of death, and (v) in the event of disability. See “—Potential Payments upon Termination or Change in Control” for additional information about such payments and benefits.

Kurt C. Hall

Mr. Hall’s employment agreement, which initially had a two-year term beginning February 13, 2007, provides that he will serve as President, Chief Executive Officer and Chairman of the Board of NCM, Inc. On each May 24, beginning in 2007, one year is added to the term of the agreement. The agreement initially provided that Mr. Hall be paid an initial base salary at the rate of $700,000 per year, subject to annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed to be relevant by the Compensation Committee. The Compensation Committee increased Mr. Hall’s base salary to $721,000, $735,420, $750,128 and to $765,131 effective January 2008, January 2010, January 2011 and January 2012, respectively. In addition to base salary, Mr. Hall is eligible to receive an annual cash bonus pursuant to NCM, Inc.’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Mr. Hall will also be reimbursed for reasonable out-of-pocket business expenses. Under the agreement, during his employment and for 12 months thereafter, Mr. Hall, subject to certain limitations, has agreed not to compete with NCM, Inc. or any of its affiliates or subsidiaries or solicit anyone who was employed by these entities. Under the agreement, Mr. Hall has also agreed not to divulge or disclose confidential information of NCM, Inc. or its affiliates or subsidiaries except in the business of and for the benefit of NCM, Inc., or as required by law.

Clifford E. Marks

Mr. Marks’ employment agreement, which initially had a two-year term beginning February 13, 2007, provides that he will serve as the President of Sales. On September 30 of each year, beginning in 2008, the term is automatically extended by one year. Under the agreement, Mr. Marks is paid a base salary, which was initially at the rate of $675,000 per year with increases of not less than 1% annually; however NCM, Inc. and Mr. Marks agreed that his base salary would not be increased for fiscal 2009. The Compensation Committee increased Mr. Marks’ base salary to $695,250, $709,155, $723,338 and to

$737,805 effective January 2008, January 2010, January 2011 and January 2012, respectively. The Compensation Committee will review Mr. Marks’ salary at least annually and may increase (but not reduce) the base salary in its sole discretion. In addition to base salary, Mr. Marks is eligible to receive an annual cash bonus pursuant to NCM, Inc.’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. The Compensation Committee will review Mr. Marks’ bonus structure and may adjust the bonus structure in its sole discretion based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. Under the agreement, during his employment and for 12 months thereafter, Mr. Marks has agreed not to compete with NCM, Inc., its affiliates or subsidiaries, or solicit anyone who is an employee, officer or agent of these entities. Under the agreement, Mr. Marks has also agreed not to divulge or disclose customer lists or trade secrets of NCM, Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Gary W. Ferrera

Mr. Ferrera’s employment agreement, which initially had a one-year term beginning February 13, 2007, provides that he will serve as Executive Vice President and Chief Financial Officer of NCM, Inc. On each April 1, beginning in 2007, one year is added to the termination date. The agreement initially provided that Mr. Ferrera be paid an initial base salary of $325,000 per year, subject to further annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. The Compensation Committee increased Mr. Ferrera’s base salary to $350,000, $357,000, $364,140 and to $371,423 effective January 2008, January 2010, January 2011 and January 2012, respectively. In addition to base salary, Mr. Ferrera is eligible to receive an annual bonus pursuant to NCM, Inc.’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Under the agreement, during his employment and for 12 months thereafter, Mr. Ferrera has agreed not to compete with NCM, Inc. or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Ferrera has also agreed not to divulge or disclose customer lists or trade secrets of NCM, Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Ralph E. Hardy

Mr. Hardy’s employment agreement provides that he will serve as the Executive Vice President and General Counsel of NCM, Inc. The term of employment terminates on each December 31, but will be considered automatically renewed unless notice of termination is given by either party. The agreement initially provided that Mr. Hardy be paid an initial base salary at the rate of $221,728 per year, subject to further annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. The Compensation Committee increased Mr. Hardy’s base salary to $228,380, $262,637, $281,022 and to $286,642 effective January 2008, January 2010, January 2011 and January 2012, respectively. In addition to base salary, Mr. Hardy is eligible to receive an annual cash bonus pursuant to NCM, Inc.’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Under the agreement, during his employment and for so long as he is entitled to receive any benefits or payment under the agreement (but in no event less than 12 months), Mr. Hardy has agreed not to compete with NCM, Inc. or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Hardy has also agreed not to divulge or disclose customer lists or trade secrets of NCM, Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Earl B. Weihe

Mr. Weihe’s employment agreement, effective August 24, 2011, provides that he will serve as the Executive Vice President and Chief Operations Officer of NCM, Inc. The term of employment terminates on each December 31, but will be considered automatically renewed unless notice of termination is given by either party. The agreement initially provided that Mr. Weihe be paid an initial base salary at the rate of

$250,000 per year, subject to further annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. The Compensation Committee increased Mr. Weihe’s base salary to $255,000 effective January 2012. In addition to base salary, Mr. Weihe is eligible to receive an annual cash bonus pursuant to NCM, Inc.’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Under the agreement, during his employment and for so long as he is entitled to receive any benefits or payment under the agreement (but in no event less than 12 months), Mr. Weihe has agreed not to compete with NCM, Inc. or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Weihe has also agreed not to divulge or disclose customer lists or trade secrets of NCM, Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Director Compensation

Non-Employee Directors

For NCM, Inc.’s 2011 fiscal year, NCM, Inc.’s directors who were not its employees or employees of our founding members (“independent directors”) received an annual cash retainer of $42,309, plus $1,650 for each meeting of the board of directors they attended. In addition, NCM, Inc.’s independent directors received a restricted stock unit grant of 5,446 shares on January 13, 2011 at $18.37 per share. The restricted stock units are settled in shares of NCM, Inc.’s common stock. The restricted stock units vested on February 13, 2012, and had a value of $14.00 per share based on the closing price of NCM, Inc.’s common stock on the vesting date. The restricted stock unit awards include the right to receive dividend equivalents, subject to vesting. Annual retainers were paid to the chairperson of each committee of the board of directors as follows: $11,000 for the Audit Committee chairperson; $5,500 for each of the Compensation Committee chairperson and the Nominating and Governance Committee chairperson and $5,500 for the lead director retainer fee. Audit Committee members also receive $1,650 for each Audit Committee meeting they attend, and Compensation Committee and Nominating and Governance Committee members receive $1,100 for each meeting of those committees they attend. In addition, members of the Fathom special committee received $1,100 for each meeting they attended. The Fathom special committee was formed in 2010 to work with NCM Inc.’s management and the founding members to consider the restructuring of the Fathom business. NCM, Inc. reimbursed all of its directors for reasonable travel, lodging and other expenses related to their service on its board of directors.

In January 2012, the Nominating and Governance Committee considered compensation for 2012 for non-employee directors and recommended a 2% increase for all compensation. In addition, non-employee directors received a grant of 7,610 restricted stock units at $13.14 per share. The restricted stock units will be settled in shares of NCM, Inc.’s common stock. The restricted stock units are scheduled to vest on February 12, 2013, subject to continuous service. The restricted stock unit awards include the right to receive dividend equivalents, subject to vesting.

Employee Directors

NCM, Inc. employees and employees of our founding members who also serve as directors receive compensation for their services as employees from their respective employers, but they do not receive any additional compensation from NCM, Inc. for their service as its directors.

Fiscal 2011 Director Compensation

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	All Other Compensation(3)	Total
Lawrence A. Goodman	$97,859	$100,043	$4,575	$202,477
David R. Haas	$105,559	$100,043	$4,575	$210,177
James R. Holland, Jr.	$74,209	$100,043	$4,575	$178,827
Stephen L. Lanning	$73,659	$100,043	$4,575	$178,277
Edward H. Meyer	$62,109	$100,043	$4,575	$166,727
Scott N. Schneider	$87,959	$100,043	$4,575	$192,577

(1)	The following table provides details about each component of the “Fees Earned or Paid in Cash” column from the Fiscal 2011 Director Compensation Table above.

Name	Annual Retainer	Committee Chair Fees	Meeting Fees	Total Fees Earned or Paid in Cash
Lawrence A. Goodman	$42,309	$5,500	$50,050	$97,859
David R. Haas	$42,309	$11,000	$52,250	$105,559
James R. Holland, Jr.	$42,309	$5,500	$26,400	$74,209
Stephen L. Lanning	$42,309	$5,500	$25,850	$73,659
Edward H. Meyer	$42,309	—	$19,800	$62,109
Scott N. Schneider	$42,309	—	$45,650	$87,959

(2)	The amounts represent the aggregate grant date fair value of the restricted stock unit awards as computed under ASC 718 and do not represent cash payments made to the individuals or amounts realized. The grant date fair value of the awards was $18.37 per share, the closing price of NCM, Inc.’s common stock on January 13, 2011, the date of grant.
(3)	During 2011, NCM, Inc. accrued per share dividends of $0.20 on March 24, 2011 and June 2, 2011, respectively, and $0.22 on September 1, 2011 and December 1, 2011, respectively. The dividends were paid shortly after the vesting on February 13, 2012.

The restricted stock units are also subject to the terms and provisions of the Equity Incentive Plan. The following table provides details about the “Stock Awards” column from the Fiscal 2011 Director Compensation Table above.

	Fiscal 2011 Grants			Outstanding Equity Awards at December 29, 2011
Name	Grant Date	Number of Shares of Stock	Grant Date Fair Value of Stock Awards(a)	Number of Shares of Stock that Have Not Vested	Market Value of Shares of Stock that Have Not Vested(b)
Lawrence A. Goodman	1/13/2011	5,446	$100,043	5,446	$65,515
David R. Haas	1/13/2011	5,446	$100,043	5,446	$65,515
James R. Holland, Jr.	1/13/2011	5,446	$100,043	5,446	$65,515
Stephen L. Lanning	1/13/2011	5,446	$100,043	5,446	$65,515
Edward H. Meyer	1/13/2011	5,446	$100,043	5,446	$65,515
Scott N. Schneider	1/13/2011	5,446	$100,043	5,446	$65,515

(a)	Calculated in accordance with ASC Topic 718 as described in footnote (2) to the Fiscal 2011 Director Compensation Table and based on NCM, Inc.’s closing share price on the grant date of $18.37 per share on January 13, 2011.
(b)	Amounts are based on NCM, Inc.’s closing stock price, $12.03 per share, on December 29, 2011.

Compensation Risk Assessment

NCM, Inc. does not believe it currently has overall compensation practices that are reasonably likely to have a material adverse effect on NCM, Inc. NCM, Inc.’s Compensation Committee reviewed the compensation policies and practices for all employees, including executive officers. The Compensation Committee considered whether the compensation program encouraged excessive risk taking by employees at the expense of NCM, Inc.’s long-term value. Based upon its assessment, the Compensation Committee does not believe that the compensation program encourages excessive or inappropriate risk-taking. The Compensation Committee believes that the design of the compensation program, which includes a mix of annual and long-term incentives, cash and equity awards and retention incentives, is balanced and does not motivate imprudent risk-taking.

Compensation Committee Interlocks and Insider Participation

NCM, Inc. does not have any interlocking relationships between any member of its Compensation Committee and any of its executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Voting Securities and Principal Holders

Our common membership units are not publicly traded and are owned by AMC, Cinemark, Regal and NCM Inc. as described further below. Our manager, NCM Inc., has common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of NCM Inc.’s common stock as of June 28, 2012, by:

•	each person (or group of affiliated persons) who is known by NCM Inc. to own beneficially more than 5% of its common stock;

•	each of NCM Inc.’s executive officers and directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, NCM Inc. believes that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. As of June 28, 2012, the percentage of beneficial ownership for NCM Inc. is based on 54,446,443 shares of common stock outstanding (excluding unvested restricted stock) and 111,978,019 membership units outstanding for NCM LLC, of which 54,446,443 were owned by NCM Inc. Unless indicated below, the address of each individual listed below is 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405.

Beneficial Ownership

Name of Beneficial Owner	Shares of NCM Inc. Common Stock	NCM LLC Common Membership Units (1)	Percent of Class
Five Percent Stockholders
American Multi-Cinema, Inc. and Affiliates (2)	—	17,323,782	24.1%
Cinemark Holdings, Inc. (3)	—	18,094,644	24.9%
Regal Entertainment Group and Affiliates (4)	—	22,113,150	28.9%
Janus Capital Management LLC (5)	5,906,963	—	10.8%
Janus Triton Fund (5)	3,245,825	—	6.0%
BlackRock, Inc. (6)	4,365,728		8.0%
AllianceBernstein LP (7)	4,122,668	—	7.6%
Ameriprise Financial, Inc. and Related (8)	3,419,446	—	6.3%
Baron Capital Group, Inc. and Affiliates (9)	2,900,000	—	5.3%
TimesSquare Capital Management, LLC (10)	2,825,600	—	5.2%

Directors and Executive Officers
Kurt C. Hall (11)	1,268,573	—	2.3%
Clifford E. Marks (12)	335,819	—	*
Gary W. Ferrera (13)	320,772	—	*
Ralph E. Hardy (14)	165,435	—	*
Earl B. Weihe (15)	88,066	—	*
Gerardo I. Lopez	0	—	0%
Amy E. Miles	0	—	0%
Lee Roy Mitchell	0	—	0%
Lawrence A. Goodman	9,007	—	*

Name of Beneficial Owner	Shares of NCM Inc. Common Stock	NCM LLC Common Membership Units (1)	Percent of Class
David R. Haas	25,587	—	*
James R. Holland, Jr.	19,587	—	*
Stephen L. Lanning	11,126	—	*
Edward H. Meyer	13,126	—	*
Scott N. Schneider	19,587	—	*
All directors, nominees for director and executive officers as a group (14 persons)	2,276,685	—	4.0%

*	Less than one percent.
(1)	NCM LLC common membership units are redeemable at any time at the option of the holder. Upon any redemption, NCM, Inc. may choose whether to redeem the units for shares of its common stock on a one-for-one basis or for a cash payment equal to the market price of shares of NCM, Inc. common stock. If each member of NCM LLC chose to redeem all of its NCM LLC common membership units and NCM, Inc. elected to issue shares of NCM, Inc. common stock in redemption of all of the units, AMC would receive 17,323,782 shares of NCM, Inc. common stock, Cinemark would receive 18,094,644 shares of NCM, Inc. common stock and Regal would receive 22,113,150 shares of NCM, Inc. common stock. These share amounts would represent 15.5%, 16.2% and 19.7%, respectively, of our outstanding common stock, assuming that all of the NCM LLC units are converted into our common stock.
(2)	Includes American Multi-Cinema, Inc., AMC Entertainment Inc., Marquee Holdings Inc. and AMC Entertainment Holdings, Inc. The address of these stockholders is 920 Main Street, Kansas City, Missouri 64105. Represents beneficial ownership as of March 17, 2011 based on the Statement of Changes in Beneficial Ownership of Securities on Form 4 filed on March 23, 2011.
(3)	Includes Cinemark Holdings, Inc., Cinemark USA Inc and Cinemark Media, Inc. The address of these stockholders is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093. Represents beneficial ownership as of March 15, 2012 based on the Statement of Changes in Beneficial Ownership of Securities on Form 4 filed on March 19, 2012.
(4)	Includes Regal Entertainment Group, Regal Entertainment Holdings, Inc., Regal Cinemas Corp and Regal Cinemas Inc. at 7132 Regal Lane, Knoxville, Tennessee 37918 and Anschutz Company and Phillip F. Anschutz at 555 Seventeenth Street, Suite 2400, Denver, Colorado 80202. Represents beneficial ownership as of March 15, 2012 based on the Statement of Changes in Beneficial Ownership of Securities on Form 4 filed on March 19, 2012.
(5)	The address of these stockholders is 151 Detroit Street, Denver, Colorado 80206. Represents beneficial ownership as of March 31, 2012 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on April 11, 2012.
(6)

The address of this stockholder is 40 East 52nd Street, New York, New York 10022. Represents beneficial ownership as of December 30, 2011 based on the Statement of Beneficial Ownership filed on Schedule 13G on February 9, 2012.

(7)	The address of this stockholder is 1345 Avenue of the Americas, New York, New York 10105. Represents beneficial ownership as of December 31, 2011 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 13, 2012.
(8)	Includes Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC. The address of these stockholders is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474 and 225 Franklin Street, Boston, Massachusetts 02110, respectively. Represents beneficial ownership as of December 31, 2011 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 13, 2012.
(9)

Includes Baron Capital Group, Inc., BAMCO Inc, Ronald Baron and Baron Small Cap Fund. The address of these stockholders is 767 Fifth Avenue, 49th floor, New York, New York 10153. Represents beneficial ownership as of December 31, 2011 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 14, 2012.

(10)

The address of this stockholder is 1177 Avenue of the Americas, 39th Floor, New York, New York 10036. Represents beneficial ownership as of December 31, 2011 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 8, 2012.

(11)	Includes 965,973 stock options that were vested and exercisable within 60 days of June 28, 2012.
(12)	Includes 298,542 stock options that were vested and exercisable within 60 days of June 28, 2012.
(13)	Includes 287,919 stock options that were vested and exercisable within 60 days of June 28, 2012.
(14)	Includes 148,805 stock options that were vested and exercisable within 60 days of June 28, 2012.
(15)	Includes 83,443 stock options that were vested and exercisable within 60 days of June 28, 2012.

To NCM Inc.’s knowledge, none of its officers or directors has pledged any of his or her shares.

Certain Relationships and Related Party Transactions

General

Before the completion of NCM, Inc.’s IPO in February 2007, NCM LLC was wholly owned by our founding members. In connection with the completion of the IPO, NCM, Inc. purchased from NCM LLC a number of newly issued common membership units, at a price per unit equal to the IPO price per share, less underwriting discounts and commissions and related offering expenses. We paid a portion of the proceeds we received from the sale of our units to NCM, Inc. to our founding members in exchange for their agreement to modify payment obligations under their ESA. In connection with the completion of the IPO, the underwriters exercised their over-allotment option to purchase additional shares in full, and we issued an equivalent number of additional units in NCM LLC to NCM, Inc.

As of December 29, 2011, NCM, Inc. owned approximately 48.7% of the outstanding common membership units in NCM LLC, and the founding members collectively owned approximately 51.3% of the outstanding common membership units in NCM LLC. NCM, Inc. is the sole managing member of NCM LLC.

We entered into several agreements to effect the reorganization and the financing transaction in connection with the IPO and to define and regulate the relationships among us, NCM, Inc. and the founding members after the completion of the IPO. Except as described in this section, we do not expect to have any material arrangements with NCM, Inc., the founding members or any of NCM, Inc.’s or their respective directors, officers or other affiliates going forward, other than ordinary course business relationships.

Further transactions between us, NCM, Inc. and our founding members, if any, have been and will continue to be approved by NCM, Inc.’s Audit Committee, which is composed of independent members of NCM, Inc.’s board of directors, or another committee comprised entirely of independent members of NCM, Inc.’s board. NCM, Inc.’s Audit Committee charter authorizes the Audit Committee to hire financial advisors and other professionals to assist the committee in evaluating and approving any transaction between us and any related party, including our founding members.

Transactions with Founding Members

Exhibitor Services Agreements

On February 12, 2007, NCM LLC and each of AMC, Cinemark and Regal agreed upon the final terms of the ESAs between NCM LLC and AMC, Cinemark and Regal, respectively. The ESAs, which replace the ESAs previously in effect among NCM LLC, AMC, Cinemark and Regal, were executed by the parties effective February 13, 2007. Certain basic terms of the ESAs are discussed below:

Services Provided. Pursuant to the ESAs, NCM LLC is the exclusive provider within the United States of advertising services in the founding members’ theatres (subject to pre-existing contractual obligations and other limited exceptions for the benefit of the founding members), as well as of meeting events and digital programming events through our Fathom events business, and the founding members agree to participate in such services. Advertising services include on-screen advertising and the FirstLook pre-show, use of the lobby entertainment network and lobby promotions. Events involve the distribution of digital programming events through our Fathom Consumer business. Meetings involved the hosting of meetings and distribution of digital content through our Fathom Business line. The content, promotions, events, and activities that are included within the services provided by us are generally referred to herein as the services.

Term and Termination. The ESAs entered into at the completion of the NCM, Inc. IPO have a term of 30 years for advertising. The terms for Fathom events businesses are five years with provisions for automatic renewal for a series of additional five-year terms through 2037 if certain financial performance conditions during each five-year term are met by our Fathom Business or Fathom Consumer businesses, as applicable. If such financial performance conditions are not met, the founding member may elect to extend the term relating to meetings or digital programming, as applicable so long as the Fathom Business and Fathom Consumer businesses are profitable (as defined). If the Fathom Business and Fathom Consumer businesses are not profitable (as defined) either the founding members or NCM LLC may elect not to extend the term relating to those businesses. Beginning one year prior to the end of the 30-year term of the ESAs, we will have a five-year right of first refusal to enter into a services agreement for the services provided under the ESA with the applicable founding member on terms equivalent to those offered by a third-party.

The financial performance conditions for the Fathom Business division for the period ending December 29, 2011 were not met and certain of the rights and obligations associated with that part of the Fathom business are being transferred back to the founding member circuits. The financial performance conditions for the Fathom Consumer entertainment programming part of the Fathom business were met and thus our rights have been extended for a second five-year term through the end of fiscal 2016.

Either party may terminate the agreement upon:

•	a material breach of the ESA by the other party after notice and a cure period;

•	a government, regulatory or judicial injunction, order or decree; or

•

bankruptcy, insolvency or dissolution of the other party, appointment of a receiver or trustee for the other party who is not dismissed within 60 days or cessation of business or inability to pay debts.

Theatres. The founding members are required to make all of their theatres available for the services, including theatres that are newly acquired or built during the term of the ESA, but excluding draft house and art house theatres (attendance at which shall not exceed 4% of the attendance at the founding member’s participating theatres for the preceding year) and screens exhibiting IMAX technology. For newly acquired theatres that are subject to contracts with an alternative cinema advertising provider, if the founding member wishes to receive common membership units in NCM LLC (as provided in the Common Unit Adjustment Agreement described below) at the time the theatres are acquired, the ESA provides that the founding member may make certain run out payments until NCM LLC can utilize the theatres for all of its services. Alternatively, the founding member may wait to receive common membership units for the acquired theatres until the contracts with the alternative providers have expired and NCM LLC may provide its services without limitation.

Lobby Entertainment Network. With exceptions for digitized theatres that already have lobby screens for the LEN, the founding members are required to have one LEN screen in digitized theatres with ten or fewer auditoriums, two LEN screens in digitized theatres with eleven to twenty auditoriums and three LEN screens in digitized theatres with more than twenty auditoriums.

Inventory. The pre-feature program for digital on-screen advertising is generally 20 to 30 minutes long, and the founding members have agreed to use commercially reasonable efforts to open their auditoriums to customers at least 20 minutes prior to the advertised show time. Lobby entertainment network advertising is displayed in a repeating loop. With respect to lobby promotions, there is an inventory of lobby promotions that are pre-approved by the founding members. Additional lobby promotions may be added to the pre-approved inventory upon consent by us and the founding member. For Fathom events (except Sunday church worship services, which require approval), the ESA also establishes pre-approved periods when such events may be exhibited in applicable theatres, specifically on Monday through Thursday evenings for digital programming events and Monday through Thursday from 6:00 a.m. to 6:00 p.m. for meetings, in both cases except during specified peak holiday periods. Fathom Consumer events may be exhibited and Fathom Business events may be conducted at other times upon consent by us and the founding member.

Payments. In consideration for our access to our founding members’ theatre attendees for on-screen advertising and use of off-screen locations within the founding members’ theatres for the lobby entertainment network and lobby promotions, the founding members receive a monthly theatre access fee under the ESAs. The theatre access fee is composed of a fixed payment per patron and a fixed payment per digital screen, which will be adjusted for any advertising exhibited by some, but not all, theatres or founding members because of content objections or technical capacity. The payment per theatre patron will increase by 8% every five years with the first such increase taking effect after the end of fiscal 2011 and the payment per digital screen increases annually by 5%, beginning after the end of fiscal 2007. In 2011, the theatre access fee aggregate payments to the founding members totaled $55.4 million. The theatre access fee paid in the aggregate to all founding members cannot be less than 12% of our aggregate advertising revenue (as defined in the ESA), or it will be adjusted upward to reach this minimum payment. Beginning on October 1, 2010, the theatre access fee paid to our founding members included an additional fee for digital cinema systems connected to our advertising network pursuant to an amendment of the ESAs entered into during 2010. These new systems will not only provide higher quality 2D images, they will also expand our capability to provide 3D advertising and 3D live and pre-recorded Fathom events.

In consideration for the exhibition of Fathom Consumer events, the founding members retain 15% of the revenue from ticket sales, net of taxes and refunds and 100% of the concession sales. We distribute a total of 15% of the net revenue received from any promotional fee for a Fathom Consumer event to the founding members that participated in such Fathom Consumer event, allocated based upon the number of tickets sold. Revenue from Fathom Business events is shared based on the type of event. On November 5, 2008, NCM LLC and the founding members agreed to an amendment of the ESA that, among other things, provides the founding members with the flexibility to book digital programming directly with major studios and provides us a payment of a percentage of the ticket revenue associated with the event, however there were no such events in 2011.

For Fathom Business Meetings with a Movie (as defined in the ESA) or Fathom Business Meetings with a Consumer Event (as defined in the ESA), the founding member retains the proceeds of movie ticket sales for a full sale of the auditorium (at adult ticket prices) and we retain other fees associated with the meeting. For meetings without a movie, we pay the founding member 15% of the rental revenue for the meeting. For church worship services, we pay the founding member 50% of the rental revenue for the meeting. In 2011, aggregate payments to the founding members for use of their screens and theatres for our meetings and events business totaled $8.3 million.

We pay the cost associated with providing our services to the founding members’ theatres, which includes selling and marketing expenses (including base salaries, commissions and benefits of our advertising sales staff and marketing, public relations and research departments), network operations and maintenance costs (including costs to run our network operations center, satellite bandwidth costs and costs for the maintenance of the network software and hardware), advertising and event costs (including production and other costs associated with non-digital advertising, and direct costs of events) and administrative expenses (including salaries, bonuses and benefits for our administrative staff and occupancy costs). The founding members pay the in-theatre operational costs of exhibiting the services within the theatres (such as electricity), except that any incremental costs (such as third-party security at digital programming events) may be reimbursed by us.

Beverage Concessionaire Agreements. Under the ESAs, we display up to 90 seconds of on-screen advertising for beverage concessionaires at the time established in their agreements with the founding members and the founding members are required to pay us an initial beverage agreement advertising rate based on CPM (cost per thousand) impressions for the beverage advertising. During 2011, we displayed 60 seconds of on-screen advertising for beverage concessionaires for all founding member exhibitors. As long as the beverage agreement advertising rate does not exceed the highest rate being charged by us for on-screen advertising, the rate increases annually at a rate of (a) 8% per year for each of the first two calendar years following our 2007 fiscal year, (b) 6% per year for the next two fiscal years, and (c) for all following years, at an annual percentage equal to the annual increase in the advertising rate charged by us to unaffiliated third parties. In 2011, total revenue from the founding members related to the beverage concessionaire agreements totaled $38.0 million.

Equipment. Founding members’ existing digitized theatres have the requisite equipment to participate in the advertising services. Equipment acquisitions are funded by the founding members. For newly acquired and built theatres, as well as theatres converting from the non-digitized to digitized format, in most cases we are responsible for procuring the equipment necessary to deliver our services on behalf of the founding members, however the founding members have the option to procure equipment directly. The founding members will pay for (through a reimbursement to us or directly) any equipment within the theatre and we will pay for the equipment that is not within or attached (satellite dish) to the theatres and for any testing equipment installed within the theatres to maintain our software. Under the ESAs, the founding members will be responsible for the cost of installation of equipment purchased, but they may elect to have us perform the installation, in which case we will be reimbursed for installation services. If satellite service is not available and a landline connection is required for delivery of its services, we will pay for the costs of the landline connection with respect to delivery of content from us to the founding member’s wide area network, and the founding member will pay the costs with respect to delivery of content from its wide area network to its theatres.

Each party owns the equipment for which it pays or for which it reimburses the other party. We may request replacement, upgrade or modification of equipment or software in any theatre, provided such request is made to all founding members, and we and the founding member will negotiate the terms and cost-sharing of any upgrade requests. Under the ESAs, if no agreement is reached regarding the upgrade request, We may elect to pay for the proposed replacements, upgrades or modifications. The parties, pursuant to the ESAs, agree to use commercially reasonable efforts to replace the current digital content network through the integration with any network for delivery of digital cinema services so that our services can be delivered over any such digital cinema network. As the majority of the cost of the digital cinema deployment will be funded by others, it is not expected to create a significant increase in our capital expenditures and is not expected to have a material adverse impact on our Adjusted OIBDA as increases in our operating costs are expected to be offset by the sales benefits associated with the higher quality projection and ability to display 3D advertising and events. We will perform repair and routine maintenance of equipment, unless the founding member elects to assume this responsibility. If we are performing repair and routine maintenance, it will bear the cost of repairs (subject to limited restrictions), but not replacement. The founding member will pay the expense of equipment repair or replacement if the expense would constitute a capital expense for us or if the expense is payable by the founding member’s insurance provider upon theft or insured damage.

Content Standards. Section 4.03 of each of the ESAs establishes content standards for the services that we provide. Specifically, content may not (a) be subject to a Motion Picture Association of America “X” or “NC-17” rating or the equivalent; (b) promote illegal activity; (c) promote the use of tobacco, sexual aids, birth control, firearms, weapons or similar products; (d) promote alcohol, except prior to “R”-rated films in an auditorium; (e) constitute religious advertising, except the time and location for local church services; (f) constitute political advertising or promote gambling; (g) promote competitive theatres, theatre circuits or other entities that compete with the founding member or us; (h) violate any of the founding member’s beverage agreements or identified exclusive contractual relationships; or (i) otherwise negatively reflect on the founding member or adversely affect the founding member’s attendance, as determined in the founding member’s reasonable discretion and specified with respect to the geographical locations affected. If certain founding members decline to exhibit an advertisement on the basis of these content standards, while other founding members agree to exhibit it, the revenue from such advertisement is considered “4.03 Revenue.” 4.03 Revenue will increase the theatre access fee paid to the founding members that displayed such advertisement relative to the founding members that did not display such advertisement in all or some of their theatres.

Founding Member Brand. The ESAs provides that we, in coordination with each founding member, create a brand identity for the founding member, presented in interstitial messaging during the FirstLook pre-feature program, including an introduction and close to the program. We also include in the pre-feature show up to two minutes for promotion of the founding member in segments called branded slots, and we include founding member branding in the policy trailer we produce. The branded slots may include theatre advertising, as described below. The branded slots are provided by us to the founding members at no charge and include 45 seconds within 15 minutes of show time, 15 seconds of which is placed within 11 minutes of show time, and the remainder placed at our discretion. We may move the placement of the branded slots up to one minute further from the advertised movie show time if we sell additional advertising units to third parties that will follow the branded slots. After the advertised show time (and after the pre-feature show), the founding members may also exhibit a policy trailer regarding theatre policy and operations. The policy trailer may include promotions of the founding member’s concessions and may display branding of film studios, distributors or production companies. Upon prior written approval of the founding member, we may sell advertising for inclusion in the policy trailer. Under the ESAs, we provide, at no additional cost to the founding members, creative services to prepare branding material for the founding members, subject to a 1,000 hour annual limit for creative services to each founding member. After this hour limit is reached, the founding member may purchase additional creative services on an hourly basis. For 2011, AMC used 330 hours, Cinemark used 893 hours and Regal used 818 hours of creative services provided by us. In addition, AMC paid us approximately $35,000 for additional creative services provided in 2011.

Founding Member Strategic Programs. The ESAs allow a founding member to exhibit advertising that is not directly related to theatre operations but is designed to promote the theatres or the movie-going experience to increase attendance or revenue (other than revenue from the sale of advertising) for the founding member (called a founding member strategic program). The founding member, at no cost, may use one minute for every 30 minutes of advertising on the lobby entertainment network and certain lobby promotions for its strategic programs in up to two local or regional promotions per theatre per flight (the approximately four- to five-week period that advertising content runs before being refreshed by us) and up to four national promotions per year, provided that only one national promotion is running at any given time. The founding member may purchase an additional minute of LEN time, for strategic programs at rate card rates and subject to availability. Any additional strategic advertising on the lobby entertainment network or as part of a lobby promotion must be agreed to by us. There was not a significant amount of lobby entertainment network or lobby promotion provided to the founding members during 2011.

Theatre Advertising. The ESAs permit the founding members to use their branded slot time (as described above) within the FirstLook program and the lobby entertainment network and certain lobby promotions to promote various activities associated with operation of the theatres, including concessions, ticketing partners, gift card and loyalty programs, special events presented by the founding member and vendors of non-film related services provided to theatres, so long as such promotions are incidental to the vendor’s service (called theatre advertising). The ESAs also permit the founding members to:

•	purchase additional theatre advertising at an arm’s length basis and subject to availability;

•	include promotion of concessions and display branding of film studios, distributor or production companies in the policy trailer;

•	exhibit theatre advertising and other internal programming, on lobby screens in excess of the lobby entertainment network requirements;

•

promote the grand opening of a theatre with promotions involving local businesses for the period of 14 days before to 14 days after the opening of such theatre, which may include, subject to availability, one on-screen advertisement of 30 seconds in length;

•	place advertising for full-length feature films on special popcorn tubs in circumstances where we do not sell such advertising; and

•	allow employee uniform suppliers to advertise on theatre employees’ uniforms.

Non-Competition. The founding members agree not to compete with us in the businesses that the ESA authorizes us to conduct, unless:

•	the founding member or an affiliate acquires a competing business as an incidental part of an acquisition and disposes of the competing business as soon as practicable;

•	the founding member and any affiliates acquire an aggregate direct or indirect ownership of less than 10% of the voting power of a competitive business; or

•

the founding member enters into an agreement for the acquisition or installation of equipment or the provision of services with a competitor of us, if there is no violation of our exclusive provision of services under the ESA.

Certain Other Provisions. The ESA includes (a) a limited license from us to the founding member for use of our software and marks and (b) a limited license from the founding member to us for use of the founding member’s marks. Each party makes standard representations and warranties, such as due formation and authorization to enter into and perform the agreement, and each party agrees to indemnify the other for certain liabilities. If the ESA with one founding member is amended, other founding members have the right to amend their ESAs to match such change pursuant to a most-favored nations provision. Neither party may assign, including by operation of law, its rights or obligations under the ESA, except to certain permitted transferees affiliated with the transferring entity.

Net Payments to Founding Members. In 2011, the net payments to (from) each founding member for theatre access fees, payments for use of their screens and theatres for our meetings and events business and for beverage concessionaire agreements were $7.7 million to AMC, $7.3 million to Cinemark and $10.7 million to Regal, respectively.

April 2012 Amendment. In connection with the issuance of the original notes, NCM LLC amended each of the ESAs with the founding members to permit a security interest in the ESAs under the security documents related to the offering of the notes.

NCM LLC Operating Agreement

On February 12, 2007, NCM, Inc., AMC, Cinemark and Regal agreed upon final terms of the NCM LLC third amended and restated limited liability company operating agreement. The restated operating agreement was executed by the parties effective February 13, 2007. On March 16, 2009, we entered into a First Amendment to the NCM LLC third amended and restated limited liability company operating agreement to redefine the purpose of the Company to permit it to provide advertising at a variety of out-of-home advertising venues in addition to movie theatres. On August 6, 2010, we entered into a Second Amendment to the NCM LLC third amended and restated limited liability company operating agreement to modify the timing of written notice should a founding member desire to exercise its option to redeem common membership units. Certain basic terms of the restated operating agreement are discussed below.

Appointment as Manager. Under the restated operating agreement, NCM, Inc. became a member and the sole manager of NCM LLC. As the sole manager, NCM, Inc. controls all of the day to day business affairs and decision-making of NCM LLC without the approval of any other member. As such, NCM, Inc., through its officers and directors, is responsible for all operational and administrative decisions of NCM LLC and the day-to-day management of our business. Furthermore, NCM, Inc. cannot be removed as manager of NCM LLC.

Except as necessary to avoid being classified as an investment company or with the founding members’ approval, as long as NCM, Inc. is the manager of NCM LLC its business will be limited to owning and dealing with units, managing the business of NCM LLC, fulfilling its obligations under the Exchange Act, and activities incidental to the foregoing.

Founding Member Approval Rights. If any director designee to NCM, Inc.’s board of directors designated by our founding members pursuant to the Director Designation Agreement described below is not appointed to NCM, Inc.’s board, nominated by NCM, Inc. or elected by its stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of our issued and outstanding common membership units) will be entitled to approve the following actions of NCM LLC:

•	approving any budget or any amendment or modification of the budget;

•	incurring any indebtedness or entering into or consummating any other financing transaction that is not provided for in the budget;

•

entering into or consummating any agreements or arrangements involving annual payments by NCM LLC (including the fair market value of any barter) in excess of $5 million (subject to annual adjustment based on the Consumer Price Index), except as otherwise provided in the budget, or any material modification of any such agreements or arrangements;

•

entering into or consummating any agreements or arrangements involving annual receipts (including the fair market value of any barter) in excess of $20 million (subject to annual adjustment based on the Consumer Price Index), or any material modification of any such agreements or arrangements;

•

except as contemplated herein, declaring, setting aside or paying any redemption of, dividends on, or the making of any other distributions in respect of, any of its membership units or other equity interests in NCM LLC, as the case may be, payable in cash, stock, property or otherwise, or any reorganization or recapitalization or split, combination or reclassification or similar transaction of any of its units, limited liability company interests or capital stock, as the case may be;

•

amending any provision of the restated operating agreement to authorize, or to issue, any additional membership units or classes of units or other equity interests and the designations, preferences and relative, participating or other rights, powers or duties thereof;

•

hiring or terminating the employment of the chief executive officer, chief financial officer, chief technology officer or chief sales and marketing officer of NCM LLC, or the entering into, amendment or termination of any employment, severance, change of control or other contract with any employee who has a written employment agreement with NCM LLC;

•	changing the purposes of NCM LLC, or the provision by NCM LLC of any services beyond the scope of the services defined in the ESAs, or services outside of the United States or Canada;

•	entering into any agreement with respect to or the taking of any material steps to facilitate a transaction that constitutes a change of control of NCM LLC or a proposal for such a transaction;

•

leasing (as lessor), licensing (as licensor) or other transfer of assets (including securities) (x) having a fair market value or for consideration exceeding $10 million (subject to annual adjustment based on the Consumer Price Index), taken as a whole, or (y) to which the revenue or the profits attributable exceed $10 million (subject to annual adjustment based on the Consumer Price Index), taken as a whole, in any one transaction or series of related transactions, in each case, determined using the most recent quarterly financial statements of NCM LLC;

•

entering into any agreement with respect to or consummating any acquisition of any business or assets having a fair market value in excess of $10 million (subject to annual adjustment based on the Consumer Price Index) taken as a whole, in any one transaction or series of related transactions, whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;

•

settling claims or suits in which NCM LLC is a party for an amount that exceeds the relevant provision in the budget by more than $1 million (subject to annual adjustment based on the Consumer Price Index) or where equitable or injunctive relief is included as part of such settlement;

•

entering into, modifying or terminating any material contract or transaction or series of related transactions (including by way of barter) between (x) NCM LLC or any of its subsidiaries and (y) any member or any affiliate of any member or any person in which any founding member has taken, or is negotiating to take, a material financial interest, in each case, other than relating to the purchase or sale of products or services in the ordinary course of business of NCM LLC;

•

entering into any agreement for NCM LLC to provide to any new member or affiliate of any new member any services similar to those set forth in the ESAs described above, or admitting to NCM LLC any new member;

•

entering into, modifying or terminating any agreement for NCM LLC to provide any services to any person (other than a member or affiliate of a member) that requires capital expenditures or guaranteed payments in excess of $1 million annually (subject to annual adjustment based on the Consumer Price Index);

•

dissolution of NCM LLC; the adoption of a plan of liquidation of NCM LLC; any action by NCM LLC to commence any suit, case, proceeding or other action (i) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to NCM LLC, or seeking to adjudicate NCM LLC as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to NCM LLC, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for NCM LLC, or for all or any material portion of the assets of NCM LLC, or making a general assignment for the benefit of the creditors of NCM LLC;

•	approving any significant tax matters;

•	valuation determinations to be made under the restated operating agreement;

•	amending or changing certain provisions of the restated operating agreement; and

•	any expenditure by NCM LLC to replace, upgrade or modify any equipment or software owned by any of the founding members or their affiliates.

For purposes of calculating the 5% ownership thresholds discussed above, shares of NCM, Inc. common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold, but common membership units issued to NCM, Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption or such founding member has disposed of such shares of common stock to another founding member. Shares of NCM, Inc. common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units. NCM LLC common membership units held by permitted transferees of a founding member will be combined with units held by the founding member for purposes of determining whether the 5% threshold has been met, and the founding member and its permitted transferees may exercise their designation rights jointly. Permitted transferees include affiliates of the founding member and entities that are owned more than 50% by the same entity or entities that ultimately control the founding member.

Compensation. NCM, Inc. is not entitled to compensation for its services as manager except as provided in the Management Services Agreement described under “—Transactions with NCM, Inc.—Management Services Agreement” below, or as otherwise approved by a vote of the members holding a majority of the outstanding common membership units plus each founding member. NCM, Inc. is entitled to reimbursement by us for its reasonable out-of-pocket expenses incurred by it on our behalf.

Distributions. The restated operating agreement provides for mandatory distributions to members of all “Available Cash,” as defined in the restated operating agreement. Available Cash does not include amounts drawn or paid under our working capital line of credit. The mandatory distributions must occur quarterly. In 2011, available cash distributions totaled $161.7 million. Of that amount, the portion payable to NCM, Inc., AMC, Cinemark and Regal totaled $78.7 million, $25.3 million, $25.5 million and $32.2 million, respectively.

Transfer Restrictions. The restated operating agreement generally permits transfers of membership units of NCM LLC, subject to limited exceptions. Any transferee of membership units must assume, by operation of law or written agreement, all of the obligations of the transferring member with respect to the transferred units, even if the transferee is not admitted as a member of NCM LLC. In the event of a transfer of membership units by a founding member, the transferee shall not have the rights and powers of a founding member (such as the right to designate directors for nomination), unless the transferee is an entity that is affiliated with the founding member or that is controlled by certain owners of the founding member.

Common Unit Redemption Right. The restated operating agreement provides a redemption right of the members to exchange common membership units of NCM LLC for shares of NCM, Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalization or similar events), or at NCM, Inc.’s option, a cash payment equal to the market price of one share of NCM, Inc. common stock. If NCM, Inc. determines to make a cash payment, the member has the option to rescind its redemption request within a specified time period. In the event of a determination to make a cash payment, NCM, Inc. is obligated to sell to a third party a number of shares equal to the number of redeemed units, to ensure that the number of NCM LLC common units owned by NCM, Inc. equals the number of outstanding shares of NCM, Inc. common stock. Upon the exercise of the redemption right, the redeeming member will surrender common units to NCM LLC for cancellation. Pursuant to its amended and restated certificate of incorporation, NCM, Inc. will then contribute cash or shares of its common stock to NCM LLC in exchange for an amount of newly issued common units equal to the number of units surrendered by the redeeming member. NCM LLC will then distribute the cash or shares of common stock to the redeeming member to complete the redemption.

During the third quarter of 2010, AMC and Regal exercised the redemption right of an aggregate 10,955,471 common membership units, whereby AMC and Regal surrendered 6,655,193 and 4,300,278 common membership units to NCM LLC for cancellation, respectively. NCM, Inc. contributed an aggregate 10,955,471 shares of its common stock to NCM LLC in exchange for a like number of newly issued common membership units. NCM LLC then distributed the shares of common stock to AMC and Regal to complete the redemptions.

Issuance of Units upon Exercise of Options or Vesting of Other Equity Compensation. Upon the exercise of options NCM, Inc. has issued or the vesting of shares for other types of equity compensation (such as issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), NCM, Inc. will have the right to acquire from us a number of common units equal to the number of NCM, Inc. shares being issued in connection with the exercise of options or vesting of shares for other types of equity compensation. In consideration for such units, NCM, Inc. will contribute to NCM LLC the consideration it received for the exercise of options or vesting of shares for other types of equity compensation. In 2011, NCM, Inc. acquired 385,128 units due to vesting of restricted stock and exercise of options and contributed $5.5 million to NCM LLC.

Dissolution. The restated operating agreement provides that the unanimous consent of all members holding common units will be required to voluntarily dissolve NCM LLC. In addition to a voluntary dissolution, NCM LLC will be dissolved upon the entry of a decree of judicial dissolution in accordance with Delaware law or the termination of the legal existence of the last remaining member. Upon a dissolution event, the proceeds of liquidation will be distributed in the following order:

•	first, to pay the expenses of winding up and dissolving NCM LLC and debts and liabilities owed to creditors of NCM LLC, other than members;

•	second, to pay debts and liabilities owed to members; and

•	third, to the members pro rata in accordance with their percentage interests.

Confidentiality. Each member agrees to maintain the confidentiality of NCM LLC’s intellectual property and other confidential information for a period of three years following the earlier of (i) date of dissolution of NCM LLC or (ii) the date such member ceases to be a member. This obligation covers information provided to NCM LLC by the members and their affiliates, and excludes disclosures required by law or judicial process.

Amendment. The restated operating agreement may be amended by a vote of the members holding a majority of the outstanding common membership units plus each founding member. Amendments to specified provisions require the additional consent of NCM, Inc. as manager. No amendment that would materially impair the voting power or economic rights of any outstanding common units in relation to any other outstanding class of units may be made without the consent of a majority of the affected units. No amendment that would materially impair the voting power or economic rights of any member in relation to the other members may be made without the consent of the affected member.

Indemnification. The restated operating agreement provides that we will indemnify our managers, members and officers against liabilities that arise in connection with the business of NCM LLC and any activities of any managers, members and officers involving actions taken on behalf of NCM LLC, provided that the indemnification will not apply to acts of gross negligence or willful misconduct or a breach of any agreement between the indemnitee and NCM LLC.

Business Opportunities. The restated operating agreement also provides that, except as provided in the ESAs and as otherwise provided in the restated operating agreement, each member and its affiliates may have other business interests and may engage in any other businesses of any kind, including businesses that compete with our business and purpose.

Common Unit Adjustment Agreement

On February 12, 2007, NCM, Inc., NCM LLC, AMC, Cinemark, and Regal agreed upon the final terms of a common unit adjustment agreement. The common unit adjustment agreement was executed by the parties effective February 13, 2007.

The common unit adjustment agreement provides a mechanism for adjusting membership units held by the founding members, based on increases or decreases in the number of screens operated by each founding member. Increases in the number of screens are included in the unit adjustment if arising from acquisition of a theatre or opening of a newly constructed theatre, except that acquired theatres subject to an agreement with an alternative cinema advertising provider will not be included until certain run out payments are made to us by the founding member acquiring the theatre pursuant to its ESA or until such third party cinema advertising agreement expires and the theatre is added to our network. Decreases in the number of screens are included in the unit adjustment if arising from disposition of a theatre, unless the purchaser or sublessee enters into an agreement with us similar to the ESA, the theatre is closed at the end of its lease term or a non-digitized theatre is closed within three years of the end of its lease term.

The adjustment of membership units pursuant to the common unit adjustment agreement is to be conducted annually, except that an earlier adjustment will occur for a founding member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent adjustment, will cause a change of two percent or more in the total annual attendance of all founding members. The adjustment is generally calculated by multiplying a founding member’s change in annual attendance from any acquisitions and dispositions during the relevant period by our enterprise value per attendee (as defined in the common unit adjustment agreement), and dividing this product by the sixty-day volume-weighted share price of NCM, Inc.’s common stock. The changes in annual attendance will be calculated based on attendance at the relevant theatres during the prior twelve fiscal months; however, if an acquired theatre has not been operating during the twelve prior fiscal months, the change in annual attendance will be calculated based on 75% of the projected annual attendance for such theatre, with a subsequent adjustment made for any difference between 75% of the projected attendance and the actual attendance during the first twelve months of operation. Additionally, in the calculations for adjustment upon acquisition or disposition, only one-half of the attendance will be counted for theatres that are not digitized. If an acquired theatre that is not digitized is subsequently converted to a digitized theatre, the founding member will then be credited with half of that theatre’s attendance.

On March 29, 2012, we issued 598,724 common membership units to Cinemark and 52,888 common membership units to Regal for the 2011 fiscal year common unit agreement adjustment. Neither NCM LLC nor NCM, Inc. received any cash consideration in exchange for the issuance of the units. A cash payment of $0.2 million was received from AMC in lieu of surrendering 16,727 units.

On April 30, 2008, pursuant to the provisions of the common unit adjustment agreement, we issued 2,913,754 common membership units to Regal in connection with the closing of its acquisition of Consolidated Theatres, as the acquisition resulted in an extraordinary attendance increase as defined in the common unit adjustment agreement. Neither NCM LLC nor NCM, Inc. received any cash consideration in exchange for the issuance of the units. The number of units issued assumed that we would have immediate access to the Consolidated Theatres for sales of advertising. However, Consolidated Theatres had a pre-existing advertising agreement with another cinema advertising provider. Accordingly, pursuant to terms of the ESA, Regal paid to us through the second quarter of 2011 the amount calculated per the common unit adjustment agreement to reflect the net amount of cash that we would have generated if we were able to sell on-screen advertising in the Consolidated Theatres on an exclusive basis. Regal made integration payments totaling $0.7 million to us in 2011.

Tax Receivable Agreement

On February 12, 2007, NCM, Inc., NCM LLC, AMC, Cinemark, and Regal agreed upon the final terms of the tax receivable agreement. The tax receivable agreement was executed by the parties effective February 13, 2007.

The tax receivable agreement provides for the effective payment by NCM, Inc. to the founding members of 90% of the amount of cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that NCM, Inc. actually realized as a result of certain increases in its proportionate share of tax basis in our tangible and intangible assets resulting from NCM, Inc.’s IPO and related transactions, including increases attributable to payments made under the tax receivable agreement. These tax benefit payments are not conditioned upon one or more of the founding members maintaining a continued ownership interest in either NCM LLC or NCM, Inc. NCM, Inc. expects to benefit from the remaining 10% of cash savings, if any, that it may actually realize.

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing NCM, Inc.’s actual income and franchise tax liability to the amount of such taxes that it would have been required to pay had there been no increase in its proportionate share of tax basis in NCM LLC’s tangible and intangible assets and had the tax receivable agreement not been entered into. The tax receivable agreement shall generally apply to NCM, Inc.’s taxable years up to and including the 30th anniversary date of its IPO. The term of the tax receivable agreement will continue until any utilized benefits are no longer subject to potential audit or examination by a taxing authority. The term of the tax receivable agreement may, however, be terminated at an earlier date in the event that NCM, Inc. exercises its right to terminate the agreement pursuant to an early termination procedure that requires NCM, Inc. to pay the founding members an agreed upon amount equal to the present value of the estimated remaining payments to be made under the agreement.

Although the actual timing and amount of any payments that may be made under the tax receivable agreement will vary depending upon a number of factors (including the timing of any redemptions of common membership units in NCM LLC by our founding members, the extent to which such redemptions are taxable, the trading price of shares of NCM, Inc. common stock at the time of any such redemptions, and the amount and timing of our income), we expect the payments that NCM, Inc. may effectively make to the founding members could be substantial. If the Internal Revenue Service or other taxing authority were to subsequently challenge any of NCM, Inc.’s cash savings covered by the tax receivable agreement, and if such challenge were ultimately upheld, the terms of the tax receivable agreement require the founding members to repay to NCM, Inc. an amount equal to the prior payments effectively made by NCM, Inc. in respect of such disallowed cash savings, plus a proportionate share of any applicable interest and penalties. In such an event, and if a founding member is unable to make a timely repayment to NCM, Inc. under the terms of the tax receivable agreement, NCM, Inc. will have the ability to cause NCM LLC to offset against payments owed to the founding member. The repayment obligation is a several liability of each founding member and not a joint liability among the founding members.

If NCM, Inc. receives a formal notice or assessment from a taxing authority with respect to any cash savings covered by the tax receivable agreement, it will place any subsequent tax benefit payments that would otherwise be made to the founding members into an interest-bearing escrow account until there is a final determination. NCM, Inc. shall have full responsibility for and sole discretion over, all our tax matters, including the filing and amendment of all tax returns and claims for refunds and the defense of all tax contests, subject to certain participation and approval rights held by the founding members. If one or more of the founding members was insolvent or bankrupt or otherwise unable to make payment under its repayment obligation, then NCM, Inc.’s financial condition could be materially impaired.

On April 29, 2008, NCM, Inc. and NCM LLC entered into a Second Amendment to Tax Receivable Agreement (“Second Amendment to TRA”). The Second Amendment to TRA provides that NCM, Inc. may at any time and at its option, make one or more estimated payments to each of the Founding Members or ESA Parties in respect of any anticipated payments required under the Tax Receivable Agreement. Any estimated payments made under the terms of the Second Amendment to TRA are subject to adjustment pending a final determination of the actual payments required under the Tax Receivable Agreement.

At December 29, 2011, NCM, Inc. recorded a long-term payable to our founding members under the tax sharing agreement of $175.2 million, of which NCM, Inc. expects to make an additional $1.0 million payment for the 2010 taxable year and $20.6 million for the 2011 taxable year in 2012. In 2011, pursuant to the terms of the tax receivable agreement, NCM, Inc. made estimated payments of $6.1 million to AMC, $4.9 million to Cinemark and $7.0 million to Regal, respectively for the 2009 and 2010 taxable years.

Software License Agreement

On February 12, 2007, NCM LLC, AMC, Cinemark, RCM and DCIP, a company jointly owned by the founding members, agreed upon the final terms of the Second Amended and Restated Software License Agreement (the “license agreement”). The license agreement was executed by the parties effective February 13, 2007. Certain basic terms of the license agreement are discussed below:

License to NCM LLC. Pursuant to the license agreement, AMC and RCM grant NCM LLC a perpetual, royalty free license to the technology specified in the license agreement, for use in the United States with respect to the services provided under the ESAs. Subject to certain exceptions, the license to NCM LLC is exclusive with respect to the services provided under the ESAs. NCM LLC may sublicense the object code of the licensed technology to exhibitors of the services (as specified in the ESAs), to the extent necessary for those exhibitors to receive the services. RCM and AMC also grant NCM LLC a perpetual, royalty free license to the source code of the licensed technology for use in the United States. NCM LLC must keep the source code of the technology confidential. The founding members and DCIP each grant to NCM LLC, subject to certain limitations, a perpetual, royalty free license to any existing and future developments of such party based on the licensed technology that has application to the services provided under the ESAs.

License by NCM LLC. NCM LLC grants the founding members, subject to certain limitations, a perpetual, worldwide, royalty free license to any NCM LLC developments that existed at NCM, Inc.’s IPO date based on licensed technology, for the founding members’ purposes outside of the services that are defined in the ESAs (but not including digital cinema applications). NCM LLC also grants DCIP founding members, through a new digital cinema joint venture, subject to certain limitations, a perpetual, worldwide, royalty free license to any existing and future NCM LLC developments that may have digital cinema applications.

Ownership. Subject to certain exceptions, NCM LLC retains ownership of any of its developments based on the licensed technology. Subject to the rights granted to NCM LLC under the license agreement, each founding member retains ownership of the licensed technology of that founding member and any of its developments based on the licensed technology. Subject to the rights granted to NCM LLC under the license agreement, DCIP retains ownership of its developments based on the licensed technology.

Exhibitor Services Agreement Termination by Founding Members. Under the license agreement, subject to certain exceptions, if an ESA with NCM LLC is terminated, that founding member will continue to have the right to use the licensed technology for the purposes specified in the license agreement, which does not include the right to use any development after NCM, Inc.’s IPO date for the advertising or other services set forth in the ESA provided by NCM LLC.

Non-Competition. Through the term of the license agreement and notwithstanding the termination of any founding member’s ESA:

•

NCM LLC has agreed not to, directly or indirectly, as an owner, shareholder, joint venturer, advisor, consultant or otherwise, engage in any activity that competes with or is enhanced by DCIP’s business or activities relating to digital cinema without the prior written consent of DCIP, which DCIP may withhold in its absolute discretion, and

•

DCIP has agreed not to, directly or indirectly, as an owner, shareholder, joint venturer, advisor, consultant or otherwise, engage in any activity that competes with or is enhanced by NCM LLC’s business or activities relating to the services defined in the ESAs without the prior written consent of NCM LLC, which NCM LLC may withhold in its absolute discretion.

Director Designation Agreement

On February 12, 2007, NCM, Inc., AMC, Cinemark and Regal agreed upon the final terms of the director designation agreement. The director designation agreement was executed by the parties effective February 13, 2007.

Designation Rights. Pursuant to the director designation agreement, so long as a founding member owns at least 5% of NCM LLC’s issued and outstanding common membership units, such founding member has the right to designate a total of two nominees to NCM, Inc.’s ten-member board of directors who are voted upon by NCM, Inc.’s stockholders. If, at any time, any founding member owns less than 5% of NCM LLC’s then issued and outstanding common membership units, then such founding member shall cease to have any rights of designation. The remaining directors will be selected for nomination by NCM, Inc.’s nominating and governance committee. For purposes of calculating the 5% ownership thresholds discussed above, shares of NCM, Inc.’s common stock held by a founding member and received upon redemption of NCM LLC common membership units are counted toward the threshold, but common membership units issued to NCM, Inc. in connection with the redemption of common membership units by a founding member are excluded, so long as such founding member continues to hold the common stock acquired through such redemption or such founding member has disposed of such shares of common stock to another founding member. Shares of NCM, Inc.’s common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units. NCM LLC common membership units held by permitted transferees of a founding member will be combined with units held by the founding member for purposes of determining whether the 5% threshold has been met, and the founding member and its permitted transferees may exercise their designation rights jointly. Permitted transferees include affiliates of the founding member and entities that are owned more than 50% by the same entity or entities that ultimately control the founding member.

Independent Directors. The director designation agreement further provides that for so long as any founding member has the right to designate the director designees, at least one of the designees of such founding member must qualify as an “independent director” at the time of designation so that a majority of the members of the board are independent directors. An “independent director” under the director designation agreement is a director who qualifies as an “independent director” under the Nasdaq rules.

Company Obligations. NCM, Inc. has agreed to use its best efforts to ensure that each director designee is included in the board’s slate of nominees submitted to NCM, Inc.’s stockholders for election of directors and in the proxy statement prepared by management in connection with soliciting proxies for every meeting of NCM, Inc.’s stockholders called with respect to the election of members of the board. NCM, Inc. shall not be obligated to cause to be nominated for election to the board or recommend to NCM, Inc.’s stockholders the election of any director designee (i) who fails to submit to NCM, Inc. on a timely basis such questionnaires as NCM, Inc. may reasonably require of its directors generally and such other information as NCM, Inc. may reasonably request in connection with preparation of its filings under securities laws or (ii) if the board of directors or nominating committee determines in good faith, after consultation with outside legal counsel, that such action would result in a breach of the directors’ fiduciary duties or applicable law. In the event such determination is made, the founding members shall be notified and given the opportunity to provide an alternative director designee.

At any time a vacancy occurs because of the death, disability, resignation or removal of a director designee, then the board, or any committee thereof, will not vote, fill such vacancy or take any action subject to supermajority board approval under NCM, Inc.’s amended and restated certificate of incorporation until such time that (i) such founding member has designated a successor director designee and the board has filled the vacancy and appointed such successor director designee, (ii) such founding member fails to designate a successor director designee within 10 business days of such vacancy, or (iii) such founding member has specifically waived its rights to designate a successor director designee under the director designation agreement and has consented to the board, or any committee thereof, taking a vote on such enumerated actions prior to the board filling the vacancy with a successor director designee.

At any time that any founding member shall have any rights of designation under the director designation agreement, NCM, Inc. will not take any action to change the size of its board from ten.

Assignment; Amendment. The right of each founding member to designate nominees for election to NCM, Inc.’s board of directors is personal and may not be assigned except upon the prior written consent of the other parties to the director designation agreement. No prior written consent shall be required for an assignment by any founding member to an affiliate who acquires common membership units and becomes a party to the director designation agreement. Such assignee’s rights will cease at such time as it ceases to be an affiliate of a founding member. The director designation agreement may not be amended except with the written consent of each of the parties to the agreement.

Registration Rights Agreement

On February 12, 2007, NCM, Inc., AMC, Cinemark and Regal agreed upon the final terms of the registration rights agreement. The registration rights agreement was executed by the parties effective February 13, 2007.

The registration rights agreement requires NCM, Inc. to use its reasonable efforts to file a registration statement on the first business day after the one-year anniversary of the closing of its IPO to register all registrable securities held by the founding members that are not already registered, if necessary, and to file resale registration statements after that time for any additional registrable securities that NCM, Inc. issues to any founding member in the future, within 20 days after such issuance. Additionally, NCM, Inc. must use reasonable best efforts to maintain effectiveness of these mandatory registration statements until the earlier of the time when the founding members have disposed of all their registrable securities and the time when all registrable securities held by the founding members are eligible for resale under specified securities regulations. NCM, Inc. is responsible for the expenses in connection with the registration of securities pursuant to the registration rights agreement.

Most recently, NCM, Inc. filed a Form S-3 automatic shelf registration statement covering 56,879,964 shares on August 4, 2011, which was declared effective immediately.

Joint Defense Agreement

AMC and Regal, among others, entered into a joint defense and common interest agreement, dated August 16, 2004, which was supplemented by a joint defense and common interest agreement, dated July 13, 2005, by and among counsel for AMC, Regal and Cinemark. The joint defense agreement sets forth the terms and conditions under which the parties will cooperate and share information in order to advance their shared interests in owning and operating NCM LLC. In connection with the completion of NCM, Inc.’s IPO, counsel for NCM LLC and the founding members executed an amendment to the joint defense agreement, whereby NCM LLC was added as a party, and NCM, Inc.’s IPO was added to the range of transactions covered by the agreement.

Agreements with Founding Members—Sponsorships

During 2011, we agreed to various sponsorships for events organized by the founding members and paid Cinemark $25,500 for these events.

Agreements with Founding Members—Services

In 2011, we agreed to provide to Cinemark data line fail-over services through our network. We received payment of approximately $35,000 from Cinemark for these services, which was consistent with the cost of services had they been provided by a third party. In 2011, we paid Regal approximately $44,000 for costs associated with the waste for lobby promotions sold by us on concession containers that were unused and thrown away. In 2011, we received an insignificant amount from AMC for administration of internet advertisements. In 2011, AMC, Cinemark and Regal purchased $0.2 million of our advertising inventory for their own use. In addition, we paid $2.1 million to AMC, Cinemark and Regal for the purchases of movie tickets and concession products primarily for marketing to our advertising clients and marketing resale to Fathom Business customers.

Other Transactions

IdeaCast/RMG Networks, Inc.

In 2007, we invested a total of $7.0 million of cash in 6% convertible preferred stock of IdeaCast, Inc. (“IdeaCast”), a provider of advertising to fitness centers and health clubs throughout the United States, and certain other out-of-home advertising networks including airlines and theme parks. On June 29, 2009, we transferred our ownership interest to RMG, a digital advertising company, in exchange for approximately 24% of the equity (excluding out-of-the-money warrants) of RMG on a fully diluted basis through a combination of convertible preferred stock, common stock and common stock warrants. Mr. Hall, NCM, Inc.’s President, Chief Executive Officer and Chairman, served on the board of directors of IdeaCast, Inc. and on its compensation committee from 2007 until 2009. In 2009, upon the restructuring of IdeaCast, Inc. and the merger of certain assets into RMG, Mr. Hall joined the board of directors of RMG and serves as a member of its compensation committee. During the first quarter of 2010, RMG sold additional common stock to other third party investors for cash, which reduced our ownership in RMG to approximately 19% of the issued and outstanding preferred and common stock of RMG (before considering out-of-the-money warrants) at December 29, 2011.

NCM LLC and RMG also entered into a shared services agreement which allows for cross-marketing and certain services to be provided between the companies at rates which will be determined on an arms length basis as well as sublease agreements. The amounts between the companies for 2011 were not significant.

Agreements with The Anschutz Corporation

We have an informal agreement with The Anschutz Corporation to use, on occasion, private aircraft owned by The Anschutz Corporation. The private aircraft is used to travel to cities where regularly scheduled flights require significant time or expense or when several employees or NCM, Inc. directors are travelling together. The aircraft is leased at rates that are at or below current per hour market rates.

The Anschutz Corporation is a wholly-owned subsidiary of the Anschutz Company. The Anschutz Company is the controlling stockholder of Regal Entertainment Group. For the year ended December 29, 2011, the aggregate amount paid to The Anschutz Corporation for use of the aircraft was approximately $75,000.

Agreement with LA Live

During 2009, we entered into a digital content agreement and a Fathom agreement with LA Live Cinemas LLC, an affiliate of The Anschutz Corporation, for NCM LLC to provide in-theatre advertising and Fathom events to LA Live in its theatre complex. The affiliate agreement was entered into at terms that are similar to those of our other network affiliates. In 2011, we incurred advertising operating costs of $0.3 million for payments made to LA Live Cinemas LLC under the agreement.

Agreement with AEG Live

We have an informal relationship with AEG Live, an affiliate of The Anschutz Corporation, for AEG Live to provide music content for exhibition in theatres through our Fathom business. During 2011, we paid AEG Live approximately $86,000 for the content it provided for a Fathom Consumer event. In addition, we received approximately $109,000 from AEG Live for regional advertising we provided during 2011.

Agreement with Starplex

During 2009, we entered into a network affiliate agreement with Starplex Operating L.P. (“Starplex”), which is owned by Lee Roy Mitchell, a director of NCM, Inc. and Chairman and owner of 10.0% of Cinemark as of March 24, 2011, for us to provide in-theatre advertising services and Fathom events to Starplex in its theatre locations. The affiliate agreement was entered into at terms that are similar to those of our other network affiliates. In 2011, we incurred advertising operating costs of $2.9 million for payments made to the affiliate under the agreement.

Agreement with ShowPlex Cinemas, Inc.

During 2011, we entered into a network affiliate agreement with ShowPlex Cinemas, Inc. (“ShowPlex”), for us to provide in-theatre advertising services and Fathom events to ShowPlex in its theatre locations. The affiliate agreement was entered into at terms that are similar to those of our other network affiliates. ShowPlex is affiliated with Hunt Capital Group LLC, of which James R. Holland, Jr., an independent director of NCM, Inc., is President and Chief Executive Officer. In 2011, we incurred advertising operating costs of $0.2 million for payments made to the affiliate under the agreement.

Agreement with Digital Cinema Integration Partners

On August 2, 2010, we entered into an agreement with DCIP, a joint venture owned by the founding members. This agreement provides for the payment of a fee to DCIP whenever the digital cinema equipment is used to exhibit a Fathom event. Such fee per event showing during non-prime times (as defined in the agreements) and showing during prime times is a standard fee that is charged to all alternative content owners (including the major studios) who display their programming on the digital cinema projectors. During 2011, we paid DCIP approximately $506,000 under this agreement.

Transactions with NCM, Inc.

Management Services Agreement

On February 13, 2007, NCM, Inc. and NCM LLC executed the management services agreement pursuant to which NCM, Inc. has agreed to provide certain specific management services to us, including those services typically provided by the individuals serving in the positions of president and chief executive officer, president of sales, executive vice president and chief financial officer, executive vice president and chief technology and operations officer and executive vice president and general counsel. In exchange for the services, we reimburse NCM, Inc. for compensation and other expenses of its officers and employees and for certain out-of-pocket costs. We provide administrative and support services to NCM, Inc., such as office facilities, equipment, supplies, payroll and accounting and financial reporting. The management services agreement also provides that NCM, Inc. employees may participate in our benefit plans, and that our employees may participate in the National CineMedia, Inc. 2007 Equity Incentive Plan. We indemnify NCM, Inc. for any losses arising from its performance under the management services agreement, except that NCM, Inc. indemnifies us for any losses caused by its willful misconduct or gross negligence. Pursuant to this agreement, we paid NCM, Inc. approximately $13.7 million during the year ended December 29, 2011.

Review, Approval or Ratification of Transactions with Related Persons

Since the completion of its IPO in February 2007, NCM, Inc.’s written Statement Of Policy With Respect To Related Party Transactions has required that transactions between NCM, Inc. or us and a Related Person (as defined in the policy) where the aggregate amount involved will or may be expected to exceed $500,000 be approved by NCM, Inc.’s Audit Committee with any related party transactions below $500,000 disclosed to NCM, Inc.’s Audit Committee, which is comprised of independent members of NCM, Inc.’s board of directors, in accordance with the guidance in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. NCM, Inc.’s Audit Committee charter authorizes the audit committee to hire financial advisors and other professionals to assist the committee in evaluating and approving any transaction between NCM, Inc. or us and any related party, including our founding members.

The following transactions are exempt from this policy:

(1) transactions where the Related Person’s interest arises solely from ownership of NCM, Inc.’s common stock and all holders of NCM, Inc.’s common stock receive proportional benefits;

(2) any compensation paid to a director if the compensation is required to be reported in NCM, Inc.’s proxy statement under Item 402 of Regulation S-K and the compensation has been approved by the Nominating and Governance Committee; and

(3) any employment by NCM, Inc. of an executive officer if the related compensation is required to be reported in NCM, Inc.’s proxy statement under Item 402 of Regulation S-K and the compensation has been approved by the Compensation Committee.

The policy provides for pre-approval of a particular category of related party transactions, provided that:

(a) a proposed pre-approved transaction or series of related transactions would be in the ordinary course of business of NCM, Inc. or us, as applicable, and would not require (i) payments to one or more related parties during any fiscal year in excess of $500,000, or (ii) receipt of payments during any fiscal year from one or more related parties in excess of $500,000, or (iii) the receipt or transfer of any tangible or intangible property, other than cash, having a fair market value in excess of $500,000; and

(b) the terms and conditions of any such transaction or series of related transactions are fair and reasonable to NCM, Inc. or us, as applicable, as determined by NCM, Inc.’s Chief Executive Officer and Chief Financial Officer, in the exercise of their reasonable discretion.

In such cases, the Chief Executive Officer and Chief Financial Officer may authorize, on behalf of the Audit Committee, the entering into of such transaction or series of transactions by NCM, Inc. or us, as applicable. However, a listing of such approved transactions must be provided to the Audit Committee on a periodic basis.

Description of Certain Other Indebtedness

Existing Senior Secured Credit Facility

On February 13, 2007, concurrently with the closing of the IPO of NCM, Inc., NCM LLC entered into a senior secured credit facility with a group of lenders. The facility consisted of a six-year $80.0 million revolving credit facility and an eight-year, $725.0 million term loan facility. The net proceeds of the term loan were used, together with $59.8 million of proceeds from the IPO, to redeem all the preferred common membership units of NCM LLC for an aggregate price of $769.5 million. The revolving credit facility portion is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the credit agreement, and a portion is available for letters of credit. The obligations under the credit facility are secured by a lien on substantially all of the assets of NCM LLC.

On July 5, 2011, we completed an amendment to our senior secured credit facility primarily to replace $66.0 million of the $80.0 million revolving credit facility that would have terminated on February 13, 2013, with a new $105.0 million revolving credit facility that will terminate on December 31, 2014, and to amend certain covenants and administrative items. The unused line fee increased from 0.375% per annum to 0.50% per annum. The $14.0 million portion of the $80.0 million revolving credit facility that was not subject to pro rata prepayment or re-borrowing remains in place but will also mature on December 31, 2014, for a total revolving credit facility of $119.0 million. As discussed in further detail below, on July 5, 2011, we prepaid $175.0 million of the term loan facility. There were no breakage costs associated with the $175.0 million prepayment or the replacement of the revolving credit facility. We recorded a $1.5 million non-cash charge related to the write-off of deferred loan fees associated with the balance of the term loan facility that was prepaid. The applicable margins were not changed.

The outstanding balance of the term loan facility at December 29, 2011 was $550.0 million. The outstanding balance under the revolving credit facility at December 29, 2011 was $44.0 million. As of December 29, 2011, the effective rate on the term loan was 6.484% including the effect of the interest rate swaps (both those accounted for as hedges and those not). The interest rate swaps hedged the entire $550.0 million term loan at a fixed interest rate of 6.484%. There were no changes to the interest rate swaps due to the amendment of our senior secured credit facility. The applicable margin on the term loan was lowered to 1.5% from 1.75% as a result of an upgrade of the corporate credit rating by the credit rating agencies specified in the credit agreement, in the first quarter of 2011. The weighted-average interest rate on the unhedged revolver was 2.01%. Commencing with the fourth fiscal quarter in fiscal year 2008, the applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC and its subsidiaries (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement).

The senior secured credit facility also contains a number of covenants that limit NCM LLC and its subsidiaries from, among other things, and with certain thresholds and exceptions:

•	incurring indebtedness (including guarantee obligations) or liens;

•	entering into mergers, consolidations, liquidations or dissolutions;

•	selling assets;

•	paying dividends, redeeming or repurchasing units or making other payments in respect of capital stock;

•	making investments, loans or advances;

•	making capital expenditures;

•	modifying the exhibitor services agreements, management services agreement or tax receivable agreement;

•	entering into transactions with affiliates;

•	entering into sale and leaseback transactions;

•	changing its fiscal year;

•	entering into negative pledge agreements;

•	entering into agreements restricting loans or distributions made by NCM LLC’s subsidiaries to NCM LLC; and

•	changing its line of business.

The senior secured credit facility also requires the maintenance of a quarterly financial ratio, as of the last day of any period of four consecutive fiscal quarters, with respect to maximum consolidated net senior secured leverage for NCM LLC and its subsidiaries of 6.50:1.00 for the remaining term of the facility.

Notwithstanding the foregoing, NCM LLC may make quarterly dividends and other distributions in the following percentages based on the following consolidated net senior secured leverage ratios for NCM LLC and its subsidiaries (calculated in the NCM LLC credit agreement for this purpose as the ratio of senior secured funded debt less unrestricted cash and cash equivalents as of the last day of the four fiscal quarter period ending on or immediately prior to the date of such dividend or distribution (after giving effect to any such distribution and incurrence of indebtedness (if any) relating thereto, provided that the aggregate amount of revolving loans included in the calculation of senior secured funded debt shall not exceed the revolving commitments in effect on the date of such dividend or distribution), over adjusted EBITDA as of the four fiscal quarter period ending on or immediately prior to the date of such dividend or distribution) so long as no default or event of default shall have occurred and be continuing:

•

100% of “Available Cash” (defined in the NCM LLC credit agreement in a manner that is consistent with the comparable definition in the NCM LLC operating agreement) if such consolidated net senior secured leverage ratio is less than or equal to 6.5x.

•	75% of Available Cash if such consolidated net senior secured leverage ratio is less than or equal to 7.0x.

•	50% of Available Cash if such consolidated net senior secured leverage ratio is less than or equal to 7.5x.

The senior secured credit facility requires mandatory prepayments of:

•

100% of net cash proceeds from asset sales and insurance or condemnation recovery events that yield gross proceeds to NCM LLC or any of its subsidiaries in excess of $5 million, subject to an exception for reinvestment in productive assets (not to exceed $25 million in any fiscal year) during a reinvestment period.

•

100% of net cash proceeds from any issuance by NCM LLC or its subsidiaries of debt securities or instruments pursuant to a public offering or private placement (excluding indebtedness permitted under the terms of the NCM LLC credit agreement).

•

50% of excess cash flow (defined in the NCM LLC credit agreement as “Available Cash” less permitted cash distributions and other restricted payments, less a dollar amount to be agreed) for each fiscal year of NCM LLC, declining to 0% when consolidated net senior secured leverage for NCM LLC and its subsidiaries is less than 3.0x.

The senior secured credit facility contains customary events of default, including:

•	failure to pay any principal, interest, fees, expenses or other amounts;

•	failure of any representation or warranty to be accurate in all material respects as of the date made or deemed made;

•	failure to observe any agreement, obligation or covenant included in the credit agreement or in any guaranty, pledge or security instrument;

•	judgments against NCM LLC or any of its subsidiaries in excess of certain allowances;

•	default under other indebtedness of NCM LLC or its subsidiaries in excess of a threshold amount;

•	certain ERISA events involving us or our subsidiaries;

•	bankruptcy or insolvency events involving NCM LLC or its subsidiaries;

•

any guaranty, pledge or security instrument shall cease to be in full and effect or any lien created thereby shall cease to be enforceable and of the same effect and priority purported to be created thereby; and

•	a change of control (as defined in the credit agreement).

Upon the occurrence of an event of default, among other remedies available to the lenders, all outstanding loans may be accelerated and/or the lenders’ commitments may be terminated.

The Company was in compliance with all covenants and financial ratio requirements at December 29, 2011, including the consolidated net senior secured leverage ratio. As of December 29, 2011, the Company’s consolidated net senior secured leverage ratio (as calculated in accordance with our senior secured credit facility) was 2.7 times.

NCM LLC, Lehman and Barclays Bank entered into an agreement in March 2010 whereby Lehman resigned its agency function and restructured its outstanding $14.0 million revolving credit loan. NCM LLC and the remaining revolving credit lenders consented to the appointment of Barclays Bank as successor administrative agent and swing line lender under the credit agreement. Additionally, the revolving credit commitments of Lehman were reduced to zero and the aggregate revolving credit commitments were reduced to $66.0 million. The $14.0 million outstanding principal of the revolving credit loans held by Lehman will not be repaid in connection with any future prepayments of revolving credit loans, but rather Lehman’s share of the revolving credit facility will be paid in full by NCM LLC, along with any accrued and unpaid fees and interest, on the revolving credit termination date, December 31, 2014.

Amendment to Credit Facility

On April 27, 2012, we entered into an amendment to the existing senior secured credit facility. Under the amendment, among other things:

•

the maturity date applicable to $105 million of the existing revolving credit facility (the “Extended Facility”) under the Credit Facility was extended to April 27, 2017, subject to acceleration as more fully discussed below;

•	the maturity date applicable to $14 million of the existing revolving credit facility continues to be December 31, 2014;

•	the Extended Facility allows for future extensions and replacement revolving facilities without need for approval from term loan lenders under the existing senior secured credit facility;

•	the interest rate margin on the existing revolving credit facility increased by 75 basis points;

•	the negative covenants of NCM LLC were amended to permit us to issue the notes and to grant a first priority lien on assets of NCM LLC for the benefit of the holders of the notes;

•	we were required to use at least $315 million of the net proceeds of the original notes for repayment of term loans;

•

we paid an upfront fee of 0.50% of each lender’s revolving credit commitment for the Extended Facility and an amendment fee of 0.10% of the sum of each consenting lender’s outstanding term loans or revolving credit loans, as applicable; and

•

if we have has not repaid, refinanced or extended the then outstanding term loans under the existing senior secured credit facility by December 31, 2014, then the maturity date of the Extended Facility will be accelerated to the later of (i) December 31, 2014 or (ii) if applicable, one year earlier than the extended maturity date of the term loans at such time.

The amendment also amended certain provisions of the guaranty and collateral agreement dated as of February 13, 2007, between us and Barclays Bank PLC, as administrative agent, to permit us to grant a first priority lien on assets of NCM LLC for the benefit of the holders of the notes.

2021 Notes

On July 5, 2011, we issued $200.0 million in aggregate principal amount of the 2021 Notes at a price of 100% of the principal amount. The 2021 Notes mature on July 15, 2021 and bear interest at the rate of 7.875% per year. We pay interest on the 2021 Notes on January 15 and July 15 of each year. On or after July 15, 2016, the notes will become redeemable at our option at a price equal to 103.938% of the principal amount redeemed and declining ratably on July 15th of each year thereafter to 100.000% on or after July 15, 2019, in each case, plus accrued and unpaid interest, if any, to the redemption date.

In addition, we may redeem all or any portion of the notes prior to July 15, 2016, at 100% of the principal amount plus the applicable make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. At any time prior to July 15, 2014, we also may redeem up to 35% of the original aggregate principal amount of notes from the net proceeds of certain equity offerings at a price equal to 107.875% plus accrued and unpaid interest, if any, to the redemption date. If we sell assets under certain circumstances or experience a specific kind of change in control, we must offer to repurchase the notes, at a price equal to 101%, in the case of a change in control, and 100%, in the case of an asset sale, in each case, plus accrued and unpaid interest, if any, to the repurchase date.

The indenture governing the 2021 Notes contains covenants, similar to the covenants with respect to the notes, limiting our ability to incur additional debt, make distributions, investments or certain other restricted payments, incur liens, sell assets, merge with or into other companies and enter into transactions with affiliates.

The 2021 Notes are general unsecured senior obligations of the Company. The 2021 Notes are not guaranteed by any subsidiaries that the Company may form or acquire in the future except in very limited circumstances, similar to the circumstances under which subsidiaries are required to guarantee the notes.

Our obligations under the 2021 Notes are effectively subordinated to all existing and future secured indebtedness of the Company, including indebtedness under our existing credit facility and the notes, as to the assets securing such indebtedness. The 2021 Notes rank equal in right of payment with all existing and future senior indebtedness of the Company, without giving effect to collateral arrangements.

Interest Rate Swaps

We are party to interest rate swap agreements with Barclays Bank PLC, JPMorgan Chase Bank, N.A., Credit Suisse International and Morgan Stanley Capital Services Inc. We use these interest rate swaps to reduce our exposure to various interest rate risks, which qualify for hedge accounting for financial reporting purposes. In connection with repayment of term loans as provided in the amendment to our existing senior secured credit facility as discussed under “—Amendment to Credit Facility” above, a notional amount of the interest rate swaps, equal to $325 million (the aggregate amount of the term loan prepayment), were terminated, such that 100% of our interest rate exposure relating to the remaining term loans will be hedged. We paid $40.2 million in connection with the terminated portions of the swaps.

Description of Exchange Notes

You can find the definitions of certain terms used in this description under “—Certain Definitions.” In this description, the words “the Company” refer solely to National CineMedia LLC and not to any subsidiaries that it may form or acquire in the future.

The Company issued the original notes, and will issue the exchange notes, under the Indenture dated April 27, 2012 (as amended, supplemented or amended and restated from time to time, the “Indenture”), between the Company and Wells Fargo Bank, National Association as trustee (the “Trustee”). The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The aggregate principal amount of notes issuable under the Indenture is unlimited, subject to compliance with certain covenants, although the issuance of exchange notes in this exchange offer will be limited to an aggregate principal amount of $400,000,000. The terms of the exchange notes are identical in all material respects to the original notes except that the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will be free of any covenants regarding registration rights. References to the “notes” refer to both the original notes and exchange notes. The exchange notes will not represent new Indebtedness of the Company.

The following description is only a summary of the material provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as holders of the exchange notes. You may request copies of the Indenture at the address set forth below under the heading “Additional Information.”

The registered holder of an exchange note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Exchange Notes

The exchange notes:

•

will be secured by a first-priority security interest, subject to Permitted Liens, in the Collateral granted to the Collateral Agent for the benefit of the holders of the notes, which Liens will be pari passu with the Liens securing the Company’s Obligations under the Credit Agreement;

•

will be equal in right of payment with all existing and future senior Indebtedness of the Company (including the Credit Agreement and the Existing Notes), without giving effect to collateral arrangements;

•	will rank senior in right of payment to any existing and future subordinated Indebtedness of the Company;

•

will be effectively equal in right of payment to all of the Company’s existing and future senior secured Indebtedness (including the Credit Agreement) secured on a pari passu basis (subject to Permitted Liens) with the notes to the extent of the value of the collateral securing the notes and such other Indebtedness;

•	will be effectively subordinated to all of the Company’s future secured Indebtedness to the extent of the value of the collateral securing such Indebtedness which does not also secure the notes; and

•	will be effectively subordinated to all liabilities of any subsidiaries that the Company may form or acquire in the future, unless those subsidiaries become guarantors of the notes.

The exchange notes will not be guaranteed by any subsidiaries that the Company may form or acquire in the future except in the very limited circumstances set forth below under “—Certain Covenants—Future Guarantors.”

Principal, Maturity and Interest

The notes will mature on April 15, 2022. The Company will issue exchange notes with an initial maximum aggregate principal amount of $400.0 million and, subject to compliance with the limitations described under “—Certain Covenants—Limitation on Consolidated Indebtedness” and “—Certain Covenants—Limitation on Liens securing Indebtedness,” the Company can issue an unlimited amount of additional notes in the future as part of the same series or as an additional series. Any additional notes that the Company issues in the future will be identical in all respects to the original notes and the exchange notes, except that notes issued in the future will have different issuance prices and issuance dates and may have different CUSIP numbers and may be subject to transfer restrictions. The Company will issue notes only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest on the notes will accrue at a rate of 6.00% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2012. The Company will pay interest to those persons who were holders of record at the close of business on the April 1 and October 1 immediately preceding the interest payment date.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The exchange notes will be the Company’s general secured obligations, secured by a first-priority security interest, subject to Permitted Liens, in the Collateral granted to the Collateral Agent for the benefit of the holders of the notes, which Liens will be pari passu with the Liens securing the Credit Agreement and will rank senior in right of payment to all of the Company’s existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The exchange notes will rank equal in right of payment with all existing and future Indebtedness of the Company that is not subordinated in right of payment to the notes, without giving effect to collateral arrangements, will be effectively equal in right of payment with all existing and future Indebtedness of the Company that is secured on a pari passu basis (subject to Permitted Liens) with the notes to the extent of the value of the collateral securing the notes and such other Indebtedness and will be effectively subordinated to all of the Company’s future secured Indebtedness to the extent of the value of the collateral securing such Indebtedness which does not also secure the notes. As of June 28, 2012, the Company had outstanding approximately $239.0 million of Indebtedness under the Credit Agreement, which was effectively pari passu with the notes, and we had $200.0 million aggregate principal amount of the Existing Notes, which are effectively subordinated to the notes to the extent of the value of the Collateral securing the notes.

The exchange notes also will be effectively subordinated to the liabilities of any subsidiaries that the Company may form or acquire in the future, unless those subsidiaries become guarantors of the notes. As of the Issue Date, the Company has no subsidiaries, and any subsidiaries that the Company may form or acquire in the future will only be required to Guarantee the notes in very limited circumstances. See “Certain Covenants—Future Guarantors.” In the event of a bankruptcy, liquidation or reorganization of any subsidiaries that the Company may form or acquire in the future that are not guarantors of the notes, those subsidiaries will be required to pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets or proceeds thereof to the Company.

Security

General

The exchange notes will be secured by first-priority security interests (subject to Permitted Liens) in the Collateral, and the notes will share in the benefit of such security interests on a pari passu basis with the Credit Facilities Obligations.

The Collateral will consist of substantially all of the property and assets, in each case, that are owned by the Company and will consist of substantially all of the types of collateral securing the Credit Facilities as of the date hereof (the “Collateral”), as described under “Description of Certain Other Indebtedness—Existing Senior Secured Credit Facility.” The Collateral shall exclude the following:

(a) subject to certain exceptions, any general intangible, copyright license, patent license or trademark license (“Intangible Assets”) or any investment property or pledged note, to the extent that the grant of a security interest (i) is prohibited by any contract, agreement, instrument or indenture governing such Intangible Asset, investment property or pledged note, (ii) would give any other party to such contract, agreement, instrument or indenture the right to terminate its obligations thereunder, or (iii) is permitted only with the consent of another party, if such consent has not been obtained;

(b) Capital Stock of any Foreign Subsidiary;

(c) any owned real property with a value of less than $2,000,000; and

(d) certain other exceptions described in the Security Documents.

The Collateral will not include any Capital Stock and other securities of a Subsidiary to the extent that the pledge of such Capital Stock and other securities results in the Company being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary to not be subject to such requirement and only for so long as such requirement is in existence. In addition, in the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary of the Company due to the fact that such Subsidiary’s Capital Stock secures the Notes, then the Capital Stock of such Subsidiary will automatically be deemed not to be part of the Collateral securing the Notes but only to the extent necessary to not be subject to such requirement and only for so long as required to not be subject to such requirement. In such event, the Security Documents may be amended or modified, without the consent of any holder of the Notes, to the extent necessary to release the security interests in favor of the Collateral Agent in the shares of Capital Stock that are so deemed to no longer constitute part of the Collateral for the Notes. In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary’s Capital Stock to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock of such Subsidiary will automatically be deemed to be a part of the Collateral for the Notes.

In connection with any enforcement action with respect to the Collateral or any insolvency or liquidation proceeding of the Company, all proceeds of Collateral (after paying the fees and expenses of the Collateral Agent and any expenses of selling or otherwise foreclosing on the Collateral) will be applied pro rata to the repayment of the obligations under the Notes and the other outstanding First Priority Lien Obligations, subject to the terms of the First Lien Intercreditor Agreement.

The Company is and will be able to incur additional Indebtedness in the future which could share in or be senior with respect to the Collateral, including Additional First Priority Lien Obligations and Obligations secured by Permitted Liens. The amount of such additional secured Obligations is and will be limited by the covenant described under “Certain Covenants—Liens” and the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Under certain circumstances, the amount of any such additional secured Obligations could be significant.

After-Acquired Collateral

From and after the Issue Date and subject to certain limitations and exceptions, if the Company creates any additional security interest in the types of property or assets that would constitute Collateral under the Security Documents to secure any First Priority Lien Obligations under the Credit Agreement, it must concurrently grant a first-priority perfected security interest (subject to Permitted Liens) in such property as security for the Notes. If the Company forms or acquires any Subsidiary after the Issue Date and such subsidiary grants Liens to secure any First Priority Lien Obligations under the Credit Agreement such Subsidiary will become party to the Security Documents and grant Liens on such assets to secure the Notes and take appropriate steps to perfect such Liens.

Security Documents

The Company and the Collateral Agent (as defined below) have entered into one or more Security Documents defining the terms of the security interests that secure the Notes. These security interests will secure the payment and performance when due of all of the Notes Obligations of the Company under the Notes, the Indenture, and the Security Documents, as provided in the Security Documents. Barclays Bank PLC will act as collateral agent (the “Collateral Agent”) on behalf of the noteholders.

First Lien Intercreditor Agreement

The Collateral Agent, on behalf of the holders of the Notes, the administrative agent for the Credit Agreement (the “Existing Administrative Agent”), on behalf of the secured parties under the Credit Agreement, and the Company have entered into the First Lien Intercreditor Agreement (as may be amended from time to time, the “First Lien Intercreditor Agreement”), with respect to the Collateral, which may be amended, restated, amended and restated, supplemented or otherwise modified from time to time without the consent of the Holders to add other parties holding First Priority Lien Obligations permitted to be incurred under the Indenture and the Credit Agreement.

Under the First Lien Intercreditor Agreement, as described below, the Applicable Authorized Representative has the right to direct foreclosures and take other actions with respect to the Common Collateral, and the Authorized Representatives of other Series of First Priority Lien Obligations have no right to take actions with respect to the Common Collateral. The Applicable Authorized Representative is currently the administrative agent under the Credit Agreement, as Authorized Representative in respect of the Credit Facilities Obligations; and the Collateral Agent for the Holders, as Authorized Representative in respect of the Notes, will have no rights to take any action under the First Lien Intercreditor Agreement.

The administrative agent under the Credit Agreement will remain the Applicable Authorized Representative until the earlier of (1) the discharge of Credit Facilities Obligations and (2) the Non-Controlling Authorized Representative Enforcement Date (such date, the “Applicable Authorized Agent Date”). After the Applicable Authorized Agent Date, the Applicable Authorized Representative will be the Authorized Representative of the Series of First Priority Lien Obligations that constitutes the largest outstanding principal amount of any then outstanding Series of First Priority Lien Obligations with respect to the Common Collateral (the “Major Non-Controlling Authorized Representative”).

The “Non-Controlling Authorized Representative Enforcement Date” is the date that is 90 days (throughout which 90-day period the applicable Authorized Representative was the Major Non-Controlling Authorized Representative) after the occurrence of both (a) an event of default, as defined in the Indenture or other governing agreement for that Series of First Priority Lien Obligations, and (b) the

Collateral Agent’s and each other Authorized Representative’s receipt of written notice from that Authorized Representative certifying that (i) such Authorized Representative is the Major Non-Controlling Authorized Representative and that an event of default, as defined in the Indenture or other governing agreement for that Series of First Priority Lien Obligations, has occurred and is continuing and (ii) the First Priority Lien Obligations of that Series are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the Indenture or other governing agreement for that Series of First Priority Lien Obligations; provided that the Non-Controlling Authorized Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred with respect to any Common Collateral (1) at any time the administrative agent under the Credit Agreement has commenced and is diligently pursuing any enforcement action with respect to such Common Collateral or (2) at any time the Company is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

The Applicable Authorized Representative shall have the sole right to act or refrain from acting with respect to the Common Collateral, and shall not follow any instructions with respect to such Common Collateral from any representative of any Non-Controlling Secured Party or other First Lien Secured Party, and no Non-Controlling Secured Party or other First Lien Secured Party (other than the Applicable Authorized Representative) will commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, the Common Collateral.

Notwithstanding the equal priority of the Liens, the Applicable Authorized Representative may deal with the Common Collateral as if such Applicable Authorized Representative had a senior Lien on such Collateral. No representative of any Non-Controlling Secured Party may contest, protest or object to any foreclosure proceeding or action brought by the Applicable Authorized Representative or the Controlling Secured Party. Each of the First Lien Secured Parties also will agree that it will not contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any of the First Lien Secured Parties on all or any part of the Collateral, or the provisions of the First Lien Intercreditor Agreement.

If an “Event of Default” under and as defined in the Credit Agreement, the Indenture or any other First Lien Documents governing First Priority Lien Obligations has occurred and is continuing and the Applicable Authorized Representative is taking action to enforce rights in respect of any Common Collateral, or any distribution is made with respect to any Common Collateral in any bankruptcy case of the Company, the proceeds of any sale, collection or other liquidation of any such collateral by the Collateral Agent or any other First Lien Secured Party (or received pursuant to any other intercreditor agreement), as applicable, and proceeds of any such distribution (subject, in the case of any such distribution, to the paragraph immediately following) to which the First Priority Lien Obligations are entitled under any other intercreditor agreement shall be applied among the First Priority Lien Obligations to the payment in full of the First Priority Lien Obligations on a ratable basis, after payment of all amounts owing to the Applicable Authorized Representative in its capacity as such.

Notwithstanding the foregoing, with respect to any Common Collateral for which a third party (other than a First Lien Secured Party) has a lien or security interest that is junior in priority to the security interest of any Series of First Priority Lien Obligations but senior (as determined by appropriate legal proceedings in the case of any dispute) to the security interest of any other Series of First Priority Lien Obligations (such third party, an “Intervening Creditor”), the value of any Common Collateral or proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Common Collateral or proceeds to be distributed in respect of the Series of First Priority Lien Obligations with respect to which such impairment exists.

None of the First Lien Secured Parties may institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against any other First Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Common Collateral. In addition, none of the First Lien Secured Parties may seek to have any Common Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral. If any First Lien Secured Party obtains possession of any Common Collateral or realizes any proceeds or payment in respect thereof, at any time prior to the discharge of each of the First Priority Lien Obligations, then it must hold such Common Collateral, proceeds or payment in trust for the other First Lien Secured Parties and promptly transfer such Common Collateral, proceeds or payment to be distributed in accordance with the First Lien Intercreditor Agreement.

If the Company becomes subject to any bankruptcy case, the First Lien Intercreditor Agreement provides that (1) if the Company shall, as debtor(s)-in-possession, move for approval of financing (the “DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, each First Lien Secured Party will agree not to object to any such financing or to the Liens on the Common Collateral securing the same (the “DIP Financing Liens”) or to any use of cash collateral that constitutes Common Collateral, unless any Applicable Authorized Representative shall then oppose or object to such DIP Financing or such DIP Financing Liens or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Common Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Common Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any Senior Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Common Collateral granted to secure the First Priority Lien Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Common Collateral as set forth in the First Lien Intercreditor Agreement), in each case so long as:

(A) the First Lien Secured Parties of each Series retain the benefit of their Liens on all such Common Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other First Lien Secured Parties (other than any Liens of the First Lien Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the bankruptcy case,

(B) the First Lien Secured Parties of each Series are granted Liens on any additional collateral pledged to any First Lien Secured Parties as adequate protection or otherwise in connection with such DIP Financing or use of cash collateral, with the same priority vis-a-vis the First Lien Secured Parties as set forth in the First Lien Intercreditor Agreement,

(C) if any amount of such DIP Financing or cash collateral is applied to repay any of the First Priority Lien Obligations, such amount is applied pursuant to the First Lien Intercreditor Agreement, and

(D) if any First Lien Secured Parties are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing or use of cash collateral, the proceeds of such adequate protection are applied pursuant to the First Lien Intercreditor Agreement provided that the holders of each Series of First Priority Lien Obligations shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the holders of each Series of First Priority Lien Obligations or its representative that shall not constitute Common Collateral; and provided, further, that the First Lien Secured Parties receiving adequate protection shall not object to any other First Lien Secured Party receiving adequate protection comparable to any adequate protection granted to such First Lien Secured Parties in connection with a DIP Financing or use of cash collateral.

The First Lien Secured Parties acknowledge that the First Priority Lien Obligations of any Series may, subject to the limitations set forth in the other First Lien Documents, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in the First Lien Intercreditor

Agreement defining the relative rights of the First Lien Secured Parties of any Series. The First Lien Intercreditor Agreement may also be amended from time to time to add other parties holding Additional First Priority Lien Obligations permitted to be incurred under the Indenture.

Subject to the terms of the Security Documents, the Company has the right to remain in possession and retain exclusive control of the Collateral securing the Notes and the Notes Obligations, to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Release of Collateral

Under the First Lien Intercreditor Agreement, if (x) at any time the Applicable Authorized Representative forecloses upon or otherwise exercises remedies against any Common Collateral or (y) a sale or other disposition of any Common Collateral is consummated which is permitted by the terms of the agreements governing each Series of First Priority Lien Obligations, then (whether or not any insolvency or liquidation proceeding is pending at the time) the Liens in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes and each other Series of First Lien Secured Parties upon such Common Collateral will automatically be released and discharged. However, any proceeds of any Common Collateral realized therefrom will be applied as described under “—First Lien Intercreditor Agreement.”

The Company will be entitled to the release of property and other assets constituting Collateral from the Liens securing the Notes and the Notes Obligations under any one or more of the following circumstances:

(1) to enable the Company to consummate the sale, transfer or other disposition of such property or assets to the extent not prohibited under the covenant described under “Certain Covenants—Limitation on Asset Sales”;

(2) the release of Excess Proceeds or Collateral Excess Proceeds that remain unexpended after the conclusion of an Asset Sale Offer or a Collateral Asset Sale Offer conducted in accordance with the Indenture;

(3) in respect of the property and assets of a Guarantor, upon the release or discharge of the pledge granted by such Guarantor to secure the obligations under the Credit Agreement or any other Indebtedness or the guarantee of any other Indebtedness which resulted in the obligation to become a Guarantor with respect to the Notes other than in connection with a release or discharge by or as a result of payment in full in respect of the Senior Credit Facilities or such other Indebtedness;

(4) as described in the first paragraph above in accordance with the First Lien Intercreditor Agreement; and

(5) as described under “Amendment, Supplement and Waiver” below.

The Liens on the Collateral securing the Notes also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other Obligations under the Indenture, and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, is paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “Legal Defeasance and Covenant Defeasance” or a discharge of the Indenture as described under “Satisfaction and Discharge.”

The Liens on the Collateral securing Note Obligations will also be required to be subordinated to Liens securing other Obligations of the Company to the extent Liens on such Collateral securing the Credit Facilities Obligations would also be required to be subordinated pursuant to the Senior Credit Facilities, as in effect on the Issue Date.

The Company may, subject to the provisions of the Indenture, among other things, without any release or consent by the Collateral Agent, conduct ordinary course activities with respect to the Collateral, including, without limitation:

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the disposition of any property (including the abandonment of intellectual property) in the ordinary course of business or other assets or property not practically usable in the business of the Company;

•	the sale or other disposition of inventory in the ordinary course of business;

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dispositions (other than leases) of equipment to the extent that (A) such property is exchanged for credit against the purchase price of similar replacement property or (B) the proceeds of such disposition are reasonably promptly applied to the purchase price of such replacement property;

•	dispositions of cash and cash equivalents that are not otherwise prohibited by the Indenture and the Security Documents;

•	dispositions that constitute investments permitted under the Indenture and the Security Documents;

•	dispositions of equipment for use in “Georgia Theater Company” theaters in an amount not exceeding $250,000 per fiscal year;

•	collecting accounts receivable in the ordinary course of business as permitted by the covenant described under “Repurchase at the Option of Holders—Asset Sales”;

•	leases, subleases and concessions of interest in real, personal and mixed property (and dispositions of such property) in the ordinary course of business;

•	licenses (and dispositions or cancellations of such licenses) of intellectual property rights by the Company, as licensor, in the ordinary course of business; and

•	dispositions of receivables that are compromised or settled for less than the full amount thereof, discounted or extended, in each case in the ordinary course of business.

Sufficiency of Collateral

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the Company’s business and financial condition, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below.

Certain Bankruptcy Limitations

The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by bankruptcy law in the event that a bankruptcy case were to be commenced by or against the Company prior to the Trustee’s having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under the bankruptcy code, a secured creditor such as the Trustee is prohibited from exercising its rights and remedies in respect of the Collateral, including repossessing its security from a debtor in a bankruptcy case, or from disposing of security, in each case, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral, the value of the Collateral at any time during a bankruptcy case or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral. The bankruptcy code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of such creditor’s interest in the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral.

Furthermore, in the event a domestic or foreign bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the holders of the Notes would hold secured claims only to the extent of the value of the Collateral to which the holders of the Notes are entitled, and unsecured claims with respect to such shortfall.

Optional ABL Facility

The Indenture allows the Company to enter into an asset backed loan facility (an “ABL Facility” and the Obligations thereunder, the “ABL Obligations”). The Indenture provides that from the date of closing an ABL Facility (an “ABL Closing Date”), subject to certain exceptions, the ABL Priority Collateral will be granted to the holders of the ABL Obligations on a first-priority basis and the remaining Collateral (the “First Priority Collateral”) will be granted to the holders of the ABL Obligations on a second-lien basis.

The First Priority Collateral will remain on a first-priority basis to the holders of First Priority Lien Obligations and the ABL Priority Collateral will be granted on a second-priority basis to the holders of the First Priority Lien Obligations.

Senior Lien Intercreditor Agreement

If the events described under “—Optional ABL Facility” occur, upon request of the Company, on the ABL Closing Date the First Lien Intercreditor Agreement then in effect will be terminated and the Collateral Agent, on behalf of the holders of the Notes, the Authorized Representative(s) of the holders of other First Priority Lien Obligations (the “Other Collateral Agent”), the collateral agent under the ABL Facility (the “ABL Facility Collateral Agent”) (together with the Collateral Agent and the Other Collateral Agent, the “Applicable Collateral Agents”) on behalf of the secured parties under the ABL Facility, and the Company will enter into a Senior Lien Intercreditor Agreement (as may be amended from time to time, the “Senior Lien Intercreditor Agreement” and, together with the First Lien Intercreditor Agreement, the “Intercreditor Agreements”), that would set forth the relative priority of the Liens securing the First Priority Lien Obligations compared to the Liens securing the ABL Obligations (collectively, all such First Priority Lien Obligations and ABL Obligations, the “Applicable Obligations”). In addition, a Senior Lien Intercreditor Agreement could be amended, restated, amended and restated, supplemented or otherwise modified from time to time without the consent of the Holders to add other parties holding (i) First Priority Lien Obligations permitted to be incurred under the Indenture and (ii) ABL Obligations permitted to be incurred under the ABL Facility. A Senior Lien Intercreditor Agreement allocates the benefits of any Collateral between the holders of the ABL Obligations on the one hand and the holders of the First Priority Lien Obligations on the other hand.

A Senior Lien Intercreditor Agreement would provide, among other things:

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Lien Priority. Notwithstanding the time, order or method of grant, creation, attachment or perfection of any Liens securing any ABL Obligations (the “ABL Liens”), the Liens securing any First Priority Lien Obligations (the “First Priority Liens”), or the enforceability of any such Liens or

Obligations, (1) the ABL Liens on the ABL Priority Collateral will rank senior to any First Priority Liens on the ABL Priority Collateral, and (2) the First Priority Liens on the First Priority Collateral will rank senior to any ABL Liens on the First Priority Collateral.

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Prohibition on Contesting Liens and Obligations. No Applicable Collateral Agent or holder of any Applicable Obligation may contest or support any other person in contesting the validity or enforceability of the Liens of any other Applicable Collateral Agent or holder of any other class of Applicable Obligations.

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Exercise of Remedies and Release of Liens with respect to the ABL Priority Collateral. Prior to the discharge of the ABL Obligations, the ABL Facility Collateral Agent will have the sole power to exercise remedies against the ABL Priority Collateral (subject to the right of any Authorized Representative to take limited protective measures with respect to the First Priority Liens and to take certain actions that would be permitted to be taken by unsecured creditors) and to foreclose upon and dispose of the ABL Priority Collateral. Upon any sale of any ABL Priority Collateral in connection with any enforcement action consented to by the ABL Facility Collateral Agent, which results in the release of the Liens of such ABL Facility Collateral Agent on such item of ABL Priority Collateral, the Liens of each other class of Applicable Obligations on such item of ABL Priority Collateral will be automatically released.

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Exercise of Remedies and Release of Liens with respect to the Notes Priority Collateral. Prior to the discharge of the First Priority Lien Obligations, the Applicable Authorized Representative will have the sole power to exercise remedies against the First Priority Collateral (subject to the right of the ABL Facility Collateral Agent to take limited protective measures with respect to the ABL Liens and to take certain actions that would be permitted to be taken by unsecured creditors) and to foreclose upon and dispose of the First Priority Collateral. Upon any sale of any First Priority Collateral in connection with any enforcement action consented to by the Applicable Authorized Representative, which results in the release of the Liens of such Applicable Authorized Representative and any other applicable Authorized Representatives on such item of First Priority Collateral, the Liens of each other class of Applicable Obligations on such item of First Priority Collateral will be automatically released.

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Application of Proceeds and Turn-Over Provisions. In connection with any enforcement action with respect to the Collateral or including in respect of any bankruptcy, insolvency or reorganization, (x)(1) all proceeds of ABL Priority Collateral will first be applied to the repayment of all ABL Obligations, before being applied to any First Priority Lien Obligations; and (2) after the discharge of ABL Obligations, if any First Priority Lien Obligations remain outstanding, all proceeds of ABL Priority Collateral will be applied to the repayment of any outstanding First-Priority Lien Obligations on terms substantially similar to that of the First Lien Intercreditor Agreement; and (y)(1) all proceeds of First Priority Collateral will first be applied to First Priority Lien Obligations on terms substantially similar to that of the First Lien Intercreditor Agreement; and (2) after the discharge of First Priority Lien Obligations, if any ABL Obligations remain outstanding, all proceeds of First Priority Collateral will be applied to the repayment of any outstanding ABL Obligations. If any holder of any Applicable Obligations or if any Applicable Collateral Agent receives any proceeds of Collateral in contravention of the foregoing, such proceeds will be turned over to the Applicable Collateral Agent entitled to receive such proceeds pursuant to the prior sentence, for application in accordance with the prior sentence.

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First Priority Lien Obligations. As to matters pertaining to the exercise of rights and remedies with respect to the First Priority Lien Obligations as between the applicable holders of such obligations, the terms will be substantially similar to that of the First Lien Intercreditor Agreement.In addition, the Senior Lien Intercreditor Agreement would provide, among other things, that if the Company is subject to any bankruptcy case:

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(x) if the ABL Facility Collateral Agent desires to permit the Company to obtain any DIP Financing secured by a lien on ABL Priority Collateral, then the holders of First Priority Lien Obligations and their respective Authorized Representatives agree not to object to such use of cash collateral or DIP Financing or to request adequate protection (except under circumstances substantially similar to that in the First Lien Intercreditor Agreement) or any other relief in connection therewith and, to the extent the Liens on ABL Priority Collateral securing the ABL Obligations are subordinated or pari passu with such DIP Financing, will subordinate its Liens in the ABL Priority Collateral to such DIP Financing (and all Obligations relating thereto) on the same basis as such Liens are subordinated to the Liens in such ABL Priority Collateral securing the ABL Obligations; and (y) if the Applicable Authorized Representative or the Controlling Secured Party desire to permit the Company to obtain any DIP Financing secured by a Lien on First Priority Collateral, then the ABL Facility Collateral Agent and the holders of ABL Obligations agree not to object to such DIP Financing or to request adequate protection (except under circumstances substantially similar to that in the First Lien Intercreditor Agreement) or any other relief in connection therewith and, to the extent the Liens on First Priority Collateral securing the First Priority Lien Obligations are subordinated or pari passu with respect to such DIP Financing, will subordinate its Liens in the First Priority Collateral to such DIP Financing (and all Obligations relating thereto) on the same basis as such Liens are subordinated to the First Priority Liens in the First Priority Collateral.

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(x) in the case of ABL Priority Collateral, the holders of First Priority Lien Obligations and their respective Authorized Representatives will not object to, and will not otherwise contest (i) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of the ABL Obligations made by the ABL Facility Collateral Agent or any holder of such ABL Obligations (ii) any lawful exercise by any holder of ABL Obligations of the right to credit bid ABL Obligations in any sale in foreclosure of ABL Priority Collateral; and (iii) any other request for judicial relief made in any court by any holder of ABL Obligations relating to the lawful enforcement of any Lien on the ABL Priority Collateral; and (y) in the case of First Priority Collateral, the ABL Facility Collateral Agent and the holders of ABL Obligations will not object to, and will not otherwise contest (i) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of the First Priority Lien Obligations made by the holders of First Priority Lien Obligations and their respective Authorized Representatives; (ii) any lawful exercise by any holder of First Priority Lien Obligations of the right to credit bid First Priority Lien Obligations in any sale in foreclosure of First Priority Collateral; and (iii) any other request for judicial relief made in any court by any holder of First Priority Lien Obligations relating to the lawful enforcement of any Lien on the First Priority Collateral.

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(x) in the case of ABL Priority Collateral, the holders of First Priority Lien Obligations and their respective Authorized Representatives will not object to (and will not otherwise contest) any order relating to a sale of ABL Priority Collateral of the Company for which the ABL Facility Collateral Agent has consented that provides, to the extent the sale is to be free and clear of Liens, that the ABL Liens and the First Priority Liens will attach to the proceeds of the sale on the same basis of priority as the Liens securing such Obligations on the assets being sold, in accordance with the Senior Lien Intercreditor Agreement; and (y) in the case of First Priority Collateral, the ABL Facility Collateral Agent and the holders of ABL Obligations will not object to (and will not otherwise contest) any order relating to a sale of First Priority Collateral of the Company for which the Applicable Authorized Representative has consented that provides, to the extent the sale is to be free and clear of Liens, that the ABL Liens and the First Priority Liens will attach to the proceeds of the sale on the same basis of priority as such Liens attached to the assets being sold, in accordance with the Senior Lien Intercreditor Agreement.

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(x) in the case of ABL Priority Collateral, the holders of First Priority Lien Obligations and their respective Authorized Representatives will not seek relief from the automatic stay or any other stay in any insolvency or liquidation proceeding without the prior consent of the ABL Facility Collateral Agent; and (y) in the case of First Priority Collateral, the ABL Facility Collateral Agent and the holders of ABL Obligations will not seek relief from the automatic stay or any other stay in any insolvency or liquidation proceeding without the prior consent of the Applicable Authorized Representative.

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In respect of the ABL Priority Collateral, the holders of First Priority Lien Obligations and their respective Authorized Representatives will not contest (or support any other person contesting) (a) any request by the ABL Facility Collateral Agent or the holders of ABL Obligations for adequate protection or (b) any objection by the ABL Facility Collateral Agent or the holders of ABL Obligations to any motion, relief, action or proceeding based on the ABL Facility Collateral Agent or the holders of ABL Obligations’ claiming a lack of adequate protection. Notwithstanding the foregoing, in any insolvency or liquidation proceeding, (i) if the holders of ABL Obligations (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing or use of cash collateral under Section 363 or Section 364 of the Bankruptcy Code or any similar law, then the Applicable Authorized Representative may seek or request adequate protection in the form of a replacement Lien on such additional collateral, so long as, with respect to ABL Priority Collateral, such Lien is subordinated to the Liens securing the ABL Obligations and such DIP Financing (and all Obligations relating thereto), on the same basis as the other First Priority Liens on ABL Priority Collateral are subordinated to the Liens on ABL Priority Collateral securing the ABL Obligations under the Senior Lien Intercreditor Agreement and (ii) in the event the Applicable Authorized Representative seeks or requests adequate protection and such adequate protection is granted in the form of additional collateral, then the holders of First Priority Lien Obligations and their respective Authorized Representatives agree that the holders of the ABL Obligations shall also be granted a Lien on such additional collateral as security for the applicable ABL Obligations and any such DIP Financing and that any Lien on such additional collateral that constitutes ABL Priority Collateral securing the First Priority Lien Obligations shall be subordinated to the Liens on such collateral securing the ABL Obligations and any such DIP Financing (and all Obligations relating thereto) and any other Liens on ABL Priority Collateral granted to the holders of ABL Obligations as adequate protection on the same basis as the First Priority Liens are so subordinated to the Liens securing the ABL Obligations under the Senior Lien Intercreditor Agreement.

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(x) the holders of First Priority Lien Obligations and their respective Authorized Representatives will not oppose or seek to challenge any claim by the ABL Facility Collateral Agent or any holder of ABL Obligations for allowance of ABL Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the ABL Liens on the ABL Priority Collateral, without regard to the existence of the First Priority Liens on the ABL Priority Collateral; and (y) the ABL Facility Collateral Agent and the holders of ABL Obligations will not oppose or seek to challenge any claim by the holders of First Priority Lien Obligations and their respective Authorized Representatives for allowance of First Priority Lien Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the First Priority Liens on the First Priority Collateral, without regard to the existence of the ABL Liens on the First Priority Collateral.

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In respect of the First Priority Collateral, the ABL Facility Collateral Agent and the holders of ABL Obligations will not contest (or support any other person contesting) (a) any request by the holders of First Priority Lien Obligations and their respective Authorized Representatives for adequate protection or (b) any objection by the holders of First Priority Lien Obligations and their respective Authorized Representatives to any motion, relief, action or proceeding based on the holders of First Priority Lien Obligations and their respective Authorized Representatives claiming a lack of adequate protection. Notwithstanding the foregoing, in any insolvency or liquidation proceeding, (i) if the holders of First Priority Lien Obligations (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing or use of cash collateral under Section 363 or Section 364 of the Bankruptcy Code or any similar law, then the ABL Facility Collateral Agent may seek or request adequate protection in the form of a replacement Lien on such additional collateral, so long as, with respect to First Priority Collateral, such Lien is subordinated to the Liens on Notes Priority Collateral securing the First Priority Lien Obligations and such DIP Financing (and all Obligations relating thereto), on the same basis as the other ABL Liens on First Priority Collateral are subordinated to the First Priority Liens on First Priority Collateral under the Senior Lien Intercreditor Agreement and (ii) in the event the ABL Facility Collateral Agent seeks or requests adequate protection and such adequate protection is granted in the form of additional collateral, then the ABL Facility Collateral Agent and the holders of ABL Obligations agree that the holders of the First Priority Lien Obligations shall also be granted a Lien on such additional collateral as security for the applicable First Priority Lien Obligations and any such DIP Financing and that any Lien on such additional collateral that constitutes First Priority Collateral securing the ABL Obligations shall be subordinated to the Liens on such collateral securing the First Priority Lien Obligations and any such DIP Financing (and all Obligations relating thereto) and any other Liens on First Priority Collateral granted to the holders of First Priority Lien Obligations as adequate protection on the same basis as the other ABL Liens on First Priority Collateral are subordinated to the First Priority Liens on First Priority Collateral under the Senior Lien Intercreditor Agreement; and (x) until the discharge of ABL Obligations has occurred, the Authorized Representatives, on their own behalf or on behalf of any respective holder of First Priority Lien Obligations, will not assert or enforce any claim under Section 506(c) of the Bankruptcy Code senior to or on a parity with the ABL Liens on ABL Priority Collateral for costs or expenses of preserving or disposing of any Collateral; and (y) until the discharge of the First Priority Lien Obligations has occurred, the ABL Facility Collateral Agent, on behalf of itself and the holders of ABL Obligations, will not assert or enforce any claim under Section 506(c) of the United States bankruptcy Code senior to or on a parity with the First Priority Liens on First Priority Collateral for costs or expenses of preserving or disposing of any Collateral.

The Indenture will provide that, at any time, in the event any ABL Facility has been terminated and all ABL Facility Obligations have been terminated, upon request of the Company, the Collateral Agent and any other Authorized Representative will enter into a First Lien Intercreditor Agreement.

Optional Redemption

The notes will not be redeemable at the option of the Company prior to April 15, 2017, except as set forth below.

At any time prior to April 15, 2017, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice described under “—Selection and Notice” below, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

On or after April 15, 2017, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice described under “—Selection and Notice” below, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on April 15 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2017	103.000%
2018	102.000%
2019	101.000%
2020 and thereafter	100.000%

At any time prior to April 15, 2015, the Company may on any one or more occasions redeem up to 35% of the original aggregate principal amount of the notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 106.00% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(1) at least 65% of the original aggregate principal amount of the notes remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of such Equity Offering.

Selection and Notice. If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee not more than 60 days prior to the redemption date by lot or in accordance with DTC’s applicable procedures; provided, however, that notes will not be redeemed in an amount less than the minimum authorized denomination of $2,000. Notice of redemption shall be mailed by first class mail (or electronic transmission in the case of notes held in book entry form) not less than 30 nor more than 60 days prior to the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption.

Mandatory Redemption; Open Market Purchases

The Company will not be required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase the notes as described under “—Certain Covenants—Limitation on Asset Sales” and “—Change of Control.” The Company may at any time and from time to time purchase notes in the open market or otherwise.

Certain Covenants

Limitation on Consolidated Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, Incur any Indebtedness (other than Permitted Indebtedness) unless as of the date such Indebtedness is Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, each of the following conditions is satisfied: (1) the Senior Leverage Ratio does not exceed 4.75 to 1.00; and (2) the Total Leverage Ratio does not exceed 5.75 to 1.00.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of Permitted Indebtedness or is entitled to be Incurred pursuant to the ratios set forth in the immediately preceding paragraph, the Company shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant.

Limitation on Restricted Payments. The Company will not, and will not permit its Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend on, or make any distribution in respect of, any of the Company’s or any Subsidiary’s Capital Stock (excluding dividends or distributions payable in the Company’s Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in such Redeemable Capital Stock)) held by any Person other than the Company or any of its Wholly Owned Subsidiaries;

(2) purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock; or

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement);

(such payments or any other actions described in (1) through (3) above are collectively referred to as “Restricted Payments“) except the following:

(1) so long as no Default or Event of Default shall have occurred and be continuing, the Company may make Restricted Payments to Holdings to permit Holdings to purchase Holdings’ common stock or common stock options from present or former officers, consultants or employees of Holdings, the Company or any Subsidiary upon the death, disability or termination of employment of such officer, consultant or employee; provided, that the aggregate amount of payments under this clause (1) subsequent to the Issue Date (net of any proceeds received by Holdings and contributed to the Company subsequent to the Issue Date in connection with resales of any common stock or common stock options so purchased) shall not exceed $20.0 million;

(2) the Company may pay the Services Fee and Reimbursable Costs (as defined in the Management Agreement) to Holdings pursuant to the terms of the Management Agreement;

(3) the Company may make payments pursuant to the Tax Receivable Agreement in the amount and at the time necessary to satisfy Holdings’ contractual obligations with respect to the actual cash tax benefits payable to the Founding Members, in their capacities as members of the Company, and to the entities that are parties to the ESAs in respect of the tax benefits arising from the modifications of such agreements as of the IPO Date (and to Holdings to the extent that the parties to the ESAs make a payment back to the Company pursuant to the Tax Receivable Agreement to enable Holdings to make a payment to a tax authority); provided that any such payments shall be supported by reasonably detailed calculations delivered to the Trustee no later than five Business Days prior to any such payment;

(4) the Company may make quarterly distributions constituting Restricted Payments to each of its members for income taxes of such member in an amount equal to (x) the estimated or actual taxable income of the Company, as determined for federal income tax purposes, for the period to which the distribution relates multiplied by (y) the Applicable Tax Rate;

(5) so long as no Default or Event of Default has occurred and is continuing, the Company may make Restricted Payments of up to, in the event the Senior Secured Leverage Ratio (after giving effect to such Restricted Payment) is equal to or less than 6.50 to 1.00, an amount equal to (x) 100% of Available Cash for the fiscal quarter immediately preceding such Restricted Payment less (y) the aggregate Fair Market Value of any Investments made by the Company or any of its Subsidiaries pursuant to clause (4) of the definition of “Permitted Investments” from Available Cash for the fiscal quarter immediately preceding such Restricted Payment (this clause (5), the “Available Cash Restricted Payment Provision“);

(6) so long as no Default or Event of Default has occurred and is continuing, the Company may make Restricted Payments of up to, (x) in the event the Total Leverage Ratio (after giving effect to such Restricted Payment) is equal to or less than 6.25 to 1.00, an amount equal to 100% of the aggregate Net Cash Proceeds from the issuance or sale after the Issue Date (other than to any Subsidiaries) of Subordinated Obligations of the Company that by their terms or by the terms of any security into which they are convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased including at the option of the holder thereof (other than pursuant to a “change of control” offer or an “asset sale” offer), in whole or in part, after the Stated Maturity of the notes and (y) 100% of the aggregate Net Cash Proceeds from the issuance or sale after the Issue Date (other than to any Subsidiaries) of Capital Stock (other than Redeemable Capital Stock) of the Company (or of a direct or indirect parent of the Company the proceeds of which have been contributed to the Company) or options, warrants or rights to purchase shares of Capital Stock (other than Redeemable Capital Stock) of the Company (or of a direct or indirect parent of the Company the proceeds of which have been contributed to the Company);

(7) the Company may redeem common membership units from a member of the Company (other than Holdings) in accordance with Article 9 of the Company LLC Operating Agreement (as in effect on the Issue Date);

(8) the Company may make (x) repurchases of Capital Stock deemed to occur upon the exercise of stock options or the grant, vesting or payment of other equity compensation awards if the Capital Stock represents all or a portion of the exercise price thereof or is to pay related withholding taxes upon exercise of options or upon the grant, vesting or payment of other equity compensation awards (whether such Capital Stock is withheld from the Capital Stock otherwise issuable or is delivered by the holder of the option or other award in satisfaction of any obligation), including, without limitation, repurchases of Capital Stock in connection with equity compensation described in Section 3.5(c) of the Company LLC Operating Agreement (as in effect on the Issue Date), and (y) Restricted Payments by the Company to allow the payment of cash in lieu of the issuance of fractional Capital Stock upon the exercise of options or warrants, upon the conversion or exchange of Capital Stock of the Company or in connection with the common unit adjustment pursuant to Section 4(b) of the Common Unit Adjustment Agreement (as in effect on the Issue Date); and

(9) the Company or any Guarantor may make any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Consolidated Indebtedness” and in each case without any increase in the principal amount thereof or any shortening of the maturity of any principal amount thereof.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution.

Limitation on Investments. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, make any Investment other than a Permitted Investment.

Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company) involving aggregate consideration in excess of $5.0 million, unless:

(1) such transaction or series of transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable transaction in an arm’s-length dealing with an unaffiliated third party;

(2) such transaction or series of transactions is in the best interests of the Company; and

(3) with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $50.0 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (1) and (2) above, as evidenced by a Board Resolution.

Notwithstanding the foregoing limitation, the Company and its Subsidiaries may enter into or suffer to exist the following:

(1) any transaction pursuant to any contract in existence on the Issue Date;

(2) any Restricted Payment permitted to be made pursuant to the provisions of “—Limitation on Restricted Payments” above;

(3) any transaction or series of transactions between the Company and one or more of its Subsidiaries or between two or more of its Subsidiaries (provided that no more than 5% of the equity interest in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of an equity interest in the Company), by any Affiliate of the Company other than a Subsidiary);

(4) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of, and indemnity provided on behalf of, officers, directors and employees of the Company or any of its Subsidiaries or of Holdings; and

(5) the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under the terms of, any agreements that are described in Holdings’ Annual Report on Form 10-K for the year ended December 29, 2011 and any amendments thereto; provided, however, that the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under, any future amendment to such agreements shall only be permitted by this clause (5) to the extent that, as determined by the Board of Directors, the terms of any such amendment, taken as a whole, are not more disadvantageous to the holders of the notes in any material respect than the terms of such agreements in effect on the Issue Date.

Limitation on Liens Securing Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries of the Company), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness.

Limitation on Asset Sales. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(1) the Company (or such Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value, as determined by the Board of Directors, of the assets or the Capital Stock subject to such Asset Sale; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Subsidiary is in the form of cash or Cash Equivalents; provided that for purposes of this clause (2), each of the following shall be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet (including the footnotes) available for the Company and its Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of such assets and from which the Company and its Subsidiaries are unconditionally released in writing by all creditors with respect to such liabilities;

(b) any securities, notes or other obligations, instruments, or assets received by the Company or such Subsidiary from such transferee that are converted within 180 days after receipt thereof by the Company or such Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion;

(c) any Designated Non-Cash Consideration received by the Company or such Subsidiary in such Asset Sale having an aggregate Fair Market Value, as determined by the Board of Directors, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed 5.0% of Consolidated Total Assets at the time of the receipt of such Designated Non-Cash Consideration, with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(3) if such Asset Sale involves the disposition of Collateral, the Company or such Subsidiary has complied with the provisions of the Indenture and the Security Documents.

Within 450 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Subsidiary, as the case may be) may, at its option, apply such Net Cash Proceeds to:

(1) repay, prepay, purchase, redeem or otherwise retire:

(a) Obligations constituting First Priority Lien Obligations (and, if the Indebtedness repaid is Indebtedness under a Revolving Credit Facility, to correspondingly reduce commitments with respect thereto); provided, that, if First Priority Lien Obligations are repaid, prepaid, purchased or otherwise retired, the Issuer shall equally and ratably reduce Obligations under the notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer (and after making such offer and complying with the procedures set forth below, the amount of Collateral Excess Proceeds and Excess Proceeds shall be reduced by the amount of Net Cash Proceeds so offered for purchase of notes)) to all holders of notes to purchase a pro rata amount of their notes at 100% of the principal amount thereof, plus accrued but unpaid interest),

(b) Indebtedness constituting Pari Passu Indebtedness (other than First Priority Lien Obligations) so long as the Asset Sale proceeds are with respect to assets that do not constitute Collateral (provided that if the Company shall so reduce Pari Passu Indebtedness that is unsecured, the Issuer will equally and ratably offer to purchase notes Obligations in any manner set forth in clause (a) above) (and after making such offer and complying with the procedures set forth below, the amount of Collateral Excess Proceeds and Excess Proceeds shall be reduced by the amount Net Cash Proceeds so offered for purchase of notes)), or

(c) Indebtedness of a Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company; or

(2) acquire, construct, replace, improve or repair assets useful in the Company’s or any Subsidiary’s business.

Pending the final application of any Net Cash Proceeds, the Company (or such Subsidiary, as the case may be) may, at its option, (1) apply the Net Cash Proceeds to temporarily reduce Indebtedness outstanding under any Revolving Credit Facility of the Company or any Subsidiary, or (2) otherwise invest or apply the Net Cash Proceeds in any manner that is not prohibited by the Indenture.

Any Net Cash Proceeds from Asset Sales that constitute Collateral that are not applied or invested as provided in the second paragraph of this covenant shall constitute “Collateral Excess Proceeds.” Within 30 days following the date on which the aggregate amount of Collateral Excess Proceeds exceeds $25.0 million, the Company shall make an offer to all holders of notes (the “Collateral Note Asset Sale Offer”), and, if required by the terms thereof, an offer to all holders of any other First Priority Lien Obligations containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (such Indebtedness, the “Pari Passu Secured Indebtedness” and, such offer, the “Pari Passu Secured Asset Sale Offer”), to purchase, on a pro rata basis (with Collateral Excess Proceeds pro rated between the holders of notes and such holders of such Pari Passu Secured Indebtedness based upon the respective outstanding aggregate principal amounts (or accreted value, as applicable) on the date the Note Asset Sale Offer and the Pari Passu Secured Asset Sale Offer, respectively, are made), the maximum principal amount of the notes and the maximum principal amount (or accreted value, as applicable) of such Pari Passu Secured Indebtedness that may be purchased out of the respective pro rata amounts of Collateral Excess Proceeds. To the extent that the aggregate principal amount of notes or the aggregate principal amount (or accreted value, if applicable) of such Pari Passu Secured Indebtedness tendered into the Collateral Note Asset Sale Offer and the Pari Passu Secured Asset Sale Offer, respectively, is less than the principal amount of notes or the principal amount (or accreted value, if applicable) of such Pari Passu Secured Indebtedness offered to be purchased in the Collateral Note Asset Sale Offer or the Pari Passu Secured Asset Sale Offer, respectively, the Company and its Subsidiaries may use those remaining Collateral Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes or the aggregate principal amount (or accreted value, if applicable) of such Pari Passu Secured Indebtedness tendered into the Collateral Note Asset Sale Offer or the Pari Passu Secured Asset Sale Offer, respectively, exceeds the respective pro rata amounts of Collateral Excess Proceeds, the applicable trustee will select such notes or such other Pari Passu Secured Indebtedness, as the case may be, to be purchased on a pro rata basis.

Any Net Cash Proceeds from Asset Sales that do not constitute Collateral that are not applied or invested as provided in the second paragraph of this covenant shall constitute “Excess Proceeds.” Within 30 days following the date on which the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company shall make an offer (together with a Collateral Note Asset Sale Offer, an “Asset Sale Offer”) to all holders of notes (the “Note Asset Sale Offer”), and, if required by the terms thereof, an offer to all holders of any other Indebtedness which ranks pari passu in right of payment with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (such Indebtedness, the “Pari Passu Indebtedness” and, such offer, the “Pari Passu Asset Sale Offer”), to purchase, on a pro rata basis (with Excess Proceeds pro rated between the holders of notes and such holders of such Pari Passu Indebtedness based upon the respective outstanding aggregate principal amounts (or accreted value, as applicable) on the date the Note Asset Sale Offer and the Pari Passu Asset Sale Offer, respectively, are made), the maximum principal amount of the notes and the maximum principal amount (or accreted value, as applicable) of such Pari Passu Indebtedness that may be purchased out of the respective pro rata amounts of Excess Proceeds. To the extent that the aggregate principal amount of notes or the aggregate principal amount (or accreted value, if applicable) of such Pari Passu Indebtedness tendered into the Note Asset Sale Offer and the Pari

Passu Asset Sale Offer, respectively, is less than the principal amount of notes or the principal amount (or accreted value, if applicable) of such Pari Passu Indebtedness offered to be purchased in the Note Asset Sale Offer or the Pari Passu Asset Sale Offer, respectively, the Company and its Subsidiaries may use those remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes or the aggregate principal amount (or accreted value, if applicable) of such Pari Passu Indebtedness tendered into the Note Asset Sale Offer or the Pari Passu Asset Sale Offer, respectively, exceeds the respective pro rata amounts of Excess Proceeds, the applicable trustee will select such notes or such other Pari Passu Indebtedness, as the case may be, to be purchased on a pro rata basis.

The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase (the “Asset Sale Payment Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), and will be payable in cash. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds or Collateral Excess Proceeds, as applicable, will be reset at zero.

If any non-cash consideration received by the Company or any of its Subsidiaries, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition, at the time of such conversion or disposition, shall be subject to the provisions of this covenant (subject to the proviso of the definition of “Asset Sale”).

If an offer is made to repurchase the notes pursuant to an Asset Sale Offer, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Future Guarantors. After the Issue Date, the Company will cause each Subsidiary which guarantees obligations under the Credit Agreement or any other Indebtedness of the Company or any Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, interest and Special Interest, if any, on the notes on a senior secured basis. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Subsidiary without rendering the Subsidiary Guarantee as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Notwithstanding the foregoing, if a Guarantor is released and discharged in full from its obligations under its Guarantees of (1) the Credit Agreement and related documentation and (2) all other Indebtedness of the Company and any Guarantor, then the Subsidiary Guarantee of such Guarantor shall be automatically and unconditionally released and discharged. Any Subsidiary which executes such a supplemental indenture will become party to the Security Documents and secure its obligations with respect to its Guarantee by any assets that secure such Subsidiary’s Guarantee of the Credit Facilities Obligations.

SEC Reports. Following the consummation of the exchange offer contemplated by the Registration Rights Agreement (or the effectiveness of a shelf registration statement in lieu thereof, if such shelf registration statement is so required by the Registration Rights Agreement), and whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and holders of notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings but shall still be obligated to provide such information, documents and reports to the Trustee and the holders of the notes.

Notwithstanding the foregoing, prior to the consummation of the exchange offer contemplated by the Registration Rights Agreement (or the effectiveness of a shelf registration statement in lieu thereof, if such shelf registration statement is so required by the Registration Rights Agreement), the Company shall provide the Trustee and holders of notes with the financial information that would have been required to be included in an annual or quarterly report, as applicable, as specified in Sections 13 and 15(d) of the Exchange Act and required to be filed with the SEC by a U.S. corporation subject to such Sections (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section), in each case within 15 days after the Company would have been required to file such annual or quarterly report with the SEC.

Notwithstanding anything herein to the contrary, for purposes of clause (4) under “—Events of Default,” the Company will not be deemed to have failed to comply with its obligations under this “SEC Reports” covenant to file with SEC and/or provide the Trustee and holders of the notes with information, documents and reports until 120 days after the date such information, document or report is required to be so filed with the SEC or provided to the Trustee and the holders of notes, respectively, pursuant to this covenant.

Payments for Consent

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless that consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Merger and Sale of Substantially All Assets

The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than any Wholly Owned Subsidiary) or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person (other than any Wholly Owned Subsidiary) or group of affiliated Persons unless at the time and after giving effect thereto:

(1) either:

(a) the Company will be the continuing entity; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the “Surviving Entity”) will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume all the Obligations of the Company under the notes, the Indenture, the Security Documents and the Registration Rights Agreement;

(2) immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis, except in the case of the consolidation or merger of any Subsidiary with or into the Company, the Company (or the Surviving Entity if the Company is not the continuing corporation) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of “Certain Covenants—Limitation on Consolidated Indebtedness”; and

(4) each Guarantor, if any (unless it is the other party to the transactions above, in which case clause (1)(b) shall apply), shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the outstanding notes, the Indenture and the Security Documents and its obligations under the Registration Rights Agreement shall continue to be in effect.

In connection with any consolidation, merger, transfer or lease contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with and the supplemental indenture constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms.

Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor entity formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise every right and power of the Company under the notes, the Indenture, the Security Documents and the Registration Rights Agreement, with the same effect as if such successor corporation had been named as the Company therein. In the event of any transaction (other than a lease) described and listed in the immediately preceding paragraphs in which the Company is not the continuing entity, the successor Person formed or remaining shall succeed to, be substituted for and may exercise every right and power of the Company, and the Company shall be discharged from all obligations and covenants under the notes, the Indenture and the Registration Rights Agreement.

Change of Control

Upon the occurrence of a Change of Control, the Company will be required to make an offer (a “Change of Control Offer”) to purchase all outstanding notes (as described in the Indenture) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

The Change of Control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the Company’s knowledge of any specific effort to accumulate the Company’s stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between the Company and the initial purchasers. The Company is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future.

The Credit Agreement provides that a Change of Control would constitute a default thereunder. In addition, the Company’s ability to pay cash to the holders of the notes in connection with a Change of Control may be limited to the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Company’s failure to purchase notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing debt of the Company, and also may constitute a default under future debt of the Company. The Company’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See “—Modification and Waiver.”

The provisions of the Indenture would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders.

If an offer is made to repurchase the notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used in this section for which no definition is provided.

“ABL Priority Collateral” means the portion of the Collateral consisting of any and all of the following: (a) all accounts; (b) to the extent evidencing, governing, securing or otherwise related to ABL Priority Collateral, all (i) general intangibles, (ii) chattel paper, (iii) instruments and (iv) documents; (c) all payment intangibles (including corporate tax refunds), other than any payment intangibles that represent tax refunds in respect of real property, fixtures or equipment; (d) all cash and Cash Equivalents; (e) all collection accounts, deposit accounts, securities accounts and commodity accounts and any cash or other assets in any such accounts (other than separately identified cash proceeds of First Priority Collateral) and securities entitlements and other rights with respect thereto; (f) to the extent relating to any ABL Priority Collateral, all supporting obligations and letter of credit rights; (g) all books and records relating to ABL Priority Collateral; and (h) all products and proceeds of ABL Priority Collateral in whatever form received.

“Additional First Priority Lien Obligations” means any Notes Obligations and any other First Priority Lien Obligations, in each case, that are incurred after the Issue Date and secured by the Common Collateral on a first-priority basis pursuant to the Security Documents.

“Adjusted Consolidated EBITDA” means, as to the Company and its Subsidiaries for a particular period, the sum of:

(1) Consolidated EBITDA of Company and its Subsidiaries for such period; plus

(2) amounts received by the Company during such period pursuant to agreements with any of the ESA Parties granting the Company exclusive rights to access and use certain theatres acquired by the ESA Parties for services pursuant to the ESAs to the extent such amounts are not otherwise included in determining Consolidated EBITDA of Company and its Subsidiaries under clause (1) of this definition for such period; plus

(3) the aggregate amount of cash payments received by the Company during such period pursuant to Section 4(b) of the Common Unit Adjustment Agreement (as in effect on the Issue Date) to the extent such amounts are not otherwise included in determining Consolidated EBITDA of the Company and its Subsidiaries under clause (1) of this definition for such period.

“Affiliate” means, with respect to any specified Person:

(1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

(2) any other Person that owns, directly or indirectly, 10% or more of such Person’s Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Authorized Representative“ means, with respect to any Common Collateral, (i) until the earlier of (x) the discharge of Credit Facilities Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the administrative agent and/or collateral agent under the Credit Facilities and (ii) from and after the earlier of (x) the discharge of Credit Facilities Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the Majority Non-Controlling Authorized Representative.

“Applicable Premium“ means, with respect to any notes on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess, if any, of

(a) the present value at such redemption date of (i) the redemption price of the note at April 15, 2017 (such redemption price being set forth in the table appearing above under “Optional Redemption”), plus (ii) all required interest payments due on such note through April 15, 2017 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of such note.

“Applicable Tax Rate“ means (1) 40% or (2) if, at the time of the relevant distribution described in clause (4) of “—Certain Covenants—Limitation on Restricted Payments,” the highest combined federal, state and local marginal rate applicable to corporate taxpayers residing in New York City, New York, taking into account the deductibility of state and local income taxes for federal income tax purposes shall exceed 40%, such higher rate.

“Asset Sale“ means:

(1) the sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of any assets; provided that any such disposition of all or substantially all of the assets of the Company or any disposition that constitutes a Change of Control pursuant to the Indenture shall not constitute an Asset Sale and shall be governed by the provisions described above under the caption “—Change of Control” and/or the provisions described above under the caption “—Merger and Sale of Substantially All Assets” and not by the provisions described under the caption “—Certain Covenants—Limitation on Asset Sales;” and

(2) the issuance or sale of Capital Stock of any of the Company’s Subsidiaries;

provided, however, that the following shall not be deemed to be Asset Sales:

(a) the disposition of obsolete or worn out assets (including the abandonment of intellectual property) in the ordinary course of business or other assets not practically usable in the business of the Company or its Subsidiaries;

(b) the sale or other disposition of inventory (including advertising, lobby promotions, CineMeetings, sponsorships and digital programming inventory) in the ordinary course of business;

(c) dispositions by the Company of assets (but not all or substantially all of its assets) to any Guarantor;

(d) the sale or issuance of any Subsidiary’s Capital Stock to the Company or any Guarantor;

(e) dispositions (other than leases) of equipment to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such disposition are reasonably promptly applied to the purchase price of such replacement property;

(f) dispositions of cash and Cash Equivalents not otherwise prohibited under the Indenture;

(g) a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments” or an Investment otherwise permitted by the Indenture;

(h) dispositions of equipment for use in “Georgia Theater Company” theaters in an amount not to exceed $250,000 per fiscal year;

(i) dispositions by the Company of Holdings Common Stock in connection with the redemption of the Company’s common membership units by any member of the Company (other than Holdings) in accordance with Article 9 of the Company LLC Operating Agreement (as in effect on the Issue Date);

(j) leases, subleases and concessions of interest in real, personal and mixed property (and dispositions of such leases, subleases and concessions) in the ordinary course of business;

(k) licenses (and dispositions or cancellations of such licenses) of intellectual property rights by the Company or any of its Subsidiaries, as licensor, in the ordinary course of business;

(l) dispositions of receivables that are compromised or settled for less than the full amount thereof, discounted or extended, in each case in the ordinary course of business;

(m) dispositions of equipment to a network affiliate in the ordinary course of business in connection with the sale or distribution of advertising; and

(n) the disposition of other assets having a book value not to exceed $15.0 million in the aggregate for any fiscal year of the Company.

“Authorized Representative“ means (i) in the case of any Credit Facilities Obligations or the Credit Facilities Secured Parties, the administrative agent and/or collateral agent under the Credit Agreement, (ii) in the case of the Notes Obligations or the Holders, the Trustee and (iv) in the

case of any other Series of Additional First Priority Lien Obligations or Additional First Lien Secured Parties that become subject to the Intercreditor Agreement (or Senior Lien Intercreditor Agreement), the Authorized Representative named for such Series in the applicable joinder agreement.

“Available Cash“ means, for a particular period:

(1) the Company’s earnings before interest, taxes, depreciation and amortization (as determined in accordance with GAAP); plus

(2) non-cash items of deduction or loss (other than items related to barter transactions) subtracted in determining the Company’s earnings under clause (1); plus

(3) interest income received by the Company to the extent such income is not otherwise included in determining the Company’s earnings under clause (1); plus

(4) amounts received by the Company pursuant to agreements with any of the ESA Parties granting the Company exclusive rights to access and use certain theatres acquired by the ESA Parties for services pursuant to the ESAs to the extent such amounts are not otherwise included in determining the Company’s earnings under clause (1); plus

(5) amounts received by the Company pursuant to the Common Unit Adjustment Agreement to the extent such amounts are not otherwise included in determining the Company’s earnings under clause (1); plus

(6) amounts received by the Company pursuant to Section 3.5(c) of the Company LLC Operating Agreement (as in effect on the IPO Date) to the extent such amounts are not otherwise included in determining the Company’s earnings under clause (1); plus

(7) net proceeds (after expenses attributable to the sale) from the sale of Company assets to the extent such proceeds are not otherwise included in determining the Company’s earnings under clause (1); plus

(8) for the second quarterly period of each fiscal year of the Company, the amount of any Distribution Increase (as hereinafter defined) attributable to the Distribution Year (as hereinafter defined); plus

(9) for the fourth quarterly period of each fiscal year of the Company, any amounts that the Company was not permitted to distribute to its members for each of the immediately preceding three quarterly fiscal periods of such fiscal year as a result of the application of the Available Cash Restricted Payment Provision (to the extent such amounts are not restricted under the Available Cash Restricted Payment Provision as of the last day of such fourth quarterly fiscal period); less

(10) non-cash items of income or gain (other than items related to barter transactions) added in determining the Company’s earnings under clause (1); less

(11) amounts paid by the Company pursuant to the ESAs, the Management Agreement or other similar agreements to the extent such amounts are not otherwise deducted in determining the Company’s earnings under clause (1); less

(12) amounts paid by the Company pursuant to the Common Unit Adjustment Agreement to the extent such amounts are not otherwise deducted in determining the Company’s earnings under clause (1); less

(13) taxes paid by the Company; less

(14) (x) capital expenditures made by the Company, minus (y) any Agreed Increase in Available Cash (as hereinafter defined) in such period relating to a Specified Capital Expenditure (as hereinafter defined), plus (z) any Agreed Decrease in Available Cash (as hereinafter defined) in such period relating to a Specified Capital Expenditure; provided that the aggregate amount of all Agreed Decreases in Available Cash relating to any Specified Capital Expenditure for all fiscal quarters must equal the Agreed Increase in Available Cash relating to such Specified Capital Expenditure prior to the Stated Maturity of the notes; less

(15) for the second quarterly period of each fiscal year of the Company, the amount of any Distribution Decrease (as hereinafter defined) attributable to the Distribution Year; less

(16) interest paid by the Company on Specified Funded Indebtedness (as hereinafter defined); less

(17) mandatory principal payments made by the Company on Specified Funded Indebtedness to the extent such principal payments are made from funds other than funds that were restricted pursuant to the Available Cash Restricted Payment Provision; less

(18) amounts (other than interest and principal payments) paid by the Company with respect to Specified Funded Indebtedness to the extent such amounts are not otherwise deducted in determining the Company’s earnings under clause (1);

provided, however, that (A) amounts borrowed under, and optional principal payments made on, revolving credit loans under any Credit Facility shall not be taken into account in determining Available Cash; (B) amounts received or paid by the Company pursuant to the terms of the Tax Receivable Agreement shall not be taken into account in determining Available Cash; (C) for the quarterly period that includes the Issue Date, Available Cash shall be determined beginning on the day following the Issue Date through the last day of such quarterly fiscal period; and (D) proceeds of or any payments made with or out of the proceeds of the notes or any Credit Facilities or any Indebtedness incurred pursuant to the first paragraph under “Certain Covenants—Limitation on Consolidated Indebtedness” or clause (16) of the definition of “Permitted Indebtedness” shall not be taken in account in determining Available Cash. For purposes of this definition of “Available Cash” only, “Specified Funded Indebtedness“ means the sum of (x) Indebtedness of the Company pursuant to any Credit Facility, plus (y) the notes, plus (z) additional Indebtedness, or any refinancing thereof, of the Company as permitted under the terms of the Indenture.

For purposes of clause (14) of this definition of Available Cash: (A) the term “Agreed Increase in Available Cash“ means, with respect to any Specified Capital Expenditure, the amount of the increase in Available Cash in the fiscal quarter in which such Capital Expenditure is made that was agreed to among the Company and the members of the Company, such amount not to exceed the amount of such Specified Capital Expenditure; (B) the term “Specified Capital Expenditure“ means any Capital Expenditure with respect to which (and to the extent that) the Company has agreed with the members of the Company to an Agreed Increase in Available Cash in the fiscal quarter in which such Capital Expenditure is made and to one or more Agreed Decreases in Available Cash in one or more fiscal quarters prior to the Stated Maturity of the notes; and (C) the term “Agreed Decrease in Available Cash“ means, with respect to any Specified Capital Expenditure, the amount of the decrease in Available Cash in any quarter that was agreed to among the Company and the members of the Company; provided that the aggregate amount of all such Agreed Decreases in Available Cash for any Specified Capital Expenditure shall not exceed the amount of such Specified Capital Expenditure.

The Company shall determine Available Cash (i) for each quarterly fiscal period of the Company, and (ii) for each fiscal year of the Company (the “Distribution Year”). To the extent Available Cash for the Distribution Year is greater than the total amount of Restricted Payments and Investments made pursuant to clause (5) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” and clause (4) of “Permitted Investments”, respectively, with respect to the four quarterly fiscal periods in such Distribution Year (the “Distribution Increase“), the Distribution Increase will be added to Available Cash for the second quarterly period in the fiscal year following the Distribution Year. To the extent Available Cash for the Distribution Year is less than the total amount of Restricted Payments and Investments made pursuant to clause (5) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” and clause (4) of “Permitted Investments”, respectively, with respect to the four quarterly fiscal periods in such Distribution Year (the “Distribution Decrease“), the Distribution Decrease will be subtracted from Available Cash for the second quarterly period in the fiscal year following the Distribution Year.

“Board of Directors“ means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a limited partnership, the board of directors of the general partner of the partnership;

(3) with respect to a limited liability company, the Person or Persons who are the managing member, members or managers or any controlling committee or managing members or managers thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function;

provided, that except as otherwise indicated herein, references to “Board of Directors” shall refer to the Board of Directors of Holdings, for so long as Holdings is the Manager of the Company under the Company LLC Operating Agreement.

“Board Resolution“ means a copy of a resolution, certified by the Secretary of Holdings to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day“ means any day other than a Saturday or Sunday or other day on which banks in New York, New York, Denver, Colorado, or the city in which the Trustee’s office is located are authorized or required to be closed, or, if no note is outstanding, the city in which the principal corporate trust office of the Trustee is located.

“Capital Lease Obligations“ of any Person means any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease or financing lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation (together with Indebtedness in the form of operating leases entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect).

“Capital Stock“ means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests or units (whether general or limited) or membership interests or units (whether general or limited); and

(4) any other interests or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents“ means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest rating categories obtainable from Moody’s or S&P in each case maturing within six months after the date of acquisition;

(6) readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from Moody’s or S&P; and

(7) investments in money market funds which invest at least 95% of their assets in securities of the types described in clauses (1) through (6) of this definition.

“Change of Control“ means the occurrence of, after the date of the Indenture, any of the following events:

(1)(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding any Founding Member or Holdings, shall become the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the then issued and outstanding common membership units of the Company and (b) at such time (i) the supermajority voting procedure required under Section 5.2 of Holding’s Amended and Restated Certificate of Incorporation (as such Section is in effect on the Issue Date) is not applicable and (ii) no Founding Member is entitled to participate in giving Founding Member Approval (as such definition is defined in the Company LLC Operating Agreement on the Issue Date) pursuant to Section 4.3 of the Company LLC Operating Agreement (as such Section is in effect on the Issue Date); or

(2) (a) any Person, other than a Founding Member, acquires the right to (i) elect, or (ii) nominate for election or (iii) designate for nomination pursuant to the Designation Agreement, a majority of the members of the board of directors of Holdings and (b) at such time (i) the supermajority voting procedure required under Section 5.2 of the Holding’s Amended and Restated Certificate of Incorporation (as such Section is in effect on the Issue Date) is not applicable and (ii) no Founding Member is entitled to participate in giving Founding Member Approval (as such definition is defined in the Company LLC Operating Agreement on the Issue Date) pursuant to Section 4.3 of the Company LLC Operating Agreement (as such Section is in effect on the Issue Date); or

(3) (a) Holdings shall cease to be the manager of the Company and (b) at such time (i) the supermajority voting procedure required under Section 5.2 of the Holding’s Amended and Restated Certificate of Incorporation (as such Section is in effect on the Issue Date) is not applicable and (y) no Founding Member is entitled to participate in giving Founding Member Approval (as such definition is defined in the Company LLC Operating Agreement on the Issue Date) pursuant to Section 4.3 of the Company LLC Operating Agreement (as such Section is in effect on the Issue Date).

For purposes of this definition of Change of Control only, the term “Founding Member” shall mean (a) each of American Multi-Cinema, Inc., a Missouri corporation, Cinemark Media, Inc., a Delaware corporation, and Regal CineMedia Holdings, LLC, a Delaware limited liability company, and (b) each Permitted Transferee (as such definition is defined in the Company LLC Operating Agreement on the Issue Date) that constitutes a Founding Member Affiliate.

“Common Collateral“ means, at any time, Collateral in which the holders of two or more Series of First Priority Lien Obligations (or their respective Authorized Representatives) hold a valid and perfected security interest at such time. If more than two Series of First Priority Lien Obligations are outstanding at any time and the holders of less than all Series of First Priority Lien Obligations hold a valid and perfected security interest in any Collateral at such time, then such Collateral shall constitute Common Collateral for those Series of First Priority Lien Obligations that hold a valid security interest in such Collateral at such time and shall not constitute Common Collateral for any Series that does not have a valid and perfected security interest in such Collateral at such time.

“Company LLC Operating Agreement“ means the Third Amended and Restated Limited Liability Company Operating Agreement of the Company, as the same may be amended, supplemented or otherwise modified from time to time.

“Consolidated EBITDA“ of the Company for any period, means Consolidated Net Income of the Company and its Subsidiaries for such period plus, without duplication and to the extent deducted in determining such Consolidated Net Income for such period, the sum of:

(1) expenses for taxes based on income or capital (including franchise and similar taxes),

(2) Consolidated Interest Expense,

(3) depreciation and amortization expense,

(4) amortization of intangibles (including, but not limited to, goodwill) and organization costs,

(5) any extraordinary, unusual or non-recurring charges, expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, losses on sales of assets outside of the ordinary course of business),

(6) severance plan costs or expense, and

(7) any other non-cash charges, expenses or losses of the Company and its Subsidiaries, including without limitation, (i) non-cash compensation expenses arising from the issuance by Holdings, the Company or the applicable Subsidiary of equity, options to purchase equity, stock or equity appreciation rights or similar rights to the employees of Holdings, the Company and Subsidiaries of the Company and (ii) non-cash charges related to changes in the exposure of the Company and its Subsidiaries under Currency Hedging Obligations and Interest Rate Protection Agreements, and

minus , to the extent included in determining such Consolidated Net Income for such period, the sum of:

(a) interest income (except to the extent deducted in determining such Consolidated Net Income),

(b) any extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on the sales of assets outside of the ordinary course of business),

(c) any other non-cash income, and

(d) any cash payments made during such period in respect of items described in clause (6) above subsequent to the fiscal quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of Consolidated Net Income, all as determined on a consolidated basis.

For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period“) pursuant to any determination of the Senior Leverage Ratio, the Senior Secured Leverage Ratio and the Total Leverage Ratio, (i) if at any time during such Reference Period the Company or any Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period the Company or any Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition“ means any acquisition of all of the Capital Stock of another Person, or of all or substantially all of the assets of another Person or constituting a business or division of another Person, that involves the payment of consideration by the Company and its Subsidiaries in excess of an amount equal to 10% of Consolidated EBITDA of the Company and its Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the closing date of such acquisition with respect to which financial statements have been prepared by the Company. “Material Disposition“ means any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of property or series of related dispositions of property that yields gross proceeds to the Company or any of its Subsidiaries in excess of an amount equal to 10% of Consolidated EBITDA of the Company and its Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such disposition with respect to which financial statements have been prepared by the Company.

“Consolidated Interest Expense“ of any Person means, without duplication, for any period, as applied to any Person:

(1) the sum of:

(a) the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation:

(i) amortization of debt discount;

(ii) the net cost under Interest Rate Protection Agreements (including amortization of discounts);

(iii) the interest portion of any deferred payment obligation; and

(iv) accrued interest; plus

(b) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period, minus

(2) the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

“Consolidated Net Income“ of any Person for any period means the consolidated net income (or loss) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that in calculating Consolidated Net Income of the Company and its consolidated Subsidiaries for any period, there shall be excluded (1) except as set forth in the second paragraph of the definition of “Consolidated EBITDA,” the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Company or is merged into or consolidated with the Company or any of its Subsidiaries, (2) the income (or deficit) of any Person (other than a Subsidiary of the Company) in which the Company or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Company or such Subsidiary in the form of dividends or similar distributions and (3) the undistributed earnings of any Subsidiary of the Company to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary.

“Consolidated Total Assets“ means the consolidated total assets of the Company and its Subsidiaries, as shown on the most recent balance sheet of the Company and its Subsidiaries.

“Controlling Secured Parties“ means, with respect to any Common Collateral, the holders of the Series of First Priority Lien Obligations whose Authorized Representative is the Applicable Authorized Representative for such Common Collateral.

“Credit Agreement” means that certain Credit Agreement, dated February 13, 2007, among the Company, as Borrower, Lehman Commercial Paper Inc., as Administrative Agent, other agents and arrangers party thereto, and certain banks, financial institutions and other entities identified therein as Lenders, as amended by (a) that certain Amendment, Resignation, Waiver, Consent and Appointment Agreement, dated March 31, 2010, among the Company, as Borrower, Lehman Commercial Paper Inc., a debtor and debtor in possession and in various capacities, certain required Lenders, Barclays Bank PLC, as the successor Administrative Agent to Lehman Commercial Paper Inc., and certain other parties thereto, (b) Amendment No. 2 to the Credit Agreement, dated as of June 20, 2011, among the Company, as Borrower, Barclays Bank PLC, as the successor Administrative Agent to Lehman Commercial Paper Inc., and certain other parties thereto, and (c) Amendment No. 3, among the Company, as Borrower, Barclays Bank PLC, as the successor Administrative Agent to Lehman Commercial Paper Inc., and certain other parties thereto; and with respect to the Credit Agreement and each amendment thereto, any related notes, collateral documents, letters of credit, guarantees and other documents, and any appendices, exhibits or schedules to any of the foregoing, as any or all of such agreements may be amended, restated, modified or supplemented from time to time, together with any extensions, revisions, increases, refinancings, renewals, refundings, restructurings or replacements thereof.

“Credit Facilities“ means one or more (1) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, including, without limitation, the Credit Agreement, (2) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (3) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Facilities Obligations“ means Obligations in respect of the Credit Facilities, including, for the avoidance of doubt, Obligations in respect of Guarantees thereof and Hedging Obligations subject to guarantee and security agreements entered into in connection with the Credit Facilities.

“Currency Hedging Obligations“ means the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Default” means any event which is, or after notice or the passage of time or both, would be, an Event of Default.

“Designated Non-Cash Consideration“ means the Fair Market Value of non-cash consideration received by the Company or any of its Subsidiaries in an Asset Sale that is so designated as “Designated Non-Cash Consideration” pursuant to an Officers’ Certificate setting forth the basis of such valuation, executed by a financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-Cash Consideration.

“Designation Agreement“ means the Director Designation Agreement dated as of February 13, 2007 among Holdings, American Multi-Cinema, Inc., a Missouri corporation, Cinemark Media, Inc., a Delaware corporation, and Regal CineMedia Holdings, LLC, a Delaware limited liability company, as the same may be amended, supplemented or otherwise modified from time to time.

“Equity Offering“ means a public or private sale for cash by the Company or of a direct or indirect parent of the Company (the proceeds of which have been contributed to the Company) of Capital Stock (other than Redeemable Capital Stock), or options, warrants or rights with respect to such Person’s Capital Stock (other than Redeemable Capital Stock), other than public offerings with respect to such Person’s Capital Stock (other than Redeemable Capital Stock), or options, warrants or rights, registered on Form S-4 or S-8.

“ESA Parties“ means the collective reference to American Multi-Cinema, Inc., a Missouri corporation, Cinemark USA, Inc., a Texas corporation, and Regal Cinemas, Inc., a Tennessee corporation.

“ESAs“ means the collective reference to (1) the Exhibitor Services Agreement between the Company and American Multi-Cinema, Inc., a Missouri corporation, dated as of February 13, 2007, (2) the Exhibitor Services Agreement between the Company and Cinemark USA, Inc., a Texas corporation, dated as of February 13, 2007, and (3) the Exhibitor Services Agreement between the Company and Regal Cinemas, Inc., a Tennessee corporation, dated as of February 13, 2007, in each case as amended, supplemented or modified from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“exchange notes” means the notes issued in the exchange offer pursuant to this prospectus.

“Existing Notes“ means the $200.0 million aggregate principal amount of the Company’s 7.875% senior notes due 2021 outstanding on the Issue Date.

“Fair Market Value“ means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

“First Lien Secured Parties“ means (a) the “Secured Parties” (or similar term), as defined in the Credit Agreement, (b) the holders of Notes, and (c) any other holders of any Series of Additional First Priority Lien Obligations.

“First Priority Lien Obligations“ means (i) the Obligations in respect of the notes, including for the avoidance of doubt, Obligations in respect of any Guarantees thereof, (ii) the Credit Facilities Obligations and (iii) any other Obligations with respect to which any collateral agent for the holders of any First Priority Lien Obligations has become party to the Intercreditor Agreement (in accordance with the procedures set forth therein) (or the Senior Lien Intercreditor Agreement) on behalf of the holders of such Obligations to the extent the Liens securing such Obligations are permitted under clause (1) or, solely in the case of refinancing Indebtedness in respect of the notes, clause (19) of the definition of “Permitted Liens.”

“Foreign Subsidiary“ means any Subsidiary that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“Founding Members“ means the collective reference to American Multi-Cinema, Inc., a Missouri corporation, Cinemark Media, Inc., a Delaware corporation, and Regal CineMedia Holdings, LLC, a Delaware limited liability company.

“Founding Member Affiliate“ means each Founding Member Parent and any Person that, directly or indirectly, is controlled by a Founding Member Parent. For purposes of this definition only, “control” of a Person means the power, directly or indirectly, either to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Founding Member Parent“ means each of (a) AMC Entertainment Holdings, Inc. (as successor by merger to Marquee Holdings Inc.) or its successor or any Person that wholly owns AMC Entertainment Holdings, Inc., directly or indirectly, in the future, in the case of American Multi-Cinema, Inc., (b) Cinemark Holdings, Inc. or its successor or any Person that wholly owns Cinemark Holdings, Inc., directly or indirectly, in the future, in the case of Cinemark Media, Inc., and (c) Regal Entertainment Group or its successor or any Person that wholly owns Regal Entertainment Group, directly or indirectly, in the future, in the case of Regal CineMedia Holdings, LLC.

“Generally Accepted Accounting Principles“ or “GAAP“ means generally accepted accounting principles in the United States as in effect on the Issue Date, consistently applied.

“Government Securities“ means direct obligations (or certificates representing an ownership interest in such obligations) of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Guarantee “ means, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guaranteed Indebtedness” of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise.

“Guarantor” means each future Subsidiary of the Company, if any, that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary shall cease to be a Guarantor.

“Guarantor Subordinated Obligation“ means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligation“ of any Person means any Currency Hedging Obligation entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations and any obligations of such Person pursuant to any Permitted Interest Rate Protection Agreement.

“Holdings“ means National CineMedia, Inc., a Delaware corporation and the direct parent company of the Company.

“Holdings Common Stock“ means the common stock, par value $.01 per share, of Holdings.

“Holdings Common Stock Outstanding“ shall mean, as of any date of determination, (a) all shares of Holdings Common Stock actually outstanding on such date, (b) all shares of Holdings Common Stock issuable upon conversion or exchange of the common membership units of the Company outstanding on such date, and (c) all shares of Holdings Common Stock issuable upon exercise or conversion of all other options, warrants, evidences of indebtedness, shares (other than the Holdings Common Stock) or other securities outstanding on such date that are convertible or exchangeable for Holdings Common Stock.

“Holdings Total Capitalization“ means, as of any date of determination, the sum of:

(1) an amount equal to (a) the number of shares of Holdings Common Stock Outstanding on such date, multiplied by (b) the average of the closing prices of the Holdings Common Stock on the Nasdaq Global Select Market over the 30 day period ending three (3) trading days prior to such date; plus

(2) an amount equal to (a) the aggregate principal amount of all Indebtedness of Holdings and its Subsidiaries and the Company of the type described in clauses (1), (3), (4) and (10) of the definition of “Indebtedness” at such date, less (b) cash and Cash Equivalents of the Company and its Subsidiaries at such date, in each case determined on a consolidated basis in accordance with GAAP; plus

(3) an amount equal to aggregate book value of all outstanding shares of non-convertible preferred stock of Holdings (if any).

“Incur“ means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation (including, without limitation, preferred stock, temporary equity, mezzanine equity or similar classification) of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that any Indebtedness or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with “Certain Covenants—Limitation on Consolidated Indebtedness,” amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at stated maturity.

“Indebtedness” means, with respect to any Person, without duplication:

(1) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities Incurred in the ordinary course of business;

(2) all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding;

(3) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

(4) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

(5) (a) every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or a Subsidiary of such Person of the Capital Stock or substantially all of the assets of another Person or in consideration for the merger or consolidation with respect to which such Person or a Subsidiary of such Person was a party, and (b) all obligations of such Person, contingent or otherwise, to purchase, redeem, retire or otherwise acquire for value any Capital Stock of such Person on or prior to the Stated Maturity of the notes (other than for consideration consisting of common membership units of the Company or Holdings Common Stock or cash consideration of, or funded (directly or indirectly) by, Holdings);

(6) all indebtedness referred to in clauses (1) through (5) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness;

(7) all Guaranteed Indebtedness of such Person;

(8) all obligations under Interest Rate Protection Agreements of such Person;

(9) all Currency Hedging Obligations of such Person;

(10) all Capital Lease Obligations of such Person; and

(11) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (10) above.

“Interest Rate Protection Agreement“ means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

“Investment“ means, with respect to the Company or any of its Subsidiaries, any advance, loan, extension of credit (by way of guarantee or otherwise) or capital contribution to, or purchase of any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting an ongoing business from, or any other investment in, any other Person and the designation of any Subsidiary as an Unrestricted Subsidiary. The amount of any Investment will be the Fair Market Value on the date of the Investment, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution.

“IPO Date“ means February 13, 2007.

“Issue Date“ meansApril 27, 2012.

“Lien“ means any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

“Management Agreement“ means the Management Services Agreement between Holdings and the Company dated February 13, 2007, as the same may be amended, supplemented or modified from time to time.

“Material Permitted Acquisition“ means any Permitted Acquisition the consideration for which exceeds, on the closing date of the Permitted Acquisition, 10% of the Holdings Total Capitalization on such date.

“Maturity” means, with respect to any note, the date on which the principal of such note becomes due and payable as provided in such note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Moody’s“ means Moody’s Investor Service, Inc. or any successor to the rating agency business thereof.

“Net Cash Proceeds“ means:

(1) with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements); and

(2) with respect to any Asset Sale, the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of such Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Sale and any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when such proceeds are received), net of attorneys’ fees, other consultants’ fees, accountants’ fees, investment banking or brokerage fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted under the Indenture on any asset which is the subject of such Asset Sale and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable by the Company, any member thereof or otherwise as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and net of reserve amounts established by the Company or any Subsidiary for liabilities reasonably anticipated in connection with such Asset Sale so long as such reserve amounts are comprised of segregated cash or Cash Equivalents and will constitute Net Cash Proceeds to the extent such reserve amounts are no longer required to be maintained.

“Net Senior Indebtedness“ means, as of any date of determination (1) the aggregate amount of Senior Indebtedness of the Company and its Subsidiaries as of such date less (2) cash and Cash Equivalents of the Company and its Subsidiaries as of such date (in an amount not to exceed $100 million and, for the avoidance of doubt, in the event that this calculation is being made for purposes of incurrence of Indebtedness under the covenant “Limitation on consolidated indebtedness” not including the cash proceeds of such incurrence of Indebtedness), in each case determined on a consolidated basis in accordance with GAAP.

“Net Senior Secured Indebtedness“ means, as of any date of determination, (1) the aggregate amount of Senior Indebtedness secured by a Lien on the assets of the Company and its Subsidiaries as of such date less (2) cash and Cash Equivalents of the Company and its Subsidiaries as of such date (in an amount not to exceed $100 million and, for the avoidance of doubt, solely in the event that this calculation is being made in connection with an incurrence of Indebtedness or a transaction in which Indebtedness is being incurred (including a Permitted Acquisition), not including the cash proceeds of such incurrence of Indebtedness), in each case determined on a consolidated basis in accordance with GAAP.

“Net Total Indebtedness“ means, as of any date of determination, (1) the aggregate amount of all Indebtedness of the Company and its Subsidiaries of the type described in clauses (1), (3), (4), 5(a) and (10) of the definition of “Indebtedness” less (2) cash and Cash Equivalents of the Company and its Subsidiaries as of such date (in an amount not to exceed $100 million and, for the avoidance of doubt, in the event that this calculation is being made for purposes of incurrence of Indebtedness under the covenant “—Limitation on Consolidated Indebtedness” not including the cash proceeds of such incurrence of Indebtedness), in each case determined on a consolidated basis in accordance with GAAP.

“Non-Controlling Secured Parties“ means, with respect to any Common Collateral, the First Lien Secured Parties which are not Controlling Secured Parties with respect to such Common Collateral.

“Non-Recourse Indebtedness“ means Indebtedness as to which:

(1) none of the Company or any of its Subsidiaries:

(a) provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness); or

(b) is directly or indirectly liable; and

(2) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Non-Recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Note Obligations” means Obligations in respect of the Notes and the Indenture, including, for the avoidance of doubt, Obligations in respect of Guarantees thereof.

“notes” means the original notes and the exchange notes.

“Obligations” means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

“Officer“ means the Chairman of the Board, any Co-Chairman of the Board, President, the Chief Executive Officer, any Executive Vice President, any Senior Vice President, the Chief Financial Officer or the principal accounting officer of the Company or Holdings.

“Officers’ Certificate“ means a certificate signed by two Officers, at least one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or Holdings.

“Opinion of Counsel“ means a written opinion of counsel to the Company or any other Person reasonably satisfactory to the Trustee.

“original notes” means the 6.00% Senior Notes due 2022 issued by the Company on the Issue Date.

“Permitted Acquisition“ means an acquisition by the Company or any of its Subsidiaries that satisfies all of the following conditions: (1) immediately prior to and after giving effect to such acquisition, no Default or Event of Default shall have occurred and be continuing or would result therefrom, (2) if such Permitted Acquisition is a Material Permitted Acquisition, after giving effect thereto on a pro forma basis, the Senior Secured Leverage Ratio shall be less than or equal to 6.50 to 1.00, (3) any Person acquired in connection with such acquisition becomes a Subsidiary of the Company and (4) the Company shall have delivered to the Trustee an Officers’ Certificate certifying that all of the requirements set forth in this definition have been satisfied or will be satisfied on or prior to the consummation of such Permitted Acquisition and disclosing any Indebtedness assumed in connection with such Permitted Acquisition as permitted by clause (14) of the definition of “Permitted Indebtedness.”

“Permitted Indebtedness“ means the following:

(1) Indebtedness of the Company in respect of the notes, issued on the Issue Date, and Indebtedness of any Guarantors in respect of any Subsidiary Guarantees of such notes and the related exchange notes and exchange guarantees, if any, issued in registered exchange offers pursuant to the registration rights agreements;

(2) Indebtedness of the Company or any Guarantor under Revolving Credit Facilities together with the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount outstanding not to exceed $105.0 million;

(3) Indebtedness (a) of the Company to any Subsidiary, (b) of any Subsidiary Guarantor to the Company or any other Subsidiary or (c) of any Subsidiary that is not a Subsidiary Guarantor to any other Subsidiary that is not a Subsidiary Guarantor;

(4) Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by clause (10) of the definition of “Permitted Liens” in an aggregate principal amount not to exceed $25.0 million at any one time outstanding;

(5) Indebtedness outstanding on the Issue Date (other than any Indebtedness referred to in clause (2) of this definition) and any refinancings, refundings, renewals or extensions thereof or of the notes issued on the Issue Date (in each case, without any increase in the principal amount thereof or any shortening of the maturity of any principal amount thereof);

(6) Indebtedness of any Subsidiary Incurred in connection with the Guarantee of any Indebtedness of the Company or the Guarantors in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Subsidiary Guarantee;

(7) Guarantees arising out of the employment agreements entered into from time to time among Holdings, the Company and each “Service Employee” under (and as defined in) the Management Agreement, in each case as the same may be amended, supplemented or modified from time to time;

(8) Indebtedness of the Company or any Subsidiary in respect of (a) worker’s compensation claims, unemployment insurance and other social security benefits and (b) surety bonds issued for the account of the Company or any Subsidiary in the ordinary course of business;

(9) Indebtedness consisting of deferred payment obligations resulting from the adjudication or settlement of any litigation or from an arbitration or mediation award or settlement, in any case involving the Company or any of its Subsidiaries so long as such judgment or settlement would not constitute an Event of Default;

(10) Indebtedness incurred in connection with the financing of insurance premiums in the ordinary course of business;

(11) Indebtedness resulting from the endorsement of negotiable instruments in the ordinary course of business or arising from honoring of a check, draft or similar instrument presented by the Company or any of its Subsidiaries in the ordinary course of business against insufficient funds;

(12) Indebtedness representing deferred compensation to employees of the Company and its Subsidiaries incurred in the ordinary course of business;

(13) Indebtedness in respect of the Tax Receivables Agreement;

(14) Indebtedness of the Company or any of its Subsidiaries assumed in connection with any Permitted Acquisition; provided, however, that such Indebtedness is not incurred in contemplation of such Permitted Acquisition;

(15) (a) Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements and (b) Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations; and

(16) additional Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount (for the Company and all Subsidiaries) not to exceed $50.0 million at any one time outstanding.

“Permitted Interest Rate Protection Agreements“ means, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Permitted Indebtedness and that have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

“Permitted Investments“ means:

(1) Investments in Wholly Owned Subsidiaries;

(2) Permitted Acquisitions;

(3) additional Investments in any Person having an aggregate Fair Market Value, taken together with all other Investments pursuant to this clause (3) that are at that time outstanding, not to exceed $200.0 million; and

(4) Investments having a Fair Market Value not exceeding (a) 100% of Available Cash for the fiscal quarter immediately preceding the date such Investment is made less (b) the amount of any Restricted Payments made from Available Cash for the fiscal quarter immediately preceding the date such Investment is made pursuant to clause (5) of the second paragraph of “—Certain Covenants—Limitation on Restricted Payments.”

“Permitted Liens“ means, with respect to any Person:

(1) Liens on the property and assets of the Company and the Guarantors securing Indebtedness and Guarantees permitted to be Incurred under the Indenture (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount not to exceed the greater of (a) the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, would not cause the Senior Secured Leverage Ratio of the Company to exceed 4.50 to 1.00 and (b) the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to clause (2) of the definition of Permitted Indebtedness; provided that in each case the Company may elect pursuant to an Officer’s Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this clause (1), to be an Incurrence at such subsequent time;

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the property of the Company or any Subsidiary, in each case arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due, or are being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capital Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens does not exceed the cost of the assets or property so acquired or constructed and such Indebtedness does not exceed $85.0 million in the aggregate at any one time outstanding and does not exceed the cost of assets or property so acquired or constructed (provided, however, that financing lease obligations reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect shall not be subject to this clause (10)(a)); and

(b) such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date (excluding Liens relating to obligations under Indebtedness referred to in clause (2) of the definition of “Permitted Indebtedness” and Liens of the kind referred to in clause (10) above);

(14) Liens relating to obligations under Indebtedness referred to in clause (2) of the definition of “Permitted Indebtedness”;

(15) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Subsidiary;

(16) Liens on property at the time the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Subsidiary;

(17) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or another Subsidiary;

(18) Liens securing the notes and any Subsidiary Guarantees;

(19) Liens securing Indebtedness Incurred to refinance Indebtedness that was previously so secured (other than Liens Incurred pursuant to clause (1), (21) or (22)), provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced;

(20) any interest or title of a lessor under any Capital Lease Obligation or operating lease;

(21) Liens securing letters of credit in an amount not to exceed $25.0 million in the aggregate at any one time; and

(22) other Liens securing Indebtedness in an amount not to exceed $50.0 million in the aggregate at any one time.

“Person“ means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

“Redeemable Capital Stock“ means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the notes or is mandatorily redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (except for any such Capital Stock that would be required to be redeemed or is redeemable at the option of the holder if the issuer thereof may redeem such Capital Stock for consideration consisting solely of Capital Stock that is not Redeemable Capital Stock), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

“Registration Rights Agreement“ means the registration rights agreement among the Company and the initial purchasers entered into on the Issue Date regarding the notes and any similar registration rights agreements executed in connection with an offering of any additional notes.

“Restricted Payments“ has the meaning set forth in the “Limitation on restricted payments” covenant.

“Revolving Credit Facilities“ means that portion of Indebtedness under Credit Facilities that consists solely of revolving loans or revolving borrowings.

“SEC“ means the Securities and Exchange Commission.

“Securities Act“ means the Securities Act of 1933, as amended.

“S&P“ means Standard & Poor’s Ratings Service or any successor to the rating agency business thereof.

“Security Documents“ means, collectively, the security agreements, mortgages and other documents relating to the Collateral and the instruments filed and recorded in appropriate jurisdictions to preserve and protect the Liens on the Collateral (including, without limitation, financing statements under the Uniform Commercial Code of the relevant states) applicable to the Collateral, each as in effect on the Issue Date and as amended, amended and restated, modified, renewed or replaced from time to time.

“Senior Indebtedness“ means, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, all amounts payable by the Company and its Subsidiaries under or in respect of Indebtedness of the Company and its Subsidiaries, including the notes and premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any of its Subsidiaries at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1) any obligation of the Company to any Subsidiary or any obligation of a Subsidiary to the Company or another Subsidiary;

(2) any liability for Federal, state, foreign, local or other taxes owed or owing by the Company or any of its Subsidiaries;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries, as the case may be, including, without limitation, any Subordinated Obligations or Guarantor Subordinated Obligations; or

(5) any Capital Stock.

“Senior Leverage Ratio“ means, as of any date of determination, the ratio of (a) Net Senior Indebtedness of the Company and its Subsidiaries as of such date of determination to (b) Adjusted Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination;

provided, however, that if the Company or any Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the end of such period, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be:

(i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

(ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Leverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Indebtedness, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period.

“Senior Secured Leverage Ratio“ means, as of any date of determination, the ratio of (a) Net Senior Secured Indebtedness of the Company and its Subsidiaries as of such date of determination to (b) Adjusted Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination;

provided, however, that if the Company or any Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Secured Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the end of such period, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be:

(i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

(ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Secured Leverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Indebtedness, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period.

“Series“ means:

(1) with respect to the First Lien Secured Parties, each of (i) the “Secured Parties” (or similar term), as defined in the Credit Agreement (in their capacities as such), (ii) the Holders and the Trustee (each in their capacity as such) and (iii) each other group of Additional First Lien Secured Parties that become subject to the Intercreditor Agreement after the date hereof that are represented by a common Authorized Representative (in its capacity as such for such Additional First Lien Secured Parties); and

(2) with respect to any First Priority Lien Obligations, each of (i) the Credit Facilities Obligations, (ii) the Notes Obligations, and (iii) the Additional First Priority Lien Obligations incurred pursuant to any applicable common agreement, which pursuant to any joinder agreement, are to be represented under the Intercreditor Agreement by a common Authorized Representative (in its capacity as such for such Additional First Priority Lien Obligations).

“Significant Subsidiary“ means any Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

“Special Interest“ means the additional interest, if any, to be paid on the notes as described under “The Exchange Offer.”

“Stated Maturity,” when used with respect to any note or any installment of interest thereof, means the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable.

“Subordinated Obligation“ means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement.

“Subsidiary” of any person means:

(1) any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person; and

(2) any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest,

and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of “Unrestricted Subsidiary” unless the Company shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

“Subsidiary Guarantee“ means, individually, any Guarantee of payment of the notes and exchange notes issued in a registered exchange offer for the notes pursuant to the Registration Rights Agreement and the Indenture by a Guarantor and any supplemental indenture applicable thereto, and, collectively, all such Guarantees. Any such Subsidiary Guarantee will be in the form prescribed in the Indenture.

“Surviving Entity“ has the meaning set forth under “—Merger and Sale of Substantially All Assets.”

“Tax Receivable Agreement“ means the Tax Receivable Agreement by and among Holdings, the Company, the Founding Members and the ESA Parties dated as of the IPO Date, as the same may be amended, supplemented or modified from time to time.

“Total Leverage Ratio“ means, as of any date of determination, the ratio of (a) Net Total Indebtedness of the Company and its Subsidiaries as of such date of determination to (b) Adjusted Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination;

provided, however, that if the Company or any Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Total Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the end of such period, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be:

(i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

(ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Total Leverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Indebtedness, Adjusted Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period.

“Treasury Rate“ means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to April 15, 2017; provided, however, that if the period from the redemption date to April 15, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary“ means a Subsidiary of the Company designated in writing to the Trustee:

(1) whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness;

(2) that has no Indebtedness other than Non-Recourse Indebtedness; and

(3) that has no Subsidiaries other than Unrestricted Subsidiaries.

“Wholly Owned Subsidiary“ of any Person means a Subsidiary of such Person, all of the Capital Stock (other than directors’ qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Events of Default

The following will be “Events of Default“ under the Indenture:

(1) default in the payment of any interest (including Special Interest) on any note when it becomes due and payable and continuance of such default for a period of 30 days;

(2) default in the payment of the principal of or premium, if any, on any note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

(3) failure to comply with the covenant described under “—Merger and Sale of Substantially All Assets”;

(4) default in the performance, or breach, of any covenant or warranty of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (1), (2) or (3) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5) (a) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or any Significant Subsidiary, aggregating $35.0 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (b) Indebtedness of the Company or any Significant Subsidiary, aggregating $35.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid, or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

(6) any holder of any Indebtedness in excess of $35.0 million in the aggregate of the Company or any Significant Subsidiary shall notify the Trustee of the intended sale or disposition of any assets of the Company or any Significant Subsidiary that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such asset of the Company or any Significant Subsidiary pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of the Company or any Significant Subsidiary or in accordance with applicable law;

(7) one or more final judgments or orders shall be rendered against the Company or any Significant Subsidiary for the payment of money, either individually or in an aggregate amount, in excess of $35.0 million and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect;

(8) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary;

(9) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(10) except as permitted by the Indenture, any of the Security Documents shall cease, for any reason to be in full force and effect, or the Company or any Subsidiary shall so assert, or any Lien created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby.

If an Event of Default (other than an Event of Default specified in clause (8) above) shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal, premium, if any, and accrued and unpaid interest, if any, of all notes due and payable.

If an Event of Default specified in clause (8) above occurs and is continuing, then the principal, premium, if any, and accrued and unpaid interest, if any, of all the notes shall become due and payable without any declaration or other act on the part of the Trustee or any holder of notes. After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1) the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay:

(A) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(B) all overdue interest (including Special Interest) on all notes;

(C) the principal of and premium, if any, on any notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes; and

(D) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; and

(2) all Events of Default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because an Event of Default specified in paragraph (5) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default (1) is Indebtedness in the form of an operating lease entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect, (2) has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and (3) written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Trust Indenture Act contains limitations on the rights of the Trustee, should it be a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

Defeasance and Covenant Defeasance of the Indenture

The Company may, at its option, and at any time, elect to have its obligations discharged with respect to all outstanding notes and all obligations of any Guarantors discharged with respect to any Subsidiary Guarantee (“defeasance”). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes and to have satisfied its other obligations under the Indenture, except for the following which shall survive until otherwise terminated or discharged:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest (including Special Interest) on such notes when such payments are due;

(2) the Company’s obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture;

(3) its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee; and

(4) the defeasance provisions of the Indenture.

In addition the Company may, at its option and at any time, elect to have the respective obligations of the Company and any Guarantors released with respect to certain restrictive covenants under the Indenture (“covenant defeasance”) and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the notes.

In order to exercise either defeasance or covenant defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest (including Special Interest) on the outstanding notes on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest;

(2) in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(3) in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(4) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

(5) the Company must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all such notes that have been authenticated, except notes that have been lost, destroyed or wrongfully taken and that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all notes that have not been delivered to the Trustee for cancellation have become due and payable, whether at maturity or upon redemption or will become due and payable within one year or are to be called for redemption within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and the notes; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes issued thereunder at maturity or at the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion Of Counsel to the Trustee stating that all conditions precedent to the satisfaction and discharge have been satisfied at the Company’s cost and expense.

Modification and Waiver

Modifications and amendments of the Indenture, the Intercreditor Agreements and the Security Documents may be entered into by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest (including Special Interest) on, any note, or reduce the principal amount thereof or the rate of interest (including Special Interest) thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any note or any premium or the interest (including Special Interest) thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(2) reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price;

(3) reduce the percentage in principal amount of outstanding notes, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults;

(4) modify any of the provisions relating to supplemental indentures requiring the consent of holders of the notes, relating to the rights of holders to receive payment of principal and interest on the notes, or to bring suit for the enforcement of such payment, on or after the respective due dates set forth in the notes, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding notes the consent of whose holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each note affected thereby; or

(5) release all or substantially all of the Collateral or subordinate the Lien on the Collateral securing the notes and any related Guarantees to any other Indebtedness of the Company or any Guarantor.

The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance with certain restrictive covenants and provisions of the Indenture.

Without the consent of any holder of the notes, the Company and the Trustee may amend the Indenture to: cure any ambiguity, omission, defect or inconsistency; provide for the assumption by a successor corporation of the obligations of the Company under the Indenture; provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code); add Guarantees with respect to the notes; secure the notes by additional assets; add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company; make any change that does not adversely affect the rights of any holder of the notes; or comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles thereof.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to National CineMedia, Inc., Attention: Executive Vice President and General Counsel, 9110 East Nichols Avenue, Suite 200, Centennial, Colorado 80112-3405 (telephone: (303) 792-3600).

Book-Entry System

The exchange notes will initially be issued in the form of global exchange notes held in book-entry form. The exchange notes will be deposited with the Trustee as custodian for The Depository Trust Company (the “Depository”), and the Depository or its nominee will initially be the sole registered holder of the exchange notes for all purposes under the Indenture. Except as set forth below, a global exchange note may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

Upon the issuance of a global exchange note, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such global exchange note purchased by such persons in this exchange offer. Ownership of beneficial interests in a global exchange note will be limited to persons that have accounts with the Depository (“participants”) or persons that may hold interests through participants. Any person acquiring an interest in a global exchange note through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Euroclear or Clearstream. Ownership of beneficial interests by participants in a global exchange note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such global exchange note. Ownership of beneficial interests in such global exchange note by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global exchange note.

Payment of principal, premium, if any, and interest on exchange notes represented by any such global exchange note will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the exchange notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company or the initial purchasers will have any responsibility or liability for any aspect of the Depository’s reports relating to or payments made on account of beneficial ownership interests in a global exchange note representing any exchange notes or for maintaining, supervising or reviewing any of the Depository’s records relating to such beneficial ownership interests.

The Company expects that upon receipt of any payment of principal of, premium, if any, or interest on any global exchange note, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global exchange note, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a global exchange note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

So long as the Depository or its nominee is the registered owner or holder of such global exchange note, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global exchange note for the purposes of receiving payment on the exchange notes, receiving notices and for all other purposes under the Indenture and the exchange notes. Beneficial interests in the exchange notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided below, owners of beneficial interests in a global exchange note will not be entitled to receive physical delivery of certificated exchange notes in definitive form and will not be considered the holders of such global exchange note for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a global exchange note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a global exchange note desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Company understands that the Depository will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more participants to whose account with the Depository interests in the global exchange note are credited and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such participant or participants has or have given such direction.

Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in global exchange notes among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee, any agent of the Company or the initial purchasers will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certificated Exchange Notes

Exchange notes represented by a global exchange note are exchangeable for certificated exchange notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such global exchange note or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such global exchange note shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the exchange notes represented by such global exchange note. Any global exchange note that is exchangeable for certificated exchange notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated exchange notes in authorized denominations and registered in such names as the Depository or its nominee holding such global exchange note may direct. Subject to the foregoing, a global exchange note is not exchangeable, except for a global exchange note of like denomination to be registered in the name of the Depository or its nominee. In the event that a global exchange note becomes exchangeable for certificated exchange notes, (i) certificated exchange notes will be issued only in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess thereof, (ii) payment of principal, premium, if any, and interest on the certificated exchange notes will be payable, and the transfer of the certificated exchange notes will be registrable; at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated exchange notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Certain United States Federal Income Tax

Considerations

General

The following is a summary of material U.S. federal income tax consequences of the exchange of original notes for exchange notes pursuant to the exchange offer, but does not address any other aspects of U.S. federal income tax consequences to holders of original notes or exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof and published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained.

Except as expressly stated otherwise, this summary applies only to holders who exchange original notes for exchange notes in the exchange offer and who hold both the original notes and the exchange notes as capital assets within the meaning of Section 1221 of the Code. This summary is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address the tax consequences to holders who are subject to special rules under U.S. federal income tax laws, such as banks or other financial institutions, partnerships or other pass-through entities, regulated investment companies, real estate investment trusts, persons holding the notes as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies, holders whose functional currency is not the U.S. dollar, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies and insurance companies.

This summary does not represent a detailed description of the U.S. federal income tax consequences to holders in light of their particular circumstances and does not address the effects of any state, local or non-United States tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of notes.

PERSONS CONSIDERING THE EXCHANGE OF ORIGINAL NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Exchange of an Original Note for an Exchange Note Pursuant to the Exchange Offer

The exchange by any holder of an original note for an exchange note should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by holders that exchange original notes for exchange notes pursuant to the exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a holder’s tax basis in an exchange will be the same as such holder’s tax basis in the original note exchanged therefor. Holders will be considered to have held the exchange notes from the time of their acquisition of the original notes.

Certain ERISA Considerations

The following is a summary of certain considerations associated with the purchase of the notes (and any exchange notes) by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts and other arrangements that are subject to the prohibited transaction rules under Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or collectively Similar Laws, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement, referred to herein as a Plan.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition and/or holding of the notes (and the exchange notes, if any) by an ERISA Plan with respect to which we or our guarantors or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the notes (and the exchange notes, if any). These class exemptions include, without limitation, PTCE 84-14 for specified transactions determined by independent qualified professional asset managers, PTCE 90-1 for specified transactions involving insurance company pooled separate accounts, PTCE 91-38 for specified transactions involving bank collective investment funds, PTCE 95-60 for specified transactions involving life insurance company general accounts and PTCE 96-23 for specified transactions determined by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided, further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes (and the exchange notes, if any) should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes or the exchange notes constitutes assets of any Plan or (ii) the purchase and/or holding of the notes or the exchange notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties and taxes that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes or the exchange notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be available to the purchase and holding of the notes and the exchange notes, if any.

Plan of Distribution

Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued under the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you do not intend to participate in the distribution of the exchange notes.

If you tender original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	you cannot rely on the above interpretations of the SEC; and

•

you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-marking activities or other trading activities. We have agreed that, for a period of 180 days after the effective date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of this prospectus, we will promptly send additional copies of this prospectus and any amendment to this prospectus to any broker-dealer that requests such documents. We have agreed, in connection with the exchange offer, to indemnify the holders of notes against certain liabilities, including liabilities under the Securities Act.

By acceptance of the exchange offer, each broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of exchange notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

Legal Matters

The validity of the exchange notes will be passed upon for us by Bryan Cave LLP, Denver, Colorado.

Experts

The financial statements as of December 29, 2011 and December 30, 2010, and for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of

National CineMedia, LLC

Centennial, Colorado

We have audited the accompanying balance sheets of National CineMedia, LLC (the “Company”) as of December 29, 2011 and December 30, 2010, and the related statements of income, comprehensive income, members’ equity (deficit), and cash flows for the years ended December 29, 2011, December 30, 2010 and December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2011 and December 30, 2010, and the results of its operations and its cash flows for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado

March 20, 2012

National CineMedia, LLC

Balance Sheets

(In millions)

	December 29, 2011	December 30, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9.2	$13.8
Receivables, net of allowance of $4.3 and $3.7 million, respectively	96.6	100.1
Prepaid expenses	1.7	1.7
Prepaid management fees to managing member	1.0	0.8

Total current assets	108.5	116.4
NON-CURRENT ASSETS:
Property and equipment, net of accumulated depreciation of $54.8 and $46.4 million, respectively	24.6	19.8
Intangible assets, net of accumulated amortization of $20.8 and $10.8 million, respectively	274.9	275.2
Debt issuance costs, net	12.6	7.3
Other investment	0.2	6.7
Other long-term assets	0.6	0.6

Total non-current assets	312.9	309.6

TOTAL	$421.4	$426.0

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Amounts due to founding members	22.0	25.2
Amounts due to managing member	21.2	28.2
Accrued expenses	16.2	8.6
Current portion of long-term debt	0.0	1.2
Current portion of interest rate swap agreements	24.0	25.3
Accrued payroll and related expenses	9.0	9.3
Accounts payable	12.8	10.5
Deferred revenue	2.9	3.8

Total current liabilities	108.1	112.1
NON-CURRENT LIABILITIES:
Borrowings	794.0	775.0
Interest rate swap agreements	46.8	45.5

Total non-current liabilities	840.8	820.5

Total liabilities	948.9	932.6

COMMITMENTS AND CONTINGENCIES (NOTE 9)
MEMBERS’ EQUITY/(DEFICIT) (including accumulated other comprehensive loss of $56.9 and $58.3 million, respectively)	(527.5)	(506.6)

TOTAL	$421.4	$426.0

See accompanying notes to financial statements.

National CineMedia, LLC

Statements of Income

(In millions)

	Year ended December 29, 2011	Year ended December 30, 2010	Year ended December 31, 2009
REVENUE:
Advertising (including revenue from founding members of $38.2, $38.5 and $38.2 million, respectively)	$386.1	$379.4	$335.1
Fathom events	49.2	48.0	45.5
Other	0.1	0.1	0.1

Total	435.4	427.5	380.7

OPERATING EXPENSES:
Advertising operating costs	24.6	21.7	20.0
Fathom events operating costs (including $9.3, $8.6, and $7.7 million to founding members, respectively)	34.1	32.4	29.1
Network costs	17.7	20.0	18.6
Theatre access fees—founding members	55.4	52.6	52.7
Selling and marketing costs (including $1.1, $1.2 and $1.1 million to founding members, respectively)	59.8	57.9	50.2
Administrative costs	17.6	17.9	14.8
Administrative fee—managing member	13.7	16.6	10.8
Depreciation and amortization	18.8	17.8	15.6
Other costs	0.0	0.0	0.7

Total	241.7	236.9	212.5

OPERATING INCOME	193.7	190.6	168.2

NON-OPERATING EXPENSES:
Interest on borrowings	49.2	44.4	47.1
Interest income	0.0	0.0	(0.1)
Change in derivative fair value	1.3	5.3	(7.0)
Impairment on investment	6.7	0.0	0.0
Other non-operating	1.7	0.2	(1.9)

Total	58.9	49.9	38.1

INCOME BEFORE INCOME TAXES	134.8	140.7	130.1

Provision for income taxes	0.3	0.5	0.8
Equity loss from investment, net	0.0	0.7	0.8

NET INCOME	$134.5	$139.5	$128.5

See accompanying notes to financial statements.

National CineMedia, LLC

Statements of Comprehensive Income

(In millions)

	Year ended December 29, 2011	Year ended December 30, 2010	Year ended December 31, 2009
NET INCOME	$134.5	$139.5	$128.5

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) on cash flow hedge	1.4	(10.9)	26.1

COMPREHENSIVE INCOME	$135.9	$128.6	$154.6

See accompanying notes to financial statements.

National CineMedia, LLC

Statements of Members’ Equity/(Deficit)

(In millions)

	Units	Amount
Balance—January 1, 2009	99,419,620	$(685.6)
Capital contribution from founding members	11,781	0.1
Distribution to managing member	—	(57.8)
Distribution to founding members	—	(81.5)
Units issued for purchase of intangible asset	2,126,104	28.5
Comprehensive Income	—	154.6
Share-based compensation expense/capitalized	—	2.1

Balance—December 31, 2009	101,557,505	$(639.6)

Capital contribution from managing member	472,259	3.5
Distribution to managing member	—	(71.0)
Distribution to founding members	—	(85.1)
Units issued for purchase of intangible asset	8,722,428	151.3
Comprehensive Income	—	128.6
Share-based compensation issued	—	(0.1)
Share-based compensation expense/capitalized	—	5.8

Balance—December 30, 2010	110,752,192	$(506.6)

Capital contribution from managing member	385,128	5.5
Distribution to managing member	—	(78.7)
Distribution to founding members	—	(83.0)
Equity returned from purchase of intangible asset	(322,751)	(5.5)
Comprehensive Income	—	135.9
Share-based compensation issued	—	(0.1)
Share-based compensation expense/capitalized	—	5.0

Balance—December 29, 2011	110,814,569	$(527.5)

See accompanying notes to financial statements.

National CineMedia, LLC

Statements of Cash Flows

(In millions)

	Year ended December 29, 2011	Year ended December 30, 2010	Year ended December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$134.5	$139.5	$128.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18.8	17.8	15.6
Non-cash share-based compensation	4.8	5.6	2.0
Net unrealized loss (gain) on hedging transactions	1.3	5.3	(7.0)
Impairment on investment	6.7	0.0	0.0
Equity loss from investment	0.0	0.7	0.8
Amortization of debt issuance costs	2.3	1.9	1.9
Write-off of debt issuance costs	1.5	0.0	0.0
Other non-cash operating activities	0.0	0.6	0.0
Changes in operating assets and liabilities:
Receivables—net	3.3	(11.1)	3.0
Accounts payable and accrued expenses	9.7	(1.6)	6.9
Amounts due to founding members and managing member	(4.6)	4.1	1.2
Other operating	(1.1)	0.8	(3.5)

Net cash provided by operating activities	177.2	163.6	149.4

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(13.5)	(10.1)	(8.4)
Proceeds from sale of property and equipment to founding member	0.0	3.0	0.0
Increase in investment in affiliate	0.0	0.0	(2.0)
Purchase of intangible assets	(15.9)	0.0	0.0

Net cash used in investing activities	(29.4)	(7.1)	(10.4)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	335.0	124.3	0.0
Repayments of borrowings	(317.2)	(152.5)	(3.0)
Payment of debt issuance costs	(9.1)	0.0	0.0
Founding members integration payments	1.9	3.9	3.6
Distributions to founding members and managing member	(168.4)	(159.6)	(135.9)
Unit settlement for share-based compensation	5.4	3.4	0.0

Net cash used in financing activities	(152.4)	(180.5)	(135.3)

CHANGE IN CASH AND CASH EQUIVALENTS	(4.6)	(24.0)	3.7
CASH AND CASH EQUIVALENTS:
Beginning of period	13.8	37.8	34.1

End of period	$9.2	$13.8	$37.8

See accompanying notes to financial statements.

National CineMedia, LLC

Statements of Cash Flows (continued)

(In millions)

	Year ended December 29, 2011	Year ended December 30, 2010	Year ended December 31, 2009
Supplemental disclosure of non-cash financing and investing activity:
Purchase of an intangible asset with equity (equity returned)	$(5.5)	$151.3	$28.5
Settlement of put liability by issuance of debt	$0.0	$0.0	$7.0
Assets acquired in settlement of put liability	$0.0	$0.0	$2.5
Increase in cost method investment	$0.2	$0.0	$0.0

Supplemental disclosure of cash flow information:
Cash paid for interest	$39.2	$49.8	$38.8
Cash paid for income taxes	$0.3	$0.5	$0.8

See accompanying notes to financial statements.

1. The company

Description of business

National CineMedia, LLC (“NCM LLC” or “the Company”) commenced operations on April 1, 2005 and operates the largest digital in-theatre network in North America, allowing NCM LLC to distribute advertising, Fathom entertainment programming events and corporate events (the “Services”) under long-term exhibitor services agreements (“ESAs”) with American Multi-Cinema, Inc. (“AMC”), a wholly owned subsidiary of AMC Entertainment, Inc. (“AMCE”), Regal Cinemas, Inc., a wholly owned subsidiary of Regal Entertainment Group (“Regal”), and Cinemark USA, Inc. (“Cinemark USA”), a wholly owned subsidiary of Cinemark Holdings, Inc. (“Cinemark”). AMC, Regal and Cinemark and their affiliates are referred to in this document as “founding members.” NCM LLC also provides the Services to certain third-party theatre circuits under “network affiliate” agreements, which expire at various dates.

At December 29, 2011, NCM LLC had 110,814,569 common membership units outstanding, of which 53,934,605 (48.7%) were owned by National CineMedia, Inc. (“NCM, Inc.,” “manager” or “managing member”), 22,060,262 (19.9%) were owned by Regal, 17,495,920 (15.8%) were owned by Cinemark, and 17,323,782 (15.6%) were owned by AMC. The membership units held by the founding members are exchangeable into NCM, Inc. common stock on a one-for-one basis.

Basis of presentation

The Company has prepared its financial statements and related notes of NCM LLC in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

The Company’s business is seasonal and for this and other reasons operating results for interim periods may not be indicative of the Company’s full year results or future performance. As a result of the various related-party agreements discussed in Note 5, the operating results as presented are not necessarily indicative of the results that might have occurred if all agreements were with non-related third parties.

Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable and equity-based compensation. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications of previously reported interest income and other within the statements of income, share based compensation within the statement of members’ equity (deficit), other accrued expenses within accrued expenses and within network, administrative and unallocated costs in segment reporting have been made to conform to the current year presentation.

Significant accounting policies

Accounting period—The Company operates on a 52-week fiscal year, with the fiscal year ending on the first Thursday after December 25, which, in certain years, results in a 53-week year.

Segment reporting—Advertising is the principal business activity of the Company and is the Company’s reportable segment under the requirements of ASC 280, Segment Reporting. Fathom Consumer Events and Fathom Business Events are operating segments under ASC 280, but do not meet the quantitative thresholds for segment reporting. The Company does not evaluate its segments on a fully allocated cost basis, nor does the Company track segment assets separately. Therefore, the measure of segment operating income net of direct expenses presented herein is not prepared on the same basis as operating income in the statements of income and the results are not indicative of what segment results of operations would have been had it been operated on a fully allocated cost basis. The Company cautions that it would be inappropriate to assume that unallocated operating costs are incurred proportional to segment revenue or any directly identifiable segment expenses. Refer to Note 12.

Revenue recognition—Advertising revenue is recognized in the period in which an advertising contract is fulfilled against the contracted theatre attendees. Make-good provisions are made to defer contracted revenue to future periods when attendance is delivered and is included in accrued expenses. Deferred revenue refers to the unearned portion of advertising contracts. All deferred revenue is classified as a current liability. Fathom events revenue is recognized in the period in which the event is held.

Barter transactions—The Company enters into barter transactions that exchange advertising program time for products and services used principally for selling and marketing activities. The Company records barter transactions at the estimated fair value of the advertising exchanged based on fair value received for similar advertising from cash paying customers. Revenues for advertising barter transactions are recognized when advertising is provided, and products and services received are charged to expense when used. The Company limits the use of such barter transactions to items and services for which it would otherwise have paid cash. Any timing differences between the delivery of the bartered revenue and the use of the bartered expense products and services are recorded through deferred revenue. Revenue and expense from barter transactions for the year ended December 29, 2011, were $1.6 million and $1.1 million, respectively, were $1.5 million and $1.1 million for the year ended December 30, 2010, respectively and were not material to the Company’s statements of income for the year ended December 31, 2009.

Operating costs—Advertising related operating costs primarily include personnel and other costs related to advertising fulfillment, payments due to unaffiliated theatre circuits under the network affiliate agreements, and to a lesser extent, production costs of non-digital advertising.

Fathom events operating costs include revenue share under the amended and restated ESAs to the founding members and revenue share to affiliate theatres under separate agreements, payments to event content producers and other direct costs of the meeting or event, including equipment rental, catering and movie tickets acquired primarily from the founding members.

Payment to the founding members of a theatre access fee is comprised of a payment per theatre attendee and a payment per digital screen, both of which escalate over time.

Network costs include personnel, satellite bandwidth, repairs, and other costs of maintaining and operating the digital network and preparing advertising and other content for transmission across the digital network. These costs are not specifically allocated between the advertising business and the Fathom events business.

Leases—The Company leases various office facilities under operating leases with terms ranging from five to 16 years. The Company calculates straight-line rent expense over the initial lease term and renewals that are reasonably assured.

Advertising costs—Costs related to advertising and other promotional expenditures are expensed as incurred. Due to the nature of the business, the Company has an insignificant amount of advertising costs included in selling and marketing costs on the statements of income.

Cash and cash equivalents—All highly liquid debt instruments and investments purchased with an original maturity of three months or less are classified as cash equivalents and are considered available-for-sale securities. There are cash balances in a bank in excess of the federally insured limits or in the form of a money market demand account with a major financial institution.

Restricted cash—At December 29, 2011 and December 30, 2010, other non-current assets included restricted cash of $0.3 million, which secures a letter of credit used as a lease deposit on NCM LLC’s New York office.

Receivables—Bad debts are provided for using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding receivables at the end of the period. Receivables are written off when management determines amounts are uncollectible. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. At December 29, 2011, there was one advertising agency group through which the Company sources national advertising revenue representing approximately 15% of the Company’s outstanding gross receivable balance; however, none of the individual contracts related to the advertising agency were more than 10% of advertising revenue. At December 30, 2010, there were two advertising agency groups through which the Company sources national advertising revenue representing approximately 21% and 17% of the Company’s outstanding gross receivable balance; however, none of the individual contracts related to the advertising agencies were more than 10% of advertising revenue. The collectability risk is reduced by dealing with large, national advertising agencies who have strong reputations in the advertising industry and clients with stable financial positions.

Receivables consisted of the following, in millions:

	As of December 29, 2011	As of December 30, 2010
Trade accounts	$98.4	$100.9
Other	2.5	2.9
Less allowance for doubtful accounts	(4.3)	(3.7)

Total	$96.6	$100.1

Long-lived assets—Property and equipment is stated at cost, net of accumulated depreciation or amortization. Refer to Note 2. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed currently. In general, the equipment associated with the digital network of the founding member theatres is owned by the founding members, while the equipment associated with network affiliate theatres is owned by the Company. The Company records depreciation and amortization using the straight-line method over the following estimated useful lives:

Equipment	4-10 years
Computer hardware and software	3-5 years
Leasehold improvements	Lesser of lease term or asset life

Software and web site development costs developed or obtained for internal use are accounted for in accordance with ASC Subtopic 350-40 Internal Use Software and ASC Subtopic 350-50 Website Development Costs. The subtopics require the capitalization of certain costs incurred in developing or obtaining software for internal use. The majority of software costs and website development costs, which are included in equipment, are depreciated over three to five years. As of December 29, 2011 and December 30, 2010, the Company had a net book value of $9.3 million and $9.2 million, respectively, of capitalized software and website development costs. Approximately $4.8 million, $6.5 million and $6.7 million was recorded for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively, in depreciation expense. For the years ended December 29, 2011, December 30, 2010 and December 31, 2009, the Company recorded $0.9 million, $1.2 million and $1.6 million in research and development expense, respectively.

Construction in progress includes costs relating to installations of equipment into affiliate theatres. Assets under construction are not depreciated until placed into service.

The Company assesses impairment of long-lived assets pursuant with ASC 360 Property, Plant and Equipment. This includes determining if certain triggering events have occurred that could affect the value of an asset. Thus far, we have recorded no impairment charges related to long-lived assets.

Intangible assets—Intangible assets consist of contractual rights and are stated at cost, net of accumulated amortization. Refer to Note 3. The Company records amortization using the straight-line method over the contractual life of the intangibles, corresponding to the term of the ESAs or the term of the contract with the network affiliate. During the year ended December 29, 2011, the Company recorded net intangible assets of $10.4 million, which are amortized over a weighted average amortization period of 16.1 years. As of December 29, 2011, the gross carrying amount of the intangible assets is $295.7 million, with a remaining weighted average amortization period of 24.9 years.

Amounts due to/from founding members—Amounts due to/from founding members in the 2011 and 2010 periods include amounts due for the theatre access fee, offset by a receivable for advertising time purchased by the founding members on behalf of their beverage concessionaire, as well as revenue share earned for Fathom events plus any amounts outstanding under other contractually obligated payments. Payments to or received from the founding members against outstanding balances are made monthly.

Amounts due to managing member—Amounts due to the managing member include amounts due under the NCM LLC operating agreement and other contractually obligated payments. Payments to or received from the managing member against outstanding balances are made monthly.

Income taxes—As a limited liability company, NCM LLC’s taxable income or loss is allocated to the founding members and managing member and, therefore, the only provision for income taxes included in the financial statements is for income-based state and local taxes.

NCM LLC’s calendar years 2007 and 2008 tax returns are currently under examination by the Internal Revenue Service (“IRS”). In September 2011, NCM LLC received a Notice of Proposed Adjustment (“NOPA”) for the calendar year 2007 examination primarily related to characterization of the cash received by the founding members at or around the date of NCM, Inc.’s initial public offering (“IPO”). As NCM LLC is a pass-through entity for federal income tax purposes, there will be no direct impact to the financial statements of NCM LLC. NCM LLC strongly disagrees with, and will contest, the IRS’ positions.

Accumulated other comprehensive loss—Accumulated other comprehensive loss is composed of the following (in millions):

	Years ended
	December 29, 2011	December 30, 2010	December 31, 2009
Beginning Balance	$(58.3)	$(47.4)	$(73.5)
Change in fair value on cash flow hedge	0.1	(12.2)	24.8
Reclassifications into earnings	1.3	1.3	1.3

Ending Balance	$(56.9)	$(58.3)	$(47.4)

Debt issuance costs—In relation to the issuance of long-term debt discussed in Note 6, there is a balance of $12.6 million and $7.3 million in deferred financing costs as of December 29, 2011 and December 30, 2010, respectively. These debt issuance costs are being straight-line amortized over the terms of the underlying obligation and are included in interest on borrowings, which approximates the effective interest method. In 2011, NCM LLC recorded a $1.5 million non-cash charge for deferred loan fees associated with the balance of the senior secured credit facility that was prepaid and paid $9.1 million in debt issuance costs in relation to the debt restructuring discussed in Note 6. For each of the years ended December 29, 2011, December 30, 2010, and December 31, 2009 the Company amortized $2.3 million, $1.9 million, and $1.9 million, respectively.

Other investment—Through March 15, 2010, the Company accounted for its investment in RMG Networks, Inc., (“RMG”) under the equity method of accounting as required by ASC 323-10 Investments—Equity Method and Joint Ventures. During the first quarter of 2010, RMG sold additional common stock to other third party investors for cash, which reduced the Company’s ownership in RMG resulting in cost method accounting. During the fourth quarter of 2011, the Company recorded an impairment to the value of the investment and the carrying value was adjusted to zero due to the potential of the Company being further diluted by a new round of preferred equity that was senior to the Company’s investment, which occurred in early 2012. At December 29, 2011 and December 30, 2010, the Company’s ownership in RMG was approximately 19%, respectively, of the issued and outstanding preferred and common stock of RMG. Refer to Note 10 for additional discussion.

During the fourth quarter of 2011, the Company received equity securities in a privately held company as consideration for an advertising contract, which the Company accounted for as a cost method investment. Refer to Note 10 for additional discussion.

Share-based compensation—NCM, Inc. issues two types of share-based compensation awards: stock options and non-vested (restricted) stock. Compensation cost of non-vested stock is valued based on the market price on the grant date, the probability of vesting and is expensed over the vesting period. Compensation cost of stock options is based on the estimated grant date fair value using the Black-Scholes option pricing model, which requires that NCM, Inc. make estimates of various factors. Under the fair value recognition provisions of ASC 718 Compensation—Stock Compensation, the Company recognizes share-based compensation net of an estimated forfeiture rate, and therefore only recognizes compensation cost for those shares expected to vest over the requisite service period of the award. The recognized expense, including equity based compensation costs of NCM, Inc. employees, is included in the operating results of NCM LLC. Refer to Note 7.

Derivative instruments—NCM LLC has interest rate swap agreements with four counterparties that, at their inception, qualified for and were designated as cash flow hedges against interest rate exposure on the entire $550.0 million of currently outstanding debt obligations under the senior secured credit facility. The interest rate swap agreements have the effect of converting a significant portion of the Company’s variable rate debt to a fixed rate of 6.484%. All interest rate swaps were entered into for risk management purposes. The Company has no derivatives for other purposes.

During 2008, cash flow hedge accounting was discontinued for one of the interest swap agreements. The Company did not elect cash flow hedge accounting and the interest rate swap with the new counterparty is recorded at fair value with any change in the fair value recorded in the statements of income. In accordance with ASC 815 Derivatives and Hedging, the net derivative loss related to the discontinued cash flow hedge is being amortized to interest expense over the remaining term of the interest rate swap.

Both at inception and on an on-going basis the Company performs an effectiveness test using the hypothetical derivative method. The fair values of the interest rate swaps with the counterparties on which the Company has elected and qualifies for cash flow hedge accounting (representing notional amounts of $412.5 million associated with a like amount of the variable rate debt) are recorded on the Company’s balance sheet as a liability with the change in fair value recorded in other comprehensive income since the instruments were determined to be perfectly effective at December 29, 2011 and December 30, 2010.

The fair value of the Company’s interest rate swaps are based on dealer quotes, and represents an estimate of the amount the Company would receive or pay to terminate the agreements taking into consideration various factors, including current interest rates and the forward yield curve for 3-month LIBOR. Refer to Note 11.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends certain fair value measurements and disclosures. The Company adopted ASU 2011-04 effective December 15, 2011, with no impact on its financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which is an amendment to ASC 220 Comprehensive Income. Under ASU 2011-05, all items that are required to be recognized under current accounting standards as components of comprehensive income shall be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted ASU 2011-05 effective December 15, 2011. Since the provisions of ASU 2011-05 are presentation related only, the adoption of ASU 2011-05 does not have a material effect on the Company’s financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the specific requirement within ASU 2011-05 to present on the face of the financial statements items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The effective dates for ASU 2011-12 are consistent with the effective dates for ASU 2011-05 and, similar to the Company’s evaluation for the adoption of ASU 2011-05, the adoption of this guidance does not have a material effect on the Company’s financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

2. Property and equipment

	As of December 29, 2011	As of December 30, 2010
	(in millions)
Equipment, computer hardware and software	$73.7	$63.3
Leasehold Improvements	3.4	1.7
Less accumulated depreciation	(54.8)	(46.4)

Subtotal	22.3	18.6
Construction in Progress	2.3	1.2

Total property and equipment	$24.6	$19.8

For the years ended December 29, 2011, December 30, 2010, and December 31, 2009, the Company recorded depreciation of $8.8 million, $11.4 million, and $12.5 million, respectively.

3. Intangible assets

The following is a summary of the Company’s intangible assets (in millions):

	As of December 31, 2009	Additions(1)	Amortization	Other(2)	As of December 30, 2010
Gross carrying amount	$138.6	$151.3	0.0	$(3.9)	$286.0
Accumulated amortization	(4.4)	0.0	(6.4)	0.0	(10.8)

Total intangible assets, net	$134.2	$151.3	$(6.4)	$(3.9)	$275.2

	As of December 30, 2010	Additions(3)	Amortization	Other(2)	As of December 29, 2011
Gross carrying amount	$286.0	$10.4	0.0	$(0.7)	$295.7
Accumulated amortization	(10.8)	0.0	(10.0)	0.0	(20.8)

Total intangible assets, net	$275.2	$10.4	$(10.0)	$(0.7)	$274.9

(1)	During the first quarter of 2010, NCM LLC issued 2,212,219 common membership units to its founding members in exchange for the rights to exclusive access to net new theatre screens and attendees added by the founding members to NCM LLC’s network. As a result, NCM LLC recorded an intangible asset at the fair value of $39.8 million. During the second quarter of 2010, NCM LLC issued 6,510,209 common membership units to a subsidiary of AMCE as a result of that subsidiary’s acquisition of Kerasotes Showplace Theatres, LLC (the “AMC Kerasotes Acquisition”). Such issuance provided NCM LLC with exclusive access, in accordance with the ESA, to the net new theatre screens and attendees added by AMCE to NCM LLC’s network since the date of the last annual common unit adjustment through the date of the AMC Kerasotes Acquisition. As a result, NCM LLC recorded an intangible asset at the fair value of the common membership units of $111.5 million.
(2)	See Note 5 for further information on integration payments.
(3)	During the first quarter of 2011, NCM LLC’s founding members returned a net 322,751 common membership units to NCM LLC, which is an adjustment to the previously issued common membership units issued in exchange for the rights to exclusive access, in accordance with the ESA, to net new theatre screens and attendees added by the founding members to NCM LLC’s network. As a result, NCM LLC recorded a reduction to the intangible asset at fair value of the common membership units of $5.5 million. During the third quarter of 2011, the Company purchased an intangible asset for $14.7 million and during the fourth quarter of 2011 purchased intangible assets for $1.2 million associated with network affiliate agreements. The assets will be amortized over the term of the respective agreements.

The Company based the fair value of the intangible assets to its founding members on the market value of NCM, Inc.’s publicly traded stock when the common membership units were issued. The NCM LLC common membership units are fully convertible into NCM, Inc.’s common stock.

Pursuant to ASC 350-10 Intangibles—Goodwill and Other, the intangible assets have a finite useful life and the Company amortizes the assets over the remaining useful life corresponding with the ESAs or the term of the contract with the network affiliate. Amortization of the asset related to Regal Consolidated Theatres began in the third quarter of 2011 when the Company began to access on-screen advertising in the Regal Consolidated Theatres due to the expiration of their prior on-screen advertising agreement.

For the years ended December 29, 2011, December 30, 2010 and December 31, 2009 the Company recorded amortization of $10.0 million, $6.4 million and $2.9 million, respectively.

The estimated aggregate amortization expense for each of the five succeeding years is as follows (in millions):

2012	$11.1
2013	11.1
2014	11.1
2015	11.1
2016	11.1

4. Accrued expenses

	As of December 29, 2011	As of December 30, 2010
	(in millions)
Make-good reserve	$2.7	$2.8
Accrued interest	9.5	2.1
Deferred rent	2.9	2.2
Other accrued expenses	1.1	1.5

Total accrued expenses	$16.2	$8.6

5. Related-party transactions

Founding Member and Managing Member Transactions—Following is a summary of the transactions between the Company and the founding members and its managing member (in millions):

	Years ended
	December 29, 2011	December 30, 2010	December 31, 2009
Included in the Statements of Income:
Revenues:
Beverage concessionaire revenue ( in Advertising revenue)(1)	$38.0	$37.2	$36.3
Advertising inventory revenue (in Advertising revenue)(2)	0.2	1.3	1.9
Operating Expenses:
Use of screens/theatres for Fathom events (in Fathom events operating costs)(3)	8.3	7.3	6.7
Purchase of movie tickets and concession products (in Fathom events operating costs)(5)	1.0	1.3	1.0
Theatre access fee(4)	55.4	52.6	52.7
Purchase of movie tickets and concession products (in Selling and marketing costs)(5)	1.1	1.2	1.1
Administrative fee—managing member(6)	13.7	16.6	10.8
Included in the Balance Sheets:
Prepaid management fees to managing member(7)	$1.0	$0.8	$0.6
Integration payments (in Intangible assets)(8)	0.7	3.9	3.2
Integration payments (in Additional paid in capital (deficit))(9)	0.0	0.0	0.1

(1)	For the years ended December 29, 2011, December 30, 2010 and December 31, 2009, the founding members purchased 60 seconds of on-screen advertising time (with a right to purchase up to 90 seconds) from NCM LLC to satisfy their obligations under their beverage concessionaire agreements at a specified 30 second equivalent cost per thousand (“CPM”).
(2)	The value of such purchases are calculated by reference to NCM LLC’s advertising rate card.
(3)	These payments are at rates (percentage of event revenue) included in the ESAs based on the nature of the event.
(4)	Comprised of a payment per theatre attendee and a payment per digital screen with respect to the founding member theatres included in the Company’s network.
(5)	Used primarily for marketing to NCM LLC’s advertising clients and marketing resale to Fathom Business customers.
(6)	Pursuant to the NCM LLC operating agreement, as the sole manager of NCM LLC, NCM, Inc. provides certain specific management services to NCM LLC, including the services of the president and chief executive officer, president of sales and marketing, executive vice president and chief financial officer, executive vice president and chief operations officer and executive vice president and general counsel. In exchange for these services, NCM LLC reimburses NCM, Inc. for compensation paid to the officers (including share based compensation) and other expenses of the officers and for certain out-of-pocket costs.
(7)	The payments for estimated management services related to employment are made one month in advance. NCM LLC also provides administrative and support services to NCM, Inc. such as office facilities, equipment, supplies, payroll and accounting and financial reporting at no charge. Based on the limited activities of NCM, Inc. as a standalone entity, the Company does not believe such unreimbursed costs are significant.
(8)	On April 30, 2008, Regal acquired Consolidated Theatres and NCM LLC issued common membership units to Regal upon the closing of its acquisition in exchange for the right to exclusive access to the theatres. The Consolidated Theatres had a pre-existing advertising agreement and, as a result, Regal made integration payments pursuant to the ESAs on a quarterly basis in arrears through the second quarter of 2011 in accordance with certain run-out provisions.
(9)	On January 26, 2006, AMC acquired the Loews Cineplex Entertainment Inc. (“AMC Loews”) theatre circuit and NCM LLC issued common membership units to AMC in exchange for the exclusive access to the theatres. AMC Loews had a pre-existing advertising agreement and, as a result, AMC made integration payments pursuant to the Loews screen integration agreement. These AMC Loews payments were made on a quarterly basis in arrears through February 2009 for Star Theatres in accordance with certain run-out provisions.

Also, pursuant to the terms of the NCM LLC operating agreement in place since the completion of NCM, Inc.’s IPO, NCM LLC is required to make mandatory distributions on a proportionate basis to its members of available cash, as defined in the NCM LLC operating agreement, on a quarterly basis in arrears. Distributions for the years ended December 29, 2011, December 30, 2010 and December 31, 2009 are as follows (in millions):

	2011	2010	2009
AMC	$25.3	$28.8	$25.8
Cinemark	25.5	24.0	20.8
Regal	32.2	32.3	34.9
NCM, Inc.	78.7	71.0	57.8

Total	$161.7	$156.1	$139.3

The available cash payment by NCM LLC to its founding members for the three months ended December 29, 2011 of $22.1 million, which is included in amounts due to founding members at December 29, 2011, will be made in the first quarter of 2012. The available cash payment by NCM LLC to its managing member for the three months ended December 29, 2011 of $21.0 million was included in amounts due to managing member as of December 29, 2011 and will be made in the first quarter of 2012. The available cash payment by NCM LLC to its founding members for the three months ended December 30, 2010 of $25.7 million was made in the first quarter of 2011. The available cash payment by NCM LLC to its managing member for the three months ended December 30, 2010 of $24.1 million was made in the first quarter of 2011.

During 2010, in connection with AMC’s acquisition of Kerasotes, AMC reimbursed NCM LLC approximately $3.0 million for the net book value of NCM LLC capital expenditures invested in digital network technology within the acquired Kerasotes theatres prior to the acquisition date.

Amounts due to founding members at December 29, 2011, were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.5	$0.6	$1.6
Cost and other reimbursement	(0.5)	(0.5)	(0.7)	(1.7)
Distributions payable, net	6.7	6.8	8.6	22.1

Total	$6.7	$6.8	$8.5	$22.0

Amounts due to founding members at December 30, 2010, were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.4	$0.5	$1.4
Cost and other reimbursement	(0.2)	(0.5)	(0.0)	(0.7)
Distributions payable, net	8.5	7.6	8.4	24.5

Total	$8.8	$7.5	$8.9	$25.2

Related party affiliates—During 2011, NCM LLC entered into a digital content agreement and a Fathom agreement with Showplex Cinemas, Inc. (“Showplex”), an affiliate of one of NCM, Inc.’s directors, for NCM LLC to provide in-theatre advertising and Fathom events to Showplex in its theatre locations. The affiliate agreement was entered into at terms that are similar to those of the Company’s other network affiliates. Included in advertising operating costs is approximately $0.2 million for the year ended December 29, 2011. As of December 29, 2011, approximately $0.1 million is included in accounts payable for amounts due to Showplex under the agreement.

During 2009, NCM LLC entered into a digital content agreement and a Fathom agreement with LA Live Cinemas LLC (“LA Live”), an affiliate of Regal, for NCM LLC to provide in-theatre advertising and Fathom events to LA Live in its theatre complex. The affiliate agreement was entered into at terms that are similar to those of the Company’s other network affiliates. Included in advertising operating costs are approximately $0.3 million and $0.1 million for the years ended December 29, 2011 and December 30, 2010, respectively, for payments to the affiliate under the agreement. As of December 29, 2011 and December 30, 2010 approximately $0.1 million and $0.1 million, respectively, is included in accounts payable for amounts due to LA Live under the agreement. The amounts as of and for the year ended December 31, 2009 were inconsequential.

During 2009, NCM LLC entered into a network affiliate agreement with Starplex Operating L.P. (“Starplex”), an affiliate of Cinemark, for NCM LLC to provide in-theatre advertising services and Fathom events to Starplex in its theatre locations. The affiliate agreement was entered into at terms that are similar to those of the Company’s other network affiliates. Included in advertising operating costs are $2.9 million and $1.3 million, respectively, for the years ended December 29, 2011 and December 30, 2010, for its shares of advertising sold in its theatres under the affiliate agreement. As of December 29, 2011 and December 30, 2010, approximately $0.7 million and $0.5 million, respectively, is included in accounts payable for amounts due to Starplex under the agreement.

National CineMedia, Inc.—The management services agreement provides that NCM LLC employees may participate in the NCM, Inc. equity incentive plan (see Note 7).

Amounts due to/from managing member were comprised of the following (in millions):

	As of December 29, 2011	As of December 30, 2010
Distributions payable	$21.0	$24.1
Cost and other reimbursement	0.2	4.1

Total	$21.2	$28.2

6. Borrowings

Senior secured credit facility—On February 13, 2007, concurrently with the closing of the IPO of NCM, Inc., NCM LLC entered into a senior secured credit facility with a group of lenders. The facility consisted of a six-year $80.0 million revolving credit facility and an eight-year, $725.0 million term loan facility. The revolving credit facility portion was available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the credit agreement, and a portion is available for letters of credit. The obligations under the credit facility are secured by a lien on substantially all of the assets of NCM LLC.

On July 5, 2011, NCM LLC completed an amendment to NCM LLC’s senior secured credit facility primarily to replace $66.0 million of the $80.0 million revolving credit facility that would have terminated on February 13, 2013, with a new $105.0 million revolving credit facility that will terminate on December 31, 2014, and to amend certain covenants and administrative items. The unused line fee increased from 0.375% per annum to 0.50% per annum. The $14.0 million portion of the $80.0 million revolving credit facility that was outstanding from Lehman Brothers Holdings, Inc. (“Lehman”) (not subject to pro rata prepayment or re-borrowing) remains in place but will also mature on December 31, 2014, for a total revolving credit facility of $119.0 million. As discussed in further detail below, on July 5, 2011, NCM LLC prepaid $175.0 million of the term loan facility. There were no breakage costs associated with the $175.0 million prepayment or the replacement of the revolving credit facility. NCM LLC recorded a $1.5 million non-cash charge for deferred loan fees associated with the balance of the term loan facility that was prepaid. In addition, the applicable margin, currently at 150 basis points over LIBOR, was not changed.

The outstanding balance of the term loan facility at December 29, 2011 and December 30, 2010 was $550.0 million and $725.0 million, respectively. The outstanding balance under the revolving credit facility at December 29, 2011 and December 30, 2010 was $44.0 million and $50.0 million, respectively. As of December 29, 2011, the interest rate swaps hedged the entire $550.0 million term loan at a fixed interest rate of 6.484% (both those accounted for as hedges and those that are not). The applicable margin on the term loan was lowered to 1.5% from 1.75% as a result of an upgrade of the corporate credit rating by the credit rating agencies specified in the credit agreement, in the first quarter of 2011. The weighted-average interest rate on the unhedged revolver was 2.01%. Commencing with the fourth fiscal quarter in fiscal year 2009, the applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement). The senior secured credit facility also contains a number of covenants and financial ratio requirements, with which the Company was in compliance at December 29, 2011, including the consolidated net senior secured leverage ratio. There are no borrower distribution restrictions as long as the Company’s consolidated net senior secured leverage ratio is below 6.5 times and the Company is in compliance with its debt covenants. As of December 29, 2011, the Company’s consolidated net senior secured leverage ratio was 2.7 times (versus a covenant of 6.5 times). See Note 11 for an additional discussion of the interest rate swaps.

NCM LLC, Lehman and Barclays Bank PLC (“Barclays”) entered into an agreement in March 2010 whereby Lehman resigned its agency function and restructured its outstanding $14.0 million revolving credit loan. NCM LLC and the remaining revolving credit lenders consented to the appointment of Barclays as successor administrative agent and swing line lender under the credit agreement. Additionally, the revolving credit commitments of Lehman were reduced to zero and the aggregate revolving credit commitments were reduced to $66.0 million. The $14.0 million outstanding principal of the revolving credit loans held by Lehman will not be repaid in connection with any future prepayments of revolving credit loans, but rather Lehman’s share of the revolving credit facility will be paid in full by NCM LLC, along with any accrued and unpaid fees and interest, on the revolving credit termination date, December 31, 2014.

Senior notes due 2021—On July 5, 2011 NCM LLC completed a private placement of $200.0 million in aggregate principal amount of 7.875% Senior Unsecured Notes due in 2021 (“Senior Notes”). The Senior Notes have a maturity date of July 15, 2021 and pay interest semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2012. The proceeds were used to prepay $175.0 million of NCM LLC’s outstanding indebtedness under its existing senior secured credit facility discussed above, as well as pay $21.0 million on the existing revolving line of credit and pay offering costs. The outstanding balance of the Senior Notes at December 29, 2011 was $200.0 million. The notes are subordinated to all existing and future secured debt, including indebtedness under the Company’s existing senior secured credit facility.

Other—On March 19, 2009, the Company gave an $8.5 million note payable to Credit Suisse, Cayman Islands Branch (“Credit Suisse”) with no stated interest to settle the $10.0 million contingent put obligation and to acquire the $20.7 million outstanding principal balance of debt of IdeaCast, Inc. (“IdeaCast”) (together with all accrued interest and other lender costs required to be reimbursed by IdeaCast). At issuance the Company recorded the note at a present value of $7.0 million. At December 30, 2010, $1.2 million of the balance was recorded in current liabilities. The note was paid in full on January 15, 2011. Interest on the note was accreted at the Company’s estimated incremental cost of debt based on then current market indicators over the term of the loan to interest expense. The amount of interest expense recognized on the note for the years ended December 29, 2011, December 30, 2010 and December 31, 2009 was an inconsequential amount, $0.5 million and $0.7 million, respectively.

Future maturities of borrowings—

The scheduled annual maturities on the credit facility and Senior Notes as of December 29, 2011 are as follows (in millions):

2012	$0.0
2013	0.0
2014	44.0
2015	550.0
2016	0.0
Thereafter	200.0

Total	$794.0

7. Share-based compensation

At the date of the IPO, the Company adopted the NCM, Inc. 2007 Equity Incentive Plan. As of December 29, 2011, there were 10,076,000 shares of common stock available for issuance or delivery under the Equity Incentive Plan of which 2,973,786 remain available for grants as of December 29, 2011. Options awarded under the Equity Incentive Plan are granted with an exercise price equal to the closing market price of NCM, Inc. common stock on the date the Company’s board of directors approves the grant. Upon vesting of the restricted stock awards or exercise of options, NCM LLC will issue common membership units to the Company equal to the number of shares of the Company’s common stock represented by such awards. Options and non-vested restricted stock vest annually over a three or five-year period and options have either 10-year or 15-year contractual terms. A forfeiture rate of 5% was estimated to reflect the potential separation of employees.

The recognized expense, including equity based compensation costs of NCM, Inc. employees, is included in the operating results of NCM LLC. The Company recognized $7.5 million, $7.0 million and $3.1 million for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively, of share-based compensation expense for these options and $0.1 million were capitalized during each of the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively. As of December 29, 2011, unrecognized compensation cost related to nonvested options was approximately $6.4 million, which will be recognized over a weighted average remaining period of 1.7 years.

The weighted average grant date fair value of granted options was $3.81, $4.84 and $2.17 for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively. The intrinsic value of options exercised during the year was $1.5 million, $2.2 million and $0.2 million for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively. The total fair value of awards vested during the years ended December 29, 2011, December 30, 2010 and December 31, 2009 was $6.2 million, $3.2 million and $0.3 million, respectively.

The following assumptions were used in the valuation of the options:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Expected life of options	6.0 years	6.0 years	6.5 years
Risk free interest rate	1.16% to 2.39%	1.38% to 3.76%	2.23% to 3.70%
Expected volatility	30%-53.6%	39%	30%
Dividend yield	3.8% to 4.0%	3.8% to 4.0%	3%

Activity in the Equity Incentive Plan is as follows:

	Options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in millions)
Outstanding at December 30, 2010	3,876,224	$15.55
Granted	1,314,568	17.61
Exercised	(312,720)	13.55
Forfeited	(40,500)	14.66

Outstanding at December 29, 2011	4,837,572	$16.25	8.3	$2.3
Exercisable at December 29, 2011	1,863,256	15.95	8.0	$1.2
Vested and Expected to Vest at December 29, 2011	4,802,536	16.24	8.3	$2.3

The following table summarizes information about the stock options at December 29, 2011, including the weighted average remaining contractual life and weighted average exercise price:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding as of December 29, 2011	Weighted average remaining life (in years)	Weighted average exercise price	Number exercisable as of December 29, 2011	Weighted average exercise price
$5.35-$14.58	990,962	7.5	$9.84	432,676	$9.26
$14.59-$16.66	1,019,569	9.2	16.25	664,252	16.27
$16.67–$16.97	948,206	8.0	16.97	308,994	16.97
$16.98-$18.38	1,265,569	9.1	18.28	75,214	17.92
$18.39–$29.05	613,266	7.1	21.27	382,120	21.77

	4,837,572	8.3	$16.25	1,863,256	$15.95

Non-vested (restricted) stock—NCM, Inc. has a non-vested stock program as part of the Equity Incentive Plan. The plan provides for non-vested stock awards to officers, board members and other key employees, including employees of NCM LLC. Under the non-vested stock program, common stock of NCM, Inc. may be granted at no cost to officers, board members and key employees, subject to requisite service and meeting financial performance targets (for certain grants beginning in 2009), and as such restrictions lapse, the award vests in that proportion. The participants are entitled to cash dividends from NCM, Inc. and to vote their respective shares, although the sale and transfer of such shares is prohibited and the shares are subject to forfeiture during the restricted period. Additionally, the accrued cash dividends for 2009, 2010 and 2011 grants are subject to forfeiture during the restricted period. The shares are also subject to the terms and provisions of the Equity Incentive Plan. Non-vested stock awards granted in 2009 through 2011 (except grants to board members) include performance vesting conditions, which permit vesting to the extent that NCM, Inc. achieves specified non-GAAP targets at the end of the measurement period. Non-vested stock granted to non-employee directors vest after one year.

The following table represents the shares of non-vested stock:

	Shares	Weighted average grant- date fair value
Non-vested as of December 30, 2010	915,584	$16.77
Granted	470,865	17.66
Forfeited	(10,207)	16.28
Vested	(90,734)	19.43

Non-vested as of December 29, 2011	1,285,508	$16.92

The recognized expense, including the equity based compensation costs of NCM, Inc. employees, is included in the operating results of NCM LLC. The Company recorded $4.3 million, $7.0 million and $2.4 million in compensation expense related to such outstanding non-vested shares during the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively. Of the $4.3 million in compensation expense for the year ended December 29, 2011, a credit of $2.9 million was related to a true-up to NCM, Inc.’s expected performance against the specified non-GAAP targets for the 2009 and 2010 grants as of December 29, 2011. In addition, no compensation expense was recorded for the 2011 non-vested restricted stock grants subject to performance conditions as the grants are not expected to vest due to the projected underperformance against the specified non-GAAP targets as of December 29, 2011. Of the $7.0 million in compensation expense for the year ended December 30, 2010, $1.6 million was related to NCM, Inc.’s expected performance against the specified non-GAAP targets for the 2009 and 2010 grants as of December 30, 2010. During the years ended December 29, 2011, December 30, 2010 and December 31, 2009 there was $0.1 million, $0.1 million and an inconsequential amount capitalized, respectively. As of December 29, 2011, unrecognized compensation cost related to non-vested stock was approximately $3.8 million, which will be recognized over a weighted average remaining period of 1.2 years. The weighted average grant date fair value of non-vested stock was $17.66, $17.24 and $9.50 for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively. The total fair value of awards vested was $1.8 million, $1.6 million and $0.3 million during the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively.

8. Employee benefit plans

NCM LLC sponsors the NCM 401(k) Profit Sharing Plan (the “Plan”) under Section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees. The Plan provides that participants may contribute up to 20% of their compensation, subject to Internal Revenue Service limitations. Employee contributions are invested in various investment funds based upon election made by the employee. The recognized expense, including the discretionary contributions of NCM, Inc. employees, is included in the operating results of NCM LLC. The Company made discretionary contributions of $0.9 million, $0.9 million and $0.8 million during the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively.

9. Commitments and contingencies

Legal Actions—The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material effect on its financial position or results of operations.

Operating Commitments—The Company leases office facilities for its headquarters in Centennial, Colorado and also in various cities for its sales and marketing personnel as sales offices. The Company has no capital lease obligations. Total lease expense for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, was $2.3 million, $2.2 million and $2.3 million, respectively.

Future minimum lease payments under noncancelable operating leases as of December 29, 2011 are as follows (in millions):

2012	$2.3
2013	2.3
2014	2.4
2015	2.3
2016	2.3
Thereafter	7.2

Total	$18.8

Minimum revenue guarantees—As part of the network affiliate agreements entered in the ordinary course of business under which the Company sells advertising for display in various network affiliate theatre chains, the Company has agreed to certain minimum revenue guarantees on a per attendee basis. If a network affiliate achieves the attendance set forth in their respective agreement, the Company has guaranteed minimum revenue for the network affiliate per attendee if such amount paid under the revenue share arrangement is less than its guaranteed amount. The amount and term varies for each network affiliate, but terms range from three to 20 years, prior to any renewal periods of which some are at the option of the Company. The maximum potential amount of future payments the Company could be required to make pursuant to the minimum revenue guarantees is $17.3 million over the remaining terms of the network affiliate agreements. As of December 29, 2011 and December 30, 2010, the Company had no liabilities recorded for these obligations as such guarantees are less than the expected share of revenue paid to the affiliate.

10. Fair value measurements

Fair value of financial instruments—The carrying amount of the revolving credit facility is considered a reasonable estimate of fair value due to its floating-rate terms and the fact that it was recently amended during 2011. The carrying amounts and fair values of interest rate swap agreements are the same since the Company accounts for these instruments at fair value.

The Company has estimated the fair value of its term loan based on an average of at least two non-binding broker quotes and the Company’s analysis to be $530.6 million and $713.3 million at December 29, 2011 and December 30, 2010, respectively (Level 2). The carrying value of the term loan was $550.0 and $725.0 million as of December 29, 2011 and December 30, 2010, respectively.

The carrying value of the Company’s Senior Notes as of December 29, 2011 was $200.0 million and the estimated fair value was $198.4 million based on an average of at least two non-binding broker quotes and the Company’s analysis (Level 2).

During the fourth quarter of 2011, the Company received equity securities in a privately held company as consideration for an advertising contract. The fair value of the investment has not been estimated at December 29, 2011 as there were no identified events or changes in circumstances that had a significant adverse effect on the fair value of the investment and it is not practicable to do so because the equity securities are not in a publicly traded company. The carrying amount of the Company’s investment was $0.2 million as of December 29, 2011. Refer to Note 1—Other Investment.

During the fourth quarter of 2011, the Company recorded an impairment to the value of its investment in RMG due to the Company being further diluted by a new round of preferred equity financing that was senior to the Company’s investment. The Company determined the impairment was other-than-temporary and the unrealized loss was reported as an impairment loss in the statements of income since the fair value was determined to be significantly below cost and recoverability was deemed unlikely. The key factor identified by management in making these assessments and determining the amount was due to a recapitalization of RMG that was completed in early 2012. The carrying amount of the Company’s investment was $0.0 million and $6.7 million as of December 29, 2011 and December 30, 2010, respectively. Refer to Note 1—Other Investment.

Recurring measurements—The fair values of the Company’s assets and liabilities measured on a recurring basis pursuant to ASC 820-10 Fair Value Measurements and Disclosures are as follows (in millions):

		Fair value measurements at reporting date using
	As of December 29, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
LIABILITIES:	$24.0	$0.0	$24.0	$0.0
Current Portion of Interest Rate Swap Agreements(1)
Interest Rate Swap Agreements(1)	46.8	0.0	46.8	0.0

Total Liabilities	$70.8	$0.0	$70.8	$0.0

		Fair value measurements at reporting date using
	As of December 30, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
LIABILITIES:	$25.3	0.0	$25.3	0.0
Current Portion of Interest Rate Swap Agreements(1)
Interest Rate Swap Agreements(1)	45.5	0.0	45.5	0.0

Total Liabilities	$70.8	$0.0	$70.8	$0.0

(1)	Interest Rate Swap Agreements—Refer to Note 11.

11. Derivative instruments and hedging activities

NCM LLC has interest rate swap agreements with four counterparties that, at their inception, qualified for and were designated as cash flow hedges against interest rate exposure on the entire $550.0 million of currently outstanding debt obligations under the senior secured credit facility. The interest rate swap agreements have the effect of converting all of the Company’s variable rate debt to a fixed rate of 6.484%.

Cash flow hedge accounting was discontinued on September 15, 2008 for one of the interest rate swap agreements due to the event of default created by the bankruptcy of Lehman and the inability of the Company to continue to demonstrate the swap would be effective. The Company did not elect cash flow hedge accounting and the interest rate swap with Barclays is recorded at fair value with any change in the fair value recorded in the statements of income. There was no change, $4.0 million increase and $8.3 million decrease in the fair value of the liability for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively, which the Company recorded as a change in derivative fair value.

In accordance with ASC 815 Derivatives and Hedging, the net derivative loss as of September 14, 2008 related to the discontinued cash flow hedge shall continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period. Accordingly, the net derivative loss is being amortized to interest expense over the remaining term of the interest rate swap through February 13, 2015. The amount amortized during the years ended December 29, 2011, December 30, 2010 and December 31, 2009 was $1.3 million per year. The Company estimates approximately $1.3 million will be amortized to interest on borrowings in the next 12 months.

The fair values of the interest rate swaps with the counterparties on which we have elected and qualify for cash flow hedge accounting (representing notional amounts of $412.5 million associated with a like amount of the variable rate debt) are recorded on the Company’s balance sheet as a liability with the change in fair value recorded in other comprehensive income since the instruments were determined to be perfectly effective at December 29, 2011 and December 30, 2010. There were no amounts reclassified into current earnings due to ineffectiveness during the periods presented other than as described herein.

As of December 29, 2011 and December 30, 2010, the estimated fair value and line item caption of derivative instruments recorded were as follows (in millions):

	Liability derivatives
	As of December 29, 2011		As of December 30, 2010
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments in cash flow hedges:
Current portion of interest rate swap agreements	Current Liabilities	$18.0	Current Liabilities	$19.0
Interest rate swap agreements	Other Liabilities	$35.1	Other Liabilities	$34.1
Derivatives not designated as hedging instruments:
Current portion of interest rate swap agreements	Current Liabilities	$6.0	Current Liabilities	$6.3
Interest rate swap agreements	Other Liabilities	$11.7	Other Liabilities	$11.4

Total derivatives		$70.8		$70.8

The effect of derivative instruments in cash flow hedge relationships on the financial statements for the years ended December 29, 2011, December 30, 2010 and December 31, 2009 were as follows (in millions):

	Unrealized gain (loss) recognized in NCM LLC’s other comprehensive income (pre-tax) for the years ended			Realized (loss) recognized in interest on borrowings (pre-tax) for the years ended
	Dec. 29, 2011	Dec. 30, 2010	Dec. 31, 2009	Dec. 29, 2011	Dec. 30, 2010	Dec. 31, 2009
Interest Rate Swaps	$(18.1)	$(30.3)	$9.3	$(19.5)	$(19.4)	$(16.7)

The effect of derivatives not designated as hedging instruments under ASC 815 on the financial statements for the years ended December 29, 2011, December 30, 2010 and December 31, 2009 were as follows (in millions):

	Gain or (loss) recognized in non-operating expenses (pre-tax) for the years ended
	December 29, 2011	December 30, 2010	December 31, 2009
Interest on borrowings	$(6.5)	$(6.2)	$(6.2)
Change in derivative fair value	(1.3)	(5.3)	7.0

Total	$(7.8)	$(11.5)	$0.8

12. Segment reporting

Advertising revenue accounts for 88.7%, 88.7% and 88.0%, of revenue for the years ended December 29, 2011, December 30, 2010 and December 31, 2009, respectively. The following table presents revenues less directly identifiable expenses to arrive at operating income net of direct expenses for the advertising reportable segment, the combined Fathom events operating segments, and network, administrative and unallocated costs. Refer to Note 1-Segment Reporting.

	Year ended December 29, 2011 (in millions)
	Advertising	Fathom events and other	Network, administrative and unallocated costs	Total
Revenue	$386.1	$49.2	$0.1	$435.4
Operating costs	80.0	34.1	17.7	131.8
Selling and marketing costs	49.2	7.9	2.7	59.8
Administrative and other costs	2.6	0.8	27.9	31.3
Depreciation and amortization	0.0	0.0	18.8	18.8

Operating income	$254.3	$6.4	$(67.0)	$193.7

	Year ended December 30, 2010 (in millions)
	Advertising	Fathom events and other	Network, administrative and unallocated costs	Total
Revenue	$379.4	$48.0	$0.1	$427.5
Operating costs	74.3	32.4	20.0	126.7
Selling and marketing costs	46.5	8.1	3.3	57.9
Administrative and other costs	3.2	0.8	30.5	34.5
Depreciation and amortization	0.0	0.0	17.8	17.8

Operating income	$255.4	$6.7	$(71.5)	$190.6

	Year ended December 31, 2009 (in millions)
	Advertising	Fathom events and other	Network, administrative and unallocated costs	Total
Revenue	$335.1	$45.5	$0.1	$380.7
Operating costs	72.7	29.1	18.6	120.4
Selling and marketing costs	40.6	8.6	1.0	50.2
Administrative and other costs	2.8	0.9	22.6	26.3
Depreciation and amortization	0.0	0.0	15.6	15.6

Operating income	$219.0	$6.9	$(57.7)	$168.2

The following is a summary of revenues by category (in millions):

	Years ended
	December 29, 2011	December 30, 2010	December 31, 2009
National Advertising Revenue	$267.5	$271.9	$236.8
Founding Member Advertising Revenue from Beverage Concessionaire Agreements	38.0	37.2	36.3
Local Advertising Revenue	80.6	70.3	62.0
Fathom Consumer Revenue	35.0	31.5	28.6
Fathom Business Revenue	14.2	16.5	16.9
Other Revenue	0.1	0.1	0.1

Total Revenues	$435.4	$427.5	$380.7

13. Valuation and qualifying accounts (in millions)

	Years ended
	December 29, 2011	December 30, 2010	December 31, 2009
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Balance at beginning of period	$3.7	$3.6	$2.6
Provision for bad debt	2.1	2.3	2.4
Write-offs, net	(1.5)	(2.2)	(1.4)

Balance at end of period	$4.3	$3.7	$3.6

14. Quarterly financial data (unaudited) (in millions)

2011	First quarter	Second quarter	Third quarter	Fourth quarter
Operations:
Revenues	$70.8	$114.0	$136.0	$114.6
Operating Expenses	55.8	63.8	62.0	60.1

Operating Income	15.0	50.2	74.0	54.5
Net Income	5.1	37.6	56.6	35.2
2010	First quarter	Second quarter	Third quarter	Fourth quarter
Operations:
Revenues	$84.6	$99.1	$125.7	$118.1
Operating Expenses	58.2	55.8	58.6	64.3

Operating Income	26.4	43.3	67.1	53.8
Net Income	12.8	27.2	52.7	46.8

15. Subsequent events

During early 2012, the Company restructured Fathom events to place more focus on the Fathom Consumer division. Based on historical and expected future trends the Company believes the Fathom Consumer division has greater future growth prospects and is more in aligned with the movie exhibition business and the Company’s strategy of becoming a more powerful digital media platform. The Company will continue to operate the Fathom Business division for a portion of the first quarter of 2012 to satisfy contractual obligations for events. Despite the revenue loss ($14.2 million in 2011), due to the reduction in direct expenses as well as indirect expenses such as operating, selling and marketing and administrative costs, the impact on the Company’s future operating income is not expected to be material.

During the first quarter of 2012, NCM LLC issued 651,612 common membership units to its founding members, which is an adjustment to the previously issued common membership units issued in exchange for the rights to exclusive access, in accordance with the ESAs, to net new theatre screens and attendees added by the founding members to NCM LLC’s network. A cash payment of approximately $0.2 million will be received from AMC in lieu of surrendering 16,727 whole units and one partial unit. As a result, NCM LLC recorded an intangible asset at fair value of the common membership units of $9.9 million. The Company based the fair value of the intangible asset on the market value of the common membership units when issued, which are freely convertible into the Company’s common stock. Pursuant to ASC 350-10 Intangibles – Goodwill and Other, the intangible asset has a finite useful life and the Company will amortize the asset over the remaining useful life corresponding with the ESAs.

NATIONAL CINEMEDIA, LLC

CONDENSED BALANCE SHEETS

(In millions)

(UNAUDITED)

	June 28, 2012	December 29, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8.4	$9.2
Receivables, net of allowance of $4.7 and $4.3 million, respectively	89.0	96.6
Prepaid expenses	2.4	1.7
Prepaid management fees to managing member	1.0	1.0

Total current assets	100.8	108.5
NON-CURRENT ASSETS:
Property and equipment, net of accumulated depreciation of $59.0 and $54.8 million, respectively	25.4	24.6
Intangible assets, net of accumulated amortization of $26.5 and $20.8 million, respectively	280.6	274.9
Debt issuance costs, net of accumulated amortization of $11.2 and $9.8 million, respectively	17.2	12.6
Other investment	0.8	0.2
Other long-term assets	0.7	0.6

Total non-current assets	324.7	312.9

TOTAL ASSETS	$425.5	$421.4

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Amounts due to founding members	21.9	22.0
Amounts due to managing member	16.0	21.2
Accrued expenses	18.1	16.2
Current portion of interest rate swap agreements	10.2	24.0
Accrued payroll and related expenses	8.1	9.0
Accounts payable (including $1.0 and $0.9 million to related party affiliates, respectively)	13.0	12.8
Deferred revenue	3.3	2.9

Total current liabilities	90.6	108.1
NON-CURRENT LIABILITIES:
Borrowings	839.0	794.0
Interest rate swap agreements	16.0	46.8

Total non-current liabilities	855.0	840.8

Total liabilities	945.6	948.9

COMMITMENTS AND CONTINGENCIES (NOTE 5)
MEMBERS’ EQUITY/(DEFICIT) (including accumulated other comprehensive loss of $26.3 and $56.9 million, respectively)	(520.1)	(527.5)

TOTAL LIABILITIES AND EQUITY	$425.5	$421.4

See accompanying notes to condensed financial statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF INCOME

(In millions)

(UNAUDITED)

	Quarter Ended June 28, 2012	Quarter Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011
REVENUE:
Advertising (including revenue from founding members of $10.2, $10.7, $20.0 and $19.0 million, respectively)	$101.3	$98.6	$167.6	$157.7
Fathom Events	8.8	15.4	21.6	27.1

Total	110.1	114.0	189.2	184.8

OPERATING EXPENSES:
Advertising operating costs (including $1.0, $0.7, $1.7 and $1.2 million to related party affiliates, respectively)	8.0	5.9	12.7	9.4
Fathom Events operating costs (including $1.2, $2.8, $3.2 and $4.8 million to founding members, respectively)	6.5	10.7	15.5	18.3
Network costs	4.9	4.6	9.7	9.2
Theatre access fees—founding members	16.3	14.8	32.0	26.9
Selling and marketing costs (including $0.2, $0.4, $0.4 and $0.6 million to founding members, respectively)	15.5	14.9	30.0	29.5
Administrative costs	5.2	5.0	10.1	9.8
Administrative fee—managing member	3.4	3.6	7.0	7.6
Depreciation and amortization	5.0	4.3	9.9	8.9

Total	64.8	63.8	126.9	119.6

OPERATING INCOME	45.3	50.2	62.3	65.2

NON-OPERATING EXPENSES:
Interest on borrowings	14.3	10.5	28.4	21.4
Change in derivative fair value	—	2.0	(0.4)	0.8
Loss on swap terminations	26.7	—	26.7	—
Other non-operating expense	2.4	—	2.4	0.1

Total	43.4	12.5	57.1	22.3

INCOME BEFORE INCOME TAXES	1.9	37.7	5.2	42.9

Income tax expense	0.1	0.1	0.2	0.2

NET INCOME	$1.8	$37.6	$5.0	$42.7

See accompanying notes to condensed financial statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

(UNAUDITED)

	Quarter Ended June 28, 2012	Quarter Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011
NET INCOME	$1.8	$37.6	$5.0	$42.7
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) on cash flow hedges	28.4	(4.7)	30.8	0.2

COMPREHENSIVE INCOME	$30.2	$32.9	$35.8	$42.9

See accompanying notes to condensed financial statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF CASH FLOWS

(In millions)

(UNAUDITED)

	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5.0	$42.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9.9	8.9
Non-cash share-based compensation	2.6	2.8
Net unrealized (gain) loss on hedging transactions	(0.4)	0.8
Amortization of debt issuance costs	1.4	0.8
Write-off of net debt issuance costs	2.5	—
Loss on swap terminations	26.7	—
Payment for swap terminations	(40.2)	—
Changes in operating assets and liabilities:
Receivables, net	7.1	11.4
Accounts payable and accrued expenses	1.0	0.5
Amounts due to founding members and managing member	(2.1)	(2.9)
Other, net	(0.1)	7.3

Net cash provided by operating activities	13.4	72.3

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(4.9)	(5.7)
Payment from founding members for intangible assets	0.2	—
Purchases of intangible assets from an affiliate	(1.6)	—

Net cash used in investing activities	(6.3)	(5.7)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	466.0	54.0
Repayments of borrowings	(421.0)	(70.2)
Payment of debt issuance costs	(8.4)	—
Founding members integration payments	—	1.3
Distributions to founding members and managing member	(46.4)	(61.0)
Unit settlement for share-based compensation	1.9	5.3

Net cash used in financing activities	(7.9)	(70.6)

CHANGE IN CASH AND CASH EQUIVALENTS	(0.8)	(4.0)
CASH AND CASH EQUIVALENTS:
Beginning of period	9.2	13.8

End of period	$8.4	$9.8

See accompanying notes to condensed financial statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF CASH FLOWS (CONTINUED)

(In millions)

(UNAUDITED)

	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011
Supplemental disclosure of non-cash financing and investing activity:
Purchase of an intangible asset with equity (equity returned)	$10.1	$(5.5)
Increase in cost method investment	$0.6	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$36.2	$20.8
Cash paid for income taxes	$0.2	$0.2

See accompanying notes to condensed financial statements.

1. THE COMPANY

Description of Business

National CineMedia, LLC (“NCM LLC” or “the Company”) commenced operations on April 1, 2005 and is owned by National CineMedia, Inc. (“NCM, Inc.”, “manager” or “managing member”), American Multi-Cinema, Inc. (“AMC”), a wholly owned subsidiary of AMC Entertainment, Inc. (“AMCE”), Regal Cinemas, Inc., a wholly owned subsidiary of Regal Entertainment Group (“Regal”) and Cinemark USA, Inc. (“Cinemark USA”), a wholly owned subsidiary of Cinemark Holdings, Inc. (“Cinemark”). NCM LLC operates the largest digital in-theatre network in North America, allowing NCM LLC to sell advertising and Fathom Events (the “Services”) under long-term exhibitor services agreements (“ESAs”) with AMC, Regal and Cinemark. AMC, Regal and Cinemark and their affiliates are referred to in this document as “founding members”. NCM LLC also provides the Services to certain third-party theatre circuits under “network affiliate” agreements, which expire at various dates.

At June 28, 2012, NCM LLC had 111,978,019 common membership units outstanding, of which 54,446,443 (48.6%) were owned by NCM, Inc., 22,113,150 (19.7%) were owned by Regal, 18,094,644 (16.2%) were owned by Cinemark and 17,323,782 (15.5%) were owned by AMC. The membership units held by the founding members are exchangeable into NCM, Inc. common stock on a one-for-one basis.

During the first quarter of 2012, the Company restructured Fathom Events to place more focus on the Fathom Consumer Events division. Based on historical and expected future trends the Company believes the Fathom Consumer Events division has greater future growth prospects and is more aligned with the movie exhibition business and the Company’s strategy of becoming a more powerful digital media platform. The Company continued to operate the Fathom Business Events division for a portion of the first quarter of 2012 to satisfy contractual obligations for events and will continue to execute business events on a periodic basis for existing long term Fathom clients, or regulated by the founding members or to support events staged for the Company’s major advertising clients.

Basis of Presentation

The Company has prepared the unaudited condensed financial statements and related notes of NCM LLC in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosures typically included in an annual report have been condensed or omitted for this quarterly report. The balance sheet as of December 29, 2011 is derived from the audited financial statements of NCM LLC. Therefore, the unaudited condensed financial statements should be read in conjunction with the NCM LLC audited financial statements and notes thereto included in the Company’s annual report on Form 10-K filed for the fiscal year ended December 29, 2011.

In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented have been made. The Company’s business is seasonal and for this and other reasons operating results for interim periods may not be indicative of the Company’s full year results or future performance. As a result of the various related-party agreements discussed in Note 3-Related-Party Transactions, the operating results as presented are not necessarily indicative of the results that might have occurred if all agreements were with non-related third parties.

Estimates— The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable and share-based compensation. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications of previously reported network, administrative and unallocated costs in segment reporting have been made to conform to the current year presentation.

Significant Accounting Policies

The Company’s annual financial statements included in Form 10-K filed for the fiscal year ended December 29, 2011 contain a complete discussion of the Company’s significant accounting policies.

Segment Reporting— Advertising is the principal business activity of the Company and is the Company’s reportable segment under the requirements of ASC 280, Segment Reporting. Fathom Consumer Events and Fathom Business Events are operating segments under ASC 280,but do not meet the quantitative thresholds for segment reporting. The Company does not evaluate its segments on a fully allocated cost basis, nor does the Company track segment assets separately. Therefore, the measure of segment operating income net of direct expenses presented herein is not prepared on the same basis as operating income in the statements of income and the results are not indicative of what segment results of operations would have been had it been operated on a fully allocated cost basis. The Company cautions that it would be inappropriate to assume that unallocated operating costs are incurred proportional to segment revenue or any directly identifiable segment expenses. Refer to Note 8-Segment Reporting.

Receivables— Bad debts are provided for using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding receivables at the end of the period. Receivables are written off when management determines amounts are uncollectible. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. At June 28, 2012, there were no advertising agency groups through which the Company sources national advertising revenue representing over 10% of the Company’s outstanding gross receivable balance. At December 29, 2011, there was one advertising agency group through which the Company sources national advertising revenue representing approximately 15% of the Company’s outstanding gross receivable balance; however, none of the individual contracts related to the advertising agency were more than 10% of advertising revenue. The collectability risk is reduced by dealing with large, national advertising agencies who have strong reputations in the advertising industry and clients with stable financial positions.

Income Taxes—NCM LLC’s fiscal year 2007 and 2008 tax returns are currently under examination by the Internal Revenue Service (“IRS”). In September 2011, NCM LLC received a Notice of Proposed Adjustment (“NOPA”) for the calendar year 2007 examination primarily related to characterization of the cash received by the founding members at or around the date of NCM Inc.’s initial public offering (“IPO”). As NCM LLC is a pass-through entity for federal income tax purposes, there will be no direct impact to the financial statements of NCM LLC. NCM LLC strongly disagrees with, and will contest, the IRS’ positions.

NCM, Inc., in its capacity as tax matters partner for NCM LLC, received a “60 Day Letter” from the IRS, dated April 25, 2012, in connection with the examination of NCM LLC’s federal tax return for the 2007 and 2008 fiscal years. The 60 Day Letter notified NCM LLC that the IRS intended to adjust partnership items unless a written letter of protest was received by the IRS within 60 days of the date of the letter. Subsequent to the receipt of the 60 Day Letter, NCM, Inc. received from the IRS an additional 30 day extension to respond. The adjustments proposed by the IRS in the 60 Day Letter are materially similar to the adjustments proposed in the NOPA received in September 2011. The Company submitted its written letter of protest to the IRS in July 2012 and believes the IRS’ position lacks merit and intends to dispute the adjustments through the administrative appeals process.

Share-Based Compensation—NCM, Inc. issues two types of share-based compensation awards: stock options and non-vested (restricted) stock. Compensation expense of restricted stock is based on management’s projections and the probability of achievement of those expectations, which requires considerable judgment. A cumulative adjustment is recorded to share-based compensation expense in periods that management changes its estimate of the number of shares expected to vest. Ultimately, the Company adjusts the expense recognized to reflect the actual vested shares following the resolution of the performance conditions. Dividends are accrued quarterly on the restricted stock and are paid when the shares vest. Compensation cost of stock options is based on the estimated grant date fair value using the Black-Scholes option pricing model, which requires that the Company make estimates of various factors. Under the fair value recognition provisions of ASC 718 Compensation – Stock Compensation, the Company recognizes share-based compensation net of an estimated forfeiture rate, and therefore only recognizes compensation cost for those shares expected to vest over the requisite service period of the award. During the three and six months ended June 28, 2012, 7,663 and 202,762 stock options were exercised at a weighted average exercise price of $13.64 and $15.20 per share, respectively. During the three and six months ended June 28, 2012, 0 and 439,738 shares of restricted stock vested upon the satisfaction of performance conditions, respectively.

Recent Accounting Pronouncements

The Company has considered all recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its condensed financial statements.

2. INTANGIBLE ASSETS

In accordance with NCM LLC’s Common Unit Adjustment Agreement with its founding members, on an annual basis NCM LLC determines the amount of common membership units to be issued to or returned by the founding members based on theatre additions or dispositions during the past year. During the first quarter of 2012, NCM LLC issued 651,612 common membership units to its founding members for the rights to exclusive access to net new theatre screens and attendees added by the founding members to NCM LLC’s network during 2011. NCM LLC recorded a net intangible asset of $9.9 million in the first quarter of 2012, as a result of the common unit adjustment. In lieu of surrendering 16,727 units, AMC paid NCM LLC $0.2 million in the first quarter of 2012. During the first quarter of 2011, NCM LLC’s founding members returned a net 322,751 common membership units to NCM LLC for 2010 attendance, which reduced the net intangible asset by $5.5 million during the first quarter of 2011.

The Company’s intangible assets with its founding members are recorded at the fair market value of NCM, Inc.’s publicly traded stock as of the date on which the common membership units were issued. The NCM LLC common membership units are fully convertible into NCM, Inc.’s common stock. The intangible assets have a finite useful life and the Company amortizes the assets over the remaining useful life corresponding with the ESAs or the term of the contract with the network affiliate. If common membership units are issued to a founding member for newly acquired theatres that are subject to an existing on-screen advertising agreement with an alternative provider, the amortization of the intangible asset commences after the existing agreement expires and NCM LLC can utilize the theatres for all of its services.

3. RELATED-PARTY TRANSACTIONS

Founding Member and Managing Member Transactions – Following is a summary of the transactions between the Company and the founding members and its managing member (in millions):

Included in the Condensed Statements of Income:	Quarter Ended June 28, 2012	Quarter Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011
Revenue:
Beverage concessionaire revenue (included in Advertising revenue) (1)	$10.1	$10.7	$19.9	$18.9
Advertising inventory revenue (included in Advertising revenue) (2)	0.1	—	0.1	0.1
Operating expenses:
Revenue share from Fathom Events (included in Fathom Events operating costs) (3)	1.1	2.6	3.0	4.5
Purchase of movie tickets and concession products (included in Fathom Events operating costs) (5)	0.1	0.2	0.2	0.3
Theatre access fee (4)	16.3	14.8	32.0	26.9
Purchase of movie tickets and concession products (included in Selling and marketing costs) (5)	0.2	0.4	0.4	0.6
Administrative fee—managing member (6)	3.4	3.6	7.0	7.6

(1)	For the quarters and six months ended June 28, 2012 and June 30, 2011, the founding members purchased 60 seconds of on-screen advertising time (with a right to purchase up to 90 seconds) from NCM LLC to satisfy their obligations under their beverage concessionaire agreements at a rate specified by the ESA on a 30 second equivalent cost per thousand (“CPM”).
(2)	The values of such purchases are calculated by reference to NCM LLC’s advertising rate card.
(3)	These payments are at rates (percentage of event revenue) included in the ESAs based on the nature of the event.
(4)	Comprised of a payment per theatre attendee and a payment per digital screen with respect to the founding member theatres included in the Company’s network.
(5)	Used primarily for marketing to NCM LLC’s advertising clients and marketing resale to Fathom Business Events customers.
(6)	Pursuant to the Management Services Agreement between NCM, Inc. and NCM LLC, NCM, Inc. provides certain specific management services to NCM LLC, including the services of the President and Chief Executive Officer, President of Sales and Marketing, Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Operations Officer and Executive Vice President and General Counsel. In exchange for these services, NCM LLC reimburses NCM, Inc. for compensation paid to the officers (including share based compensation) and other expenses of the officers and for certain out-of-pocket costs.

Included in the Condensed Balance Sheets:	As of June 28, 2012	As of December 29, 2011
Prepaid management fees to managing member (1)	$1.0	$1.0
Integration payments (included in Intangible assets) (2)	—	0.7

(1)	The payments to NCM, Inc. for estimated management services related to employment are made one month in advance. NCM LLC also provides administrative and support services to NCM, Inc. such as office facilities, equipment, supplies, payroll, accounting and financial reporting at no charge. Based on the limited activities of NCM, Inc. as a standalone entity, the Company does not believe such unreimbursed costs are significant.
(2)	On April 30, 2008, Regal acquired Consolidated Theatres and NCM issued common membership units to Regal upon the closing of its acquisition in exchange for the right to exclusive access to the theatres. The Consolidated Theatres had a pre-existing advertising agreement and, as a result, Regal made integration payments pursuant to the ESAs on a quarterly basis in arrears through the second quarter of 2011 in accordance with certain run-out provisions.

Also, pursuant to the terms of the NCM LLC Operating Agreement in place since the completion of NCM, Inc.’s IPO, NCM LLC is required to make mandatory distributions on a proportionate basis to its members of available cash, as defined in the NCM LLC Operating Agreement, on a quarterly basis in arrears. Mandatory distributions for the quarters ended June 28, 2012 and June 30, 2011 and the six months ended June 28, 2012 and June 30, 2011 are as follows (in millions):

	Quarter Ended June 28, 2012	Quarter Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011
AMC	$6.2	$6.7	$6.7	$8.5
Cinemark	6.4	6.8	6.9	8.6
Regal	7.9	8.6	8.6	10.8
NCM, Inc.	19.3	21.0	20.9	26.4

Total	$39.8	$43.1	$43.1	$54.3

The mandatory distributions of available cash by NCM LLC to its founding members for the quarter ended June 28, 2012 of $20.5 million is included in amounts due to founding members on the condensed balance sheets at June 28, 2012 and will be made in the third quarter of 2012. The mandatory distributions of available cash by NCM LLC to its managing member for the quarter ended June 28, 2012 of $19.3 million is included in amounts due to managing member on the condensed balance sheets at June 28, 2012 and will be made in the third quarter of 2012.

Amounts due to founding members at June 28, 2012 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.7	$0.6	$0.9	$2.2
Cost and other reimbursement	(0.3)	(0.3)	(0.2)	(0.8)
Distributions payable	6.2	6.4	7.9	20.5

Total	$6.6	$6.7	$8.6	$21.9

Amounts due to founding members at December 29, 2011 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.5	$0.6	$1.6
Cost and other reimbursement	(0.5)	(0.5)	(0.7)	(1.7)
Distributions payable, net	6.7	6.8	8.6	22.1

Total	$6.7	$6.8	$8.5	$22.0

Amounts due to/from managing member were comprised of the following (in millions):

	As of June 28, 2012	As of December 29, 2011
Distributions payable	$19.3	$21.0
Cost and other reimbursement	(3.3)	0.2

Total	$16.0	$21.2

Related Party Affiliates — NCM LLC enters into digital content agreements and Fathom agreements with network affiliates for NCM LLC to provide in-theatre advertising and Fathom Events at theatre locations that are owned by companies that are affiliates of certain of the founding members or directors of NCM, Inc. Related party affiliate agreements are entered into at terms that are similar to those of the Company’s other network affiliates.

Following is a summary of the transactions between the Company and its related party affiliates (in millions):

Included in Advertising operating costs in the Condensed Statements of Income:

Related Party Affiliate	Quarter Ended June 28, 2012	Quarter Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011
Starplex (1)	$0.8	$0.7	$1.3	$1.1
Showplex (2)	0.1	—	0.2	—
Other (3)	0.1	—	0.2	0.1

Total	$1.0	$0.7	$1.7	$1.2

Included in Accounts payable in the Condensed Balance Sheets:

Related Party Affiliate	June 28, 2012	December 29, 2011
Starplex (1)	$0.8	$0.7
Showplex (2)	0.1	0.1
Other (3)	0.1	0.1

Total	$1.0	$0.9

(1)	Starplex Operating L.P. (“Starplex”) is an affiliate of Cinemark.
(2)	Showplex Cinemas, Inc. (“Showplex”) is an affiliate of one of NCM, Inc.’s directors.
(3)	Other affiliates include LA Live Cinemas LLC (“LA Live”), an affiliate of Regal and Texas Cinemas, Corp., an affiliate of one of NCM, Inc.’s directors.

4. BORROWINGS

The following summarizes NCM LLC’s total outstanding debt as of June 28, 2012 and December 29, 2011 and the significant terms of its borrowing arrangements:

	Outstanding Balance as of
Borrowings ($ in millions)	June 28, 2012	December 29, 2011	Maturity Date	Interest Rate
Revolver	$14.0	$44.0	April 27, 2017(a)	(b)
Term Loan	225.0	550.0	February 13, 2015	(b)
Senior Unsecured Notes	200.0	200.0	July 15, 2021	7.875%
Senior Secured Notes	400.0	—	April 15, 2022	6.000%

Total	$839.0	$794.0

(a)	A portion of the revolver has a maturity date of December 31, 2014, as described in further detail below.
(b)	The interest rates on the revolver and term loan are described below.

Senior Secured Credit Facility—NCM LLC’s senior secured credit facility consists of a $119.0 million revolving credit facility and a $225.0 million term loan. The obligations under the facility are secured by a lien on substantially all of the assets of NCM LLC.

Revolver—The revolving credit facility portion of the Company’s total borrowings is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the senior secured credit facility, and a portion is available for letters of credit.

NCM LLC’s total availability under the revolving credit facility is $119.0 million. The unused line fee is 0.50% per annum. Of the total available, $14.0 million outstanding principal of the revolving credit facility formerly held by Lehman Brothers Holdings, Inc. (“Lehman”) will not be repaid in connection with any future prepayments of revolver amounts, but rather Lehman’s share of the revolving credit facility will be paid in full by NCM LLC to the successor lenders, along with any accrued and unpaid fees and interest, on the revolving credit facility termination date of December 31, 2014. On April 27, 2012, the Company entered into an amendment to its senior secured credit facility (the “Amendment”) which resulted in the maturity of the remaining $105.0 million available under the revolver to be extended to April 27, 2017, subject to acceleration if the term loan under the credit facility is not repaid, refinanced or extended by December 31, 2014. The Amendment became effective upon the completion of the private placement of the Senior Secured Notes (defined and discussed below) on April 27, 2012.

Borrowings under the revolver bear interest at the Company’s option of either the LIBOR index plus an applicable margin or the base rate (Prime Rate or the Federal Funds Effective Rate, as defined in the senior secured credit facility) plus an applicable margin. The applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement). In connection with the Amendment, the applicable margins on the $105.0 million portion of the revolver increased by 75 basis points based upon the then current senior secured leverage ratio to the LIBOR index plus 2.25% or the base rate plus 1.25%. The margin on the $14.0 million portion of the revolver remained unchanged at the LIBOR index plus 1.50% or the base rate plus 0.50%. The weighted-average interest rate on the outstanding balance on the revolver as of June 28, 2012 was 1.74%.

Term Loan— The term loan bears interest at the Company’s option of either the LIBOR index plus 1.50% or the base rate (Prime Rate or the Federal Funds Effective Rate, as defined in the senior secured credit facility) plus 0.50%. The interest rate on the term loan was lowered from the LIBOR index plus 1.75% and the base rate plus 0.75% in the first quarter of 2011 due to an upgrade in the corporate credit rating by the credit agencies specified in the facility. The weighted-average interest rate on the term loan as of June 28, 2012 was 1.97% without giving effect to the interest rate swaps. As of June 28, 2012, interest rate swaps resulted in the entire $225.0 million term loan having a fixed annual interest rate of 6.484%(both those accounted for as hedges and those that are not). Interest payments are made quarterly. See Note 7- Derivative Instruments and Hedging Activities for further discussion of the interest rate swaps. In connection with the Amendment and the private placement of $400.0 million of Senior Secured Notes (defined below) on April 27, 2012, the Company paid down its term loan by $325.0 million, reducing the balance from $550.0 million to $225.0 million. During the quarter ended June 28, 2012, the Company recorded a non-cash charge of $2.5 million for the write-off of net deferred issuance costs associated with the payment on the term loan.

The senior secured credit facility contains a number of covenants and financial ratio requirements, with which the Company was in compliance at June 28, 2012, including maintaining a consolidated net senior secured leverage ratio of 6.5 times on a quarterly basis. In addition, there are no borrower distribution restrictions as long as the Company’s consolidated net senior secured leverage ratio is below 6.5 times and the Company is in compliance with its debt covenants. As of June 28, 2012, the Company’s consolidated net senior secured leverage ratio was 2.9 times (versus the covenant of 6.5 times).

Senior Unsecured Notes due 2021—On July 5, 2011, NCM LLC completed a private placement of $200.0 million in aggregate principal amount of 7.875% Senior Unsecured Notes (“Senior Unsecured Notes”). The Senior Unsecured Notes have a maturity date of July 15, 2021 and pay interest semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2012. The notes are subordinated to all existing and future secured debt, including indebtedness under the Company’s existing senior secured credit facility and the Senior Secured Notes defined below. The Senior Unsecured Notes contain certain covenants with which the Company was in compliance as of June 28, 2012.

Senior Secured Notes due 2022—On April 27, 2012, NCM LLC completed a private placement of $400.0 million in aggregate principal amount of 6.00% Senior Secured Notes (the “Senior Secured Notes”). The Senior Secured Notes have a maturity date of April 15, 2022 and pay interest semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2012. The Senior Secured Notes are senior secured obligations of NCM LLC, rank the same as

NCM LLC’s senior secured credit facility, subject to certain exceptions, and share in the same collateral that secures NCM LLC’s obligations under the senior secured credit facility. The Senior Secured Notes contain certain covenants with which the Company was in compliance as of June 28, 2012.

5. COMMITMENTS AND CONTINGENCIES

Legal Actions— The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material effect on its financial position, results of operations or cash flows.

Minimum Revenue Guarantees— As part of the network affiliate agreements entered into in the ordinary course of business under which the Company sells advertising for display in various network affiliate theatre chains, the Company has agreed to certain minimum revenue guarantees on a per attendee basis. If a network affiliate achieves the attendance set forth in their respective agreement, the Company has guaranteed minimum revenue for the network affiliate per attendee if such amount paid under the revenue share arrangement is less than its guaranteed amount. The amount and term varies for each network affiliate, but terms range from three to 20 years, prior to any renewal periods of which some are at the option of the Company. The maximum potential amount of future payments the Company could be required to make pursuant to the minimum revenue guarantees is $31.4 million over the remaining terms of the network affiliate agreements. As of June 28, 2012 and December 29, 2011, the Company had no liabilities recorded for these obligations as such guarantees are less than the expected share of revenue paid to the affiliate.

6. FAIR VALUE MEASUREMENT

Fair Value Measurements— Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Fair Value of Financial Instruments—The carrying amount of the revolving credit facility is considered a reasonable estimate of fair value due to its floating-rate terms.

The estimated fair values of the Company’s financial instruments where carrying values do not approximate fair value are as follows:

	As of June 28, 2012		As of December 29, 2011
($ in millions)	Carrying Value	Fair Value (1)	Carrying Value	Fair Value (1)
Term Loan	$225.0	$225.0	$550.0	$530.6
Senior Unsecured Notes	200.0	212.0	200.0	198.4
Senior Secured Notes	400.0	408.0	—	—

(1)	The Company has estimated the fair value on an average of at least two non-binding broker quotes and the Company’s analysis. If the Company were to measure the borrowings in the above table at fair value on the balance sheet they would be classified as Level 2.

During the fourth quarter of 2011 and first quarter of 2012, the Company received equity securities in a privately held company as consideration for an advertising contract, which the Company accounted for as a cost method investment. The fair value of the investment has not been estimated as of June 28, 2012 or December 29, 2011 as there were no identified events or changes in circumstances that had a significant adverse effect on the fair value of the investment and it is not practicable to do so because the equity securities are not in a publicly traded company. The carrying amount of the Company’s investment was $0.8 million and $0.2 million as of June 28, 2012 and December 29, 2011, respectively.

Recurring Measurements—The fair values of the Company’s assets and liabilities measured on a recurring basis pursuant to ASC 820-10 Fair Value Measurements and Disclosures are as follows (in millions):

		Fair Value Measurements at Reporting Date Using
	As of June 28, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS:
Cash equivalents (1)	$0.2	$0.2	$—	$—

Total assets	$0.2	$0.2	$—	$—

LIABILITIES:
Current portion of interest rate swap agreements (2)	$10.2	$—	$10.2	$—
Interest rate swap agreements (2)	16.0	—	16.0	—

Total liabilities	$26.2	$—	$26.2	$—

		Fair Value Measurements at Reporting Date Using
	As of December 29,2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
LIABILITIES:
Current portion of interest rate swap agreements (2)	$24.0	$—	$24.0	$—
Interest rate swap agreements (2)	46.8	—	46.8	—

Total liabilities	$70.8	$—	$70.8	$—

(1)	Cash Equivalents—The Company’s cash equivalents are carried at estimated fair value.
(2)	Interest Rate Swap Agreements—The carrying amount and fair value of the interest rate swap agreements are equivalent since the Company accounts for these instruments at fair value. Refer to Note 7-Derivative Instruments and Hedging Activities.

7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of June 28, 2012 and December 29, 2011, the estimated fair value and line item caption of derivative instruments recorded were as follows (in millions):

		Fair Value of Derivative Liability as of
	Balance Sheet Location	June 28, 2012	December 29, 2011
Derivatives designated as hedging instruments in cash flow hedges:
Current portion of interest rate swap agreements	Current Liabilities	$5.1	$18.0
Interest rate swap agreements	Other Liabilities	8.0	35.1
Derivatives not designated as hedging instruments:
Current portion of interest rate swap agreements	Current Liabilities	5.1	6.0
Interest rate swap agreements	Other Liabilities	8.0	11.7

Total derivatives		$26.2	$70.8

NCM LLC has interest rate swap agreements with four counterparties that, at their inception, qualified for and were designated as cash flow hedges against interest rate exposure on the $225.0 million of currently outstanding debt obligations under the senior secured credit facility. The interest rate swap agreements have the effect of converting the Company’s variable rate term loan to a fixed rate of 6.484% and the term of the swaps coincides with the term loan maturity date of February 13, 2015.

On April 27, 2012, the Company amended its existing interest rate swap agreements terminating a notional amount of $325.0 million (the aggregate amount of the term loan prepayment) such that 100% of the Company’s interest rate exposure relating to the remaining $225.0 million term loan debt balance remains hedged at 6.484%. Since the forecasted transactions, or quarterly interest payments, on the $325.0 million term loan prepayment are no longer probable of occurring, the Company discontinued cash flow hedge accounting on those swaps and reclassified the corresponding outstanding balance in Accumulated Other Comprehensive Income (“AOCI”) related to those interest rate swaps into earnings. For the quarter and six months ended June 28, 2012, the Company recorded a loss in its Condensed Statements of Income of approximately $26.7 million related to the partial swap terminations.

The swaps were terminated ratably among the four counterparties, however, the Company’s cash flow hedge accounting designation for each swap was pegged to varying balances of the underlying term loan. If after the partial swap terminations, an interest rate swap remained outstanding and the underlying term loan designated for cash flow hedge accounting was paid down, cash flow hedge accounting was discontinued because the underlying debt instrument is no longer outstanding and the interest payments are no longer probable of occurring. Any future changes to the fair value of these interest rate swaps will be recorded as a change in derivative fair value in the Condensed Statements of Income.

The Company also discontinued cash flow hedge accounting for swaps in which the Company partially terminated its swap with the counterparty, however, the corresponding term loan associated with those swaps remained outstanding. In accordance with ASC 815 Derivatives and Hedging, the net derivative loss related to the discontinued cash flow hedges shall continue to be reported in AOCI unless it is not probable that the forecasted transaction will occur by the end of the originally specified time period. As of April 27, 2012, there was approximately $13.9 million outstanding related to these discontinued cash flow hedges which continues to be reported in AOCI, as the underlying debt transactions remain probable of occurring, and will be amortized in the Condensed Statements of Income over the remaining term or February 13, 2015. The Company estimates approximately $5.1 million will be amortized to change in derivative fair value in the Condensed Statements of Income in the next 12 months.

During the periods presented, the Company also recorded changes in the fair value and amortization of AOCI related to an interest rate swap in which the Company discontinued cash flow hedge accounting in 2008 due to the bankruptcy of its counterparty. In connection with the swap terminations in April 2012, the entire balance of this swap was terminated and the remaining balance in AOCI was reclassified into earnings during the second quarter of 2012.

For the interest rate swaps that were partially terminated and still have remaining amounts outstanding under the interest rate swap agreements and the underlying term loan remains outstanding, the Company has continued to elect cash flow hedge accounting. Since the instruments were determined to be effective at June 28, 2012 and December 29, 2011, changes to the fair value of the interest rate swaps were recorded within Other Comprehensive Income. There were no amounts reclassified into current earnings due to ineffectiveness during the periods presented other than as described herein.

The effect of derivative instruments with cash flow hedge accounting on the condensed financial statements for the quarters ended June 28, 2012 and June 30, 2011 and six months ended June 28, 2012 and June 30, 2011 were as follows (in millions):

	Unrealized Gain (Loss) Recognized in NCM LLC’s Other Comprehensive Income (Pre-tax)				Realized Loss Recognized in Interest on Borrowings (Pre-tax)
	Quarters Ended		Six Months Ended		Quarters Ended		Six Months Ended
	June 28, 2012	June 30, 2011	June 28, 2012	June 30, 2011	June 28, 2012	June 30, 2011	June 28, 2012	June 30, 2011
Interest Rate Swaps	$26.0	$(9.6)	$23.8	$(9.6)	$(2.4)	$(4.9)	$(7.0)	$(9.8)

The effect of derivatives not designated as hedging instruments under ASC 815 on the condensed financial statements for the quarters ended June 28, 2012 and June 30, 2011 and six months ended June 28, 2012 and June 30, 2011 were as follows (in millions):

		Gain (Loss) Recognized in Non-Operating Expenses (Pre-tax)
Derivative Instruments not		Quarters Ended		Six Months Ended
Designated as Hedging Instruments	Income Statement Location	June 28, 2012	June 30, 2011	June 28, 2012	June 30, 2011
Realized loss on derivative instruments	Interest on borrowings	$(1.4)	$(1.6)	$(3.0)	$(3.2)
Gain (loss) from change in fair value on cash flow hedges	Change in derivative fair value	0.8	(1.7)	1.5	(0.2)
Amortization of AOCI on discontinued cash flow hedges	Change in derivative fair value	(0.8)	(0.3)	(1.1)	(0.6)

Total		$(1.4)	$(3.6)	$(2.6)	$(4.0)

8. SEGMENT REPORTING

Advertising revenue accounted for 92.0%, 86.5%, 88.6% and 85.3% of revenue for the quarters ended June 28, 2012 and June 30, 2011, and the six months ended June 28, 2012 and June 30, 2011, respectively. The following table presents revenue less directly identifiable expenses to arrive at operating income net of direct expenses for the advertising reportable segment, the combined Fathom Events operating segments, and network, administrative and unallocated costs.

	Quarter Ended June 28, 2012 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$101.3	$8.8	$—	$110.1
Operating costs	24.2	6.5	5.0	35.7
Selling and marketing costs	13.9	1.0	0.6	15.5
Administrative and other costs	1.1	0.2	7.3	8.6
Depreciation and amortization	—	—	5.0	5.0

Operating income (loss)	$62.1	$1.1	$(17.9)	$45.3

	Quarter Ended June 30, 2011 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$98.6	$15.4	$—	$114.0
Operating costs	20.7	10.7	4.6	36.0
Selling and marketing costs	12.2	2.0	0.7	14.9
Administrative and other costs	0.3	0.2	8.1	8.6
Depreciation and amortization	—	—	4.3	4.3

Operating income (loss)	$65.4	$2.5	$(17.7)	$50.2

	Six Months Ended June 28, 2012 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$167.6	$21.6	$—	$189.2
Operating costs	44.7	15.5	9.7	69.9
Selling and marketing costs	25.8	2.8	1.4	30.0
Administrative and other costs	1.4	0.4	15.3	17.1
Depreciation and amortization	—	—	9.9	9.9

Operating income (loss)	$95.7	$2.9	$(36.3)	$62.3

	Six Months Ended June 30, 2011 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$157.7	$27.1	$—	$184.8
Operating costs	36.3	18.3	9.2	63.8
Selling and marketing costs	23.8	4.1	1.6	29.5
Administrative and other costs	0.6	0.4	16.4	17.4
Depreciation and amortization	—	—	8.9	8.9

Operating income (loss)	$97.0	$4.3	$(36.1)	$65.2

The following is a summary of revenues by category (in millions):

	Quarter Ended June 28, 2012	Quarter Ended June 30, 2011	Six Months Ended June 28, 2012	Six Months Ended June 30, 2011
National advertising revenue	$71.9	$67.7	$117.5	$106.0
Founding member advertising revenue from beverage concessionaire agreements	10.1	10.7	19.9	18.9
Local advertising revenue	19.3	20.2	30.2	32.8
Fathom Consumer revenue	8.5	12.1	18.1	20.0
Fathom Business revenue	0.3	3.3	3.5	7.1

Total revenue	$110.1	$114.0	$189.2	$184.8

National CineMedia, LLC

PROSPECTUS

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

National CineMedia, LLC (the “registrant”) is a limited liability company organized under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act (the “DLLC Act”) provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to the standards and restrictions, if any, set forth in its limited liability company agreement.

Section 4.15 of the registrant’s third amended and restated limited liability company operating agreement, as amended (the “Operating Agreement”), provides that, to the fullest extent permitted by the DLLC Act, the registrant shall indemnify its members, managers, and officers from and against all costs of defense (including reasonable fees), judgments, fines, and amounts paid in settlement suffered by a member, manager, or officer because such person was made party to an action because the member or manager is or was a manager or an officer of the registrant or an officer, director, partner, or manager of another entity at the registrant’s request, and make advances for expenses to such member, manager, and officers with respect to such matters to the maximum extent permitted applicable law.

Section 18-1101 of the DLLC Act provides that a limited liability company agreement may expand, restrict, or eliminate a manager or other person’s duties to the company or another person; however, a limited liability company agreement may not eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Section 4.14 of the Operating Agreement provides that no manager, member or officer of the registrant or any of their respective subsidiaries or affiliates shall be liable to the registrant or any member for actions or omissions in connection with the conduct of affairs of the registrant or otherwise incurred in connection with the registrant or the Operating Agreement, in each case unless such act or omission was the result of gross negligence or willful misconduct or constitutes a breach of, or a failure to comply with, any agreement between such person and the registrant or its subsidiaries and affiliates.

The registrant does not have executive officers or directors. Instead, the registrant is managed by the board of directors of its manager, National CineMedia, Inc. (the “manager”), and the executive officers of the manager perform all of the registrant’s management functions pursuant to the Operating Agreement and the management services agreement between the registrant and the manager.

Section 102 of the Delaware General Corporation Law (the “DGCL”) grants the manager the power to limit the personal liability of its directors or its stockholders for monetary damages for breach of a fiduciary duty. Article Sixth of the manager’s Amended and Restated Certificate of Incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends); or for transactions from which the director derived improper personal benefit.

Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against certain costs and expenses, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VI of the manager’s Amended and Restated Bylaws requires the manager to indemnify any current or former directors or officers to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to the manager of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. Article VI also permits the manager to indemnify any current or former employees or agents to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon such terms and conditions, if any, as the manager deems appropriate.

Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. As permitted by Section 145 and Section 6.08 of the manager’s Amended and Restated Bylaws, along with Section 4.15 of the Operating Agreement, the manager carries insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

The manager has entered into separate indemnification agreements with each of its directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require the manager, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require the manager to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of the Operating Agreement or the manager’s Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit	Reference	Description

3.1	(35)	Amended and Restated Certificate of Incorporation of National CineMedia, Inc.

3.2	(1)	Amended and Restated Bylaws of National CineMedia, Inc.

3.3	(37)	Certificate of Formation of National CineMedia, LLC

4.1	(36)	Indenture, dated as of July 5, 2011, by and between National CineMedia, LLC and Wells Fargo Bank, National Association, as trustee.

4.2	(36)	Form of 7.875% Senior Notes due 2021 (included in Exhibit 4.1).

4.3	(36)	Registration Rights Agreement, dated as of July 5, 2011, by and between National CineMedia, LLC and J.P. Morgan Securities LLC, as representative of the Initial Purchasers named therein.

4.4	(44)	Indenture, dated as of April 27, 2012, by and between National CineMedia, LLC and Wells Fargo Bank, National Association, as trustee.

4.5	(44)	Form of 6.00% Senior Secured Notes due 2022 (included in Exhibit 4.4).

4.6	(45)	Registration Rights Agreement, dated as of April 27, 2012, by and between National CineMedia, LLC and Barclays Capital Inc., as representative of the Initial Purchasers named therein.

5.1	*	Opinion of Bryan Cave LLP.

10.1	(2)	National CineMedia, LLC Third Amended and Restated Limited Liability Company Operating Agreement dated as of February 13, 2007, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc.

10.1.1	(21)	First Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of March 16, 2009, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc.

Exhibit	Reference	Description

10.1.2	(26)	Second Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of August 6, 2010, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc.

10.2	(2)	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.2.1	(17)	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.2.2	(27)	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.2.3	(41)	Third Amendment to Exhibitor Services Agreement dated as of April 17, 2012, by and between National CineMedia, LLC and American Multi-Cinema, Inc.

10.3	(2)	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.3.1	(18)	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.3.2	(28)	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.3.3	(42)	Third Amendment to Exhibitor Services Agreement dated as of April 17, 2012, by and between National CineMedia, LLC and Cinemark USA, Inc.

10.4	(2)	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.4.1	(19)	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.4.2	(29)	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.4.3	(43)	Third Amendment to Exhibitor Services Agreement dated as of April 17, 2012, by and between National CineMedia, LLC and Regal Cinemas, Inc.

10.5	(2)	ESA Payment Letter dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Cinemark USA, Inc. and Regal Cinemas, Inc.

10.6	(2)	Common Unit Adjustment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, American Multi-Cinema, Inc., Cinemark Media, Inc, Regal Cinemas, Inc. and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

Exhibit	Reference	Description

10.7	(2)	Tax Receivable Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, Cinemark Media, Inc., Regal Cinemas, Inc., American Multi-Cinema, Inc. and Cinemark USA, Inc.

10.7.1	(16)	Second Amendment to Tax Receivable Agreement dated as of April 29, 2008, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, Cinemark Media, Inc., Regal Cinemas, Inc., American Multi-Cinema, Inc. and Cinemark USA, Inc.

10.8	(2)	First Amended and Restated Loews Screen Integration Agreement by and between National CineMedia, LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.9	(2)	Second Amended and Restated Software License Agreement dated as of February 13, 2007, by and among American Multi-Cinema, Inc., Regal CineMedia Corporation, Cinemark USA, Inc., Digital Cinema Implementation Partners, LLC and National CineMedia, LLC.

10.10	(2)	Director Designation Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Cinemark Media, Inc. and Regal CineMedia Holdings, LLC.

10.11	(2)	Registration Rights Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Regal CineMedia Holdings, LLC and Cinemark Media, Inc.

10.12	(2)	Management Services Agreement dated as of February 13, 2007, by and among National CineMedia, Inc. and National CineMedia, LLC.

10.13	(2)	$805,000,000 Credit Agreement dated as of February 13, 2007, by and among National CineMedia, LLC, as borrower; the Lenders (as defined therein; Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as arrangers; JPMorgan Chase Bank, N.A., as syndication agent; Credit Suisse (USA) LLC and Morgan Stanley Senior Funding, Inc., as co-documentation agents; and Lehman Commercial Paper Inc., as administrative agent (including forms of Term Note, Revolving Credit Note and Swing Line Note).

10.13.1	(24)	Amendment, Resignation, Waiver, Consent And Appointment Agreement dated as of March 31, 2010 by and among National CineMedia, LLC, as borrower; the Lenders (as defined therein; Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as arrangers; JPMorgan Chase Bank, N.A., as syndication agent; Credit Suisse (USA) LLC and Morgan Stanley Senior Funding, Inc., as co-documentation agents; Lehman Commercial Paper Inc., as administrative agent (including forms of Term Note, Revolving Credit Note and Swing Line Note); and Barclays Bank PLC as successor administrative agent.

10.13.2	(38)	Second Amendment to Credit Agreement dated June 20, 2011, by and among National CineMedia, LLC, Barclays Bank PLC, as administrative agent the Lenders party thereto.

10.13.2	(46)	Amendment No. 3, dated as of April 27, 2012, to Credit Agreement by and among National CineMedia, LLC, Barclays Bank PLC, as administrative agent, and the Lenders party thereto.

10.14	(2)	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Kurt C. Hall. +

10.14.1	(20)	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Kurt C. Hall. +

10.15	(2)	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Clifford E. Marks. +

10.15.1	(20)	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Clifford E. Marks. +

Exhibit	Reference	Description

10.16	(2)	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Gary W. Ferrera. +

10.16.1	(20)	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Gary W. Ferrera. +

10.17	(23)	Separation Agreement and Release and Consulting Agreement dated as of December 2, 2009 by and among National CineMedia, Inc., National CineMedia, LLC and Thomas C. Galley. +

10.18	(2)	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Ralph E. Hardy. +

10.18.1	(20)	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Ralph E. Hardy. +

10.19	(34)	National CineMedia, Inc. 2007 Equity Incentive Plan, as amended. +

10.20	(3)	Form of Option Substitution Award. +

10.21	(4)	Form of Restricted Stock Substitution Award. +

10.22	(5)	Form of Stock Option Agreement. +

10.22.1	(20)	Form of 2009 Stock Option Agreement. +

10.22.2	(31)	Form of 2010 Stock Option Agreement. +

10.22.3	(32)	Form of 2011 Stock Option Agreement. +

10.22.4	(40)	Form of 2012 Stock Option Agreement. +

10.23	(6)	Form of Restricted Stock Agreement. +

10.23.1	(20)	Form of 2009 Restricted Stock Agreement. +

10.23.2	(31)	Form of 2010 Restricted Stock Agreement. +

10.23.3	(32)	Form of 2011 Restricted Stock Agreement. +

10.23.4	(40)	Form of 2012 Restricted Stock Agreement. +

10.23.5	(40)	Form of 2012-2 Restricted Stock Agreement. +

10.24	(7)	Confirmation of Swap, dated as of June 12, 2007, between National CineMedia, LLC and Morgan Stanley Capital Services Inc.

10.25	(8)	ISDA Master Agreement dated as of March 2, 2007, between National CineMedia, LLC and Morgan Stanley Capital Services and Schedule.

10.26	(9)	National CineMedia, Inc. Executive Officer 2007 Performance Bonus Plan +

10.27	(10)	Confirmation of Swap, dated as of July 25, 2007, between National CineMedia, LLC and Credit Suisse International.

10.28	(11)	ISDA Master Agreement dated as of March 2, 2007, between National CineMedia, LLC and Credit Suisse International and Schedule.

10.29	(12)	Confirmation of Swap, dated as of August 6, 2007, between National CineMedia, LLC and JPMorgan Chase Bank, N.A.

10.30	(13)	ISDA Master Agreement dated as of August 6, 2007, between National CineMedia, LLC and JPMorgan Chase Bank, N.A.

10.32	(14)	ISDA Master Agreement dated as of September 14, 2007, between National CineMedia, LLC and Lehman Brothers Special Financing, Inc.

10.34	(20)	Form of Restricted Stock Unit Agreement. +

10.35	(22)	National CineMedia, Inc. 2009 Performance Bonus Plan +

10.36	(31)	ISDA Novation Agreement dated as of February 4, 2010, between National CineMedia, LLC, Lehman Brothers Special Financing Inc. and Barclays Bank PLC.

10.37	(31)	Confirmation of Swap, dated as of February 16, 2010, between National CineMedia, LLC and Barclays Bank PLC.

10.38	(25)	ISDA Master Agreement dated as of February 4, 2010 between National CineMedia, LLC and Barclays Bank PLC.

10.39	(30)	National CineMedia, Inc. 2010 Performance Bonus Plan. +

10.40	(33)	National CineMedia, Inc. 2011 Performance Bonus Plan. +

Exhibit	Reference	Description

10.41	(39)	Employment Agreement dated as of August 24, 2011, by and among National CineMedia, Inc., National CineMedia, LLC and Earl B. Weihe. +

10.42	(47)	Confirmation of Partial Termination of Swap, dated May 21, 2012, between National CineMedia, LLC and Morgan Stanley Capital Services LLC.

10.43	(48)	Confirmation of Partial Termination of Swap, dated May 22, 2012, between National CineMedia, LLC and Credit Suisse International.

10.44	(49)	Confirmation of Partial Termination of Swap, dated May 31, 2012, between National CineMedia, LLC and JPMorgan Chase Bank, N.A.

10.45	(50)	Confirmation of Partial Termination of Swap, dated May 31, 2012, between National CineMedia, LLC and Barclays Bank PLC.

12.1	*	Computation of ratio of earnings to fixed charges.

23.1	*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of Bryan Cave LLP (included in Exhibit 5.1).

24.1	*	Powers of Attorney.

25.1	*	Form T-1 Statement of Eligibility of Trustee.

99.1	*	Form of Letter of Transmittal.

99.2	*	Form of Notice of Guaranteed Delivery.

99.3	*	Form of Notice to Investors.

99.4	*	Form of Notice to Brokers-Dealers.

101.INS	**	XBRL Instance Document

101.SCH	**	XBRL Taxonomy Extension Schema Document

101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	**	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	These interactive data files shall not be deemed filed for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under those sections.
+	Management contract.
(1)	Incorporated by reference to Exhibit 4.2 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(2)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.
(3)	Incorporated by reference to Exhibit 4.4 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(4)	Incorporated by reference to Exhibit 4.5 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(5)	Incorporated by reference to Exhibit 4.6 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(6)	Incorporated by reference to Exhibit 4.7 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(7)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 10, 2007.
(8)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 10, 2007.
(9)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 30, 2007.
(10)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(11)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.

(12)	Incorporated by reference to Exhibit 10.3 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(13)	Incorporated by reference to Exhibit 10.4 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(14)	Incorporated by reference to Exhibit 10.6 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(15)	Incorporated by reference to Appendix B from NCM, Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 28, 2008.
(16)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 5, 2008.
(17)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(18)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(19)	Incorporated by reference to Exhibit 10.3 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(20)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on March 6, 2009.
(21)	Incorporated by reference to Exhibit 10.1.1 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 7, 2009.
(22)	Incorporated by reference to Appendix A from NCM, Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 19, 2009.
(23)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on December 21, 2009.
(24)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on April 6, 2010.
(25)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on April 14, 2010.
(26)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 10, 2010.
(27)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(28)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(29)	Incorporated by reference to Exhibit 10.3 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(30)	Incorporated by reference to Appendix A from NCM, Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 18, 2010.
(31)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on March 9, 2010.
(32)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on February 25, 2011.
(33)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 2, 2011.
(34)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 2, 2011.
(35)	Incorporated by reference to Exhibit 3.1 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on May 6, 2011.
(36)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on July 7, 2011.
(37)	Incorporated by reference to Exhibits of the same number from the Registrant’s Registration Statement on Form S-4 (File No. 333-176056) filed August 4, 2011.
(38)	Incorporated by reference to Exhibit 10.4 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 4, 2011.
(39)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 26, 2011.

(40)	Incorporated by reference to Exhibits of the same number from the Registrant’s Annual Report on Form 10-K filed on March 21, 2012.
(41)	Incorporated by reference to Exhibit 10.1 from the Registrant’s Current Report on Form 8-K filed on April 18, 2012.
(42)	Incorporated by reference to Exhibit 10.2 from the Registrant’s Current Report on Form 8-K filed on April 18, 2012.
(43)	Incorporated by reference to Exhibit 10.3 from the Registrant’s Current Report on Form 8-K filed on April 18, 2012.
(44)	Incorporated by reference to Exhibit 4.1 from the Registrant’s Current Report on Form 8-K filed on April 27, 2012.
(45)	Incorporated by reference to Exhibit 4.3 from the Registrant’s Current Report on Form 8-K filed on April 27, 2012.
(46)	Incorporated by reference to Exhibit 10.1 from the Registrant’s Current Report on Form 8-K filed on April 27, 2012.
(47)	Incorporated by reference to Exhibit 10.7 from Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2012.
(48)	Incorporated by reference to Exhibit 10.8 from Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2012.
(49)	Incorporated by reference to Exhibit 10.9 from Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2012.
(50)	Incorporated by reference to Exhibit 10.10 from Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2012.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law, contract, arrangement, statute, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against such registrant by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Centennial, State of Colorado, on the 2nd day of October, 2012.

NATIONAL CINEMEDIA, LLC

By:	National CineMedia, Inc. its Manager

By:	*
Kurt C. Hall President, Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on the 2nd day of October, 2012.

Name	Title

* Kurt C. Hall	President, Chief Executive Officer and Chairman (Principal Executive Officer)

* Gary W. Ferrera	Chief Financial Officer (Principal Accounting and Financial Officer)

* Lawrence A. Goodman	Director

* David R. Haas	Director

* James R. Holland, Jr.	Director

* Stephen L. Lanning	Director

* Gerardo I. Lopez	Director

* Edward H. Meyer	Director

Name	Title

* Amy E. Miles	Director

* Lee Roy Mitchell	Director

* Scott N. Schneider	Director

*By:	/s/ Ralph E. Hardy Ralph E. Hardy	Attorney-in-fact

EXHIBIT INDEX

Exhibit	Reference	Description

3.1	(35)	Amended and Restated Certificate of Incorporation of National CineMedia, Inc.

3.2	(1)	Amended and Restated Bylaws of National CineMedia, Inc.

3.3	(37)	Certificate of Formation of National CineMedia, LLC

4.1	(36)	Indenture, dated as of July 5, 2011, by and between National CineMedia, LLC and Wells Fargo Bank, National Association, as trustee.

4.2	(36)	Form of 7.875% Senior Notes due 2021 (included in Exhibit 4.1).

4.3	(36)	Registration Rights Agreement, dated as of July 5, 2011, by and between National CineMedia, LLC and J.P. Morgan Securities LLC, as representative of the Initial Purchasers named therein.

4.4	(44)	Indenture, dated as of April 27, 2012, by and between National CineMedia, LLC and Wells Fargo Bank, National Association, as trustee.

4.5	(44)	Form of 6.00% Senior Secured Notes due 2022 (included in Exhibit 4.4).

4.6	(45)	Registration Rights Agreement, dated as of April 27, 2012, by and between National CineMedia, LLC and Barclays Capital Inc., as representative of the Initial Purchasers named therein.

5.1	*	Opinion of Bryan Cave LLP.

10.1	(2)	National CineMedia, LLC Third Amended and Restated Limited Liability Company Operating Agreement dated as of February 13, 2007, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc.

10.1.1	(21)	First Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of March 16, 2009, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc.

10.1.2	(26)	Second Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of August 6, 2010, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc.

10.2	(2)	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.2.1	(17)	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.2.2	(27)	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.2.3	(41)	Third Amendment to Exhibitor Services Agreement dated as of April 17, 2012, by and between National CineMedia, LLC and American Multi-Cinema, Inc.

10.3	(2)	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.3.1	(18)	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.3.2	(28)	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

Exhibit	Reference	Description

10.3.3	(42)	Third Amendment to Exhibitor Services Agreement dated as of April 17, 2012, by and between National CineMedia, LLC and Cinemark USA, Inc.

10.4	(2)	Exhibitor Services Agreement dated as of February 13, 2007, by and between National CineMedia, Inc. and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.4.1	(19)	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia LLC and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.4.2	(29)	Second Amendment to Exhibitor Services Agreement dated as of October 1, 2010, by and between National CineMedia, LLC and Regal Cinemas, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.4.3	(43)	Third Amendment to Exhibitor Services Agreement dated as of April 17, 2012, by and between National CineMedia, LLC and Regal Cinemas, Inc.

10.5	(2)	ESA Payment Letter dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Cinemark USA, Inc. and Regal Cinemas, Inc.

10.6	(2)	Common Unit Adjustment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, American Multi-Cinema, Inc., Cinemark Media, Inc, Regal Cinemas, Inc. and Cinemark USA, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.7	(2)	Tax Receivable Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, Cinemark Media, Inc., Regal Cinemas, Inc., American Multi-Cinema, Inc. and Cinemark USA, Inc.

10.7.1	(16)	Second Amendment to Tax Receivable Agreement dated as of April 29, 2008, by and among National CineMedia, Inc., National CineMedia, LLC, Regal CineMedia Holdings, LLC, Cinemark Media, Inc., Regal Cinemas, Inc., American Multi-Cinema, Inc. and Cinemark USA, Inc.

10.8	(2)	First Amended and Restated Loews Screen Integration Agreement by and between National CineMedia, LLC and American Multi-Cinema, Inc. (Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the Commission.)

10.9	(2)	Second Amended and Restated Software License Agreement dated as of February 13, 2007, by and among American Multi-Cinema, Inc., Regal CineMedia Corporation, Cinemark USA, Inc., Digital Cinema Implementation Partners, LLC and National CineMedia, LLC.

10.10	(2)	Director Designation Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Cinemark Media, Inc. and Regal CineMedia Holdings, LLC.

10.11	(2)	Registration Rights Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., American Multi-Cinema, Inc., Regal CineMedia Holdings, LLC and Cinemark Media, Inc.

10.12	(2)	Management Services Agreement dated as of February 13, 2007, by and among National CineMedia, Inc. and National CineMedia, LLC.

10.13	(2)	$805,000,000 Credit Agreement dated as of February 13, 2007, by and among National CineMedia, LLC, as borrower; the Lenders (as defined therein; Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as arrangers; JPMorgan Chase Bank, N.A., as syndication agent; Credit Suisse (USA) LLC and Morgan Stanley Senior Funding, Inc., as co-documentation agents; and Lehman Commercial Paper Inc., as administrative agent (including forms of Term Note, Revolving Credit Note and Swing Line Note).

Exhibit	Reference	Description

10.13.1	(24)	Amendment, Resignation, Waiver, Consent And Appointment Agreement dated as of March 31, 2010 by and among National CineMedia, LLC, as borrower; the Lenders (as defined therein; Lehman Brothers Inc. and J.P. Morgan Securities, Inc., as arrangers; JPMorgan Chase Bank, N.A., as syndication agent; Credit Suisse (USA) LLC and Morgan Stanley Senior Funding, Inc., as co-documentation agents; Lehman Commercial Paper Inc., as administrative agent (including forms of Term Note, Revolving Credit Note and Swing Line Note); and Barclays Bank PLC as successor administrative agent.

10.13.2	(38)	Second Amendment to Credit Agreement dated June 20, 2011, by and among National CineMedia, LLC, Barclays Bank PLC, as administrative agent the Lenders party thereto.

10.13.2	(46)	Amendment No. 3, dated as of April 27, 2012, to Credit Agreement by and among National CineMedia, LLC, Barclays Bank PLC, as administrative agent, and the Lenders party thereto.

10.14	(2)	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Kurt C. Hall. +

10.14.1	(20)	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Kurt C. Hall. +

10.15	(2)	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Clifford E. Marks. +

10.15.1	(20)	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Clifford E. Marks. +

10.16	(2)	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Gary W. Ferrera. +

10.16.1	(20)	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Gary W. Ferrera. +

10.17	(23)	Separation Agreement and Release and Consulting Agreement dated as of December 2, 2009 by and among National CineMedia, Inc., National CineMedia, LLC and Thomas C. Galley. +

10.18	(2)	Employment Agreement dated as of February 13, 2007, by and among National CineMedia, Inc., National CineMedia, LLC and Ralph E. Hardy. +

10.18.1	(20)	First Amendment to Employment Agreement effective as of January 1, 2009, by and among National CineMedia, Inc., National CineMedia, LLC and Ralph E. Hardy. +

10.19	(34)	National CineMedia, Inc. 2007 Equity Incentive Plan, as amended. +

10.20	(3)	Form of Option Substitution Award. +

10.21	(4)	Form of Restricted Stock Substitution Award. +

10.22	(5)	Form of Stock Option Agreement. +

10.22.1	(20)	Form of 2009 Stock Option Agreement. +

10.22.2	(31)	Form of 2010 Stock Option Agreement. +

10.22.3	(32)	Form of 2011 Stock Option Agreement. +

10.22.4	(40)	Form of 2012 Stock Option Agreement. +

10.23	(6)	Form of Restricted Stock Agreement. +

10.23.1	(20)	Form of 2009 Restricted Stock Agreement. +

10.23.2	(31)	Form of 2010 Restricted Stock Agreement. +

10.23.3	(32)	Form of 2011 Restricted Stock Agreement. +

10.23.4	(40)	Form of 2012 Restricted Stock Agreement. +

10.23.5	(40)	Form of 2012-2 Restricted Stock Agreement. +

Exhibit	Reference	Description

10.24	(7)	Confirmation of Swap, dated as of June 12, 2007, between National CineMedia, LLC and Morgan Stanley Capital Services Inc.

10.25	(8)	ISDA Master Agreement dated as of March 2, 2007, between National CineMedia, LLC and Morgan Stanley Capital Services and Schedule.

10.26	(9)	National CineMedia, Inc. Executive Officer 2007 Performance Bonus Plan +

10.27	(10)	Confirmation of Swap, dated as of July 25, 2007, between National CineMedia, LLC and Credit Suisse International.

10.28	(11)	ISDA Master Agreement dated as of March 2, 2007, between National CineMedia, LLC and Credit Suisse International and Schedule.

10.29	(12)	Confirmation of Swap, dated as of August 6, 2007, between National CineMedia, LLC and JPMorgan Chase Bank, N.A.

10.30	(13)	ISDA Master Agreement dated as of August 6, 2007, between National CineMedia, LLC and JPMorgan Chase Bank, N.A.

10.32	(14)	ISDA Master Agreement dated as of September 14, 2007, between National CineMedia, LLC and Lehman Brothers Special Financing, Inc.

10.34	(20)	Form of Restricted Stock Unit Agreement. +

10.35	(22)	National CineMedia, Inc. 2009 Performance Bonus Plan +

10.36	(31)	ISDA Novation Agreement dated as of February 4, 2010, between National CineMedia, LLC, Lehman Brothers Special Financing Inc. and Barclays Bank PLC.

10.37	(31)	Confirmation of Swap, dated as of February 16, 2010, between National CineMedia, LLC and Barclays Bank PLC.

10.38	(25)	ISDA Master Agreement dated as of February 4, 2010 between National CineMedia, LLC and Barclays Bank PLC.

10.39	(30)	National CineMedia, Inc. 2010 Performance Bonus Plan. +

10.40	(33)	National CineMedia, Inc. 2011 Performance Bonus Plan. +

10.41	(39)	Employment Agreement dated as of August 24, 2011, by and among National CineMedia, Inc., National CineMedia, LLC and Earl B. Weihe. +

10.42	(47)	Confirmation of Partial Termination of Swap, dated May 21, 2012, between National CineMedia, LLC and Morgan Stanley Capital Services LLC.

10.43	(48)	Confirmation of Partial Termination of Swap, dated May 22, 2012, between National CineMedia, LLC and Credit Suisse International.

10.44	(49)	Confirmation of Partial Termination of Swap, dated May 31, 2012, between National CineMedia, LLC and JPMorgan Chase Bank, N.A.

10.45	(50)	Confirmation of Partial Termination of Swap, dated May 31, 2012, between National CineMedia, LLC and Barclays Bank PLC.

12.1	*	Computation of ratio of earnings to fixed charges.

23.1	*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of Bryan Cave LLP (included in Exhibit 5.1).

24.1	*	Powers of Attorney.

25.1	*	Form T-1 Statement of Eligibility of Trustee.

99.1	*	Form of Letter of Transmittal.

99.2	*	Form of Notice of Guaranteed Delivery.

99.3	*	Form of Notice to Investors.

99.4	*	Form of Notice to Brokers-Dealers.

101.INS	**	XBRL Instance Document

101.SCH	**	XBRL Taxonomy Extension Schema Document

101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	**	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	These interactive data files shall not be deemed filed for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under those sections.
+	Management contract.
(1)	Incorporated by reference to Exhibit 4.2 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(2)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.
(3)	Incorporated by reference to Exhibit 4.4 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(4)	Incorporated by reference to Exhibit 4.5 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(5)	Incorporated by reference to Exhibit 4.6 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(6)	Incorporated by reference to Exhibit 4.7 from NCM, Inc.’s Registration Statement on Form S-8 (File No. 333-140652) filed on February 13, 2007.
(7)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 10, 2007.
(8)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 10, 2007.
(9)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 30, 2007.
(10)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(11)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(12)	Incorporated by reference to Exhibit 10.3 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(13)	Incorporated by reference to Exhibit 10.4 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(14)	Incorporated by reference to Exhibit 10.6 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on November 9, 2007.
(15)	Incorporated by reference to Appendix B from NCM, Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 28, 2008.
(16)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 5, 2008.
(17)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(18)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(19)	Incorporated by reference to Exhibit 10.3 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on November 6, 2008.
(20)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on March 6, 2009.
(21)	Incorporated by reference to Exhibit 10.1.1 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 7, 2009.
(22)	Incorporated by reference to Appendix A from NCM, Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 19, 2009.
(23)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on December 21, 2009.
(24)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on April 6, 2010.
(25)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on April 14, 2010.
(26)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on August 10, 2010.

(27)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(28)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(29)	Incorporated by reference to Exhibit 10.3 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on October 6, 2010.
(30)	Incorporated by reference to Appendix A from NCM, Inc.’s Definitive Proxy Statement on Schedule 14A (File No. 001-33296) filed on March 18, 2010.
(31)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on March 9, 2010.
(32)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Annual Report on Form 10-K (File No. 001-33296) filed on February 25, 2011.
(33)	Incorporated by reference to Exhibit 10.1 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 2, 2011.
(34)	Incorporated by reference to Exhibit 10.2 from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on May 2, 2011.
(35)	Incorporated by reference to Exhibit 3.1 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on May 6, 2011.
(36)	Incorporated by reference to Exhibits of the same number from NCM, Inc.’s Current Report on Form 8-K (File No. 001-33296) filed on July 7, 2011.
(37)	Incorporated by reference to Exhibits of the same number from the Registrant’s Registration Statement on Form S-4 (File No. 333-176056) filed August 4, 2011.
(38)	Incorporated by reference to Exhibit 10.4 from NCM, Inc.’s Quarterly Report on Form 10-Q (File No. 001-33296) filed on August 4, 2011.
(39)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 26, 2011.
(40)	Incorporated by reference to Exhibits of the same number from the Registrant’s Annual Report on Form 10-K filed on March 21, 2012.
(41)	Incorporated by reference to Exhibit 10.1 from the Registrant’s Current Report on Form 8-K filed on April 18, 2012.
(42)	Incorporated by reference to Exhibit 10.2 from the Registrant’s Current Report on Form 8-K filed on April 18, 2012.
(43)	Incorporated by reference to Exhibit 10.3 from the Registrant’s Current Report on Form 8-K filed on April 18, 2012.
(44)	Incorporated by reference to Exhibit 4.1 from the Registrant’s Current Report on Form 8-K filed on April 27, 2012.
(45)	Incorporated by reference to Exhibit 4.3 from the Registrant’s Current Report on Form 8-K filed on April 27, 2012.
(46)	Incorporated by reference to Exhibit 10.1 from the Registrant’s Current Report on Form 8-K filed on April 27, 2012.
(47)	Incorporated by reference to Exhibit 10.7 from Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2012.
(48)	Incorporated by reference to Exhibit 10.8 from Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2012.
(49)	Incorporated by reference to Exhibit 10.9 from Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2012.
(50)	Incorporated by reference to Exhibit 10.10 from Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2012.